

ENERGY **FORWARD**

PPL CORPORATION **2022 ANNUAL REPORT**

PPL CORPORATION AT A GLANCE



Headquarters:
Allentown, Pa.



$7.9 billion
in annual revenue



Total assets of **$38 billion**



Market capitalization
of **$21.5 billion**



Four **regulated**
utility companies



More than **3.5 million**
utility customers (electric
and gas) in the U.S.



More than **90,000 miles**
of electric and gas lines



Almost **73 billion**
kilowatt-hours of
electricity delivered



About **7,500 megawatts**
of regulated net summer
capacity in Kentucky.



More than **6,500**
full-time employees



Recognized leader in
customer satisfaction



Goal to achieve **net-zero
carbon emissions** by 2050

As of Dec. 31, 2022.

MAJOR BUSINESS SEGMENTS	KEY INFORMATION	
Kentucky Regulated	PPL's Kentucky segment consists primarily of the regulated electricity and natural gas operations of Louisville Gas and Electric Company and Kentucky Utilities Company, which serve 1.3 million customers in Kentucky and Virginia and operate about 7,500 megawatts of regulated generating capacity.	
Pennsylvania Regulated	PPL's Pennsylvania segment consists of the regulated electricity delivery operations of PPL Electric Utilities Corporation, which serves approximately 1.5 million customers in eastern and central Pennsylvania.	
Rhode Island Regulated	PPL's Rhode Island segment consists of the regulated electricity and natural gas operations of Rhode Island Energy, which was acquired on May 25, 2022, and serves over 750,000 customers across Rhode Island.	

DEAR SHAREOWNERS,

2022 marked the beginning of a new era for PPL as a premier, pure-play, U.S. regulated utility holding company. Our acquisition of Rhode Island Energy in 2022 and the sale of our U.K. utility business in 2021 have completely redefined our company.

The result is a PPL that's as strong as it's been in years and only getting stronger.

The actions we've taken to strategically reposition PPL have eliminated the risk of foreign ownership, positioned PPL to deliver top-tier earnings and dividend growth for years to come, created one of the strongest balance sheets in the U.S. utility sector, and sharpened our focus on advancing a cleaner energy future in the U.S.

In addition, PPL's transformation has opened the door to operating as one PPL across our expanded U.S. footprint. This includes centralizing shared services, deploying a common operating playbook, and leveraging best practices to drive greater efficiency and improved results.

This year's letter highlights our vision for the new PPL, our strategy moving forward, and our progress in delivering on our commitments to customers and shareowners in 2022.

DETERMINED TO BE THE NATION'S BEST

Our vision, simply put, is to be the best utility company in the U.S. This means the best at delivering safe, reliable, affordable and sustainable energy to our customers and the best at delivering competitive, long-term returns to our shareowners.

As we measure ourselves against this standard, we are targeting top-decile performance in safety and top-quartile performance in reliability, customer satisfaction and cost efficiency. We're also targeting a premium stock valuation in our sector as we align top-tier earnings growth with our proven track record of operational performance.

While we're not where we aim to be yet on all measures, we're confident we're on the right path to achieve our vision, and we're excited about the opportunities ahead. We have a clear and compelling strategy focused on creating the utilities of the future. We're expanding our use of grid innovation and data science to drive better outcomes. And as a result of our strategic repositioning, we now have the kind of financial flexibility that we haven't had in more than a decade.

DELIVERING ON OUR FINANCIAL COMMITMENTS

As we executed our strategic repositioning in 2022, we continued to drive solid financial results while strengthening our foundation for future growth.

First and foremost, we exceeded the midpoint of our ongoing earnings forecast and executed $2 billion in capital improvements to strengthen grid reliability and resilience and prepare our energy networks for the future. In addition, we worked throughout the year to strengthen our business plan and enhance value for all stakeholders moving forward.




Vincent Sorgi
President and Chief Executive Officer

Craig A. Rogerson
Independent Chair of the Board

Specifically, we extended our 6% to 8% annual earnings per share (EPS) and dividend growth projection through at least 2026. We increased planned capital investments by 20% over the same period and now expect to invest $12 billion through 2026. This, in turn, will drive projected average annual rate base growth of 5.6% over the plan period, with greater than 7% rate base growth in the back half of our plan.

Lastly, we increased our targeted operation and maintenance savings more than 15% to $175 million through 2026. Savings will be driven primarily by our transmission and distribution operations as we deploy scalable technologies and data science across PPL to drive improved performance and greater efficiency.

The result of our actions in 2022 is a compelling total return proposition (EPS growth, plus dividend yield) of 9% to 11% per year.

EXCELLING OPERATIONALLY

Throughout 2022, we also remained laser-focused on delivering safe, reliable and affordable energy for our 3.5 million customers.

In Pennsylvania and Kentucky, we maintained top-quartile reliability despite increased storm frequency and severity. At PPL Electric Utilities and Kentucky Utilities (KU), we achieved top-quartile customer satisfaction, with KU ranking highest in both residential and business customer satisfaction among mid-sized utilities in its region.

Meanwhile, our newly acquired Rhode Island Energy achieved its best reliability performance in years. And in just seven months of PPL ownership, Rhode Island Energy developed and filed comprehensive investment plans to improve reliability and efficiency, modernize the grid, deploy advanced meters and support the state's leading clean energy goals.

In 2022, high electricity supply prices posed a significant challenge for our customers, as well as consumers across the country. This challenge, driven by market forces, is unlikely to disappear soon, and it's why efficiency and affordability are at the heart of PPL's strategy. Our plan supports top-tier earnings growth without the need for rate cases in Kentucky and Pennsylvania through 2026. The only rate case we assume is in Rhode Island, to be effective in mid-2026.

CREATING THE UTILITIES OF THE FUTURE

As our nation strives to address climate change, the challenges are complex; the solutions will require historic investment and innovation; and the path we take will determine whether the transition is sustainable for those we serve. Indeed, achieving economy-wide decarbonization while keeping energy affordable is one of the great challenges and opportunities of our lifetime.

Success in this endeavor will demand utilities that are agile, innovative and technology-enabled, putting automation, artificial intelligence and smart delivery platforms to work in driving value and efficiency.

In 2022, PPL set a bold new strategy to create these utilities of the future. Our strategy focuses on 1) enhancing the reliability and resiliency of our electric and gas networks through strategic investments, 2) advancing the clean energy transition while preserving affordability and reliability for our customers, and 3) leveraging the best of the best within and outside PPL to drive operational efficiency and deliver long-term value for our customers and shareowners.

In pursuit of this strategy, we will continue to invest in system hardening, smart grid technology, and industry-leading automation to minimize outages, cost-effectively improve restoration times and prepare the grid for increased distributed energy resources, renewables and electrification. We will leverage data science and technology to ensure that every dollar we spend is purpose-driven, allocated with precision, and aligned with what matters most to our customers.

In addition, we will continue to advance our comprehensive clean energy strategy and collaborate on clean energy research and development. Finally, enabled by our strategic repositioning, we will transition to common systems and platforms across PPL; adopt a common operating model and asset strategy; and drive efficiency in every aspect of our business.

PURSUING A RESPONSIBLE, SUSTAINABLE PATH TO NET-ZERO

In 2022, we made significant progress in advancing our clean energy strategy, which focuses on decarbonizing our Kentucky generation fleet, positioning the grid as an enabler of clean energy resources, driving efficiency and demand-side management, investing in research and development (R&D), and decarbonizing our non-generation operations.

Among the year's highlights, Louisville Gas and Electric and KU filed a plan in December to economically replace 1,500 megawatts of aging coal generation, or nearly one-third of our Kentucky coal fleet, by 2028. The plan proposes the addition of two new combined-cycle natural gas plants, nearly 1,000 megawatts of solar generation, 125 megawatts of battery storage and more than a dozen new energy efficiency programs to meet customers' needs in the most reliable, least-cost fashion. The balanced plan represents $2.1 billion in new investment through 2028 and is consistent with our goal to achieve net-zero carbon emissions by 2050. It would cut PPL's carbon intensity by 25%. In addition, it would drive total carbon emissions reductions to about 67% from 2010 levels by 2030.

Beyond our Kentucky filing in 2022, PPL also announced a strategic partnership with Elia Group subsidiary WindGrid to jointly develop and propose innovative transmission solutions to connect future offshore wind to the onshore grid in New England. Separately, Rhode Island Energy requested proposals for 600-1,000 megawatts of offshore wind to support the state's 100% Renewable Energy Standard by 2033. And PPL continued to demonstrate strong support for clean energy R&D, partnering with over 25 organizations on more than 140 projects.

CLOSING THOUGHTS ON A REMARKABLE YEAR AND PPL'S FUTURE

In closing, PPL has been a company in transition for more than two years. During this time, we achieved exceptional value for our U.K. assets. We acquired a phenomenal asset in Rhode Island Energy. And we shifted the trajectory of our business for years to come, laying a strong foundation for a new era of growth and success.

Emboldened by our transformation, powered by a tremendous team of more than 6,500 employees, and energized by the opportunities ahead, we are excited to showcase our new strengths and eager to drive value for our shareowners, our customers and the communities we serve.

Thank you for supporting us on this journey. It's a fantastic time to be part of PPL, and our future has never been brighter.

Sincerely,



Vincent Sorgi
President and
Chief Executive Officer



Craig A. Rogerson
Independent
Chair of the Board

2022 FINANCIAL HIGHLIGHTS

For the years ended December 31

FINANCIAL	2022	2021
Operating revenues (millions)	**$7,902**	$5,783
Net income (millions)	**$756**	$(1,480)
Earnings from ongoing operations (millions) (a)	**$1,041**	$806
Total assets (millions)	**$37,837**	$33,223
Earnings per share - Diluted	**$1.02**	$(1.93)
Earnings from ongoing operations per share – Diluted (a)	**$1.41**	$1.05
Book value per share (b)	**$18.89**	$18.67
Market price per share	**$29.22**	$30.06
Market price/book value ratio	**155%**	161%

OPERATING – ELECTRICITY SALES (GWh) (c)		
Retail delivered	**67,405**	66,434
Wholesale supplied (d)	**1,080**	888

(a) Management utilizes "Earnings from Ongoing Operations" as a non-GAAP financial measure that should not be considered as an alternative to net income, an indicator of operating performance determined in accordance with GAAP. PPL believes that Earnings from Ongoing Operations is useful and meaningful to investors because it provides management's view of PPL's earnings performance as another criterion in making investment decisions. In addition, PPL's management uses Earnings from Ongoing Operations in measuring achievement of certain corporate performance goals, including targets for certain executive incentive compensation. Other companies may use different measures to present financial performance. Earnings from Ongoing Operations is adjusted for the impact of special items. Special items are presented in the financial tables on an after-tax basis with the related income taxes on special items separately disclosed. Income taxes on special items, when applicable, are calculated based on the statutory tax rate of the entity where the activity is recorded. See "Reconciliation of Earnings from Ongoing Operations" on page 28 (millions of dollars) and page IV (per share) of this report.

(b) Based on 736,487 and 735,112 shares of common stock outstanding (in thousands) at December 31, 2022, and December 31, 2021.

(c) Excludes Rhode Island Energy's electricity sales as revenues are decoupled from volumes delivered.

(d) Represents FERC-regulated municipal and unregulated off-system sales.

Reconciliation of Earnings from Ongoing Operations

	KY Reg.	PA Reg.	RI Reg.[1]	Corp. & Other	Disc. Ops.	Total 2022	2021
	(per share - diluted)						
Net Income	$0.69	$0.71	$(0.06)	$(0.38)	$0.06	$1.02	$(1.93)
Less: Special Items (expense) benefit:[2]							
Income (Loss) from Discontinued Operations	-	-	-	-	0.06	0.06	(1.97)
Talen litigation costs	-	-	-	-	-	-	(0.02)
Strategic corporate initiatives	(0.01)	-	-	(0.02)	-	(0.03)	(0.01)
Valuation allowance adjustment	-	-	-	-	-	-	0.01
Transmission formula rate return on equity reduction	-	-	-	-	-	-	(0.03)
Acquisition integration	-	-	(0.14)	(0.20)	-	(0.34)	(0.03)
U.K. tax rate change	-	-	-	-	-	-	(0.50)
Solar panel impairment	-	-	-	-	-	-	(0.03)
Loss on early extinguishment of debt	-	-	-	-	-	-	(0.40)
PA tax rate change	-	0.01	-	(0.01)	-	-	-
Sale of Safari Holdings	-	-	-	(0.08)	-	(0.08)	-
Total Special Items	(0.01)	0.01	(0.14)	(0.31)	0.06	(0.39)	(2.98)
Earnings from Ongoing Operations	$0.70	$0.70	$0.08	$(0.07)	$-	$1.41	$1.05

[1] *Results are from the May 25, 2022, acquisition date of Rhode Island Energy.*
[2] *See Combined Management's Discussion and Analysis of Financial Condition and Results of Operations for additional information on special items.*

Statements contained in this Annual Report, including statements with respect to future earnings and corporate strategy, are "forward-looking statements" within the meaning of the federal securities laws. Although PPL Corporation believes that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements are subject to a number of risks and uncertainties, and actual results may differ materially from the results discussed in these statements. Forward-looking statements may be identified by the use of words such as "believe," "expect," "plans," "intends," "may," "strategy," "target," "goals," "anticipate," and other similar words and include, without limitation, statements regarding the acquisition of The Narragansett Electric Company doing business as Rhode Island Energy and the anticipated effects of that transaction. Investors should not place undue reliance on forward-looking statements as a prediction of actual results. Any forward-looking statements should be considered in light of the factors and other matters discussed in "Item 1A. Risk Factors" and "Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" in PPL Corporation's 2022 Annual Report on Form 10-K and other reports on file with the Securities and Exchange Commission.

FINANCIAL TABLE OF CONTENTS

Form 10-K for the year ended Dec. 31, 2022, was filed by PPL Corporation with the U.S. Securities and Exchange Commission on Feb. 17, 2023. Please visit PPL Corporation's website, www.pplweb.com/investors, for the full text.

BUSINESS

General

(All Registrants)

PPL, headquartered in Allentown, Pennsylvania, is a utility holding company, incorporated in 1994 to serve as the holding company for the regulated utility that is now PPL Electric and pursue other business activities in the deregulated power sector. PPL, through its regulated utility subsidiaries, delivers electricity to customers in Pennsylvania, Kentucky, Virginia, and Rhode Island; delivers natural gas to customers in Kentucky and Rhode Island; and generates electricity from power plants in Kentucky.

PPL's principal subsidiaries at December 31, 2022 are shown below (* denotes a Registrant).



PPL Corporation*
PPL Capital Funding
Provides financing for the operations of PPL and certain subsidiaries
PPL Electric*
Engages in the regulated transmission and distribution of electricity in Pennsylvania
LKE
A holding company that owns regulated utility operations through its subsidiaries, LG&E and KU
RIE
Engages in the regulated transmission, distribution and sale of electricity and regulated distribution and sale of natural gas in Rhode Island
LG&E*
Engages in the regulated generation, transmission, distribution and sale of electricity and regulated distribution and sale of natural gas in Kentucky
KU*
Engages in the regulated generation, transmission, distribution and sale of electricity, primarily in Kentucky
Pennsylvania Regulated Segment
Kentucky Regulated Segment
Rhode Island Regulated Segment

In addition to PPL, the other Registrants included in this report are as follows.

PPL Electric, headquartered in Allentown, Pennsylvania, is a wholly owned subsidiary of PPL and a regulated public utility that is an electricity transmission and distribution service provider in eastern and central Pennsylvania. PPL Electric is subject to regulation as a public utility by the PAPUC, and certain of its transmission activities are subject to the jurisdiction of the FERC under the Federal Power Act. PPL Electric delivers electricity in its Pennsylvania service area and provides electricity supply to retail customers in that area as a PLR under the Customer Choice Act. PPL Electric was organized in 1920 as Pennsylvania Power & Light Company.

LG&E, headquartered in Louisville, Kentucky, is a wholly owned subsidiary of LKE and a regulated utility engaged in the generation, transmission, distribution and sale of electricity and distribution and sale of natural gas in Kentucky. LG&E is subject to regulation as a public utility by the KPSC, and certain of its transmission activities are subject to the jurisdiction of the FERC under the Federal Power Act. LG&E was incorporated in 1913.

KU, headquartered in Lexington, Kentucky, is a wholly owned subsidiary of LKE and a regulated utility engaged in the generation, transmission, distribution and sale of electricity in Kentucky and Virginia. KU is subject to regulation as a public

1

utility by the KPSC and the VSCC, and certain of its transmission and wholesale power activities are subject to the jurisdiction of the FERC under the Federal Power Act. KU serves its Kentucky customers under the KU name and its Virginia customers under the Old Dominion Power name. KU was incorporated in Kentucky in 1912 and in Virginia in 1991.

<u>Segment Information</u>

(PPL)

PPL is organized into three reportable segments as depicted in the chart above: Kentucky Regulated, which primarily represents the results of LG&E and KU, Pennsylvania Regulated, which primarily represents the results of PPL Electric, and Rhode Island Regulated, which primarily represents the results of RIE. "Corporate and Other" primarily includes financing and other costs incurred at the corporate level that have not been allocated or assigned to the segments, as well as certain non-recoverable costs resulting from commitments made to the Rhode Island Division of Public Utilities and Carriers and the Attorney General of the State of Rhode Island in conjunction with the acquisition of Narragansett Electric.

A comparison of PPL's Regulated segments is shown below.

	Kentucky Regulated		Pennsylvania Regulated		Rhode Island Regulated (a)	
For the year ended December 31, 2022:						
Operating Revenues (in billions)	$	3.8	$	3.0	$	1.0
Net Income (in millions)	$	507	$	525	$	(44)
Electricity delivered (GWh)		30,892		37,593		4,494
Natural gas delivered (Bcf)		31		—		14
At December 31, 2022:						
Regulatory Asset Base (in billions) (b)	$	11.7	$	9.3	$	3.2
Service area (in square miles)		8,000		10,000		1,200
Customers (in millions)		1.3		1.5		0.8

(a)   On May 25, 2022, PPL Rhode Island Holdings acquired 100% of the outstanding shares of common stock of Narragansett Electric. The results of RIE are included in PPL's Rhode Island Regulated segment. See Note 9 to the Financial Statements for additional information.

(b)   Represents capitalization for Kentucky Regulated, rate base for Pennsylvania Regulated and Rhode Island Regulated. The amount for Rhode Island Regulated excludes acquisition-related adjustments for non-earning assets.

See Note 2 to the Financial Statements for additional financial information by segment.

Beginning on January 1, 2023, the Kentucky Regulated segment will consist primarily of the regulated electricity generation, transmission and distribution operations conducted by LG&E and KU, as well as LG&E's regulated distribution and sale of natural gas. Prior to January 1, 2023, the Kentucky Regulated segment also included the financing activities of LKE. The financing activity of LKE will be presented in Corporate and Other beginning on January 1, 2023. As a result of this change, beginning on January 1, 2023, PPL's segments will consist of the regulated operations of Kentucky, Pennsylvania and Rhode Island and will exclude any incremental financing activities of holding companies, which Management believes is a more meaningful presentation as it provides information on the core regulated operations of PPL.

(PPL Electric, LG&E and KU)

PPL Electric has two operating segments, distribution and transmission, which are aggregated into a single reportable segment. LG&E and KU are individually single operating and reportable segments.

<u>Kentucky Regulated Segment</u> *(PPL)*

The Kentucky Regulated segment consists primarily of the regulated electricity generation, transmission and distribution operations conducted by LG&E and KU, as well as LG&E's regulated distribution and sale of natural gas. In addition, the Kentucky Regulated segment includes certain financing and other costs at LKE.

2

(PPL, LG&E and KU)

LG&E and KU are engaged in the regulated generation, transmission, distribution and sale of electricity in Kentucky and, in KU's case, also Virginia. LG&E also engages in the distribution and sale of natural gas in Kentucky. LG&E provides electric service to approximately 433,000 customers in Louisville and adjacent areas in Kentucky, covering approximately 700 square miles in nine counties and provides natural gas service to approximately 334,000 customers in its electric service area and eight additional counties in Kentucky. KU provides electric service to approximately 541,000 customers in 77 counties in central, southeastern and western Kentucky and approximately 28,000 customers in five counties in southwestern Virginia, covering approximately 4,800 non-contiguous square miles. KU also sells wholesale electricity to two municipalities in Kentucky under load following contracts. See Note 3 to the Financial Statements for revenue information.

Franchises and Licenses

LG&E and KU provide electricity delivery service, and LG&E provides natural gas distribution service, in their respective service territories pursuant to certain franchises, licenses, statutory service areas, easements and other rights or permissions granted by state legislatures, cities or municipalities or other entities.

Competition

There are currently no other electric public utilities operating within the electric service areas of LG&E and KU. From time to time, bills are introduced into the Kentucky General Assembly which seek to authorize, promote or mandate increased distributed generation, customer choice or other developments. Neither the Kentucky General Assembly nor the KPSC has adopted or approved a plan or timetable for retail electric industry competition in Kentucky. The nature or timing of legislative or regulatory actions, if any, regarding industry restructuring and their impact on LG&E and KU, which may be significant, cannot currently be predicted. Virginia, formerly a deregulated jurisdiction, has enacted legislation that implemented a hybrid model of cost-based regulation. KU's operations in Virginia have been and remain regulated.

Alternative energy sources such as electricity, oil, propane and other fuels indirectly impact LG&E's natural gas revenues. Marketers may also compete to sell natural gas to certain large end-users. LG&E's natural gas tariffs include gas price pass-through mechanisms relating to its sale of natural gas as a commodity. Therefore, customer natural gas purchases from alternative suppliers do not generally impact LG&E's profitability. Some large industrial and commercial customers, however, may physically bypass LG&E's facilities and seek delivery service directly from interstate pipelines or other natural gas distribution systems.

Power Supply

At December 31, 2022, LG&E owned generating capacity of 2,760 MW and KU owned generating capacity of 4,775 MW.

The system capacity of LG&E's and KU's owned generation is based upon several factors, including the operating experience and physical condition of the units, and may be revised periodically to reflect changes in circumstances.

During 2022, LG&E's and KU's power plants generated the following amounts of electricity:

	GWh	
Fuel Source	**LG&E**	**KU**
Coal	10,488	13,880
Oil	—	6
Gas	1,816	5,039
Hydro	278	61
Solar	8	12
Total (a)	12,590	18,998

(a)   This generation represents an increase for LG&E of 5% and a decrease for KU of 1% from 2021 output.

The majority of LG&E's and KU's generated electricity was used to supply their retail customer bases.

LG&E and KU jointly dispatch their generation units with the lowest cost generation used to serve their customers. When LG&E has excess generation capacity after serving its own customers and its generation cost is lower than that of KU, KU purchases electricity from LG&E and vice versa.

Due to environmental requirements and energy efficiency measures, as of December 31, 2022, LG&E and KU have retired approximately 1,200 MW of coal-fired generation plants since 2010.

LG&E and KU received approval from the KPSC to develop a 4 MW Solar Share facility to service a Solar Share program. The Solar Share program is a voluntary program that allows customers to subscribe capacity in the Solar Share facility. Construction commences, in 500-kilowatt phases, when subscription is complete. Construction of five 500-kilowatt phases was completed as of December 31, 2022. LG&E and KU continue to market the program and have started receiving subscriptions for the sixth 500-kilowatt phase.

On January 23, 2020, LG&E and KU applied to the KPSC for approval of arrangements relating to the purchase of 100 MW of solar power in connection with the Green Tariff option established in the 2018 Kentucky base rate cases. Pursuant to the agreements, LG&E and KU would purchase the initial 20 years of output of a proposed third-party solar generation facility and resell the bulk of the power as renewable energy to two large industrial customers and use the remaining power for other customers. The generation facility is currently expected to be operational in the fourth quarter of 2024. In 2020, the KPSC approved LG&E's and KU's applications. PPL, LG&E and KU do not anticipate that these arrangements will have a significant impact on their results of operations or financial condition.

On October 6, 2021, LG&E and KU entered into an agreement to purchase the initial 20 years of output of a proposed 125 MW third-party solar generation facility in connection with the Green Tariff option established in the 2018 Kentucky base rate cases. Pursuant to the agreements, LG&E and KU would purchase output of the facility and resell power as renewable energy to certain large customers. The generation facility is currently expected to be operational in the fourth quarter of 2024. PPL, LG&E and KU do not anticipate that this agreement will have a significant impact on their results of operations or financial condition.

On December 15, 2022, LG&E and KU filed an application with the KPSC for a CPCN for the construction of two 621 MW net summer rating NGCC combustion turbine facilities, one at LG&E's Mill Creek Generating Station in Jefferson County, Kentucky and the other at KU's E.W. Brown Generating Station in Mercer County, Kentucky, including on-site natural gas and electric transmission construction associated with those facilities and site compatibility certificates. LG&E and KU also applied for a CPCN to construct a 120 MWac solar photovoltaic electric generating facility in Mercer County, Kentucky, and for a CPCN to acquire a 120 MWac solar facility to be built by a third-party solar developer in Marion County, Kentucky. LG&E and KU further applied for a CPCN to construct a 125 MW, 4-hour battery energy storage system facility at KU's E.W. Brown Generating Station and for approval of their proposed 2024-2030 DSM programs. The plan includes adding 14 new, adjusted or expanded energy efficiency programs, which would reduce LG&E's and KU's overall need by approximately 100 MW each. Finally, LG&E and KU requested a declaratory order to confirm that their entry into non-firm energy-only power-purchase agreements for the output of four solar photovoltaic facilities with a combined capacity of 637 MW does not require KPSC approval and that LG&E and KU may recover the costs of the solar PPAs through their fuel adjustment clause mechanisms as previously approved for a prior solar PPA. LG&E and KU plan to accrue AFUDC on the constructed NGCCs, solar facility in Mercer County, Kentucky and the battery energy storage system facility and have requested regulatory asset treatment to recover the financing costs of these projects.

The new NGCC would be jointly owned by LG&E (31%) and KU (69%) and the solar units would be jointly owned by LG&E (37%) and KU (63%), the battery storage unit would be owned by LG&E, and the proposed PPA transactions and DSM programs would be entered into or conducted jointly by LG&E and KU, consistent with LG&E and KU's shared dispatch, cost allocation, tariff or other frameworks.

The filing also notes planned retirement dates for certain existing coal-fired generation units, including Mill Creek 1 (300 MW) in 2024 and E.W. Brown 3 (412 MW) in 2028, and updates and advances the planned retirement dates for Mill Creek 2 (297

MW) to 2027 and Ghent 2 (486 MW) to 2028. LG&E and KU anticipate the recovery of associated retirement costs, including the remaining net book value, for these coal-fired generating units through the RAR or other rate mechanisms.

The KPSC accepted the filing as of January 6, 2023 and has indicated its intention to issue an order on all issues by November 6, 2023. LG&E and KU cannot predict the outcome of these matters.

Fuel Supply

Coal and natural gas are expected to be the predominant fuels used by LG&E and KU for generation for the foreseeable future. Natural gas used for generation is primarily purchased using contractual arrangements separate from LG&E's natural gas distribution operations. Natural gas and oil are also used for intermediate and peaking capacity and flame stabilization in coal-fired boilers.

Fuel inventory is maintained at levels estimated to be necessary to avoid operational disruptions at coal-fired generating units. Reliability of coal deliveries can be affected from time to time by several factors including fluctuations in demand, coal mine production issues, high or low river level events, lock outages and other supplier or transporter operating or financial difficulties.

LG&E and KU have entered into coal supply agreements with various suppliers for coal deliveries through 2027 and augment their coal supply agreements with spot market purchases, as needed.

For their existing units, LG&E and KU expect, for the foreseeable future, to purchase most of their coal from western Kentucky, southern Indiana, southern Illinois, northern West Virginia and western Pennsylvania. LG&E and KU continue to purchase certain quantities of ultra-low sulfur content coal from Wyoming for blending at Trimble County Unit 2. Coal is delivered to the generating plants primarily by barge and rail.

To enhance the reliability of natural gas supply, LG&E and KU have secured firm long-term pipeline transport capacity services with contracts of various durations through 2024 on the interstate pipeline serving Cane Run Unit 7. This pipeline also serves the six simple cycle combustion turbine units located at the Trimble County site as well as two other simple cycle units at the Paddy's Run site. For the seven simple cycle combustion turbines at the E.W. Brown facility, no firm long-term pipeline transport capacity has been purchased due to the facility's connection to two interstate pipelines and some of the units having dual fuel capability.

LG&E and KU have firm contracts for a portion of the natural gas fuel for Cane Run Unit 7 through October 2024. The bulk of the natural gas fuel remains purchased on the spot market.

(PPL and LG&E)

Natural Gas Distribution Supply

Five underground natural gas storage fields, with a current working natural gas capacity of approximately 15 billion cubic feet (Bcf), are used to provide natural gas service to LG&E's firm sales customers. Natural gas is stored during the summer season for withdrawal during the following winter heating season. Without this storage capacity, LG&E would need to purchase additional natural gas and pipeline transportation services during winter months when customer demand increases and the cost of natural gas supply and pipeline transportation services are expected to be higher. At December 31, 2022, LG&E had 10 Bcf of natural gas stored underground with a carrying value of $68 million. LG&E will continue work in 2023 on a multi-year project to retire one of its underground natural gas storage fields with a working natural gas capacity of 4 Bcf, with plans to complete by no later than 2025.

LG&E has a portfolio of supply arrangements of varying durations and terms that provide competitively priced natural gas designed to meet its firm sales obligations. These natural gas supply arrangements include pricing provisions that are market-responsive. In tandem with pipeline transportation services, these natural gas supplies provide the reliability and flexibility necessary to serve LG&E's natural gas customers.

LG&E purchases natural gas supply transportation services from two pipelines. LG&E has a set of contracts with one pipeline that are subject to termination by LG&E between 2025 and 2028. Total winter season capacity under these contracts is 184,900 MMBtu/day and summer season capacity is 60,000 MMBtu/day. LG&E has two additional contracts with this same pipeline. One contract is for pipeline capacity through 2026 for 60,000 MMBtu/day during both the winter and summer seasons. The other contract is for pipeline capacity through 2028 for 30,000 MMBtu/day during the winter season. LG&E has a single contract with a second pipeline with a total capacity of 20,000 MMBtu/day during both the winter and summer seasons that expires in 2030.

LG&E expects to purchase natural gas supplies for its gas distribution operations from onshore producing regions in South Texas, East Texas, North Louisiana and Arkansas, as well as gas originating in the Marcellus and Utica production areas.

(PPL, LG&E and KU)

Transmission

LG&E and KU contract with the Tennessee Valley Authority to act as their transmission reliability coordinator and contract with TranServ International, Inc. to act as their independent transmission organization.

Rates

LG&E is subject to the jurisdiction of the KPSC and the FERC, and KU is subject to the jurisdiction of the KPSC, the FERC and the VSCC. LG&E and KU operate under a FERC-approved open access transmission tariff.

LG&E's and KU's Kentucky base rates are calculated based on a return on capitalization (common equity, long-term debt and short-term debt) including adjustments for certain net investments and costs recovered separately through other means. As such, LG&E and KU generally earn a return on regulatory assets in Kentucky.

KU's Virginia base rates are calculated based on a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except for regulatory assets and liabilities related to the levelized fuel factor, accumulated deferred income taxes, pension and postretirement benefits, and AROs related to certain CCR impoundments, are excluded from the return on rate base utilized in the calculation of Virginia base rates, no return is earned on the related assets.

KU's rates to two municipal customers for wholesale power requirements are calculated based on annual updates to a formula rate that utilizes a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base utilized in the development of municipal rates, no return is earned on the related assets.

See "Financial and Operational Developments" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the Financial Statements for additional information on current rate proceedings and rate mechanisms.

Pennsylvania Regulated Segment (PPL)

The Pennsylvania Regulated segment consists of PPL Electric, a regulated public utility engaged in the distribution and transmission of electricity.

(PPL and PPL Electric)

PPL Electric delivers electricity to approximately 1.5 million customers in a 10,000-square mile territory in 29 counties within eastern and central Pennsylvania. PPL Electric also provides electricity to retail customers in this territory as a PLR under the Customer Choice Act. See Note 3 to the Financial Statements for revenue information.

Franchise, Licenses and Other Regulations

PPL Electric is authorized to provide electric public utility service throughout its service area as a result of grants by the Commonwealth of Pennsylvania in corporate charters to PPL Electric and companies that it has succeeded, and as a result of certification by the PAPUC. PPL Electric is granted the right to enter the streets and highways by the Commonwealth subject to certain conditions. In general, such conditions have been met by ordinance, resolution, permit, acquiescence or other action by an appropriate local political subdivision or agency of the Commonwealth.

Competition

Pursuant to authorizations from the Commonwealth of Pennsylvania and the PAPUC, PPL Electric operates a regulated distribution monopoly in its service area. Accordingly, PPL Electric does not face competition in its electricity distribution business. Pursuant to the Customer Choice Act, generation of electricity is a competitive business in Pennsylvania, and PPL Electric does not own or operate any generation facilities.

The PPL Electric transmission business, operating under a FERC-approved PJM Open Access Transmission Tariff, is subject to competition pursuant to FERC Order 1000 from entities that are not incumbent PJM transmission owners with respect to the construction and ownership of transmission facilities within PJM.

Rates and Regulation

Transmission

PPL Electric's transmission facilities are within PJM, which operates the electricity transmission network and electric energy market in the Mid-Atlantic and Midwest regions of the U.S.

PJM serves as a FERC-approved Regional Transmission Operator (RTO) to promote greater participation and competition in the region it serves. In addition to operating the electricity transmission network, PJM also administers regional markets for energy, capacity and ancillary services. A primary objective of any RTO is to separate the operation of, and access to, the transmission grid from market participants that buy or sell electricity in the same markets. Electric utilities continue to own the transmission assets and to receive their share of transmission revenues, but the RTO directs the control and operation of the transmission facilities. Certain types of transmission investments are subject to competitive processes outlined in the PJM tariff.

As a transmission owner, PPL Electric's transmission revenues are recovered through PJM and billed in accordance with a FERC-approved Open Access Transmission Tariff that allows recovery of incurred transmission costs, a return on transmission-related plant and an automatic annual update based on a formula-based rate recovery mechanism. Under this formula, rates are put into effect in June of each year based upon prior year actual expenditures and current year forecasted capital additions. Rates are then adjusted the following year to reflect actual annual expenses and capital additions, as reported in PPL Electric's annual FERC Form 1, filed under the FERC's Uniform System of Accounts. Any difference between the revenue requirement in effect for the prior year and actual expenditures incurred for that year is recorded as a regulatory asset or regulatory liability.

Any change in the prior year PPL zonal peak load billing factor applied on January 1 of each year will result in an increase or decrease in revenue until the next annual rate update is effective on June 1 of that same year.

As a PLR, PPL Electric also purchases transmission services from PJM. See "PLR" below.

See "Financial and Operational Developments" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 to the Financial Statements for additional information on rate mechanisms and regulatory matters.

Distribution

PPL Electric's distribution base rates are calculated based on a return on rate base (net utility plant plus a cash working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions). All regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base. Therefore, no return is earned on the related assets unless specifically provided for by the PAPUC. Currently, PPL Electric's Smart Meter rider and the DSIC are the only riders authorized to earn a return. Certain operating expenses are also included in PPL Electric's distribution base rates including wages and benefits, other operation and maintenance expenses, depreciation and taxes.

Pennsylvania's Alternative Energy Portfolio Standard (AEPS) requires electric distribution companies and electricity generation suppliers to obtain from alternative energy resources a portion of the electricity sold to retail customers in Pennsylvania. Under the default service procurement plans approved by the PAPUC, PPL Electric purchases all of the alternative energy generation supply it needs to comply with the AEPS.

Act 129 created an energy efficiency and conservation program, a demand side management program, smart metering technology requirements, new PLR generation supply procurement rules, remedies for market misconduct and changes to the existing AEPS.

Act 11 authorizes the PAPUC to approve two specific ratemaking mechanisms: the use of a fully projected future test year in base rate proceedings and, subject to certain conditions, the use of a DSIC. Such alternative ratemaking procedures and mechanisms provide opportunity for accelerated cost-recovery and, therefore, are important to PPL Electric as it is in a period of significant capital investment to maintain and enhance the reliability of its delivery system, including the replacement of aging assets. PPL Electric utilized the fully projected future test year mechanism in its 2015 base rate proceeding. PPL has had the ability to utilize the DSIC recovery mechanism since July 2013.

See Note 7 to the Financial Statements for additional information on rate mechanisms and legislative and regulatory matters.

PLR

The Customer Choice Act requires electric distribution companies, including PPL Electric, or an alternative supplier approved by the PAPUC, to act as a PLR of electricity supply for customers who do not choose to shop for supply with a competitive supplier and provides that electricity supply costs will be recovered by the PLR pursuant to PAPUC regulations. In 2022, the following average percentages of PPL Electric's customer load were provided by competitive suppliers: 37% of residential, 76% of small commercial and industrial and 95% of large commercial and industrial customers.

PPL Electric's electricity generation costs are established based upon the results of a competitive solicitation process. In December 2020, the PAPUC approved PPL Electric's default service plan for the period June 1, 2021 through May 31, 2025, which includes a total of eight solicitations for electricity supply held semiannually in April and October. Through December 31, 2022, four auctions of the plan were completed. This plan also includes eight solicitations for alternative energy credits held semiannually in January and July. Through January 2023, four alternative energy credit solicitations have been completed.

Pursuant to the plans, PPL Electric contracts for all of the electricity supply for residential, commercial and industrial customers who elect to take default service from PPL Electric. These solicitations contain a mix of products including 5-year block energy contracts for residential customers, 6- and 12-month fixed-price load-following contracts for residential and small commercial and industrial customers, 12-month real-time pricing contracts for large commercial and industrial customers, and alternative energy credit contracts for residential, commercial and industrial customers. These contracts fulfill PPL Electric's obligation to provide customer electricity supply as a PLR.

Numerous alternative suppliers have offered to provide generation supply in PPL Electric's service area. As the cost of generation supply is a pass-through cost for PPL Electric, its financial results are not impacted if its customers purchase electricity supply from these alternative suppliers.

Rhode Island Regulated Segment (PPL)

The Rhode Island Regulated segment consists primarily of the regulated electricity transmission and distribution operations and regulated distribution and sale of natural gas conducted by RIE.

RIE is engaged in the regulated transmission, distribution and sale of electricity and regulated distribution and sale of natural gas in Rhode Island. RIE provides electric service to approximately 480,000 customers and natural gas service to approximately 270,000 customers. RIE's service area covers substantially all of Rhode Island. See Note 3 to the Financial Statements for revenue information.

Franchises and Licenses

RIE provides electricity delivery service and natural gas distribution service in its service territory pursuant to certain franchises, licenses, statutory service areas, easements and other rights or permissions granted by the Rhode Island state legislature, cities or municipalities or other entities.

Competition

There are currently no other electric or gas public utilities operating within the service area of RIE.

Alternative energy sources such as electricity, oil, propane and other fuels indirectly impact RIE's natural gas revenues. Marketers may also compete to sell natural gas to certain large end-users. RIE's natural gas tariffs include gas price pass-through mechanisms relating to its sale of natural gas as a commodity. Therefore, customer natural gas purchases from alternative suppliers do not generally impact RIE's profitability. Some large industrial and commercial customers, however, may physically bypass RIE's facilities and seek delivery service directly from interstate pipelines or other natural gas distribution systems.

Rates and Regulation

In general, RIE operates subject to the jurisdiction of the FERC, the RIPUC and the Rhode Island Division of Public Utilities and Carriers.

Distribution

RIE owns and maintains electric and natural gas distribution networks in Rhode Island. Distribution revenues are primarily from the sale of electricity, natural gas, and related services to retail customers. Distribution sales are regulated by the RIPUC, which is responsible for approving the rates and other terms of services as part of the rate making process. Natural gas and electric distribution revenues are derived from the regulated sale and distribution of electricity and natural gas to residential, commercial, and industrial customers within RIE's service territory under the tariff rates. The tariff rates approved by the RIPUC are designed to recover the costs incurred by RIE for products and services provided, along with a return on investment.

Transmission

RIE owns an electric transmission system in Rhode Island. RIE's transmission services are regulated by the FERC and coordinated with ISO – New England. Additionally, RIE makes available its transmission facilities to NEP, for operation and control pursuant to an integrated facilities agreement, Service Agreement No. 23 (Integrated Facilities Agreement or IFA). These revenues arise under tariff/rate agreements.

Deferral Mechanisms

RIE records revenues in accordance with accounting principles for rate-regulated operations for arrangements between RIE and the applicable regulator. These include various deferral mechanisms such as capital trackers, energy efficiency programs, and other programs that qualify as Alternative Revenue Programs (ARPs). ARPs enable RIE to adjust rates in the future, in response to past activities or completed events. RIE's electric and gas distribution rates both have a revenue decoupling mechanism, which allows for annual adjustments to the RIE's delivery rates, as a result of the reconciliation between allowed revenue and billed revenue. RIE also has other ARPs related to the achievement of certain objectives, demand side management initiatives, and certain other rate making mechanisms. RIE recognizes ARPs with a corresponding offset to a regulatory asset or liability account when the regulatory specified events or conditions have been met, when the amounts are determinable, and are probable of recovery (or payment) through future rate adjustments.

At December 31, 2022, all of RIE's regulatory assets are authorized to earn a rate of return except $98 million of environmental response costs, $77 million of postretirement benefits and $61 million of net metering deferral costs.

Last Resort Service

RIE is required by the RIPUC and by statute to provide Last Resort Service. Last Resort Service is available to all customers who have not elected to receive their electric supply from a non-regulated power producer or any customer who, for any reason, has stopped receiving generation service from a non-regulated power producer.

The charge for Last Resort Service is the sum of the applicable Last Resort Service charges in addition to all appropriate Retail Delivery charges as stated in the applicable tariff. The monthly charge for Last Resort Service also includes the costs incurred by RIE to comply with the Renewable Energy Standard, established in Rhode Island General Laws Section 39-26-1 and the costs to comply with the RIPUC's Rules Governing Energy Source Disclosure. The charge for Last Resort Service includes the administrative costs associated with the procurement of Last Resort Service, including an adjustment for uncollectible accounts as approved by the RIPUC.

Numerous alternative suppliers have offered to provide generation supply in RIE's service area. As the cost of generation supply is a pass-through cost for RIE, its financial results are not impacted if its customers purchase electricity supply from these alternative suppliers.

See Note 7 to the Financial Statements for additional information on rate mechanisms and regulatory matters.

Natural Gas Distribution Supply

To meet the projected annual gas supply requirements of approximately 37 Bcf, RIE has a portfolio of gas supply arrangements of varying contractual terms and durations to provide service to its customers. These natural gas supply arrangements include contracts with natural gas producers and marketers that reflect market price signals. RIE also has firm pipeline and underground storage capacity contracts to support the delivery of natural gas supplies to its customers. To manage the winter peak requirements for RIE customers, RIE contracts for liquified natural gas (LNG) service and owns and operates certain LNG storage facilities.

The RIE gas supply portfolio includes contracts for firm transportation service with eleven interstate pipeline companies and natural gas storage operators. These contracts have various termination dates with certain contracts being subject to evergreen renewal provisions providing RIE with flexibility in managing its upstream resource portfolio.

RIE has purchased and expects to continue to purchase natural gas supplies for its gas distribution operations from onshore producing regions accessed by its pipeline capacity portfolio in South Texas, East Texas, and Louisiana, as well as gas originating in the Marcellus and Utica production areas. RIE expects to purchase certain natural gas supplies that originate in Canada and from regional LNG import terminals.

Corporate and Other (PPL)

PPL Services provides PPL subsidiaries with administrative, management and support services. The costs of these services are charged directly to the respective recipients for the services provided or indirectly charged to applicable recipients based on an average of the recipients' relative invested capital, operation and maintenance expenses and number of employees or a ratio of overall direct and indirect costs.

PPL Capital Funding provides financing for the operations of PPL and certain subsidiaries. PPL's growth in rate-regulated businesses provides the organization with an enhanced corporate level financing alternative, through PPL Capital Funding, that enables PPL to cost effectively support targeted credit profiles across all of PPL's rated companies. As a result, PPL utilizes PPL Capital Funding as a source of capital in financings, in addition to continued direct financing by certain operating subsidiaries.

Unlike those of PPL Services, PPL Capital Funding's costs are not generally charged to PPL subsidiaries. Costs are charged directly to PPL. However, PPL Capital Funding participated significantly in the financing for the acquisition of LKE and certain associated financing costs were allocated to the Kentucky Regulated Segment. Prior to 2021, the associated financing costs, as well as the financing costs associated with prior issuances of certain other PPL Capital Funding securities, were assigned to the relevant segments for purposes of PPL management's assessment of segment performance. Beginning in 2021, corporate level financing costs are no longer allocated to the reportable segments.

ENVIRONMENTAL MATTERS

(All Registrants)

The Registrants are subject to certain existing and developing federal, regional, state and local laws and regulations with respect to air and water quality, land use and other environmental matters, and may be subject to different and more stringent such laws and regulations enacted in the future. The EPA and other federal agencies with jurisdiction over environmental matters have issued numerous environmental regulations relating to air, water and waste that directly affect the electric power industry. Due to these environmental issues, it may be necessary for the Registrants to modify or cease certain operations or operation of certain facilities to comply with statutes, regulations and other requirements of regulatory bodies or courts. In addition, legal challenges to environmental permits or rules add uncertainty to estimating future costs of complying with such permits and rules. The Biden administration is currently undertaking changes in a wide range of environmental programs.

See "Legal Matters" in Note 14 to the Financial Statements for a discussion of environmental commitments and contingencies. See "Financial Condition - Liquidity and Capital Resources - Forecasted Uses of Cash - Capital Expenditures" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on projected environmental capital expenditures for 2023 through 2025. See Note 20 to the Financial Statements for information related to the impacts of CCRs on AROs.

LG&E and KU are entitled to recover, through the ECR mechanism, certain costs of complying with the Clean Air Act, as amended, and other federal, state and local environmental requirements applicable to coal combustion wastes and by-products from coal-fired generating facilities upon KPSC review. Costs not covered by the ECR mechanism for LG&E and KU and all such costs for PPL Electric are subject to rate recovery at the discretion of the companies' respective state regulatory authorities, or the FERC, if applicable. Because PPL Electric and RIE do not own any generating plants, they have less exposure to related environmental compliance costs. The Registrants can provide no assurances as to the ultimate outcome of future proceedings before regulatory authorities.

<u>Air</u>

NAAQS (PPL, LG&E and KU)

Applicable regulations require each state to identify areas within its boundaries that fail to meet the NAAQS, (known as nonattainment areas), and develop a state implementation plan to achieve and maintain compliance. States that are found to contribute significantly to another state's nonattainment with ozone standards are required to establish "good neighbor" state implementation plans. In addition, for attainment of ozone and fine particulates standards, certain states, including Kentucky, are subject to a regional EPA program known as the Cross-State Air Pollution Rule (CSAPR).

The Clean Air Act has a significant impact on the operation of fossil fuel generation plants. The Clean Air Act requires the EPA periodically to establish and review NAAQS for six pollutants: carbon monoxide, lead, nitrogen dioxide, ozone (contributed to by nitrogen oxide emissions), particulate matter and sulfur dioxide. In December 2020, the EPA released final actions keeping the existing NAAQS standard for particulate matter and ozone without change, but the EPA subsequently announced reconsideration of those decisions in June 2021. On January 6, 2023, the EPA released a pre-publication proposed revision to the particulate matter standard that would lower the primary standard for fine particulates to a level to be determined after review of additional public comments. Depending on the final standard adopted by the EPA, the EPA could potentially designate Jefferson County, Kentucky (Louisville) as being in nonattainment with the new particulate matter standard and require additional particulate matter reductions from sources including LG&E's Mill Creek Station. PPL, LG&E, and KU are unable to predict the outcome of future evaluations by the EPA and the states with respect to the NAAQS standards.

In January 2018, the EPA designated Jefferson County, Kentucky (Louisville) as being in nonattainment with the existing 2015 ozone standard. In 2020 and 2021, LG&E entered into agreements with the Louisville Metro Air Pollution Control District for temporary nitrogen oxide emission limits at LG&E's Mill Creek Station during those years to facilitate compliance with the ozone standard. In October 2022, Jefferson County was "bumped up" to the moderate nonattainment classification, but the Louisville Air Pollution Control District has applied to the EPA for Jefferson County to be redesignated as in attainment. Although PPL and LG&E expect Jefferson County to be redesignated as in attainment, if the EPA declines to issue such a redesignation, Jefferson County could be subject to additional requirements including requirements for installation of reasonably available control technology on coal-fired generating units. Compliance with such requirements may require installation of additional pollution controls or other compliance actions. PPL and LG&E are unable to determine the impact on operations until certain compliance determinations are made by the EPA and Kentucky.

In March 2021, the EPA released final revisions to the CSAPR, aimed at ensuring compliance with the 2008 ozone NAAQS and providing for reductions in ozone season nitrogen oxide emissions for 2021 and subsequent years from sources in 12 states, including Kentucky. Additionally, the EPA reversed its previous approval of the Kentucky State Implementation Plan with respect to these requirements. In February 2022, the EPA Administrator released a proposed Federal Implementation Plan under the Good Neighbor provisions of the Clean Air Act providing for significant additional nitrogen oxide emission reductions for compliance with the revised 2015 ozone NAAQS. The proposed reductions in Kentucky state-wide nitrogen oxide budgets are scheduled to commence in 2023, with the largest reductions planned for 2026, based on the installation time frame for certain selective catalytic reduction controls, subject to future specific allowance calculations. PPL, LG&E and KU are currently assessing the potential impact of the proposed Good Neighbor Plan revisions on operations. The current and proposed rules provide for reduced availability of nitrogen oxide allowances that have historically permitted operational flexibility for fossil units and could potentially result in constraints that may require implementation of additional emission controls or accelerate implementation of lower emission generation technologies. Pursuant to the President's executive order, the EPA is currently reviewing its previous determinations made in December 2020 to retain the existing NAAQS for ozone and particulate matter without change, including a pre-publication proposed revision that was released by the EPA on January 6, 2023.

PPL, LG&E, and KU are unable to predict future emission reductions that may be required by future federal rules or state implementation actions. Compliance with the NAAQS, CSAPR and related requirements may require installation of additional pollution controls or other compliance actions, inclusive of retirements, the costs of which PPL, LG&E and KU believe would be subject to rate recovery.

Climate Change *(All Registrants)*

The Biden administration is undertaking wide-ranging efforts to address climate change. Recent government actions and policy developments, including the President's announced goal of a carbon free electricity sector by 2035, could have far-reaching impacts on PPL's business operations, products, and services. On June 30, 2022, the Supreme Court ruled that provisions of the EPA's Clean Power Plan, premised on generation shifting from coal-fired plants to lower emitting natural gas-fired plants and renewables, exceeded the authority granted to the EPA under the Clean Air Act. The EPA has announced that it plans on issuing new greenhouse gas rules in the future. It is uncertain how the Supreme Court ruling may impact future EPA rulemaking. All of these developments are preliminary or ongoing in nature and the Registrants cannot predict the final outcome or ultimate impact on operations.

PPL has adopted a goal of net-zero carbon emissions by 2050, which PPL expects will include continuing to retire coal-fired generation and investing in research and innovation that will help to achieve this goal, while maintaining reliable and affordable energy in our service territories. The net-zero goal relates to direct and indirect carbon emissions consistent with Greenhouse Gas Protocol guidance and referenced by the EPA Center for Corporate Climate Leadership. Through 2021, PPL reduced carbon emissions nearly 60% from 2010 levels and is targeting a 70% reduction from 2010 levels by 2035 and an 80% reduction by 2040.

PPL is also aware of the various risks associated with climate change, including increased frequency and severity of severe weather. To address these risks, PPL continues to work to advance grid modernization and improve the Company's equipment to help mitigate the impacts of extreme weather events and improve reliability.

Water/Waste

(PPL, LG&E and KU)

Clean Water Act

Regulations under the federal Clean Water Act dictate permitting and mitigation requirements for facilities and construction projects that impact "Waters of the United States". Many other requirements relate to power plant operations, including the treatment of pollutants in effluents prior to discharge, the temperature of effluent discharges and the location, design and construction of cooling water intake structures at generating facilities, and standards intended to protect aquatic organisms that become trapped at or pulled through cooling water intake structures at generating facilities. These requirements could impose significant costs for LG&E and KU, which are expected to be subject to rate recovery.

Clean Water Act Jurisdiction

Environmental groups and others have claimed that discharges to groundwater from leaking CCR impoundments at power plants are subject to Clean Water Act permitting. On April 12, 2019, the EPA released regulatory clarification finding that Clean Water Act jurisdiction does not cover such discharges to groundwater. On January 23, 2020, the EPA announced a final rule modifying the jurisdictional scope of the Clean Water Act. The announced rule revises the definition of the "Waters of the United States," including a revision to exclude groundwater from the definition. In April 2020, the U.S. Supreme Court issued a ruling that Clean Water Act jurisdiction may apply to certain discharges to groundwater that result in the functional equivalent of a direct discharge to navigable waters. PPL, LG&E, and KU are unaware of any unpermitted releases from their facilities that are subject to Clean Water Act jurisdiction, but future regulatory developments and judicial rulings could potentially subject certain releases from CCR impoundments and landfills to additional permitting and remediation requirements, which could impose substantial costs. Any associated costs are expected to be subject to rate recovery. PPL, LG&E and KU are unable to predict the outcome or financial impact of future regulatory proceedings and litigation.

Waters of the United States

PPL, LG&E, and KU are subject to permitting and mitigation requirements for certain construction activities that impact "Waters of the United States." On April 21, 2020, the EPA and U.S. Army Corps of Engineers published a final rule revising the definition of "Waters of the United States" to exclude jurisdiction over certain surface waters. On August 30, 2021, a U.S. District Court in Arizona vacated and remanded the rule. On December 7, 2021, the EPA and U.S. Army Corps of Engineers proposed to repeal the rule and restore the definition of "Waters of the United States" that was in place prior to 2015. On January 24, 2022, the U.S. Supreme Court granted review of a case raising the issue of the appropriate scope of the definition of "Waters of the United States" under the Clean Water Act. On January 18, 2023, the EPA and U.S. Army Corps of Engineers published a final revision to the rule broadening the definition of Waters of the United States and reverting to the pre-2015 regulatory framework. Although the broader definition incorporates additional water bodies, any resulting permitting, construction, and operational expenses are expected to be immaterial and subject to rate recovery. PPL, LG&E and KU are unable to predict the outcome of current or future litigation or regulatory proceedings, but do not expect a material impact on operations.

Superfund and Other Remediation

(All Registrants)

From time to time, PPL's subsidiaries undertake testing, monitoring or remedial action in response to spills or other releases at various on-site and off-site locations, negotiate with the EPA and state and local agencies regarding actions necessary to comply with applicable requirements, negotiate with property owners and other third parties alleging impacts from PPL's operations and undertake similar actions necessary to resolve environmental matters that arise in the course of normal operations. Based on analyses to date, resolution of these environmental matters is not expected to have a significant adverse impact on the operations of PPL, PPL Electric, LG&E and KU.

Future cleanup or remediation work at sites not yet identified may result in significant additional costs for the Registrants. Insurance policies maintained by LG&E and KU may be available to cover certain of the costs or other obligations related to these matters, but the amount of insurance coverage or reimbursement cannot be estimated or assured.

See "Legal Matters" in Note 14 to the Financial Statements for additional information.

(All Registrants)

HUMAN CAPITAL

PPL, together with its subsidiaries, is committed to fostering an exceptional workplace for employees. PPL pledges to enable the success of its current and future workforce by cultivating a diverse, equitable and inclusive culture, fostering professional development, encouraging employee engagement, and ensuring a safe and healthy work environment. Matters related to these priorities and corporate culture are overseen by PPL's senior management, which provides updates to the PPL Board of Directors (the Board). Pursuant to its charter, the Compensation Committee of the Board of Directors also periodically reviews and assesses the Company's strategy for human capital management. PPL's investment in the success of our workforce is embodied in the following areas with dedicated leadership and Board oversight:

- Diversity, equity and inclusion (DEI) - Foster an inclusive, respectful and diverse workplace through a comprehensive DEI strategy and commitments. PPL created a chief diversity officer position in 2022 to lead the company's DEI efforts. Senior management reviews demographic metrics, DEI objectives and associated programs semi-annually. The Board also receives periodic updates from senior management on PPL's DEI strategy and initiatives.

- Employee engagement - Create a workplace that fosters an engaged, high-quality workforce. PPL's operating companies regularly conduct assessments related to employee engagement, safety and culture. Senior management reviews corporate culture with the Board annually.
- Professional development - Invest in our current and future workforce through training and development, succession planning and creation of a pipeline for internal advancement. Senior management reviews succession planning with the Compensation Committee of the Board on an annual basis.
- Comprehensive benefits - In addition to challenging careers and competitive salaries, PPL offers competitive benefits programs to attract and retain talent and support employees' well-being. PPL offers competitive vacation time, expanded leave for new parents, retirement programs, and internal and external development opportunities, including tuition reimbursement offerings for undergraduate and certain graduate degrees. Senior management conducts annual benchmarking of employee compensation and benefits.
- Safety and Compliance - PPL is also committed to maintaining an ethical and safe workplace culture. Additional steps to ensure Board oversight in these areas include:

  - Safety – PPL carries out programs focused on health and safety, including emergency preparedness, vehicle safety and accident prevention. Employees receive safety training and are encouraged to share, implement, and follow best practices. Senior management receives monthly safety data updates to determine whether additional safety measures should be implemented. The Board annually reviews the company's safety programs and results. The Board is also immediately engaged in the event of a fatality.
  - Compliance – The Corporate Compliance Committee, including senior executives, meets quarterly to discuss metrics and other matters related to the compliance and ethics culture. Among the items discussed are statistics regarding Ethics Helpline reports and employee concerns. This information is also reviewed with the Audit Committee of the Board quarterly.

PPL will continue to engage with employees and to assess these priorities as we work to best position individuals and the company for future success. PPL had a turnover rate of 10.7% for the year ended December 31, 2022. Looking forward, we will maintain our strong focus on workforce planning to address future talent needs.

At December 31, 2022, PPL and its subsidiaries had the following full-time employees and employees represented by labor unions:

	Total Full-Time Employees	Number of Union Employees	Percentage of Total Workforce
PPL	6,527	2,411	37 %
PPL Electric	1,382	913	66 %
LG&E	964	618	64 %
KU	807	109	14 %

(PPL and PPL Electric)

In March 2022, members of the IBEW Local 1600 ratified a new five-year labor agreement with PPL and PPL Electric. The contract covers over 900 employees and was effective May 16, 2022. The current five-year agreement expires in May 2027. The terms of the new labor agreement are not expected to have a significant impact on the financial results of PPL or PPL Electric.

(PPL and KU)

Labor agreement negotiations with the KU USW are expected to commence in July 2023. The current contract covers over 40 employees and is scheduled to expire in August 2023.

Labor agreement negotiations with the LG&E IBEW are expected to commence in October 2023. The current contract covers over 600 employees and is scheduled to expire in November 2023.

CYBERSECURITY MANAGEMENT

The Registrants and their subsidiaries are subject to risks from cyber-attacks that have the potential to cause significant interruptions to the operation of their businesses. The frequency of these attempted intrusions has increased in recent years and the sources, motivations and techniques of attack continue to evolve and change rapidly. PPL has adopted a variety of measures to monitor and address cyber-related risks and continues to implement and explore additional cybersecurity measures. Cybersecurity and the effectiveness of PPL's cybersecurity strategy are regular topics of discussion at Board of Directors meetings. PPL's strategy for managing cyber-related risks is risk-based and, where appropriate, integrated within PPL's enterprise risk management processes. PPL's Vice President and Chief Security Officer (CSO), who reports directly to the President and Chief Executive Officer (CEO), leads a dedicated cybersecurity team and is responsible for the design, implementation, and execution of cyber-risk management strategy. In addition, among other things, the CSO and the cybersecurity team actively monitor the Registrants' systems, regularly review policies, compliance, regulations and best practices, perform penetration testing, conduct incident response exercises and internal ethical phishing campaigns, and provide training and communication across the organization to strengthen secure behavior and foster a culture of security. The cybersecurity team also routinely participates in industry-wide programs to further information sharing, intelligence gathering, and unity of effort in responding to potential or actual attacks. In addition, PPL has a formal internal policy and procedures for communicating cybersecurity incidents on an enterprise-wide basis.

In addition to these enterprise-wide initiatives, PPL's Kentucky, Pennsylvania and Rhode Island operations are subject to extensive and rigorous mandatory cybersecurity requirements that are developed and enforced by NERC and approved by the FERC to protect grid security and reliability. LG&E is also subject to certain security directives related to cybersecurity issued by the Department of Homeland Security's Transportation Security Administration in 2021. See Note 14 to the Financial Statements for additional information on these directives. Finally, PPL purchases insurance to protect against a wide range of costs that could be incurred in connection with cyber-related incidents. There can be no assurance, however, that these efforts will be effective to prevent interruption of services or other damage to the Registrants' businesses or operations or that PPL's insurance coverage will cover all costs incurred in connection with any cyber-related incident.

Combined Management's Discussion and Analysis of Financial Condition and Results of Operations

(All Registrants)

The following should be read in conjunction with the Registrants' Consolidated Financial Statements and the accompanying Notes. Capitalized terms and abbreviations are defined in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes the following information:

- "Overview" provides a description of each Registrant's business strategy and a discussion of important financial and operational developments.

- "Results of Operations" for all Registrants includes a "Statement of Income Analysis," which discusses significant changes in principal line items on the Statements of Income, comparing 2022 with 2021. For PPL, "Results of Operations" also includes "Segment Earnings" and "Adjusted Gross Margins," which provide a detailed analysis of earnings by reportable segment. These discussions include non-GAAP financial measures, including "Earnings from Ongoing Operations" and "Adjusted Gross Margins" and provide explanations of the non-GAAP financial measures and a reconciliation of the non-GAAP financial measures to the most comparable GAAP measure.

- "Financial Condition - Liquidity and Capital Resources" provides an analysis of the Registrants' liquidity positions and credit profiles. This section also includes a discussion of forecasted sources and uses of cash and rating agency actions.

- "Financial Condition - Risk Management" provides an explanation of the Registrants' risk management programs relating to market and credit risk.

- "Application of Critical Accounting Policies" provides an overview of the accounting policies that are particularly important to the results of operations and financial condition of the Registrants and that require their management to make significant estimates, assumptions and other judgments of inherently uncertain matters.

For comparison of the Registrants' results of operations and cash flows for the years ended December 31, 2021 to December 31, 2020, refer to "Item 7. Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 2021 Form 10-K, filed with the SEC on February 18, 2022.


Overview


For a description of the Registrants and their businesses, see "Business."

Business Strategy

(All Registrants)

PPL operates four fully regulated high-performing utilities. These utilities are located in Pennsylvania, Kentucky and Rhode Island, constructive regulatory jurisdictions with distinct regulatory structures and customer classes.

PPL's strategy, which is supported by the other Registrants and subsidiaries, is to achieve industry-leading performance in safety, reliability, customer satisfaction and operational efficiency; to advance a clean energy transition while maintaining affordability and reliability; to maintain a strong financial foundation and create long-term value for our shareowners; to foster a diverse and exceptional workplace; and to build strong communities in areas that we serve.

Central to PPL's and the other Registrants' strategy is recovering capital project costs efficiently through various rate-making mechanisms, including periodic base rate case proceedings using forward test years, annual FERC formula rate mechanisms and other regulatory agency-approved recovery mechanisms designed to limit regulatory lag. In Kentucky, in addition to FERC formula rates, the KPSC has adopted a series of regulatory mechanisms (ECR, DSM, GLT, fuel adjustment clause, and gas supply clause) and recovery on construction work-in-progress that reduce regulatory lag and provide timely recovery of and return on, as appropriate, prudently incurred costs. In Pennsylvania, the FERC transmission formula rate, DSIC mechanism, Smart Meter Rider and other recovery mechanisms operate to reduce regulatory lag and provide for timely recovery of and a return on, as appropriate, prudently incurred costs. In Rhode Island, FERC formula rates, the gas cost adjustment, net metering, infrastructure, safety and reliability (ISR) and revenue decoupling mechanisms and other rate adjustment mechanisms operate to reduce regulatory lag and provide timely recovery of and return on, as appropriate, prudently incurred costs.

Financial and Operational Developments

(PPL)

Acquisition of Narragansett Electric

On May 25, 2022, PPL Rhode Island Holdings acquired 100% of the outstanding shares of common stock of Narragansett Electric from National Grid U.S. (the Acquisition). The consideration for the Acquisition consisted of approximately $3.8 billion in cash and approximately $1.5 billion of long-term debt assumed through the transaction. The $3.8 billion total cash consideration paid was funded with proceeds from PPL's 2021 sale of its U.K. utility business. The Acquisition resulted in $1.6 billion of goodwill. The results of RIE are reported in PPL's Rhode Island Regulated segment.

The acquisition of Narragansett Electric was deemed an asset acquisition for federal and state income tax purposes, as a result of PPL and National Grid making a tax election under Internal Revenue Code (IRC) §338(h)(10). Accordingly, the tax bases of substantially all of the assets acquired were increased to fair market value, which equaled net book value, thereby eliminating the related deferred tax assets and liabilities. This election resulted in tax goodwill that will be amortized for tax purposes over 15 years.

See Note 9 to the Financial Statements for additional information.

Sale of Safari Holdings

On September 29, 2022, PPL signed a definitive agreement to sell all of Safari Holdings membership interests to Aspen Power Services, LLC. On November 1, 2022, PPL completed the sale (the Transaction).

A loss on sale of $60 million ($46 million net of tax benefit) was recorded in "Other operation and maintenance" on the Statement of Income for the year ended December 31, 2022. As a result of the Transaction, $53 million of goodwill previously presented in the Corporate and Other category for segment reporting purposes was written-off.

See Note 9 and Note 14 to the Financial Statements for additional information.

Pennsylvania State Tax Reform *(PPL and PPL Electric)*

On July 8, 2022, the Governor of Pennsylvania signed into law Pennsylvania House Bill 1342 (H.B. 1342). Among other changes to the state tax code, the bill reduces the corporate net income tax rate from 9.99% to 8.99% beginning January 1, 2023, and further reduces the rate annually by half a percentage point until the rate reaches 4.99% in 2031.

GAAP requires that deferred tax assets and liabilities be measured at the enacted tax rate expected to apply when temporary book-to-tax differences are expected to be realized or settled. In 2022, PPL and PPL Electric recorded an increase in regulatory liabilities of $270 million for the remeasurement of regulated accumulated deferred tax balances and a deferred tax benefit of

$5 million and $9 million, respectively, associated with the remeasurement of non-regulated accumulated deferred income tax balances. The amounts recorded are estimates that will be updated quarterly to reflect revised forecast, actual activity, and applicable orders from regulatory authorities.

Inflation Reduction Act *(All Registrants)*

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. Among other things, the IRA enacted a new 15% corporate "book minimum tax," which is based on adjusted GAAP pre-tax income and is only applicable to corporations whose pre-tax income exceeds a certain threshold. PPL continues to assess the impacts of the IRA on the financial statements of PPL and the other Registrants and will monitor guidance issued by the U.S. Treasury in the future. PPL does not anticipate a material cash tax impact in the foreseeable future. In addition, the IRA enacted numerous new tax credits, largely associated with renewable energy. PPL continues to assess the applicability of these provisions to PPL and its subsidiaries.

Regulatory Requirements

(All Registrants)

The Registrants cannot predict the impact that future regulatory requirements may have on their financial condition or results of operations.

Environmental Considerations for Coal-Fired Generation (PPL, LG&E and KU)

The businesses of LG&E and KU are subject to extensive federal, state and local environmental laws, rules and regulations, including those pertaining to CCRs, GHG, and ELGs. See Notes 7, 14 and 20 to the Financial Statements for a discussion of these significant environmental matters. These and other environmental requirements led PPL, LG&E and KU to retire approximately 1,200 MW of coal-fired generating plants in Kentucky since 2010. As part of the long-term generation planning process, LG&E and KU evaluate a range of factors including the impact of potential stricter environmental regulations, fuel price scenarios, the cost of replacement generation, continued operations and major maintenance costs and the risk of major equipment failures in determining when to retire generation assets.

As a result of environmental requirements and aging infrastructure, LG&E anticipates retiring two older coal-fired units at the Mill Creek Plant and KU anticipates retiring one coal-fired unit at each of the E.W. Brown and Ghent plants. Mill Creek Unit 1, with 300 MW of capacity, is expected to be retired in 2024. Mill Creek Unit 2, with 297 MW of capacity, is expected to be retired in 2027. E.W. Brown Unit 3, with 412 MW of capacity, and Ghent Unit 2, with 486 MW of capacity, are expected to be retired in 2028. LG&E and KU anticipate the recovery of associated retirement costs, including the remaining net book value, for these coal-fired generating units through the RAR or other rate mechanisms.

CPCN (PPL, LG&E and KU)

On December 15, 2022, LG&E and KU filed an application with the KPSC for a CPCN for the construction of two 621 MW net summer rating NGCC combustion turbine facilities, one at LG&E's Mill Creek Generating Station in Jefferson County, Kentucky and the other at KU's E.W. Brown Generating Station in Mercer County, Kentucky, including on-site natural gas and electric transmission construction associated with those facilities and site compatibility certificates. LG&E and KU also applied for a CPCN to construct a 120 MWac solar photovoltaic electric generating facility in Mercer County, Kentucky, and for a CPCN to acquire a 120 MWac solar facility to be built by a third-party solar developer in Marion County, Kentucky. LG&E and KU further applied for a CPCN to construct a 125 MW, 4-hour battery energy storage system facility at KU's E.W. Brown Generating Station and for approval of their proposed 2024-2030 DSM programs. The plan includes adding 14 new, adjusted or expanded energy efficiency programs, which would reduce LG&E's and KU's overall need by approximately 100 MW each. Finally, LG&E and KU requested a declaratory order to confirm that their entry into non-firm energy-only power-purchase agreements for the output of four solar photovoltaic facilities with a combined capacity of 637 MW does not require KPSC approval and that LG&E and KU may recover the costs of the solar PPAs through their fuel adjustment clause mechanisms as previously approved for a prior solar PPA. LG&E and KU plan to accrue AFUDC on the constructed NGCCs, solar facility in

Mercer County, Kentucky and the battery energy storage system facility and have requested regulatory asset treatment to recover the financing costs of these projects.

The plan is consistent with PPL's goal to achieve net-zero carbon emissions by 2050. The replacement strategy, if approved, would reduce the carbon intensity of LG&E and KU's generation fleet and result in nearly a 25% reduction in CO2 emissions from existing levels.

The KPSC accepted the filing as of January 6, 2023 and has indicated its intention to issue an order on all issues by November 6, 2023. LG&E and KU cannot predict the outcome of these matters.

FERC Transmission Rate Filing (PPL, LG&E and KU)

In 2018, LG&E and KU applied to the FERC requesting elimination of certain on-going credits to a sub-set of transmission customers relating to the 1998 merger of LG&E's and KU's parent entities and the 2006 withdrawal of LG&E and KU from the Midcontinent Independent System Operator, Inc. (MISO), a regional transmission operator and energy market. The application sought termination of LG&E's and KU's commitment to provide certain Kentucky municipalities mitigation for certain horizontal market power concerns arising out of the 1998 LG&E and KU merger and 2006 MISO withdrawal. The amounts at issue are generally waivers or credits granted to a limited number of Kentucky municipalities for either certain LG&E and KU or MISO transmission charges incurred for transmission service received. In 2019, the FERC granted LG&E's and KU's request to remove the ongoing credits, conditioned upon the implementation by LG&E and KU of a transition mechanism for certain existing power supply arrangements, which was subsequently filed, modified, and approved by the FERC in 2020 and 2021. In 2020, LG&E and KU and other parties filed appeals with the D.C. Circuit Court of Appeals regarding the FERC's orders on the elimination of the mitigation and required transition mechanism. On August 4, 2022, the D.C. Circuit Court of Appeals issued an order remanding the proceedings back to the FERC. LG&E and KU cannot predict the outcome of the proceedings at the FERC on remand. LG&E and KU currently receive recovery of the waivers and credits provided through other rate mechanisms and such rate recovery would be anticipated to be adjusted consistent with potential changes or terminations of the waivers and credits, as such become effective.

Rate Case Proceedings (KU)

On August 31, 2021, KU filed a request with the VSCC for an annual increase in Virginia base electricity rates of approximately $12 million, based on an authorized 10.4% return on equity. On March 11, 2022, KU, certain intervenors and the VSCC staff reached a partial stipulation and recommendation agreement providing KU with an increase in base electricity rates of approximately $7 million based on an authorized 9.4% return on equity. A hearing on open issues occurred on March 17, 2022. On May 25, 2022, the VSCC issued an order approving the proposed agreement. New rates became effective June 1, 2022.

Results of Operations

(PPL)

The "Statement of Income Analysis" discussion below describes significant changes in principal line items on PPL's Statements of Income, comparing 2022 with 2021. The "Segment Earnings" and "Adjusted Gross Margins" discussions for PPL provide a review of results by reportable segment. These discussions include non-GAAP financial measures, including "Earnings from Ongoing Operations" and "Adjusted Gross Margins," and provide explanations of the non-GAAP financial measures and a reconciliation of those measures to the most comparable GAAP measure.

PPL: Statement of Income Analysis, Segment Earnings and Adjusted Gross Margins

Statement of Income Analysis

Net income for the years ended December 31 includes the following results:

	2022	2021	Change 2022 vs. 2021
Operating Revenues	$ 7,902	$ 5,783	$ 2,119
Operating Expenses			
Operation			
Fuel	931	710	221
Energy purchases	1,686	752	934
Other operation and maintenance	2,398	1,608	790
Depreciation	1,181	1,082	99
Taxes, other than income	332	207	125
Total Operating Expenses	6,528	4,359	2,169
Other Income (Expense) - net	54	15	39
Interest Expense	513	918	(405)
Income from Continuing Operations Before Income Taxes	915	521	394
Income Taxes	201	503	(302)
Income from Continuing Operations After Income Taxes	714	18	696
Income (Loss) from Discontinued Operations (net of income taxes) (Note 9)	42	(1,498)	1,540
Net Income (Loss)	$ 756	$ (1,480)	$ 2,236

Operating Revenues

The increase (decrease) in operating revenues was due to:

	2022 vs. 2021
PPL Electric distribution price (a)	$ (19)
PPL Electric distribution volume (b)	20
PPL Electric PLR (c)	520
PPL Electric transmission formula rate (d)	92
LG&E fuel and other energy prices (e)	142
LG&E retail rates (f)	50
LG&E volumes	28
KU retail rates (f)	55
KU fuel and other energy prices (e)	160
KU volumes	29
Rhode Island Energy	1,038
Other	4
Total	$ 2,119

(a)   Distribution price variance was primarily due to reconcilable cost recovery mechanisms approved by the PAPUC.
(b)   The increase was due to colder weather combined with higher non-residential customer volumes.
(c)   The increase was primarily the result of higher energy prices, lower volumes of shopping customers and higher customer volumes due to colder weather.
(d)   The increase was primarily due to returns on additional transmission capital investments, a higher PPL zonal peak load billing factor in 2022 and the reduction in the transmission formula rate return on equity recorded in 2021. See Note 7 to the Financial Statements for additional information on the transmission formula rate return on equity reduction.
(e)   The increase was primarily due to higher recoveries of fuel and energy purchases due to higher commodity costs.
(f)   The increase was due to new base rates approved by the KPSC effective July 1, 2021.

Fuel

Fuel increased $221 million in 2022 compared with 2021, primarily due to an $81 million increase at LG&E and a $140 million increase at KU, primarily due to higher commodity costs.

Energy Purchases

Energy purchases increased $934 million in 2022 compared with 2021, primarily due to higher PLR prices of $419 million and higher PLR volumes of $58 million at PPL Electric and a $78 million increase at LG&E, primarily due to an increase in commodity costs and an additional $365 million due to the operations of RIE.

Other Operation and Maintenance

The increase (decrease) in other operation and maintenance was due to:

	2022 vs. 2021
PPL Electric Act 129 smart meter program	$ 7
PPL Electric storm costs	(10)
PPL Electric IT cloud amortization costs	12
PPL Electric vegetation management costs	12
PPL Electric bad debts	14
PPL Electric canceled projects	8
LG&E storm restoration costs	6
LG&E natural gas inventory losses	4
KU plant outages	9
KU vegetation management costs	10
Rhode Island Energy (a)	684
Stock compensation expense	5
Sale of Safari Holdings (b)	60
Solar panel impairment	(37)
Charges related to the sale of the U.K. utility business	(15)
Other	21
Total	$ 790

(a)   Includes activity associated with the operations of RIE and integration and related costs. See Note 9 to the Financial Statements for additional information.
(b)   Loss on sale of Safari Holdings. See Note 9 to the Financial Statements for additional information.

Depreciation

The increase (decrease) in depreciation was due to:

	2022 vs. 2021
Additions to PP&E, net (a)	$ (3)
Depreciation rate change (b)	12
Rhode Island Energy	92
Other	(2)
Total	$ 99

(a)   The decrease was primarily due to decreases in software and computer hardware depreciation at PPL Electric, as a result of end-of-life retirements, partially offset by additional assets placed into service, net of retirements at PPL Electric, LG&E and KU.
(b)   The increase was due to higher depreciation rates at LG&E and KU effective July 2021.

Taxes, Other Than Income

The increase (decrease) in taxes, other than income was due to:

	2022 vs. 2021
State gross receipts tax (a)	$ 63
Domestic property tax expense (a)	59
Other	3
Total	$ 125

(a) Increase primarily due to the acquisition of RIE.

Other Income (Expense) - net

The increase (decrease) in other income (expense) - net was due to:

	2022 vs. 2021
Defined benefit plans - non-service credits (Note 12)	$ 26
Interest income	(8)
AFUDC - equity component	4
Other	17
Total	$ 39

Interest Expense

The increase (decrease) in interest expense was due to:

	2022 vs. 2021
Loss on extinguishment of debt (a)	$ (395)
Long-term debt (b)	(53)
Rhode Island Energy	39
Other	4
Total	$ (405)

(a) In June and July 2021, in connection with a tender offer, PPL Capital Funding retired $3,034 million combined aggregate principal amount of its outstanding Senior Notes for $3,426 million aggregate cash purchase price. The loss on extinguishment activity included the tender premium, make-whole premiums, accrued interest, bank fees and unamortized fees, hedges and discounts.

(b) The decrease in 2022 was primarily due to PPL Capital Funding debt that was redeemed in June and July 2021, partially offset by increases at LG&E, KU and PPL Electric.

Income Taxes

The increase (decrease) in income taxes was due to:

	2022 vs. 2021
Change in pre-tax income	$ 128
Valuation allowance adjustments (a)	(39)
Impact of U.K. Finance Acts (b)	(383)
Other	(8)
Total	$ (302)

(a) In 2021, PPL recorded a $31 million state deferred tax benefit on a net operating loss and an offsetting valuation allowance in connection with the loss on extinguishment associated with a tender offer to purchase and retire PPL Capital Funding's outstanding Senior Notes.

(b) The U.K. Finance Act 2021, formally enacted on June 10, 2021, increased the U.K. corporation tax rate from 19% to 25%, effective April 1, 2023. The primary impact of the corporation tax rate increase was an increase in deferred tax liabilities of the U.K. utility business, which was sold on June 14, 2021, and a corresponding deferred tax expense of $383 million, which was recognized in continuing operations in 2021.

See Note 6 to the Financial Statements for additional information on income taxes.

Income (Loss) from Discontinued Operations (net of income taxes)

Income (loss) from discontinued operations (net of income taxes) decreased $1,540 million in 2022 compared with 2021. The decrease was due to the completion of the U.K. utility business in the second quarter of 2021. See "Discontinued Operations" in Note 9 to the Financial Statements for summarized results of the operations of the U.K. utility business.

Segment Earnings

PPL's Net Income (Loss) by reportable segments was as follows:

	2022	2021	Change 2022 vs. 2021
Kentucky Regulated	$ 507	$ 468	$ 39
Pennsylvania Regulated	525	445	80
Rhode Island Regulated (a)	(44)	—	(44)
Corporate and Other (b)	(274)	(895)	621
Discontinued Operations (a)	42	(1,498)	1,540
Net Income (Loss)	$ 756	$ (1,480)	$ 2,236

(a)   See Note 9 to the Financial Statements for additional information.
(b)   Primarily represents financing and certain other costs incurred at the corporate level that have not been allocated or assigned to the segments, which are presented to reconcile segment information to PPL's consolidated results.

Earnings from Ongoing Operations

Management utilizes "Earnings from Ongoing Operations" as a non-GAAP financial measure that should not be considered as an alternative to net income, an indicator of operating performance determined in accordance with GAAP. PPL believes that Earnings from Ongoing Operations is useful and meaningful to investors because it provides management's view of PPL's earnings performance as another criterion in making investment decisions. In addition, PPL's management uses Earnings from Ongoing Operations in measuring achievement of certain corporate performance goals, including targets for certain executive incentive compensation. Other companies may use different measures to present financial performance.

Earnings from Ongoing Operations is adjusted for the impact of special items. Special items are presented in the financial tables on an after-tax basis with the related income taxes on special items separately disclosed. Income taxes on special items, when applicable, are calculated based on the statutory tax rate of the entity where the activity is recorded. Special items may include items such as:

• Gains and losses on sales of assets not in the ordinary course of business.
• Impairment charges.
• Significant workforce reduction and other restructuring effects.
• Acquisition and divestiture-related adjustments.
• Significant losses on early extinguishment of debt.
• Other charges or credits that are, in management's view, non-recurring or otherwise not reflective of the company's ongoing operations.

PPL's Earnings from Ongoing Operations by reportable segment were as follows:

		2022		2021	Change 2022 vs. 2021	
Kentucky Regulated	$	515	$	465	$	50
Pennsylvania Regulated		516		465		51
Rhode Island Regulated		65		—		65
Corporate and Other		(55)		(124)		69
Earnings from Ongoing Operations	$	1,041	$	806	$	235

See "Reconciliation of Earnings from Ongoing Operations" below for a reconciliation of this non-GAAP financial measure to Net Income.

Kentucky Regulated Segment

The Kentucky Regulated segment consists primarily of LG&E's and KU's regulated electricity generation, transmission and distribution operations, as well as LG&E's regulated distribution and sale of natural gas.

Net Income and Earnings from Ongoing Operations include the following results:

		2022		2021	Change 2022 vs. 2021	
Operating revenues	$	3,811	$	3,348	$	463
Fuel		931		710		221
Energy purchases		273		186		87
Other operation and maintenance		959		905		54
Depreciation		685		647		38
Taxes, other than income		92		87		5
Total operating expenses		2,940		2,535		405
Other Income (Expense) - net		12		(2)		14
Interest Expense		205		196		9
Interest Expense with Affiliate (a)		57		53		4
Income Taxes		114		94		20
Net Income		507		468		39
Less: Special Items		(8)		3		(11)
Earnings from Ongoing Operations	$	515	$	465	$	50

(a) Borrowings between LKE and PPL were $1,744 million and $2,166 million as of December 31, 2022 and 2021.

The following after-tax gains (losses), which management considers special items, impacted the Kentucky Regulated segment's results and are excluded from Earnings from Ongoing Operations:

	Income Statement Line Item	2022		2021	
Valuation allowance adjustment (a)	Income Taxes	$	—	$	4
Strategic corporate initiatives, net of tax of $3, $0 (b)	Other operation and maintenance		(8)		—
Strategic corporate initiatives, net of tax of $0, $0	Other Income (Expense) - net		—		(1)
Total		$	(8)	$	3

(a) Adjustment of valuation allowances related to certain tax credits recorded in 2017 as a result of the TCJA.
(b) Costs incurred related to PPL's corporate centralization efforts.

The changes in the components of the Kentucky Regulated segment's results between these periods were due to the factors set forth below, which reflect amounts classified as Kentucky Adjusted Gross Margins and the items that management considers special on separate lines and not in their respective Statement of Income line item.

	2022 vs. 2021	
Kentucky Adjusted Gross Margins	$	205
Other operation and maintenance		(39)
Depreciation		(90)
Taxes, other than income		(7)
Other Income (Expense) - net		13
Interest Expense		(9)
Interest Expense with Affiliate		(4)
Income Taxes		(19)
Earnings from Ongoing Operations		50
Special Items, after-tax		(11)
Net Income	$	39

- See "Adjusted Gross Margins - Changes in Adjusted Gross Margins" for an explanation of Kentucky Adjusted Gross Margins.

- Higher other operation and maintenance expense in 2022 compared to 2021, primarily due to a $10 million increase in vegetation management expenses, a $9 million increase in plant outage expenses, a $6 million increase related to certain ECR and GLT expenses transferred to base rates as a result of the 2020 Kentucky rate case and a $6 million increase in storm restoration expenses.

- Higher depreciation expense in 2022 compared to 2021, primarily due to a $60 million increase related to certain ECR and GLT depreciation expenses transferred to base rates as a result of the 2020 Kentucky rate case, a $19 million increase due to additional assets placed into service, net of retirements and an $11 million increase due to higher depreciation rates, effective July 1, 2021.

Pennsylvania Regulated Segment

The Pennsylvania Regulated segment includes the regulated electricity transmission and distribution operations of PPL Electric.

Net Income and Earnings from Ongoing Operations include the following results:

						Change	
		2022		2021		2022 vs. 2021	
Operating revenues	$	3,030	$	2,402	$	628
Energy purchases		1,048		566		482
Other operation and maintenance		605		557		48
Depreciation		393		424		(31)
Taxes, other than income		149		120		29
Total operating expenses		2,195		1,667		528
Other Income (Expense) - net		35		26		9
Interest Expense		171		162		9
Income Taxes		174		154		20
Net Income		525		445		80
Less: Special Items		9		(20)		29
Earnings from Ongoing Operations	$	516	$	465	$	51

The following after-tax gains (losses), which management considers special items, impacted the Pennsylvania Regulated segment's results and are excluded from Earnings from Ongoing Operations:

	Income Statement Line Item	2022		2021	
PA tax rate change (a)	Income Taxes	$	9	$	—
Transmission formula rate return on equity reduction, net of tax of $0, $8 (b)	Operating revenues		—		(20)
Total		$	9	$	(20)

(a) Impact of Pennsylvania state tax reform. See Note 6 to the Financial Statements for additional information.

(b) Represents the portion of the reduction recognized in the December 31, 2021 Statement of Income related to the period from May 21, 2020 through December 31, 2020. See Note 7 to the Financial Statements for additional information.

The changes in the components of the Pennsylvania Regulated segment's results between these periods were due to the factors set forth below, which reflect amounts classified as Pennsylvania Adjusted Gross Margins and the items that management considers special on separate lines and not in their respective Statement of Income line items.

	2022 vs. 2021
Pennsylvania Adjusted Gross Margins	$ 112
Other operation and maintenance	(46)
Depreciation	6
Taxes, other than income	1
Other Income (Expense) - net	8
Interest Expense	(9)
Income Taxes	(21)
Earnings from Ongoing Operations	51
Special Items, after-tax	29
Net Income	$ 80

- See "Adjusted Gross Margins - Changes in Adjusted Gross Margins" for an explanation of Pennsylvania Adjusted Gross Margins.

- Higher other operation and maintenance expense in 2022 compared with 2021 primarily due to a $14 million increase in bad debt expenses, a $12 million increase in vegetation management expenses, a $12 million increase in IT cloud amortization and other items that were not individually significant.

Rhode Island Regulated Segment

The Rhode Island Regulated segment consists primarily of the regulated electricity transmission and distribution operations and regulated distribution and sale of natural gas conducted by RIE.

Net Loss and Earnings from Ongoing Operations include the following results:

	2022	2021	Change 2022 vs. 2021
Operating revenues	$ 1,038	$ —	$ 1,038
Energy purchases	365	—	365
Other operation and maintenance	531	—	531
Depreciation	92	—	92
Taxes, other than income	92	—	92
Total operating expenses	1,080	—	1,080
Other Income (Expense) - net	23	—	23
Interest Expense	39	—	39
Income Taxes	(14)	—	(14)
Net Loss	(44)	—	(44)
Less: Special Items	(109)	—	(109)
Earnings from Ongoing Operations	$ 65	$ —	$ 65

The following after-tax gains (losses), which management considers special items, impacted the Rhode Island Regulated segment's results and are excluded from Earnings from Ongoing Operations:

	Income Statement Line Item	2022	2021
Acquisition integration, net of tax of $18, $0 (a)	Other operation and maintenance	$ (70)	$ —
Acquisition integration, net of tax of $0, $0 (a)	Other Income (Expense) - net	1	—
Acquisition integration, net of tax of $10, $0 (a)	Operating revenues	(40)	—
Total Special Items		$ (109)	$ —

(a) Represents costs related to the acquisition of Rhode Island Energy including certain costs associated with its integration, commitments made during the acquisition process and related costs. See Note 9 to the Financial Statements for additional information related to the commitments made as a condition of the acquisition.

Reconciliation of Earnings from Ongoing Operations

The following tables contain after-tax gains (losses), in total, which management considers special items, that are excluded from Earnings from Ongoing Operations, and a reconciliation to PPL's "Net Income" for the years ended December 31:

	2022					
	KY Regulated	PA Regulated	RI Regulated	Corporate and Other	Discontinued Operations (a)	Total
Net Income (Loss)	$ 507	$ 525	$ (44)	$ (274)	$ 42	$ 756
Less: Special Items (expense) benefit:						
Income (loss) from Discontinued Operations (a)	—	—	—	—	42	42
Talen litigation costs, net of tax of $0 (b)	—	—	—	1	—	1
Strategic corporate initiatives, net of tax of $3, $4 (c)	(8)	—	—	(15)	—	(23)
Acquisition integration, net of tax of $28, $39 (j)	—	—	(109)	(148)	—	(257)
PA tax rate change (e)	—	9	—	(4)	—	5
Sale of Safari Holdings, net of tax of $16 (i)	—	—	—	(53)	—	(53)
Total Special Items	(8)	9	(109)	(219)	42	(285)
Earnings from Ongoing Operations	$ 515	$ 516	$ 65	$ (55)	$ —	$ 1,041

	2021					
	KY Regulated	PA Regulated	RI Regulated	Corporate and Other	Discontinued Operations (a)	Total
Net Income (Loss)	$ 468	$ 445	$ —	$ (895)	$ (1,498)	$ (1,480)
Less: Special Items (expense) benefit:						
Income (loss) from Discontinued Operations (a)	—	—	—	—	(1,502)	(1,502)
Talen litigation costs, net of tax of $4 (b)	—	—	—	(16)	—	(16)
Strategic corporate initiatives, net of tax of $0, $2 (c)	(1)	—	—	(8)	—	(9)
Valuation allowance adjustment (d)	4	—	—	(4)	4	4
Transmission formula rate return on equity reduction, net of tax of $8	—	(20)	—	—	—	(20)
Acquisition integration, net of tax of $6 (j)	—	—	—	(22)	—	(22)
U.K. tax rate change (f)	—	—	—	(383)	—	(383)
Solar panel impairment, net of tax of $9 (g)	—	—	—	(26)	—	(26)
Loss on early extinguishment of debt, net of tax of $83 (h)	—	—	—	(312)	—	(312)
Total Special Items	3	(20)	—	(771)	(1,498)	(2,286)
Earnings from Ongoing Operations	$ 465	$ 465	$ —	$ (124)	$ —	$ 806

(a) See Note 9 to the Financial Statements for additional information.
(b) PPL incurred legal expenses and received insurance reimbursement related to litigation with its former affiliate, Talen Montana. See Note 14 to the Financial Statements for additional information.
(c) Costs incurred for 2022 relate to PPL's strategic repositioning and corporate centralization efforts. Costs incurred for 2021 are related to the sale of the U.K. utility business and PPL's strategic repositioning.
(d) Adjustment of valuation allowances related to certain tax credits recorded in 2017 as a result of the TCJA.
(e) Impact of Pennsylvania state tax reform. See Note 6 to the Financial Statements for additional information.
(f) Impact of the U.K. Finance Acts on deferred tax balances. See Note 6 to the Financial Statements for additional information.
(g) Reflects solar panel write-down due to extension of federal government's solar investment tax credits, technological advances resulting in more efficient modules available on the market and rising commodity prices for materials used in various solar projects.

(h)   In June and July 2021, in connection with the tender offer, PPL Capital Funding retired $3,034 million combined aggregate principal amount of its outstanding Senior Notes for $3,426 million aggregate cash purchase price. The loss on extinguishment activity included the tender premium, make-whole premiums, accrued interest, bank fees and unamortized fees, hedges and discounts.

(i)   Primarily includes the loss on the sale of Safari Holdings, LLC. See Note 9 to the Financial Statements for more information.

(j)   Represents costs related to the acquisition of Rhode Island Energy including certain costs associated with its integration, commitments made during the acquisition process and related costs. See Note 9 to the Financial Statements for additional information related to the commitments made as a condition of the acquisition.

Adjusted Gross Margins

Management also utilizes the following non-GAAP financial measures as indicators of performance for its businesses.

- "Kentucky Adjusted Gross Margins" is a single financial performance measure of the electricity generation, transmission and distribution operations of the Kentucky Regulated segment, as well as the Kentucky Regulated segment's distribution and sale of natural gas. In calculating this measure, fuel, energy purchases and certain variable costs of production (recorded in "Other operation and maintenance" on the Statements of Income) are deducted from operating revenues. In addition, certain other expenses, recorded in "Other operation and maintenance", "Depreciation" and "Taxes, other than income" on the Statements of Income, associated with approved cost recovery mechanisms are offset against the recovery of those expenses, which are included in revenues. These mechanisms allow for direct recovery of these expenses and, in some cases, returns on capital investments and performance incentives. As a result, this measure represents the net revenues from electricity and gas operations.

- "Pennsylvania Adjusted Gross Margins" is a single financial performance measure of the electricity transmission and distribution operations of the Pennsylvania Regulated segment. In calculating this measure, utility revenues and expenses associated with approved recovery mechanisms, including energy provided as a PLR, are offset with minimal impact on earnings. Costs associated with these mechanisms are recorded in "Energy purchases," "Other operation and maintenance," (which are primarily Act 129, Storm Damage and Universal Service program costs), "Depreciation" (which is primarily related to the Act 129 Smart Meter program) and "Taxes, other than income," (which is primarily gross receipts tax) on the Statements of Income. This measure represents the net revenues from the Pennsylvania Regulated segment's electricity delivery operations.

- "Rhode Island Adjusted Gross Margins" is a single financial performance measure of the electricity transmission and distribution operations of the Rhode Island Regulated segment, as well as the Rhode Island Regulated segment's distribution and sale of natural gas. In calculating this measure, utility revenues and expenses associated with approved recovery mechanisms are offset with minimal impact on earnings. Costs associated with these mechanisms are recorded in "Energy purchases," "Other operation and maintenance" (which are primarily regional network transmission service, energy efficiency and storm cost related) and "Taxes, other than income" (which is primarily gross earnings tax) on the Statements of Income. This measure represents the net revenues from Rhode Island Regulated segment's electricity and gas delivery operations.

These measures are not intended to replace "Operating Income," which is determined in accordance with GAAP, as an indicator of overall operating performance. Other companies may use different measures to analyze and report their results of operations. Management believes these measures provide additional useful criteria to make investment decisions. These performance measures are used, in conjunction with other information, by senior management and PPL's Board of Directors to manage operations and analyze actual results compared with budget.

<u>Changes in Adjusted Gross Margins</u>

The following table shows Adjusted Gross Margins by PPL's reportable segment and by component, as applicable, for the year ended December 31 as well as the changes between periods. The factors that gave rise to the changes are described following the table.

| | | | | | | Change | |
		2022		2021		2022 vs. 2021	
Kentucky Regulated							
Kentucky Adjusted Gross Margins	$	2,460	$	2,255	$		205
Pennsylvania Regulated							
Pennsylvania Adjusted Gross Margins							
Distribution	$	962	$	915	$		47
Transmission		739		674			65
Total Pennsylvania Adjusted Gross Margins	$	1,701	$	1,589	$		112
Rhode Island Regulated							
Rhode Island Adjusted Gross Margins	$	441	$	—	$		441

Kentucky Adjusted Gross Margins

Kentucky Adjusted Gross Margins increased in 2022 compared with 2021, primarily due to higher base rates of $105 million, environmental and gas cost recoveries added to base rates of $66 million and higher sales volumes primarily due to weather of $29 million.

The increase in base rates was the result of new rates approved by the KPSC effective July 1, 2021. The environmental and gas cost recoveries added to base rates were the result of the transfer of certain ECR and GLT expenses into base rates as a result of the 2020 Kentucky rate case. This transfer results in depreciation and other operation and maintenance expenses associated with the ECR and GLT programs being excluded from margins for all twelve months in 2022 compared to six months in 2021.

Pennsylvania Adjusted Gross Margins

<u>Distribution</u>

Distribution Adjusted Gross Margins increased in 2022 compared with 2021, primarily due to higher sales volumes of $17 million which included favorable weather of $11 million. Late payment charges increased $10 million as a result of not charging late payment fees for much of 2021 due to the COVID-19 pandemic. TCJA margins increased $11 million due to lower taxable income associated with the mechanism. Merchant Function Charge, which is added to the PTC rates to offset uncollectible expenses, increased by $8 million largely due to the energy price increases.

<u>Transmission</u>

Transmission Adjusted Gross Margins increased in 2022 compared with 2021, primarily due to a $29 million increase as a result of a higher annual PPL zonal peak load billing factor in 2022 and $38 million of returns on additional transmission capital investments focused on replacing aging infrastructure and improving reliability.

Rhode Island Adjusted Gross Margins

Rhode Island Adjusted Gross Margins increased for 2022 compared with 2021, due to the acquisition of Narragansett Electric on May 25, 2022.

Reconciliation of Adjusted Gross Margins

The following tables contain the components from the Statement of Income that are included in the non-GAAP financial measures and a reconciliation to PPL's "Operating Income" for the years ended December 31:

	2022				
	Kentucky Adjusted Gross Margins	Pennsylvania Adjusted Gross Margins	Rhode Island Adjusted Gross Margins (a)	Other (b)	Operating Income (c)
Operating Revenues	$ 3,811	$ 3,030	$ 1,088	$ (27)	$ 7,902
Operating Expenses					
Fuel	931	—	—	—	931
Energy purchases	273	1,048	365	—	1,686
Other operation and maintenance	92	111	249	1,946	2,398
Depreciation	53	28	—	1,100	1,181
Taxes, other than income	2	142	33	155	332
Total Operating Expenses	1,351	1,329	647	3,201	6,528
Total	$ 2,460	$ 1,701	$ 441	$ (3,228)	$ 1,374

	2021				
	Kentucky Adjusted Gross Margins	Pennsylvania Adjusted Gross Margins	Rhode Island Adjusted Gross Margins	Other (b)	Operating Income (c)
Operating Revenues	$ 3,348	$ 2,430	$ —	$ 5	$ 5,783
Operating Expenses					
Fuel	710	—	—	—	710
Energy purchases	186	566	—	—	752
Other operation and maintenance	88	111	—	1,409	1,608
Depreciation	105	52	—	925	1,082
Taxes, other than income	4	112	—	91	207
Total Operating Expenses	1,093	841	—	2,425	4,359
Total	$ 2,255	$ 1,589	$ —	$ (2,420)	$ 1,424

(a) Operating revenue excludes a $50 million customer bill credit to all electric and natural gas distribution customers that was treated as a special item. See Note 9 to the Financial Statements for additional information.
(b) Represents amounts excluded from Adjusted Gross Margins.
(c) As reported on the Statements of Income.

Financial Condition

Liquidity and Capital Resources

(All Registrants)

The Registrants' cash flows from operations and access to cost effective bank and capital markets are subject to risks and uncertainties.

The Registrants had the following at:

		PPL		PPL Electric		LG&E		KU
December 31, 2022								
Cash and cash equivalents	$	356	$	25	$	93	$	21
Short-term debt		985		145		179		101
Long-term debt due within one year		354		340		—		13
Notes payable with affiliates				—		—		—
December 31, 2021								
Cash and cash equivalents	$	3,571	$	21	$	9	$	13
Short-term debt		69		—		69		—
Long-term debt due within one year		474		474		—		—
Notes payable with affiliates				—		324		294

(PPL)

The statements of Cash Flows separately report the cash flows of discontinued operations. The "Operating Activities," "Investing Activities" and "Financing Activities" sections below include only the cash flows of continuing operations.

(All Registrants)

Net cash provided by (used in) operating, investing and financing activities for the years ended December 31 and the changes between periods were as follows:

		PPL		PPL Electric		LG&E		KU
2022								
Operating activities	$	1,730	$	757	$	543	$	661
Investing activities		(5,654)		(387)		(360)		(547)
Financing activities		709		(366)		(99)		(106)
2021								
Operating activities	$	1,544	$	969	$	458	$	608
Investing activities		8,564		(1,400)		(466)		(556)
Financing activities		(7,344)		412		10		(61)
2022 vs. 2021 Change								
Operating activities	$	186	$	(212)	$	85	$	53
Investing activities		(14,218)		1,013		106		9
Financing activities		8,053		(778)		(109)		(45)

Operating Activities

The components of the change in cash provided by (used in) operating activities were as follows:

		PPL		PPL Electric		LG&E		KU
2022 vs. 2021								
Change - Cash Provided (Used):								
Net income	$	696	$	80	$	23	$	26
Non-cash components		(153)		(21)		11		32
Working capital		(414)		(262)		50		2
Defined benefit plan funding		41		21		1		—
Other operating activities		16		(30)		—		(7)
Total	$	186	$	(212)	$	85	$	53

(PPL)

PPL cash provided by operating activities in 2022 increased $186 million compared with 2021.
- Net income increased $696 million between periods and included a decrease in net non-cash charges of $153 million. The decrease in non-cash charges was primarily due to the loss on extinguishment of debt and the impairment of solar panels in 2021, partially offset by an increase in depreciation and an increase in deferred income taxes and investment tax credits.

- The $414 million decrease in cash from changes in working capital was primarily due to a decrease in regulatory liabilities (primarily due to PPL Electric's transmission formula rate return on equity reduction and the timing of rate recovery mechanisms) and a decrease in other current assets, partially offset by an increase in unbilled revenues (primarily due to weather and rate recovery mechanisms), an increase in accounts receivable (primarily due to pricing) and an increase in accounts payable (primarily due to timing).

- The $41 million decrease in defined benefit plan funding was primarily due to a decrease in contribution to pension plans in 2022, as PPL's defined benefit pension plans have the option to utilize available prior year credit balances to meet current and future contribution requirements.

- The $16 million increase in cash provided by other operating activities was driven by an increase in non-current liabilities (primarily related to an increase in ARO expenditures and an increase in non-current regulatory liabilities, partially offset by a decrease in accrued pension and postretirement obligations).

(PPL Electric)

PPL Electric's cash provided by operating activities in 2022 decreased $212 million compared with 2021.
- Net income increased $80 million between the periods and included a decrease in non-cash components of $21 million. The decrease in non-cash components was primarily due to a decrease in depreciation expense (primarily related to a decrease in software and computer hardware depreciation as a result of end-of-life retirements).

- The $262 million decrease in cash from changes in working capital was primarily due to a decrease in regulatory liabilities (primarily due to refunds to customers related to the transmission formula rate return on equity reduction), partially offset by an increase in unbilled revenues (primarily due to weather and rate recovery mechanisms), an increase in accounts payable (due to timing) and an increase in accounts receivable (due to pricing).

- The $21 million of activity in defined benefit plan funding was primarily due to a decrease in contribution to its pension plans in 2022, as PPL Electric's defined benefit pension plans have the option to utilize available prior year credit balances to meet current and future contribution requirements.

- The $30 million decrease in cash provided by other operating activities was driven primarily by an increase in non-current assets (primarily related to cloud computing and a decrease in medical claim payments).

(LG&E)

LG&E's cash provided by operating activities in 2022 increased $85 million compared with 2021.
- Net income increased $23 million between the periods and included an increase in non-cash components of $11 million. The increase in non-cash components was primarily driven by an increase in depreciation expense (primarily due to additional assets placed into service, net of retirements and higher depreciation rates effective July 1, 2021), partially offset by a decrease in deferred income tax expense (primarily due to book versus tax plant timing differences).

- Cash from changes in working capital increased by $50 million. The increase was primarily due to a decrease in regulatory assets and liabilities, net (primarily due to the timing of rate recovery mechanisms), an increase in accounts payable to affiliates and other current liabilities (primarily due to timing of payments), partially offset by an increase in unbilled revenues (primarily due to weather and higher commodity costs).

(KU)

KU's cash provided by operating activities in 2022 increased $53 million compared with 2021.
- Net income increased $26 million between the periods and included an increase in non-cash components of $32 million. The increase in non-cash components was primarily driven by an increase in depreciation expense (primarily due to additional assets placed into service, net of retirements and higher depreciation rates effective July 1, 2021).

- Cash from changes in working capital increased $2 million. The increase was primarily due to an increase in accounts payable, an increase in accounts payable with affiliates, an increase in taxes payable and a decrease in other current liabilities (primarily due to timing of payments) and other insignificant changes, partially offset by an increase in fuels, materials and supplies (primarily due to higher commodity costs and the accumulation of inventory for upcoming transmission and distribution products) and an increase in unbilled revenues and accounts receivable (primarily due to weather and higher commodity costs).

Investing Activities

(All Registrants)

The components of the change in cash provided by (used in) investing activities were as follows:

	PPL	PPL Electric	LG&E	KU
2022 vs. 2021				
Change - Cash Provided (Used):				
Expenditures for PP&E	$ (182)	$ 12	$ 95	$ 13
Proceeds from sale of Safari Holdings, net of cash divested	146	—	—	—
Proceeds from sale of U.K. utility business, net of cash divested	(10,560)	—	—	—
Acquisition of Narragansett Electric, net of cash acquired	(3,660)	—	—	—
Notes receivable from affiliate	—	998	—	—
Other investing activities	38	3	11	(4)
Total	$ (14,218)	$ 1,013	$ 106	$ 9

For PPL, in 2022 compared with 2021, the increase in expenditures was due to expenditures at RIE, partially offset by a decrease in expenditures at LG&E. The decrease in expenditures at LG&E was primarily due to lower spending on ELG projects and other projects that are not individually significant.

See "Forecasted Uses of Cash" for detail regarding projected capital expenditures for the years 2023 through 2025.

For PPL Electric, the changes in "Notes receivable from affiliate" activity resulted from payments received on the short-term note between affiliates in 2022, issued to support general corporate purposes. See Note 15 to the Financial Statements for further discussion of intercompany borrowings.

Financing Activities

(All Registrants)

The components of the change in cash provided by (used in) financing activities were as follows:

		PPL		PPL Electric		LG&E		KU
2022 vs. 2021								
Change - Cash Provided (Used):								
Long-term debt issuance/retirement, net	$	4,542	$	(250)	$	300	$	300
Dividends		492		(6)		(83)		(46)
Purchase of treasury stock		1,003		—		—		—
Capital contributions/distributions, net		—		(671)		16		(16)
Retirement of term loan		300		—		—		—
Retirement of commercial paper		73		—		41		32
Changes in net short-term debt		1,642		145		262		272
Note payable with affiliate		—		—		(648)		(588)
Other financing activities		1		4		3		1
Total	$	8,053	$	(778)	$	(109)	$	(45)

(All Registrants)

See Note 8 to the Financial Statements in this Form 10-K for information on 2022 activity.

See "Long-term Debt and Equity Securities" below for additional information on current year activity. See "Forecasted Sources of Cash" for a discussion of the Registrants' plans to issue debt and equity securities, as well as a discussion of credit facility capacity available to the Registrants. Also see "Forecasted Uses of Cash" for a discussion of PPL's plans to pay dividends on common securities in the future, as well as the Registrants' maturities of long-term debt.

Long-term Debt and Equity Securities

Long-term debt and equity securities activity for 2022 included:

		Debt			Stock		
		Issuances (a)	**Retirements**		**Issuances (b)**	**Repurchases**	
Cash Flow Impact:							
PPL	$	850	$ 264	$	18	$	—
PPL Electric		250	250		—		—
LG&E		300	—		—		—
KU		300	—		—		—

(a) Issuances are net of pricing discounts, where applicable, and exclude the impact of debt issuance costs. Includes debt issuances with affiliates.
(b) Includes issuances of common stock and treasury stock, which are included in "Other financing activities" on the Statements of Cash Flows.

See Note 8 to the Financial Statements for additional long-term debt information.

Equity Securities Activities *(PPL)*

Share Repurchase

In August 2021, PPL's Board of Directors authorized share repurchases of up to $3 billion of PPL common shares. In 2021, PPL repurchased approximately $1 billion of PPL common shares. There were no share repurchases during the year ended December 31, 2022. Any additional amounts to be repurchased pursuant to this authority will depend on various factors, including PPL's share price and market conditions. PPL may purchase shares on each trading day subject to market conditions and principles of best execution.

Forecasted Sources of Cash

(All Registrants)

The Registrants expect to continue to have adequate liquidity available from operating cash flows, cash and cash equivalents, credit facilities and commercial paper issuances to meet their requirements with respect to their contractual obligations and anticipated capital expenditures. Additionally, subject to market conditions, the Registrants and their subsidiaries may access the capital markets, and PPL Electric, LG&E and KU anticipate receiving equity contributions from their parent or member in 2023.

Credit Facilities

The Registrants maintain credit facilities to enhance liquidity, provide credit support and provide a backstop to commercial paper programs. Amounts borrowed under these credit facilities are reflected in "Short-term debt" on the Balance Sheets, except for borrowings under PPL Electric's term loan agreement due in 2024 and borrowings under LG&E's and KU's term loan agreements due in 2024, which are reflected in "Long-term debt". At December 31, 2022, the total committed borrowing capacity under credit facilities and the borrowings under these facilities were:

External

	Committed Capacity		Borrowed		Letters of Credit and Commercial Paper Issued (c)		Unused Capacity
PPL Capital Funding Credit Facilities	$	1,350	$	—	$	561	$	789
PPL Electric Credit Facilities		900		250		146		504
LG&E Credit Facilities		800		300		180		320
KU Credit Facilities		700		300		101		299
Total Credit Facilities (a) (b)	$	3,750	$	850	$	988	$	1,912

(a)   The syndicated credit facilities, term loans and PPL Capital Funding's bilateral facility, each contain a financial covenant requiring debt to total capitalization not to exceed 70% for PPL Capital Funding, PPL Electric, LG&E and KU, as calculated in accordance with the facility, and other customary covenants.

The commitments under the credit facilities are provided by a diverse bank group, with no one bank and its affiliates providing an aggregate commitment of more than the following percentages of the total committed capacity: PPL - 14%, PPL Electric - 18%, LG&E - 19% and KU - 21%.

(b)   Each company pays customary fees under its respective syndicated credit facility. Borrowings generally bear interest at LIBOR-based rates, or applicable SOFR, plus an applicable margin.

(c)   Commercial paper issued reflects the undiscounted face value of the issuance.

In addition to the financial covenants noted in the table above, the credit agreements governing the above credit facilities contain various other covenants. Failure to comply with the covenants after applicable grace periods could result in acceleration of repayment of borrowings and/or termination of the agreements. The Registrants monitor compliance with the covenants on a regular basis. At December 31, 2022, the Registrants were in compliance with these covenants. At this time, the Registrants believe that these covenants and other borrowing conditions will not limit access to these funding sources.

See Note 8 to the Financial Statements for further discussion of the Registrants' credit facilities.

Intercompany (LG&E and KU)

	Committed Capacity	Borrowed	Commercial Paper Program Capacity	Unused Capacity
LG&E Money Pool (a)	$ 750	$ —	$ 500	$ 250
KU Money Pool (a)	650	—	400	250

(a) LG&E and KU participate in an intercompany money pool agreement whereby LKE and/or KU make available to LG&E, and LKE and/or LG&E make available to KU funds up to the difference between LG&E's and KU's FERC borrowing limit and LG&E's and KU's commercial paper capacity limit, at an interest rate based on the lower of a market index of commercial paper issues and two additional rate options based on LIBOR.

See Note 15 to the Financial Statements for further discussion of intercompany credit facilities.

Commercial Paper (All Registrants)

The Registrants maintain commercial paper programs to provide an additional financing source to fund short-term liquidity needs, as necessary. Commercial paper issuances, included in "Short-term debt" on the Balance Sheets, are supported by the respective Registrant's credit facilities. The following commercial paper programs were in place at:

	December 31, 2022		
	Capacity	Commercial Paper Issuances (c)	Unused Capacity
PPL Capital Funding	$ 1,350	$ 561	$ 789
PPL Electric	650	145	505
LG&E (a)	500	180	320
KU (b)	400	101	299
Total PPL	$ 2,900	$ 987	$ 1,913

(a) In August 2022, the capacity for the LG&E commercial paper program was increased to $500 million.
(b) In August 2022, the capacity for the KU commercial paper program was increased to $400 million.
(c) Commercial paper issued reflects the undiscounted face value of the issuance.

Long-term Debt and Equity Securities

(PPL)

PPL and its subsidiaries are authorized to issue, at the discretion of management and subject to market conditions, up to $3.50 billion of long-term debt securities, the proceeds of which would be used to fund capital expenditures and for general corporate purposes. RIE is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $500 million of long-term debt securities, the proceeds of which would be used to repay short-term debt incurred to fund capital expenditures and for general corporate purposes.

(PPL Electric)

PPL Electric is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $1 billion of long-term debt securities, the proceeds of which would be used to fund capital expenditures and for general corporate purposes.

(LG&E)

LG&E is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $500 million of long-term debt securities, the proceeds of which would be used to repay short-term debt incurred to fund capital expenditures and for general corporate purposes.

(KU)

KU is authorized to issue, at the discretion of management and subject to market conditions and regulatory approvals, up to $500 million of long-term debt securities, the proceeds of which would be used to repay short-term debt incurred to fund capital expenditures and for general corporate purposes.

Contributions from Parent (PPL Electric, LG&E and KU)

From time to time, the parents of PPL Electric, LG&E and KU make capital contributions to subsidiaries. The proceeds from these contributions are used to fund capital expenditures and for other general corporate purposes.

Forecasted Uses of Cash

(All Registrants)

In addition to expenditures required for normal operating activities, such as purchased power, payroll, fuel and taxes, the Registrants currently expect to incur future cash outflows for capital expenditures, various contractual obligations, payment of dividends on its common stock, and possibly the purchase or redemption of a portion of debt securities.

Capital Expenditures

The table below shows the Registrants' current capital expenditure projections for the years 2023 through 2025. Expenditures for the domestic regulated utilities are expected to be recovered through rates, pending regulatory approval.

			Projected		
	Total		2023 (b)	2024	2025
PPL					
Generating facilities (a)	$	1,508	$ 252	$ 369	$ 887
Electric distribution facilities		2,734	929	892	913
Gas distribution facilities		1,005	272	313	420
Transmission facilities		2,962	827	1,019	1,116
Other		308	106	100	102
Total Capital Expenditures	$	8,517	$ 2,386	$ 2,693	$ 3,438
PPL Electric					
Electric distribution facilities	$	921	$ 318	$ 299	$ 304
Transmission facilities		1,980	545	670	765
Total Capital Expenditures	$	2,901	$ 863	$ 969	$ 1,069
LG&E					
Generating facilities (a)	$	633	$ 92	$ 147	$ 394
Electric distribution facilities		476	165	161	150
Gas distribution facilities		203	54	55	94
Transmission facilities		56	5	23	28
Other		120	50	34	36
Total Capital Expenditures	$	1,488	$ 366	$ 420	$ 702

		Total		Projected		
			2023 (b)	2024	2025
KU						
Generating facilities (a)	$	875	$	160	$	222	$	493
Electric distribution facilities		520		210		163		147
Transmission facilities		338		165		91		82
Other		178		52		63		63
Total Capital Expenditures	$	1,911	$	587	$	539	$	785

(a) Capital expenditure projections include $115 million at PPL ($42 million at LG&E and $73 million at KU) in 2023 and $44 million at PPL ($21 million at LG&E and $23 million at KU) in 2024 related to certain costs of complying with the Clean Air Act, as amended, and other federal, state and local environmental requirements applicable to coal combustion wastes and by-products from coal-fired generating facilities, which are expected to be subject to rate recovery through the ECR mechanism.

(b) The 2023 total excludes amounts included in accounts payable as of December 31, 2022.

Capital expenditure plans are revised periodically to reflect changes in operational, market and regulatory conditions.

Contractual Obligations

The Registrants have assumed various financial obligations and commitments in the ordinary course of conducting business. At December 31, 2022, estimated contractual cash obligations were as follows:

		Total		2023		2024-2025		2026-2027		After 2027
PPL										
Long-term Debt (a)	$	13,353	$	354	$	2,052	$	1,207	$	9,740
Interest on Long-term Debt (b)		9,067		557		984		881		6,645
Operating Leases (c)		69		24		29		9		7
Purchase Obligations (d)		3,348		1,363		1,090		340		555
Total Contractual Cash Obligations	$	25,837	$	2,298	$	4,155	$	2,437	$	16,947
PPL Electric										
Long-term Debt (a)	$	4,539	$	340	$	900	$	108	$	3,191
Interest on Long-term Debt (b)		3,038		183		299		289		2,267
Unconditional Power Purchase Obligations		106		29		57		20		—
Total Contractual Cash Obligations	$	7,683	$	552	$	1,256	$	417	$	5,458
LG&E										
Long-term Debt (a)	$	2,324	$	—	$	600	$	285	$	1,439
Interest on Long-term Debt (b)		1,367		92		160		130		985
Operating Leases (c)		16		6		8		2		—
Coal and Natural Gas Purchase Obligations (e)		705		340		282		74		9
Unconditional Power Purchase Obligations (f)		296		24		44		44		184
Construction Obligations (g)		126		58		63		2		3
Other Obligations		72		26		36		4		6
Total Contractual Cash Obligations	$	4,906	$	546	$	1,193	$	541	$	2,626
KU										
Long-term Debt (a)	$	2,942	$	13	$	550	$	164	$	2,215
Interest on Long-term Debt (b)		2,045		123		220		191		1,511
Operating Leases (c)		21		9		11		1		—
Coal and Natural Gas Purchase Obligations (e)		866		354		408		104		—
Unconditional Power Purchase Obligations (f)		131		10		20		20		81
Construction Obligations (g)		103		54		43		2		4
Other Obligations		128		60		50		12		6
Total Contractual Cash Obligations	$	6,236	$	623	$	1,302	$	494	$	3,817

(a)   Reflects principal maturities based on stated maturity, sinking fund payments, or earlier put dates. See Note 8 to the Financial Statements for a discussion of variable-rate remarketable bonds issued on behalf of LG&E and KU. The Registrants do not have any significant finance lease obligations.

(b)   Assumes interest payments through stated maturity or earlier put dates. The payments herein are subject to change, as payments for debt that is or becomes variable-rate debt have been estimated.

(c)   See Note 10 to the Financial Statements for additional information.

(d)   The amounts include agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Primarily includes, as applicable, the purchase obligations of electricity, coal, natural gas and limestone, as well as certain construction expenditures, which are also included in the Capital Expenditures discussion above.

(e)   Represents contracts to purchase coal, natural gas and natural gas transportation. See Note 14 to the Financial Statements for additional information.

(f)   Represents future minimum payments under OVEC power purchase agreements through June 2040. See Note 14 to the Financial Statements for additional information.

(g)   Represents construction commitments, which are also reflected in the Capital Expenditures table presented above.

Dividends/Distributions

(PPL)

PPL views dividends as an integral component of shareowner return and expects to continue to pay dividends in amounts intended to maintain a capitalization structure that supports investment grade credit ratings. In November 2022, PPL declared its quarterly common stock dividend, payable January 3, 2023, at 22.50 cents per share (equivalent to $0.90 per annum). On February 17, 2023, PPL announced a quarterly common stock dividend of 24.00 cents per share, payable April 3, 2023, to shareowners of record as of March 10, 2023. Future dividends will be declared at the discretion of the Board of Directors and will depend upon future earnings, cash flows, financial and legal requirements and other factors.

Subject to certain exceptions, PPL may not declare or pay any cash dividend or distribution on its capital stock during any period in which PPL Capital Funding defers interest payments on its 2007 Series A Junior Subordinated Notes due 2067. At December 31, 2022, no interest payments were deferred.

(PPL Electric, LG&E and KU)

From time to time, as determined by their respective Board of Directors, the Registrants pay dividends, distributions or return capital, as applicable, to their respective shareholders or members. Certain of the credit facilities of PPL Electric, LG&E and KU include minimum debt covenant ratios that could effectively restrict the payment of dividends or distributions.

(All Registrants)

See Note 8 to the Financial Statements for these and other restrictions related to distributions on capital interests for the Registrants and their subsidiaries.

Purchase or Redemption of Debt Securities

The Registrants will continue to evaluate outstanding debt securities and may decide to purchase or redeem these securities in open market or privately negotiated transactions, in exchange transactions or otherwise, depending upon prevailing market conditions, available cash and other factors, and may be commenced or suspended at any time. The amounts involved may be material.

Rating Agency Actions

Moody's and S&P periodically review the credit ratings of the debt of the Registrants and their subsidiaries. Based on their respective independent reviews, the rating agencies may make certain ratings revisions or ratings affirmations.

A credit rating reflects an assessment by the rating agency of the creditworthiness associated with an issuer and particular securities that it issues. The credit ratings of the Registrants and their subsidiaries are based on information provided by the Registrants and other sources. The ratings of Moody's and S&P are not a recommendation to buy, sell or hold any securities of the Registrants or their subsidiaries. Such ratings may be subject to revisions or withdrawal by the agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to the securities.

The credit ratings of the Registrants and their subsidiaries affect their liquidity, access to capital markets and cost of borrowing under their credit facilities. A downgrade in the Registrants' or their subsidiaries' credit ratings could result in higher borrowing costs and reduced access to capital markets. The Registrants and their subsidiaries have no credit rating triggers that would result in the reduction of access to capital markets or the acceleration of maturity dates of outstanding debt.

The following table sets forth the Registrants' and their subsidiaries' credit ratings for outstanding debt securities or commercial paper programs as of December 31, 2022.

Issuer	Senior Unsecured		Senior Secured		Commercial Paper	
	Moody's	S&P	Moody's	S&P	Moody's	S&P
PPL						
PPL Capital Funding	Baa1	BBB+			P-2	A-2
Rhode Island Energy	A3	A-				
PPL and PPL Electric						
PPL Electric			A1	A+	P-2	A-1
PPL, LG&E and KU						
LG&E			A1	A	P-2	A-2
KU			A1	A	P-2	A-2

The rating agencies have taken the following actions related to the Registrants and their subsidiaries.

(PPL)

In June 2022, Moody's affirmed its commercial paper rating for PPL Capital Funding and upgraded the following ratings with a stable outlook:
- the long-term issuer rating from Baa2 to Baa1 for PPL;
- the senior unsecured rating from Baa2 to Baa1 for PPL Capital Funding;
- the junior subordinated rating from Baa3 to Baa2 for PPL Capital Funding; and
- the senior unsecured bank credit facility rating from Baa2 to Baa1 for PPL Capital Funding.

In June 2022, Moody's upgraded the following ratings with a stable outlook:
- the long-term issuer rating from Baa1 to A3 for RIE;
- the senior unsecured rating from Baa1 to A3 for RIE; and
- the preferred stock rating from Baa3 to Baa2 for RIE.

In June 2022, S&P upgraded the following ratings with a stable outlook:
- the long-term issuer rating from BBB+ to A- for RIE;
- the senior unsecured rating from BBB+ to A- for RIE; and
- the preferred stock rating from BBB- to BBB for RIE.

(PPL and PPL Electric)

In May 2022, S&P upgraded the following ratings with a stable outlook for PPL Electric:
- the long-term issuer credit rating from A- to A;

- the issue-level senior secured rating from A to A+; and
- the short-term and commercial paper ratings from A-2 to A-1.

Ratings Triggers *(PPL, LG&E and KU)*

Various derivative and non-derivative contracts, including contracts for the sale and purchase of electricity and fuel, commodity transportation and storage, and interest rate instruments, contain provisions that require the posting of additional collateral or permit the counterparty to terminate the contract, if PPL's, LG&E's or KU's or their subsidiaries' credit rating, as applicable, were to fall below investment grade. See Note 18 to the Financial Statements for a discussion of "Credit Risk-Related Contingent Features," including a discussion of the potential additional collateral requirements for PPL and LG&E for derivative contracts in a net liability position at December 31, 2022.

Guarantees for Subsidiaries *(PPL)*

PPL guarantees certain consolidated affiliate financing arrangements. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the consolidated affiliates' access to funds under these financing arrangements, accelerate maturity of such arrangements or limit the consolidated affiliates' ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to relevant funding sources. See Note 14 to the Financial Statements for additional information about guarantees.

Other Contingent Obligations *(All Registrants)*

The Registrants have entered into certain agreements that may contingently require payment to a guaranteed or indemnified party. See Note 14 to the Financial Statements for a discussion of these agreements.

Risk Management

Market Risk

(All Registrants)

See Notes 1, 17 and 18 to the Financial Statements for information about the Registrants' risk management objectives, valuation techniques and accounting designations.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions and model assumptions. Actual future results may differ materially from those presented. These are not precise indicators of expected future losses, but are rather only indicators of possible losses under normal market conditions at a given confidence level.

Interest Rate Risk

PPL and its subsidiaries issue debt to finance their operations, which exposes them to interest rate risk. A variety of financial derivative instruments are utilized to adjust the mix of fixed and floating interest rates in their debt portfolios, adjust the duration of the debt portfolios and lock in benchmark interest rates in anticipation of future financing, when appropriate. Risk limits under PPL's risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of the debt portfolio due to changes in benchmark interest rates. In addition, the interest rate risk of certain subsidiaries is potentially mitigated as a result of the existing regulatory framework or the timing of rate cases.

The following interest rate hedges were outstanding at December 31:

	2022				2021		
	Exposure Hedged	Fair Value, Net - Asset (Liability) (a)	Effect of a 10% Adverse Movement in Rates (b)	Maturities Ranging Through	Exposure Hedged	Fair Value, Net - Asset (Liability) (a)	Effect of a 10% Adverse Movement in Rates (b)
PPL and LG&E							
Economic hedges							
Interest rate swaps (c)	$ 64	$ (7)	$ (1)	2033	$ 64	$ (19)	$ (1)

(a) Includes accrued interest, if applicable.

(b) Effects of adverse movements decrease assets or increase liabilities, as applicable, which could result in an asset becoming a liability. Sensitivities represent a 10% adverse movement in interest rates.

(c) Realized changes in the fair value of such economic hedges are recoverable through regulated rates and any subsequent changes in the fair value of these derivatives are included in regulatory assets or regulatory liabilities.

The Registrants are exposed to a potential increase in interest expense and to changes in the fair value of their debt portfolios. The estimated impact of a 10% adverse movement in interest rates on the fair value of debt and interest expense at December 31 is shown below.

	10% Adverse Movement in Rates on Fair Value of Debt		10% Adverse Movement in Rates on Interest Expense For Floating Exposure	
	2022	2021	2022	2021
PPL	$ 495	$ 394	$ 16	$ —
PPL Electric	178	164	6	—
LG&E	84	74	3	—
KU	127	115	2	—

Commodity Price Risk

PPL is exposed to commodity price risk through its subsidiaries as described below.

- PPL Electric is required to purchase electricity to fulfill its obligation as a PLR. Potential commodity price risk is mitigated through its PAPUC-approved cost recovery mechanism and full-requirement supply agreements to serve its PLR customers which transfer the risk to energy suppliers.
- LG&E's and KU's rates include certain mechanisms for fuel, fuel-related expenses and energy purchases. In addition, LG&E's rates include a mechanism for natural gas supply costs. These mechanisms generally provide for timely recovery of market price fluctuations associated with these costs.
- RIE utilizes derivative instruments pursuant to its RIPUC-approved plan to manage commodity price risk associated with its natural gas purchases. RIE's commodity price risk management strategy is to reduce fluctuations in firm gas sales prices to its customers. RIE's costs associated with derivatives instruments are recoverable through its RIPUC- approved cost recovery mechanisms. RIE is required to purchase electricity to fulfill its obligation to provide Last Resort Service (LRS). Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms and full requirements service agreements to serve LRS customers, which transfer the risk to energy suppliers. RIE is required to contract through long-term agreements for clean energy supply under the Rhode Island Renewable Energy Growth program and Long-term Clean Energy Standard. Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms, which true-up cost differences between contract prices and market prices.

Volumetric Risk

Volumetric risk is the risk related to the changes in volume of retail sales due to weather, economic conditions or other factors. PPL is exposed to volumetric risk through its subsidiaries as described below.

- PPL Electric, LG&E and KU are exposed to volumetric risk on retail sales, mainly due to weather and other economic conditions for which there is limited mitigation between rate cases.
- RIE is exposed to volumetric risk, which is significantly mitigated by regulatory mechanisms. RIE's electric and gas distribution rates both have a revenue decoupling mechanism, which allows for annual adjustments to RIE's delivery rates.

Defined Benefit Plans - Equity Securities Price Risk

See "Application of Critical Accounting Policies - Defined Benefits" for additional information regarding the effect of equity securities price risk on plan assets.

<u>Credit Risk</u>

(All Registrants)

Credit risk is the potential loss that may be incurred due to a counterparty's non-performance.

PPL is exposed to credit risk from "in-the-money" transactions with counterparties, as well as additional credit risk through certain of its subsidiaries, as discussed below.

In the event a supplier of PPL, PPL Electric, LG&E or KU defaults on its contractual obligation, those Registrants would need to seek replacement power or replacement fuel in the market. In general, subject to regulatory review or other processes, appropriate incremental costs incurred by these entities would be recoverable from customers through applicable rate mechanisms, thereby mitigating the financial risk for these entities.

PPL and its subsidiaries have credit policies in place to manage credit risk, including the use of an established credit approval process, daily monitoring of counterparty positions and the use of master netting agreements or provisions. These agreements generally include credit mitigation provisions, such as margin, prepayment or collateral requirements. PPL and its subsidiaries may request additional credit assurance, in certain circumstances, in the event that the counterparties' credit ratings fall below investment grade, their tangible net worth falls below specified percentages or their exposures exceed an established credit limit.

(All Registrants)

Related Party Transactions

The Registrants are not aware of any material ownership interests or operating responsibility by senior management in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with the Registrants. See Note 15 to the Financial Statements for additional information on related party transactions for PPL Electric, LG&E and KU.

Acquisitions, Development and Divestitures

The Registrants from time to time evaluate opportunities for potential acquisitions, divestitures, and development projects. See Note 9 to the Financial Statements for additional information on acquisition and divestiture activity. Development projects are reexamined based on market conditions and other factors to determine whether to proceed with, modify or terminate the projects. Any resulting transactions may impact future financial results.

Environmental Matters

Extensive federal, state and local environmental laws and regulations are applicable to the Registrants' air emissions, water discharges and the management of hazardous and solid waste, as well as other aspects of the Registrants' businesses. The costs of compliance or alleged non-compliance cannot be predicted with certainty but could be significant. In addition, costs may increase significantly if the requirements or scope of environmental laws or regulations, or similar rules, are expanded or changed. Costs may take the form of increased capital expenditures or operating and maintenance expenses, monetary fines, penalties or other restrictions. Many of these environmental law considerations are also applicable to the operations of key suppliers, or customers, such as coal producers and industrial power users, and may impact the costs for their products or their demand for the Registrants' services. Increased capital and operating costs are expected to be subject to rate recovery. The Registrants can provide no assurances as to the ultimate outcome of future environmental or rate proceedings before regulatory authorities.

See "Legal Matters" in Note 14 to the Financial Statements for a discussion of the more significant environmental claims. See "Financial Condition - Liquidity and Capital Resources - Forecasted Uses of Cash - Capital Expenditures" in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" for information on projected environmental capital expenditures for 2023 through 2025. See Note 20 to the Financial Statements for information related to the impacts of CCRs on AROs. See "Business - Environmental Matters" for additional information.

Sustainability

Increasing attention has been focused on a broad range of corporate activities under the heading of "sustainability", which has resulted in a significant increase in the number of requests from interested parties for information on sustainability topics. These parties range from investor groups focused on environmental, social, governance and other matters to non-investors concerned with a variety of public policy matters. Often the scope of the information sought is very broad and not necessarily relevant to an issuer's business or industry. As a result, a number of private groups have proposed to standardize the subject matter constituting sustainability, either generally or by industry. Those efforts remain ongoing. In addition, certain of these private groups have advocated that the SEC promulgate regulations requiring specific sustainability reporting under the Securities Exchange Act of 1934, as amended (the '34 Act), or that issuers voluntarily include certain sustainability disclosure in their '34 Act reports. In March 2022, the SEC proposed broad-based climate disclosure requirements for public companies. The proposed rule would require public companies to disclose direct and indirect GHG emissions, strategic insights, and certain financial implications in public disclosures. The proposed rulemaking elicited significant debate and comment. While a final rulemaking is currently expected to be issued in the spring of 2023, PPL cannot predict the final legal requirements or when the requirements will be effective.

As has been PPL's practice, to the extent sustainability issues have or may have a material impact on the Registrants' financial condition or results of operation, PPL discloses such matters in accordance with applicable securities law and SEC regulations. With respect to other sustainability topics that PPL deems relevant to investors but that are not required to be reported under applicable securities law and SEC regulation, PPL will continue each spring to publish its annual sustainability report including tracking reductions related to the company's goal to reduce carbon emissions and post that report on its corporate website at www.pplweb.com and on www.pplsustainability.com. Neither the information in such annual sustainability report nor the information at such websites is incorporated in this Form 10-K by reference, and it should not be considered a part of this Form 10-K. In preparing its sustainability report, PPL is guided by the framework established by the Global Reporting Initiative, which identifies environmental, social, governance and other subject matter categories. PPL also participates in efforts by the Edison Electric Institute and American Gas Association to provide the appropriate subset of sustainability information that can be applied consistently across the electric and gas utility industry. Additionally, PPL consults widely used reporting frameworks for discrete sustainability topics, including corporate political contributions and climate-related issues. PPL also responds to the climate survey of CDP, a not-for-profit organization based in the United Kingdom formerly known as the Carbon Disclosure Project, that runs the global disclosure system that enables investors, companies, cities, states and regions to measure and manage their environmental impacts.

Cybersecurity

See "Cybersecurity Management" in "Business" for a discussion of cybersecurity risks affecting the Registrants and the related strategies for managing these risks.

Competition

See "Competition" under each of PPL's reportable segments in "Business - General - Segment Information" for a discussion of competitive factors affecting the Registrants.

<h2 style="text-align:center;">New Accounting Guidance</h2>

There has been no new accounting guidance adopted in 2022 and there is no new significant accounting guidance pending adoption as of December 31, 2022.

<h2 style="text-align:center;">Application of Critical Accounting Policies</h2>

Financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to an understanding of the reported financial condition or results of operations and require management to make estimates or other judgments of matters that are inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the Financial Statements (these accounting policies are also discussed in Note 1 to the Financial Statements). Senior management has reviewed with PPL's Audit Committee these critical accounting policies, the following disclosures regarding their application, and the estimates and assumptions regarding them.

Defined Benefits

(All Registrants)

Certain of the Registrants and/or their subsidiaries sponsor or participate in certain qualified funded and non-qualified unfunded defined benefit pension plans and both funded and unfunded other postretirement benefit plans. See Notes 1, 7 and 12 to the Financial Statements for additional information about the plans and the accounting for defined benefits.

A summary of plan sponsors by Registrant and whether a Registrant or its subsidiaries sponsor (S) or participate in and receives allocations (P) from those plans is shown in the table below.

Plan Sponsor	PPL	PPL Electric	LG&E	KU
PPL Services	S	P		
LKE			P	P

Management makes certain assumptions regarding the valuation of benefit obligations and the performance of plan assets. As such, annual net periodic defined benefit costs are recorded in current earnings or regulatory assets and liabilities based on estimated results. Any differences between actual and estimated results are recorded in AOCI or, in the case of PPL Electric, LG&E and KU, regulatory assets and liabilities for amounts that are expected to be recovered through regulated customer rates. These amounts in AOCI or regulatory assets and liabilities are amortized to income over future periods. The significant assumptions are:

- Discount Rate - In selecting the discount rates for defined benefit plans, the plan sponsors start with a cash flow analysis of the expected benefit payment stream for their plans. The plan-specific cash flows are matched against the coupons and expected maturity values of Aa-rated non-callable (or callable with make-whole provisions) bonds that could be purchased for a hypothetical settlement portfolio. The plan sponsors then use the single discount rate derived from matching the discounted benefit payment stream to the market value of the selected bond portfolio.

- Expected Return on Plan Assets - The expected long-term rates of return for pension and other postretirement benefits are based on management's projections using a best-estimate of expected returns, volatilities and correlations for each asset

46

class. Each plan's specific current and expected asset allocations are also considered in developing a reasonable return assumption.

- Rate of Compensation Increase - Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement. In selecting a rate of compensation increase, plan sponsors consider past experience, the potential impact of movements in inflation rates and expectations of ongoing compensation practices.

See Note 12 to the Financial Statements for details of the assumptions selected for pension and other postretirement benefits. A variance in the assumptions could significantly impact accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and AOCI or regulatory assets and liabilities.

The following tables reflect changes in certain assumptions based on the Registrants' primary defined benefit plans. The inverse of this change would have the opposite impact on accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and AOCI or regulatory assets and liabilities. The sensitivities below reflect an evaluation of the change based solely on a change in that assumption.

Actuarial assumption	Increase (Decrease)
Discount Rate	(0.25%)
Expected Return on Plan Assets	(0.25%)
Rate of Compensation Increase	0.25 %

	Increase (Decrease)	Increase (Decrease)	(Increase) Decrease	Increase (Decrease)	Increase (Decrease)
Actuarial assumption	Defined Benefit Asset	Defined Benefit Liabilities	AOCI (pre-tax)	Net Regulatory Assets	Defined Benefit Costs
PPL					
Discount rates	$ (14)	$ (78)	$ 27	$ 65	$ 14
Expected return on plan assets	n/a	n/a	n/a	n/a	10
Rate of compensation increase	(2)	(6)	2	6	3
PPL Electric					
Discount rates	—	(34)	—	34	5
Expected return on plan assets	n/a	n/a	—	n/a	4
Rate of compensation increase	—	(2)	—	2	1
LG&E					
Discount rates	(9)	1	n/a	10	2
Expected return on plan assets	n/a	n/a	n/a	n/a	1
Rate of compensation increase	(1)	—	n/a	1	—
KU					
Discount rates	(8)	1	n/a	9	2
Expected return on plan assets	n/a	n/a	n/a	n/a	1
Rate of compensation increase	(1)	—	n/a	1	—

Income Taxes *(All Registrants)*

Significant management judgment is required in developing the Registrants' provision for income taxes, primarily due to the uncertainty related to tax positions taken or expected to be taken on tax returns and valuation allowances on deferred tax assets.

Additionally, significant management judgment is required to determine the amount of benefit recognized related to an uncertain tax position. On a quarterly basis, uncertain tax positions are reassessed by considering information known as of the reporting date. Based on management's assessment of new information, a tax benefit may subsequently be recognized for a previously unrecognized tax position, a previously recognized tax position may be derecognized, or the benefit of a previously recognized tax position may be remeasured. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact the financial statements in the future.

The need for valuation allowances to reduce deferred tax assets also requires significant management judgment. Valuation allowances are initially recorded and reevaluated each reporting period by assessing the likelihood of the ultimate realization of a deferred tax asset. Management considers several factors in assessing the expected realization of a deferred tax asset, including the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies. Any tax planning strategy utilized in this assessment must meet the recognition and measurement criteria utilized to account for an uncertain tax position. When evaluating the need for valuation allowances, the uncertainty posed by political risk on such factors is also considered by management. The amount of deferred tax assets ultimately realized may differ materially from the estimates utilized in the computation of valuation allowances and may materially impact the financial statements in the future.

See Note 6 to the Financial Statements for income tax disclosures.

Regulatory Assets and Liabilities *(All Registrants)*

PPL Electric, LG&E, KU and RIE are subject to cost-based rate regulation. As a result, the effects of regulatory actions are required to be reflected in the financial statements. Assets and liabilities are recorded that result from the regulated ratemaking process that may not be recorded under GAAP for non-regulated entities. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in regulated customer rates. Regulatory liabilities are recognized for amounts expected to be returned through future regulated customer rates. In certain cases, regulatory liabilities are recorded based on an understanding or agreement with the regulator that rates have been set to recover costs that are expected to be incurred in the future, and the regulated entity is accountable for any amounts charged pursuant to such rates and not yet expended for the intended purpose.

Management continually assesses whether the regulatory assets are probable of future recovery by considering factors such as changes in the applicable regulatory and political environments, the ability to recover costs through regulated rates, recent rate orders to the Registrants and other regulated entities, and the status of any pending or potential deregulation legislation. Based on this continual assessment, management believes the existing regulatory assets are probable of recovery. This assessment reflects the current political and regulatory climate at the state and federal levels and is subject to change in the future. If future recovery of costs ceases to be probable, the regulatory asset would be written-off. Additionally, the regulatory agencies can provide flexibility in the manner and timing of recovery of regulatory assets.

See Note 7 to the Financial Statements for regulatory assets and regulatory liabilities recorded at December 31, 2022 and 2021, as well as additional information on those regulatory assets and liabilities. All regulatory assets are either currently being recovered under specific rate orders, represent amounts that are expected to be recovered in future rates or benefit future periods based upon established regulatory practices.

Price Risk Management *(PPL)*

See "Financial Condition - Risk Management" above.

Goodwill Impairment *(PPL, LG&E and KU)*

Goodwill is tested for impairment at the reporting unit level. The reporting units of PPL include the Kentucky Regulated reporting unit, the Pennsylvania Regulated reporting unit, and the Rhode Island Regulated reporting unit. LG&E and KU are individually single operating and reportable segments and each are single reporting units. A goodwill impairment test is performed annually or more frequently if events or changes in circumstances indicate that the carrying amount of the reporting unit may be greater than the reporting unit's fair value.

Management assigned the assets acquired and liabilities assumed in the RIE acquisition to the Rhode Island Regulated reporting unit. For purposes of goodwill impairment testing, RIE goodwill of $1,586 million was assigned to PPL's reporting units. To determine the amount of the RIE goodwill assigned to PPL's reporting units, management calculated the fair value of the Kentucky Regulated and the Pennsylvania Regulated reporting units with-and-without the expected benefit to those reporting units. The difference in the fair values of the Kentucky Regulated and Pennsylvania Regulated reporting units with-and-without the expected benefit from the acquisition of RIE represents goodwill derived from the acquisition and was assigned to the respective reporting units. The remainder of the RIE goodwill was assigned to the Rhode Island Regulated reporting unit.

The fair value of a reporting unit is compared with the carrying value and an impairment charge is recognized if the carrying amount exceeds the fair value of the reporting unit.

PPL, for its reporting units, and individually LG&E and KU may elect either to initially make a qualitative evaluation about the likelihood of an impairment of goodwill or to bypass the qualitative evaluation and test goodwill for impairment using a quantitative test. See "Long-Lived and Intangible Assets - Asset Impairment (Excluding Investments)" in Note 1 to the Financial Statements for further discussion of goodwill impairment tests. See Note 19 to the Financial Statements for information on goodwill balances by reportable segment at December 31, 2022.

As of October 1, 2022, PPL, for its reporting units, and individually, LG&E and KU, elected to perform quantitative annual goodwill impairment tests. Management used both discounted cash flows and market multiples, which required significant assumptions, to estimate the fair value of reporting units. Significant assumptions used in these approaches included discount and growth rates, projected outcomes of future rate filings, projected operating and capital cash flows, and select market data. Projected operating and capital cash flows are based on the internal business plan, which assumes the occurrence of certain future events.

There were no indicators of impairment for any of the reporting units as the fair value of each of the reporting units significantly exceeded their carrying values.

Asset Retirement Obligations *(LG&E and KU)*

ARO liabilities are required to be recognized for legal obligations associated with the retirement of long-lived assets. Initial obligations are measured at estimated fair value. An ARO must be recognized when incurred if the fair value of the ARO can be reasonably estimated. An equivalent amount is recorded as an increase in the value of the capitalized asset and amortized to expense over the asset's useful life.

In determining AROs, management must make significant judgments and estimates to calculate fair value. Fair value is developed using an expected present value technique based on assumptions of market participants that consider estimated retirement costs in current period dollars, inflated to the anticipated retirement date and discounted back to the date the ARO was incurred. Changes in assumptions and estimates included within the calculations of the fair value of AROs could result in significantly different results than those identified and recorded in the financial statements. Estimated ARO costs and settlement dates, which affect the carrying value of the ARO and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the ARO estimate. Any change to the capitalized asset is generally amortized over the remaining life of the associated long-lived asset.

See "Long-Lived and Intangible Assets - Asset Retirement Obligations" in Note 1, Note 7 and Note 20 to the Financial Statements for additional information on AROs.

At December 31, 2022, the total recorded balances and information on the most significant recorded AROs were as follows.

| | Total ARO Recorded | Most Significant AROs | | |
		Amount Recorded	% of Total	Description
LG&E	$ 86	$ 65	76	Ponds, landfills and natural gas mains
KU	82	55	67	Ponds and landfills

The most significant assumptions surrounding AROs are the forecasted retirement costs (including settlement dates and the timing of cash flows), discount and inflation rates. At December 31, 2022, a 10% increase to retirement cost would increase these ARO liabilities by $7 million at LG&E and $10 million at KU. A 0.25% decrease in the discount rate would increase these ARO liabilities by $5 million at LG&E and $1 million at KU and a 0.25% increase in the inflation rate would increase these ARO liabilities by $4 million at LG&E. There would be no significant change to the annual depreciation expense of the ARO asset or the annual accretion expense of the ARO liability as a result of these changes in assumptions.

Revenue Recognition - Unbilled Revenues *(All Registrants)*

For RIE, LG&E and KU, revenues related to the sale of energy are recorded when service is rendered or when energy is delivered to customers. Because customers are billed on cycles which vary based on the timing of actual meter reads taken throughout the month, estimates are recorded for unbilled revenues at the end of each reporting period. Such unbilled revenue amounts reflect estimates of deliveries to customers since the date of the last reading of their meters. The unbilled revenue estimates reflect consideration of factors including daily load models, estimated usage for each customer class, the effect of current and different rate schedules, the meter read schedule, the billing schedule, actual weather data, and, where applicable, the impact of weather normalization or other regulatory provisions of rate structures.

For PPL Electric, unbilled revenues for a month are calculated by multiplying the actual unbilled volumes by the price per tariff. In the fourth quarter of 2022, PPL Electric estimated deliveries to customers due to a temporary technical system issue. These estimates took into consideration factors similar to those considered by RIE, LG&E and KU discussed above. The technical system issue has been resolved and unbilled revenues are expected to resume being calculated by multiplying the actual unbilled volumes by the price per tariff in the first quarter of 2023.

<u>Other Information</u> *(All Registrants)*

PPL's Audit Committee has approved the independent auditor to provide audit and audit-related services, tax services and other services permitted by Sarbanes-Oxley and SEC rules. The audit and audit-related services include services in connection with statutory and regulatory filings, reviews of offering documents and registration statements, and internal control reviews.

(THIS PAGE LEFT BLANK INTENTIONALLY.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of PPL Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PPL Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities – Impact of Rate Regulation on Various Account Balances and Disclosures – Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

As discussed in Note 1 to the financial statements, the Company owns and operates four cost-based rate-regulated utilities for which rates are set by the Federal Energy Regulatory Commission (FERC), the Kentucky Public Service Commission (KPSC), the Virginia State Corporation Commission (VSCC), the Pennsylvania Public Utility Commission (PAPUC), and the Rhode Island Public Utilities Commission (RIPUC) to enable the regulated utilities to recover the costs of providing electric or gas services, as applicable, and to provide a reasonable return to shareholders. Base rates are generally established based on a future test period. As a result, the financial statements are subject to the accounting for certain types of regulation as prescribed by generally accepted accounting principles and reflect the effects of regulatory actions. Regulatory assets are recognized for the effect of transactions or events where future recovery of underlying costs is probable in regulated customer rates. The effect of such accounting is to defer certain or qualifying costs that would otherwise currently be charged to expense. Regulatory liabilities are recognized for amounts expected to be returned through future regulated customer rates. The accounting for regulatory assets and regulatory liabilities is based on specific ratemaking decisions or precedent for each transaction or event as prescribed by the FERC, KPSC, VSCC, PAPUC, RIPUC, and Rhode Island Division of Public Utilities and Carriers. The accounting for the economics of rate-regulation impacts various account balances, disclosures, including regulated utility plant, regulatory assets and liabilities, operating revenues, depreciation and income taxes. As of December 31, 2022, the Company had a recorded regulatory assets balance of $2,077 million and regulatory liabilities balance of $3,650 million.

The Company's regulated utilities' rates are subject to cost-based rate-setting processes and annual earnings oversight. Rates are established based on an analysis of the costs incurred and the regulated utility's capital structure and must be approved by one or more federal or state regulatory commissions, including the FERC, KPSC, VSCC, PAPUC, RIPUC, and Rhode Island Division of Public Utilities and Carriers. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital, and the timing and amount of assets to be recovered by rates. The FERC, KPSC, VSCC, PAPUC, RIPUC, and Rhode Island Division of Public Utilities and Carriers regulation of rates is premised on the full recovery of prudently incurred costs and an adequate return on capital investments. Current and future regulatory decisions can impact the timing of future utility plant retirements, the rate of return earned on investments, and the timing and amounts of cost recovery. While the Company's utilities have indicated that they expect to recover costs from customers through regulated rates, there is a risk that the FERC, KPSC, VSCC, PAPUC, RIPUC, and Rhode Island Division of Public Utilities and Carriers will not approve full recovery of such costs or approve recovery on a timely basis in future regulatory decisions.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management in continually assessing whether the regulatory assets are probable of future recovery by considering factors, such as changes in the applicable regulatory and political environments, the ability to recover costs through regulated rates, recent rate orders, and the status of any pending legislation. Auditing these judgments required specialized knowledge of accounting for rate regulation and the rate-setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the uncertainty of future decisions by the FERC, KPSC, VSCC, PAPUC, RIPUC, and Rhode Island Division of Public Utilities and Carriers included the following, among others:

- We tested the effectiveness of management's internal controls over evaluating the likelihood of recovery in future rates of costs deferred as regulatory assets. We tested the effectiveness of management's controls over the recognition of amounts as regulated utility plant, regulatory assets or liabilities, operating revenues, depreciation, income taxes, and note disclosures. We tested the effectiveness of management's internal controls over the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We obtained and read relevant regulatory orders issued by the FERC, KPSC, VSCC, PAPUC, RIPUC and Rhode Island Division of Public Utilities and Carriers for the Company's regulated utilities and other public utilities, regulatory statutes, interpretations, procedural memorandums, filings made by intervening parties, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded regulatory asset and liability balances for completeness.

- We inquired of management about regulated utility plant that may be abandoned. We inspected minutes of the Board of Directors, other public information, regulatory orders, and other filings with the commissions to identify any evidence that could indicate utility plant may be abandoned.

- We evaluated the Company's disclosures related to the impacts of rate-regulation, including the balances recorded and regulatory developments, in the financial statements.

Goodwill arising from Acquisition of Rhode Island Energy – Refer to Notes 1, 9 and 19 to the Financial Statements

Critical Audit Matter Description

The Company's balance sheet includes $2,248 million of goodwill as of December 31, 2022, of which $1,586 million was recorded as a result of the acquisition of Rhode Island Energy (the "Acquisition") and assigned to the Company's reporting units.

To determine the amount of goodwill from the Acquisition assigned to each of the Company's reporting units, management calculated the fair value of the Kentucky Regulated and the Pennsylvania Regulated reporting units with-and-without the expected benefit to those reporting units from the Acquisition. The difference in the fair values of the Kentucky Regulated and Pennsylvania Regulated reporting units with-and-without the expected benefit from the Acquisition represents goodwill derived from the Acquisition and was assigned to the respective reporting units. The remainder of the goodwill from the Acquisition was assigned to the Rhode Island Regulated reporting unit.

We identified the assignment of goodwill from the Acquisition to the Company's reporting units as a critical audit matter due to the significant judgments made by management to determine the amount assigned to each reporting unit. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the assignment of goodwill to the Company's reporting units.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the amount of goodwill from the Acquisition assigned to each of the Company's reporting units based on management's fair value calculation included the following, among others:

- We tested the effectiveness of management's internal controls over their assignment of goodwill from the Acquisition to each reporting unit, including those over the determination of the fair value calculated based on a with-and-without expected benefit.

- We evaluated the reasonableness of management's expected benefit by comparing to:

    - Historical results.

    - Internal communications to management and the board of directors.

    - Information included in the Company's press releases as well as in analyst and industry reports for the Company.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the amount of goodwill from the Acquisition assigned to each reporting unit based on management's fair value calculation by:

    - Testing the source information underlying the determination of discount and growth rates.

    - Testing the mathematical accuracy of the calculation.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
February 17, 2023

We have served as the Company's auditor since 2015.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
PPL Corporation and Subsidiaries

(Millions of Dollars, except share data)

	2022	2021	2020
Operating Revenues	$ 7,902	$ 5,783	$ 5,474
Operating Expenses			
Operation			
Fuel	931	710	632
Energy purchases	1,686	752	634
Other operation and maintenance	2,398	1,608	1,420
Depreciation	1,181	1,082	1,022
Taxes, other than income	332	207	180
Total Operating Expenses	6,528	4,359	3,888
Operating Income	1,374	1,424	1,586
Other Income (Expense) - net (Note 16)	54	15	2
Interest Expense	513	918	634
Income from Continuing Operations Before Income Taxes	915	521	954
Income Taxes	201	503	314
Income from Continuing Operations After Income Taxes	714	18	640
Income (Loss) from Discontinued Operations (net of income taxes) (Note 9)	42	(1,498)	829
Net Income (Loss)	$ 756	$ (1,480)	$ 1,469
Earnings Per Share of Common Stock:			
Basic			
Income from Continuing Operations After Income Taxes	$ 0.97	$ 0.03	$ 0.83
Income (Loss) from Discontinued Operations (net of income taxes)	0.06	(1.96)	1.08
Net Income (Loss) Available to PPL Common Shareowners	$ 1.03	$ (1.93)	$ 1.91
Diluted			
Income from Continuing Operations After Income Taxes	$ 0.96	$ 0.03	$ 0.83
Income (Loss) from Discontinued Operations (net of income taxes)	0.06	(1.96)	1.08
Net Income (Loss) Available to PPL Common Shareowners	$ 1.02	$ (1.93)	$ 1.91
Weighted-Average Shares of Common Stock Outstanding (in thousands)			
Basic	736,027	762,902	768,590
Diluted	736,902	764,819	769,384

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
PPL Corporation and Subsidiaries

(Millions of Dollars)

	2022	2021	2020
Net income (loss)	$ **756**	$ (1,480)	$ 1,469
Other comprehensive income (loss):			
Amounts arising during the period - gains (losses), net of tax (expense) benefit:			
Foreign currency translation adjustments, net of tax of $0, ($123), $0	—	372	267
Qualifying derivatives, net of tax of $0, $11, $5	—	(39)	(19)
Equity investees' other comprehensive income (loss), net tax of $0, $0, $0	**2**	—	—
Defined benefit plans:			
Prior service costs, net of tax of $0, $0, $0	**(1)**	—	(1)
Net actuarial gain (loss), net of tax of ($2), $1, $74	**11**	(1)	(341)
Reclassifications from AOCI - (gains) losses, net of tax expense (benefit):			
Qualifying derivatives, net of tax of ($1), ($5), ($8)	**2**	25	24
Defined benefit plans:			
Prior service costs, net of tax of ($1), ($1), ($1)	**2**	2	3
Net actuarial (gain) loss, net of tax of ($7), ($33), ($51)	**17**	126	205
Reclassifications from AOCI due to sale of the U.K. utility business - (gains) losses, net of tax expense (benefit):			
Foreign currency translation adjustments, net of tax of $0, $140, $0	—	786	—
Qualifying derivatives, net of tax of $0, $0, $0	—	15	—
Defined benefit plans:			
Prior service costs, net of tax of $0, ($2), $0	—	8	—
Net actuarial (gain) loss, net of tax of $0, ($798), $0	—	2,769	—
Total other comprehensive income (loss)	**33**	4,063	138
Comprehensive income	$ **789**	$ 2,583	$ 1,607

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31,
PPL Corporation and Subsidiaries
(Millions of Dollars)

	2022	2021	2020
Cash Flows from Operating Activities			
Net income (loss)	$ 756	$ (1,480)	$ 1,469
Loss (income) from discontinued operations (net of income taxes)	(42)	1,498	(829)
Income from continuing operations (net of income taxes)	714	18	640
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,181	1,082	1,022
Amortization	52	39	58
Deferred income taxes and investment tax credits	179	87	169
Loss on sale of Safari Holdings	60	—	—
Impairment of solar panels	—	37	—
Loss on extinguishment of debt	—	395	—
Other	35	20	67
Change in current assets and current liabilities			
Accounts receivable	(176)	(14)	(70)
Accounts payable	358	24	(1)
Unbilled revenues	(197)	(5)	3
Fuel, materials and supplies	(90)	(21)	(9)
Taxes payable	(80)	27	131
Regulatory assets and liabilities, net	(119)	52	(63)
Other	(88)	(41)	124
Other operating activities			
Defined benefit plans - funding	(12)	(53)	(119)
Other assets	(126)	(111)	(59)
Other liabilities	39	8	(21)
Net cash provided by operating activities - continuing operations	1,730	1,544	1,872
Net cash provided by operating activities - discontinued operations	—	726	874
Net cash provided by operating activities	1,730	2,270	2,746
Cash Flows from Investing Activities			
Expenditures for property, plant and equipment	(2,155)	(1,973)	(2,270)
Proceeds from sale of Safari Holdings, net of cash divested	146	—	—
Proceeds from sale of U.K. utility business, net of cash divested	—	10,560	—
Acquisition of Narragansett Electric, net of cash acquired	(3,660)	—	—
Other investing activities	15	(23)	4
Net cash provided by (used in) investing activities - continuing operations	(5,654)	8,564	(2,266)
Net cash provided by (used in) investing activities - discontinued operations	—	(607)	(992)
Net cash provided by (used in) investing activities	(5,654)	7,957	(3,258)
Cash Flows from Financing Activities			
Issuance of long-term debt	850	650	1,848
Retirement of long-term debt	(264)	(4,606)	(975)
Payment of common stock dividends	(787)	(1,279)	(1,275)
Purchase of treasury stock	—	(1,003)	—
Issuance of term loan	—	—	300
Issuance of commercial paper	—	—	73
Retirement of term loan	—	(300)	—
Retirement of commercial paper	—	(73)	—
Net increase (decrease) in short-term debt	916	(726)	(43)
Other financing activities	(6)	(7)	171
Net cash provided by (used in) financing activities - continuing operations	709	(7,344)	99
Net cash provided by (used in) financing activities - discontinued operations	—	(411)	209
Contributions from discontinued operations	—	365	78
Net cash provided by (used in) financing activities	709	(7,390)	386
Effect of Exchange Rates on Cash, Cash Equivalents and Restricted Cash included in Discontinued Operations	—	8	17
Net (Increase) Decrease in Cash, Cash Equivalents and Restricted Cash included in Discontinued Operations	—	284	(108)
Net Increase (Decrease) in Cash, Cash Equivalents and Restricted Cash	(3,215)	3,129	(217)
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	3,572	443	660
Cash, Cash Equivalents and Restricted Cash at End of Period	$ 357	$ 3,572	$ 443
Supplemental Disclosures of Cash Flow Information			
Cash paid (received) during the period for:			
Interest - net of amount capitalized	$ 462	$ 191	$ 586
Income taxes - net	$ 163	$ 284	$ 4
Significant non-cash transactions:			
Accrued expenditures for property, plant and equipment at December 31,	$ 269	$ 245	$ 257

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,
PPL Corporation and Subsidiaries
(Millions of Dollars, shares in thousands)

	2022	2021
Assets		
Current Assets		
Cash and cash equivalents	$ 356	$ 3,571
Accounts receivable (less reserve: 2022, $87; 2021, $65)		
Customer	896	583
Other	150	58
Unbilled revenues (less reserve: 2022, $6; 2021, $2)	552	307
Fuel, materials and supplies	443	322
Prepayments	92	60
Regulatory assets	258	64
Other current assets	77	42
Total Current Assets	2,824	5,007
Property, Plant and Equipment		
Regulated utility plant	36,961	30,477
Less: accumulated depreciation - regulated utility plant	8,352	6,488
Regulated utility plant, net	28,609	23,989
Non-regulated property, plant and equipment	92	266
Less: accumulated depreciation - non-regulated property, plant and equipment	46	41
Non-regulated property, plant and equipment, net	46	225
Construction work in progress	1,583	1,256
Property, Plant and Equipment, net	30,238	25,470
Other Noncurrent Assets		
Regulatory assets	1,819	1,236
Goodwill	2,248	716
Other intangibles	313	343
Other noncurrent assets (less reserve for accounts receivable: 2022, $2; 2021, $2)	395	451
Total Other Noncurrent Assets	4,775	2,746
Total Assets	$ 37,837	$ 33,223

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31,
PPL Corporation and Subsidiaries
(Millions of Dollars, shares in thousands)

	2022	2021
Liabilities and Equity		
Current Liabilities		
Short-term debt	$ 985	$ 69
Long-term debt due within one year	354	474
Accounts payable	1,201	679
Taxes	124	96
Interest	97	81
Dividends	166	305
Regulatory liabilities	238	182
Other current liabilities	624	437
Total Current Liabilities	3,789	2,323
Long-term Debt	12,889	10,666
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes	3,007	3,151
Investment tax credits	117	119
Accrued pension obligations	206	183
Asset retirement obligations	138	157
Regulatory liabilities	3,412	2,422
Other deferred credits and noncurrent liabilities	361	479
Total Deferred Credits and Other Noncurrent Liabilities	7,241	6,511
Commitments and Contingent Liabilities (Notes 7 and 14)		
Equity		
Common stock - $0.01 par value (a)	8	8
Additional paid-in capital	12,317	12,303
Treasury stock	(967)	(1,003)
Earnings reinvested	2,681	2,572
Accumulated other comprehensive loss	(124)	(157)
Total Shareowners' Common Equity	13,915	13,723
Noncontrolling interests	3	—
Total Equity	13,918	13,723
Total Liabilities and Equity	$ 37,837	$ 33,223

(a) 1,560,000 shares authorized; 770,013 shares issued and 736,487 shares outstanding at December 31, 2022. 1,560,000 shares authorized; 769,890 shares issued and 735,112 shares outstanding at December 31, 2021.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF EQUITY
PPL Corporation and Subsidiaries
(Millions of Dollars)

	Common stock shares outstanding (a)	Common stock	Additional paid-in capital	Treasury Stock	Earnings reinvested	Accumulated other comprehensive loss	Noncontrolling interest	Total
December 31, 2019	767,233	$ 8	$12,214	$ —	$ 5,127	$ (4,358)	$ —	$12,991
Common stock issued	1,674		51					51
Stock-based compensation			5					5
Net income (loss)					1,469			1,469
Dividends and dividend equivalents (b)					(1,279)			(1,279)
Other comprehensive income (loss)						138		138
Adoption of financial instrument credit losses guidance cumulative effect adjustment (Note 1)					(2)			(2)
December 31, 2020	768,907	$ 8	$12,270	$ —	$ 5,315	$ (4,220)	$ —	$13,373
Common stock issued	983		29					29
Treasury stock	(34,778)			(1,003)				(1,003)
Stock-based compensation			4					4
Net income (loss)					(1,480)			(1,480)
Dividends and dividend equivalents (b)					(1,263)			(1,263)
Other comprehensive income (loss)						4,063		4,063
December 31, 2021	735,112	$ 8	$12,303	$	$ 2,572	$ (157)	$ —	$13,723
Common stock issued	123		5					5
Treasury stock	1,252			36				36
Stock-based compensation			9					9
Net income (loss)					756			756
Dividends and dividend equivalents (b)					(647)			(647)
Preferred stock (Note 8)							3	3
Other comprehensive income (loss)						33		33
December 31, 2022	736,487	$ 8	$12,317	$ (967)	$ 2,681	$ (124)	$ 3	$13,918

(a) Shares in thousands. Each share entitles the holder to one vote on any question presented at any shareowners' meeting.
(b) Dividends declared per share of common stock at December 31, 2022, 2021 and 2020 were: $0.875, $1.660 and $1.660.

The accompanying Notes to Financial Statements are an integral part of the financial statements.

COMBINED NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

(All Registrants)

General

Capitalized terms and abbreviations appearing in the combined notes to financial statements are defined in the glossary. Dollars are in millions, except per share data, unless otherwise noted. The specific Registrant to which disclosures are applicable is identified in parenthetical headings in italics above the applicable disclosure or within the applicable disclosure for each Registrants' related activities and disclosures. Within combined disclosures, amounts are disclosed for any Registrant when significant.

Business and Consolidation

(PPL)

PPL is a utility holding company that, through its regulated subsidiaries, is primarily engaged in: 1) the generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas, primarily in Kentucky; 2) the transmission, distribution and sale of electricity in Pennsylvania; and 3) the transmission, distribution and sale of electricity and the distribution and sale of natural gas in Rhode Island. Headquartered in Allentown, PA, PPL's principal subsidiaries are LG&E, KU, RIE and PPL Electric. PPL's corporate level financing subsidiary is PPL Capital Funding.

On March 17, 2021, PPL WPD Limited entered into a share purchase agreement to sell PPL's U.K. utility business, which prior to its sale substantially represented PPL's U.K. Regulated segment, to a subsidiary of National Grid plc. The sale was completed on June 14, 2021. The results of operations of the U.K. utility business are classified as Discontinued Operations on PPL's Statements of Income for all periods presented. PPL has elected to separately report the cash flows of continuing and discontinued operations on the Statements of Cash Flows for all periods presented. Unless otherwise noted, the notes to these financial statements exclude amounts related to discontinued operations. See Note 9 for additional information.

On May 25, 2022, PPL Rhode Island Holdings, a wholly owned subsidiary of PPL, acquired 100% of the outstanding shares of common stock of Narragansett Electric from National Grid U.S., a subsidiary of National Grid plc. Narragansett Electric, whose service area covers substantially all of Rhode Island, is primarily engaged in the transmission, distribution and sale of electricity and the distribution and sale of natural gas. The results of Narragansett Electric are included in the consolidated results of PPL from the date of the acquisition. Following the closing of the acquisition, Narragansett Electric provides services doing business under the name Rhode Island Energy (RIE). See Note 9 for additional information.

(PPL and PPL Electric)

PPL Electric's principal business is the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania and the regulated supply of electricity to retail customers in that territory as a PLR.

(PPL, LG&E and KU)

LG&E and KU are engaged in the generation, transmission, distribution and sale of electricity. LG&E also engages in the distribution and sale of natural gas. LG&E and KU maintain their separate identities and serve customers in Kentucky under their respective names. KU also serves customers in Virginia under the Old Dominion Power name.

(All Registrants)

The financial statements of the Registrants include each company's own accounts as well as the accounts of all entities in which the company has a controlling financial interest. Entities for which a controlling financial interest is not demonstrated through voting interests are evaluated based on accounting guidance for Variable Interest Entities (VIEs). The Registrants consolidate a VIE when they are determined to have a controlling interest in the VIE and, as a result, are the primary beneficiary of the entity. Amounts consolidated under the VIE guidance are not material to the Registrants.

All significant intercompany transactions have been eliminated.

The financial statements of PPL, LG&E and KU include their share of any undivided interests in jointly owned facilities, as well as their share of the related operating costs of those facilities. See Note 13 for additional information.

Regulation

(All Registrants)

PPL Electric, RIE, LG&E and KU are cost-based rate-regulated utilities for which rates are set by regulators to enable PPL Electric, RIE, LG&E and KU to recover the costs of providing electric or gas service, as applicable, and to provide a reasonable return to shareholders. Base rates are generally established based on a future test period. As a result, the financial statements are subject to the accounting for certain types of regulation as prescribed by GAAP and reflect the effects of regulatory actions. Regulatory assets are recognized for the effect of transactions or events where future recovery of underlying costs is probable in regulated customer rates. The effect of such accounting is to defer certain or qualifying costs that would otherwise currently be charged to expense. Regulatory liabilities are recognized for amounts expected to be returned through future regulated customer rates. In certain cases, regulatory liabilities are recorded based on an understanding or agreement with the regulator that rates have been set to recover expected future costs, and the regulated entity is accountable for any amounts charged pursuant to such rates and not yet expended for the intended purpose. The accounting for regulatory assets and regulatory liabilities is based on specific ratemaking decisions or precedent for each transaction or event as prescribed by the FERC or the applicable state regulatory commissions. See Note 7 for additional details regarding regulatory matters.

Accounting Records

The system of accounts for regulated entities is maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the applicable state regulatory commissions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Accruals

Potential losses are accrued when (1) information is available that indicates it is "probable" that a loss has been incurred, given the likelihood of uncertain future events and (2) the amount of loss can be reasonably estimated. Accounting guidance defines "probable" as cases in which "the future event or events are likely to occur." The Registrants continuously assess potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events. Loss accruals for environmental remediation are discounted when appropriate.

The accrual of contingencies that might result in gains is not recorded, unless realization is assured.

Earnings Per Share *(PPL)*

EPS is computed using the two-class method, which is an earnings allocation method for computing EPS that treats a participating security as having rights to earnings that would otherwise have been available to common shareowners. Share-based payment awards that provide recipients a non-forfeitable right to dividends or dividend equivalents are considered participating securities.

Price Risk Management

(All Registrants)

Interest rate contracts are used to hedge exposure to changes in the fair value of debt instruments and to hedge exposure to variability in expected cash flows associated with existing floating-rate debt instruments or forecasted fixed-rate issuances of debt. Derivative instruments pursuant to regulator approved plans to manage commodity price risk associated with natural gas purchases to reduce fluctuations in natural gas prices and costs associated with these derivatives instruments are generally recoverable through approved cost recovery mechanism. Similar derivatives may receive different accounting treatment, depending on management's intended use and documentation.

Certain contracts may not meet the definition of a derivative because they lack a notional amount or a net settlement provision. In cases where there is no net settlement provision, markets are periodically assessed to determine whether market mechanisms have evolved to facilitate net settlement. Certain derivative contracts may be excluded from the requirements of derivative accounting treatment because NPNS has been elected. These contracts are accounted for using accrual accounting. Contracts that have been classified as derivative contracts are reflected on the balance sheets at fair value.

Cash inflows and outflows related to derivative instruments are included as a component of operating, investing or financing activities on the Statements of Cash Flows, depending on the classification of the hedged items.

PPL and its subsidiaries have elected not to offset net derivative positions against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

(PPL)

Processes exist that allow for subsequent review and validation of contract information as it relates to interest rate derivatives and commodity gas contracts. The accounting department provides the treasury department with guidelines on appropriate accounting classifications for various contract types and strategies. Examples of accounting guidelines provided to the treasury department staff include, but are not limited to:

• Transactions to lock in an interest rate prior to a debt issuance can be designated as cash flow hedges, to the extent the forecasted debt issuances remain probable of occurring.

• Transactions to hedge fluctuations in the fair value of existing debt can be designated as fair value hedges.

• Derivative transactions that do not qualify for cash flow or net investment hedge treatment are marked to fair value through earnings.

(All Registrants)

Derivative transactions may be marked to fair value through regulatory assets/liabilities at PPL Electric, RIE, LG&E and KU, if approved by the appropriate regulatory body. These transactions generally include the effect of interest rate swaps or commodity gas contracts that are included in customer rates.

(PPL and PPL Electric)

To meet their obligations as last resort providers to their customers, PPL Electric and RIE have entered into certain contracts that meet the definition of a derivative. However, NPNS has been elected for these contracts.

(All Registrants)

See Notes 17 and 18 for additional information on derivatives.

Revenue *(All Registrants)*

Operating revenues are primarily recorded based on energy deliveries through the end of each calendar month. Unbilled retail revenues result because customers' bills are rendered throughout the month, rather than at the end of the month. For RIE, LG&E and KU, unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh or Mcf by the estimated average cents per kWh or Mcf. Any difference between estimated and actual revenues is adjusted the following month when the previous unbilled estimate is reversed and actual billings occur. For PPL Electric, unbilled revenues for a month are calculated by multiplying the actual unbilled volumes by the price per tariff. In the fourth quarter of 2022, PPL Electric estimated deliveries to customers due to a temporary technical system issue. The issue has been resolved and unbilled revenues are expected to resume being calculated by multiplying the actual unbilled volumes by the price per tariff in the first quarter of 2023.

PPL Electric's, RIE's, LG&E's and KU's base rates are determined based on cost of service. Some regulators have also authorized the use of additional alternative revenue programs, which enable PPL Electric, RIE, LG&E and KU to adjust future rates based on past activities or completed events. Revenues from alternative revenue programs are recognized when the specific events permitting future billings have occurred. Revenues from alternative revenue programs are required to be presented separately from revenues from contracts with customers. These amounts are, however, presented as revenues from contracts with customers, with an offsetting adjustment to alternative revenue program revenue, when they are billed to customers in future periods. See Note 3 for additional information.

Financing and Other Receivables

(All Registrants)

Accounts receivable are reported on the Balance Sheets at the gross outstanding amount adjusted for an allowance for doubtful accounts. Financing receivables include accounts receivable, with the exception of those items within accounts receivable that are not subject to the current expected credit loss model.

Financing receivable collectability is evaluated using a current expected credit loss model, consisting of a combination of factors, including past due status based on contractual terms, trends in write-offs and the age of the receivable. Specific events, such as bankruptcies, are also considered when applicable. The Registrants also evaluate the impact of observable external factors on the collectability of the financing receivables to determine if adjustments to the allowance for doubtful accounts should be made based on current conditions or reasonable and supportable forecasts. Adjustments to the allowance for doubtful accounts are made based on the results of these analyses. Accounts receivable are written off in the period in which the receivable is deemed uncollectible.

PPL Electric, RIE, LG&E and KU have identified one class of financing receivables, "accounts receivable - customer", which includes financing receivables for all billed and unbilled sales with customers. All other financing receivables are classified as other.

(PPL and PPL Electric)

Within the credit loss model for the residential customer accounts receivables, customers are disaggregated based on their projected propensity to pay, which is derived from historical trends and the current activity of the individual customer accounts. Conversely, the non-residential customer accounts receivables are not further segmented due to the varying nature of the individual customers, which lack readily identifiable risk characteristics for disaggregation.

(All Registrants)

The changes in the allowance for doubtful accounts are included in the following table. Amounts relate to financing receivables, except as noted.

	Balance at Beginning of Period		Additions Charged to Income		Deductions (b)		Balance at End of Period	
PPL								
2022	$	69	$	78	$	52	$	95 (d)
2021		73		26		30		69 (d)
2020 (a)		58 (a)		28		13		73 (d)
PPL Electric								
2022	$	35	$	27	$	29	$	33 (c)
2021		41		13		19		35 (c)
2020		30 (a)		19		8		41 (c)
LG&E								
2022	$	3	$	6	$	5	$	4
2021		3		4		4		3
2020		1		4		2		3
KU								
2022	$	3	$	6	$	6	$	3
2021		2		8		7		3
2020		1		4		3		2

(a) Adjusted for $2 million cumulative-effect adjustment upon adoption of current expected credit loss guidance.
(b) Primarily related to uncollectible accounts written off.
(c) Includes $3 million related to other accounts receivables at December 31, 2022, 2021 and 2020.
(d) Includes $36 million, $32 million and $30 million related to other accounts receivables at December 31, 2022, 2021 and 2020.

Cash

(All Registrants)

Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

(PPL)

Restricted Cash and Cash Equivalents

Bank deposits and other cash equivalents that are restricted by agreement or that have been clearly designated for a specific purpose are classified as restricted cash and cash equivalents. On the Balance Sheets, the current portion of restricted cash and cash equivalents is included in "Other current assets," while the noncurrent portion is included in "Other noncurrent assets." See

Note 17 for a reconciliation of Cash, Cash Equivalents and Restricted Cash reported within the Balance Sheets to the amounts shown on the Statements of Cash Flows.

(All Registrants)

Fair Value Measurements

The Registrants value certain financial and nonfinancial assets and liabilities at fair value. Generally, the most significant fair value measurements relate to price risk management assets and liabilities, investments in securities in defined benefit plans, and cash and cash equivalents. PPL and its subsidiaries use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models) and/or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

The Registrants classify fair value measurements within one of three levels in the fair value hierarchy. The level assigned to a fair value measurement is based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are as follows:

- **Level 1** - quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- **Level 2** - inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for substantially the full term of the asset or liability.

- **Level 3** - unobservable inputs that management believes are predicated on the assumptions market participants would use to measure the asset or liability at fair value.

Assessing the significance of a particular input requires judgment that considers factors specific to the asset or liability. As such, the Registrants' assessment of the significance of a particular input may affect how the assets and liabilities are classified within the fair value hierarchy.

Investments

Generally, the original maturity date of an investment and management's intent and ability to sell an investment prior to its original maturity determine the classification of investments as either short-term or long-term. Investments that would otherwise be classified as short-term, but are restricted as to withdrawal or use for other than current operations or are clearly designated for expenditure in the acquisition or construction of noncurrent assets or for the liquidation of long-term debts, are classified as long-term.

Investments in entities in which a company has the ability to exercise significant influence but does not have a controlling financial interest are accounted for under the equity method. All other investments are carried at cost or fair value. These investments are included in "Other noncurrent assets" on the Balance Sheets. Earnings from these investments are recorded in "Other Income (Expense) - net" on the Statements of Income.

Short-term investments generally include certain deposits as well as securities that are considered highly liquid or provide for periodic reset of interest rates. Investments with original maturities greater than three months and less than a year, as well as investments with original maturities of greater than a year that management has the ability and intent to sell within a year, are included in "Other current assets" on the Balance Sheets.

66

Long-Lived and Intangible Assets

Property, Plant and Equipment

(All Registrants)

PP&E is recorded at original cost, unless impaired. If impaired, the asset is written down to fair value at that time, which becomes the new cost basis of the asset. PP&E acquired in business combinations is recorded at fair value at the time of acquisition. Original cost for constructed assets includes material, labor, contractor costs, certain overheads and financing costs, where applicable. Included in PP&E are capitalized costs of software projects that were developed or obtained for internal use. The cost of repairs and minor replacements are charged to expense as incurred. The Registrants record costs associated with planned major maintenance projects in the period in which work is performed and costs are incurred.

AFUDC is capitalized at PPL Electric and RIE as part of the construction costs for cost-based rate-regulated projects for which a return on such costs is recovered after the project is placed in service. The debt component of AFUDC is credited to "Interest Expense" and the equity component is credited to "Other Income (Expense) - net" on the Statements of Income. AFUDC capitalized at LG&E and KU is generally not significant because a return is provided on construction work in progress.

(PPL and PPL Electric)

RIE and PPL Electric capitalize interest costs as part of construction costs. Capitalized interest, including the debt component of AFUDC, for the years ended December 31 is as follows:

	2022	2021	2020
PPL	$ 7	$ 6	$ 7
PPL Electric	5	6	7

Depreciation *(All Registrants)*

Depreciation is recorded over the estimated useful lives of property using various methods including the straight-line, composite and group methods. When a component of PP&E that was depreciated under the composite or group method is retired, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit that was depreciated under the composite or group method is retired or sold, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators. RIE, LG&E and KU accrue costs of removal net of estimated salvage value through depreciation, which is included in the calculation of customer rates over the assets' depreciable lives in accordance with regulatory practices. Cost of removal amounts accrued through depreciation rates are accumulated as a regulatory liability until the removal costs are incurred. For LG&E and KU, all ARO depreciation expenses are reclassified to a regulatory asset or regulatory liability. See "Asset Retirement Obligations" below and Note 7 for additional information. PPL Electric records net costs of removal when incurred as a regulatory asset. The regulatory asset is subsequently amortized through depreciation over a five-year period, which is recoverable in customer rates in accordance with regulatory practices.

Following are the weighted-average annual rates of depreciation, for regulated utility plant, for the years ended December 31:

	2022	2021	2020
PPL	3.21 %	3.61 %	3.53 %
PPL Electric	2.75 %	3.05 %	2.99 %
LG&E	4.16 %	3.99 %	4.00 %
KU	4.01 %	4.17 %	4.00 %

<u>Goodwill and Other Intangible Assets</u> (*All Registrants*)

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable net assets acquired in a business combination.

Other acquired intangible assets are initially measured based on their fair value. Intangibles that have finite useful lives are amortized over their useful lives based upon the pattern in which the economic benefits of the intangible assets are consumed or otherwise used. Costs incurred to obtain an initial license and renew or extend terms of licenses are capitalized as intangible assets.

When determining the useful life of an intangible asset, including intangible assets that are renewed or extended, PPL and its subsidiaries consider:

- the expected use of the asset;
- the expected useful life of other assets to which the useful life of the intangible asset may relate;
- legal, regulatory, or contractual provisions that may limit the useful life;
- the company's historical experience as evidence of its ability to support renewal or extension;
- the effects of obsolescence, demand, competition, and other economic factors; and,
- the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

<u>Asset Impairment (Excluding Investments)</u>

(All Registrants)

The Registrants review long-lived assets that are subject to depreciation or amortization, including finite-lived intangibles, for impairment when events or circumstances indicate carrying amounts may not be recoverable.

A long-lived asset classified as held and used is impaired when the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If impaired, the asset's carrying value is written down to its fair value.

A long-lived asset classified as held for sale is impaired when the carrying amount of the asset (disposal group) exceeds its fair value less cost to sell. If impaired, the asset's (disposal group's) carrying value is written down to its fair value less cost to sell.

PPL, LG&E and KU review goodwill for impairment at the reporting unit level annually or more frequently when events or circumstances indicate that the carrying amount of a reporting unit may be greater than the unit's fair value. Additionally, goodwill must be tested for impairment in circumstances when a portion of goodwill has been allocated to a business to be disposed. PPL's, LG&E's and KU's reporting units are primarily at the operating segment level.

Goodwill recognized upon the acquisition of Narragansett Electric was assigned for impairment testing by PPL to its reporting units expected to benefit from the acquisition, which were the Rhode Island Regulated reporting unit, the Pennsylvania Regulated reporting unit and the Kentucky Regulated reporting unit. See Note 9 for additional information regarding the acquisition.

PPL, for its reporting units, and individually LG&E and KU may elect either to initially make a qualitative evaluation about the likelihood of an impairment of goodwill or to bypass the qualitative evaluation and test goodwill for impairment using a quantitative test. If the qualitative evaluation (referred to as step zero) is elected and the assessment results in a determination that it is not more likely than not that the fair value of a reporting unit is less than the carrying amount, the quantitative impairment test is not necessary. However, the quantitative impairment test is required if management concludes it is more likely than not that the fair value of a reporting unit is less than the carrying amount based on the step zero assessment. If the carrying amount of the reporting unit, including goodwill, exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of October 1, 2022, PPL, for its reporting units, and individually, LG&E and KU, elected to perform quantitative annual goodwill impairment tests. There were no indicators of impairment for any of the reporting units as the fair value of each of the reporting units significantly exceeded their carrying values.

(*PPL, LG&E and KU*)

Asset Retirement Obligations

PPL and its subsidiaries record liabilities to reflect various legal obligations associated with the retirement of long-lived assets. Initially, this obligation is measured at fair value and offset with an increase in the value of the capitalized asset, which is depreciated over the asset's useful life. Until the obligation is settled, the liability is increased through the recognition of accretion expense classified within "Other operation and maintenance" on the Statements of Income to reflect changes in the obligation due to the passage of time. For LG&E and KU, all ARO accretion and depreciation expenses are reclassified as a regulatory asset or regulatory liability. ARO regulatory assets associated with certain CCR projects are amortized to expense in accordance with regulatory approvals. For other AROs, deferred accretion and depreciation expense is recovered through cost of removal.

Estimated ARO costs and settlement dates, which affect the carrying value of the ARO and the related capitalized asset, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the ARO. Any change to the capitalized asset, positive or negative, is generally amortized over the remaining life of the associated long-lived asset. See Note 7 and Note 20 for additional information on AROs.

Compensation and Benefits

Defined Benefits *(All Registrants)*

Certain PPL subsidiaries sponsor various defined benefit pension and other postretirement plans. An asset or liability is recorded to recognize the funded status of all defined benefit plans with an offsetting entry to AOCI or, for LG&E, KU, RIE and PPL Electric, to regulatory assets or liabilities. Consequently, the funded status of all defined benefit plans is fully recognized on the Balance Sheets.

The expected return on plan assets is determined based on a market-related value of plan assets, which is calculated by rolling forward the prior year market-related value with contributions, disbursements and long-term expected return on investments. One-fifth of the difference between the actual value and the expected value is added (or subtracted if negative) to the expected value to determine the new market-related value.

PPL uses an accelerated amortization method for the recognition of gains and losses for its defined benefit pension plans. Under the accelerated method, actuarial gains and losses in excess of 30% of the plan's projected benefit obligation are amortized on a straight-line basis over one-half of the required amortization period. Actuarial gains and losses in excess of 10% of the greater of the plan's projected benefit obligation or the market-related value of plan assets and less than 30% of the plan's projected benefit obligation are amortized on a straight-line basis over the full required amortization period.

See Note 7 for a discussion of the regulatory treatment of defined benefit costs and Note 12 for a discussion of defined benefits.

Stock-Based Compensation *(PPL and PPL Electric)*

PPL has several stock-based compensation plans for purposes of granting stock options, restricted stock, restricted stock units and performance units to certain employees as well as stock units and restricted stock units to directors. PPL grants most stock-based compensation awards in the first quarter of each year. PPL and its subsidiaries recognize compensation expense for stock-based compensation awards based on the fair value method. Forfeitures of awards are recognized when they occur. See Note 11 for a discussion of stock-based compensation. All awards are recorded as equity or a liability on the Balance Sheets. Stock-based compensation expense is primarily included in "Other operation and maintenance" on the Statements of Income.

Taxes

<u>Income Taxes</u>

(All Registrants)

PPL and its domestic subsidiaries file a consolidated U.S. federal income tax return.

Significant management judgment is required in developing the Registrants' provision for income taxes, primarily due to the uncertainty related to tax positions taken or expected to be taken on tax returns and valuation allowances on deferred tax assets.

The Registrants use a two-step process to evaluate tax positions. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50% chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in its financial statements the benefit of a tax position that meets the more-likely-than-not recognition criterion. The benefit recognized is measured at the largest amount of benefit that has a likelihood of realization upon settlement that exceeds 50%. Unrecognized tax benefits are classified as current to the extent management expects to settle the uncertain tax position by payment or receipt of cash within one year of the reporting date. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact the financial statements of the Registrants in future periods. At December 31, 2022, no significant changes in unrecognized tax benefits were projected over the next 12 months.

Deferred income taxes reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes, as well as the tax effects of net operating losses and tax credit carryforwards.

The Registrants record valuation allowances to reduce deferred income tax assets to the amounts that are more-likely-than-not to be realized. The need for valuation allowances requires significant management judgment. If the Registrants determine that they are able to realize deferred tax assets in the future in excess of recorded net deferred tax assets, adjustments to the valuation allowances increase income by reducing tax expense in the period that such determination is made. Likewise, if the Registrants determine that they are not able to realize all or part of net deferred tax assets in the future, adjustments to the valuation allowances would decrease income by increasing tax expense in the period that such determination is made. The amount of deferred tax assets ultimately realized may differ materially from the estimates utilized in the computation of valuation allowances and may materially impact the financial statements in the future.

The Registrants defer investment tax credits when the credits are generated and amortize the deferred amounts over the average lives of the related assets.

The Registrants recognize tax-related interest and penalties in "Income Taxes" on their Statements of Income.

The Registrants use the portfolio approach method of accounting for deferred taxes related to pre-tax OCI transactions. The portfolio approach involves a strict period-by-period cumulative incremental allocation of income taxes to the change in income and losses reflected in OCI. Under this approach, the net cumulative tax effect is ignored. The net change in unrealized gains and losses recorded in AOCI under this approach would be eliminated only on the date the investment portfolio is classified as held for sale or is liquidated.

See Note 6 to the Financial Statements for income tax disclosures.

The provision for the Registrants' deferred income taxes related to regulatory assets and liabilities is based upon the ratemaking principles reflected in rates established by relevant regulators. The difference in the provision for deferred income taxes for regulatory assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included on the Balance Sheets in noncurrent "Regulatory assets" or "Regulatory liabilities."

(PPL Electric, LG&E and KU)

The income tax provision for PPL Electric, LG&E and KU is calculated in accordance with an intercompany tax sharing agreement, which provides that taxable income be calculated as if PPL Electric, LG&E, KU and any domestic subsidiaries each filed a separate return. Tax benefits are not shared between companies. The entity that generates a tax benefit is the entity that is entitled to the tax benefit. The effect of PPL filing a consolidated tax return is taken into account in the settlement of current taxes and the recognition of deferred taxes.

At December 31, the following intercompany tax receivables (payables) were recorded:

	2022	2021
PPL Electric	$ 2	$ (4)
LG&E	(6)	4
KU	4	1

Taxes, Other Than Income *(All Registrants)*

The Registrants present sales taxes in "Other current liabilities" on the Balance Sheets. These taxes are not reflected on the Statements of Income. See Note 6 for details of taxes included in "Taxes, other than income" on the Statements of Income.

Other

(All Registrants)

Leases

The Registrants determine whether contractual arrangements contain a lease by evaluating whether those arrangements either implicitly or explicitly identify an asset, whether the Registrants have the right to obtain substantially all of the economic benefits from use of the asset throughout the term of the arrangement, and whether the Registrants have the right to direct the use of the asset. Renewal options are included in the lease term if it is reasonably certain the Registrants will exercise those options. Periods for which the Registrants are reasonably certain not to exercise termination options are also included in the lease term. The Registrants have certain agreements with lease and non-lease components, such as office space leases, which are generally accounted for separately.

Short-term leases are leases with a term that is 12 months or less and do not include a purchase option or option to extend the initial term of the lease to greater than 12 months that the Registrants are reasonably certain to exercise. The Registrants have made an accounting policy election to not recognize the right-of-use asset and the lease liability arising from leases classified as short-term.

The discount rate for a lease is the rate implicit in the lease unless that rate cannot be readily determined. In that case, the Registrants are required to use their incremental borrowing rate, which is the rate the Registrants would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment.

The Registrants receive secured borrowing rates from financial institutions based on their applicable credit profiles. The Registrants use the secured rate which corresponds with the term of the applicable lease. See Note 10 for additional information.

Fuel, Materials and Supplies

Fuel, natural gas stored underground and materials and supplies are valued using the average cost method. Fuel costs for electricity generation are charged to expense as used. For RIE, natural gas supply costs are charged to expense when delivered to customers. For LG&E, natural gas supply costs are charged to expense as delivered to the distribution system. See Note 7 for further discussion of the fuel adjustment clauses and gas supply clause.

"Fuel, materials and supplies" on the Balance Sheets consisted of the following at December 31:

	2022			
	PPL	PPL Electric	LG&E	KU
Fuel	$ 125	$ —	$ 44	$ 81
Natural gas stored underground	91	—	68	—
Materials and supplies	227	69	54	86
Total	$ 443	$ 69	$ 166	$ 167

	2021			
	PPL	PPL Electric	LG&E	KU
Fuel	$ 90	$ —	$ 32	$ 58
Natural gas stored underground	54	—	54	—
Materials and supplies	178	61	51	66
Total	$ 322	$ 61	$ 137	$ 124

(PPL)

Renewable Energy Standard Obligation

Purchased Renewable Energy Certificates (RECs) are stated at cost and are used to measure compliance with state renewable energy standards. RECs support new renewable generation standards and are held primarily to be utilized in fulfillment of RIE's compliance obligations.

(All Registrants)

Guarantees

Generally, the initial measurement of a guarantee liability is the fair value of the guarantee at its inception. However, there are certain guarantees excluded from the scope of accounting guidance and other guarantees that are not subject to the initial recognition and measurement provisions of accounting guidance that only require disclosure. See Note 14 for further discussion of recorded and unrecorded guarantees.

(PPL)

Treasury Stock

PPL generally restores all shares of common stock acquired to authorized but unissued shares of common stock upon or soon after acquisition. In connection with its share repurchases in 2021, PPL has not yet returned these shares to authorized but unissued shares; it intends to retain some portion of these shares as Treasury stock to use in connection with certain compensation plans.

2. Segment and Related Information

(PPL)

PPL is organized into three segments: Kentucky Regulated, Pennsylvania Regulated, and Rhode Island Regulated. PPL's segments are segmented by geographic location.

The Kentucky Regulated segment consists primarily of LG&E's and KU's regulated electricity generation, transmission and distribution operations, as well as LG&E's regulated distribution and sale of natural gas. In addition, the Kentucky Regulated segment includes certain financing and other costs at LKE.

The Pennsylvania Regulated segment includes the regulated electricity transmission and distribution operations of PPL Electric.

The Rhode Island Regulated segment includes the regulated electricity transmission and distribution and natural gas distribution operations of RIE, which was acquired on May 25, 2022.

"Corporate and Other" primarily includes financing and other costs incurred at the corporate level that have not been allocated or assigned to the segments, as well as certain non-recoverable costs resulting from commitments made to the Rhode Island Division of Public Utilities and Carriers and the Attorney General of the State of Rhode Island in conjunction with the acquisition of Narragansett Electric.

As a result of the June 14, 2021 sale of the U.K. utility business, PPL determined segment information for the U.K. Regulated segment would no longer be provided beginning with the March 31, 2021 Form 10-Q. See Note 9 for additional information.

Income Statement data for the segments and reconciliation to PPL's consolidated results for the years ended December 31 are as follows:

		2022		2021		2020
Operating Revenues from external customers (a)						
Kentucky Regulated	$	3,811	$	3,348	$	3,106
Pennsylvania Regulated		3,030		2,402		2,330
Rhode Island Regulated		1,038		—		—
Corporate and Other		23		33		38
Total	$	7,902	$	5,783	$	5,474
Depreciation						
Kentucky Regulated	$	685	$	647	$	606
Pennsylvania Regulated		393		424		403
Rhode Island Regulated		92		—		—
Corporate and Other		11		11		13
Total	$	1,181	$	1,082	$	1,022
Amortization (b)						
Kentucky Regulated	$	23	$	15	$	19
Pennsylvania Regulated		22		19		26
Rhode Island Regulated		2		—		—
Corporate and Other		5		5		13
Total	$	52	$	39	$	58
Interest Expense (c)						
Kentucky Regulated	$	262	$	249	$	300
Pennsylvania Regulated		171		162		172
Rhode Island Regulated		39		—		—
Corporate and Other (d)		41		507		162
Total	$	513	$	918	$	634

		2022		2021		2020
Income Before Income Taxes						
Kentucky Regulated	$	621	$	562	$	516
Pennsylvania Regulated		699		599		664
Rhode Island Regulated		(58)		—		—
Corporate and Other		(347)		(640)		(226)
Total	$	915	$	521	$	954
Income Taxes (e)						
Kentucky Regulated	$	114	$	94	$	98
Pennsylvania Regulated		174		154		167
Rhode Island Regulated		(14)		—		—
Corporate and Other		(73)		255		49
Total	$	201	$	503	$	314
Deferred income taxes and investment tax credits (f)						
Kentucky Regulated	$	6	$	272	$	64
Pennsylvania Regulated		91		79		82
Rhode Island Regulated		39		—		—
Corporate and Other		43		(264)		23
Total	$	179	$	87	$	169
Net Income						
Kentucky Regulated	$	507	$	468	$	418
Pennsylvania Regulated		525		445		497
Rhode Island Regulated		(44)		—		—
Corporate and Other (d)		(274)		(895)		(275)
Discontinued Operations		42		(1,498)		829
Total	$	756	$	(1,480)	$	1,469

(a) See Note 1 and Note 3 for additional information on Operating Revenues.

(b) Represents non-cash expense items that include amortization of operating lease right-of-use assets, regulatory assets and liabilities, debt discounts and premiums and debt issuance costs.

(c) Beginning in 2021, corporate level financing costs are no longer allocated to the reportable segments and are being reported in Corporate and Other. For the year ended December 31, 2020, corporate level financing costs of $32 million, net of $8 million of income taxes, were allocated to the Kentucky Regulated segment. For the year ended December 31, 2020, an immaterial amount of financing costs was allocated to the Pennsylvania Regulated segment.

(d) 2021 includes losses from the extinguishment of PPL Capital Funding debt. See Note 8 for additional information.

(e) Represents both current and deferred income taxes, including investment tax credits.

(f) Represents a non-cash expense item that is also included in "Income Taxes."

Cash Flow data for the segments and reconciliation to PPL's consolidated results for the years ended December 31 are as follows:

		2022		2021		2020
Expenditures for long-lived assets						
Kentucky Regulated	$	917	$	1,026	$	966
Pennsylvania Regulated		889		904		1,154
Rhode Island Regulated		268		—		—
Corporate and Other		84		49		158
Total	$	2,158	$	1,979	$	2,278

The following provides Balance Sheet data for the segments and reconciliation to PPL's consolidated results as of:

		As of December 31,		
		2022		**2021**
Total Assets				
Kentucky Regulated	$	16,904	$	16,360
Pennsylvania Regulated		13,565		13,336
Rhode Island Regulated		6,081		—
Corporate and Other (a)		1,287		3,527
Total	$	37,837	$	33,223

(a)   Primarily consists of unallocated items, including cash, PP&E, goodwill, and the elimination of inter-segment transactions.

Beginning on January 1, 2023, the Kentucky Regulated segment will consist primarily of the regulated electricity generation, transmission and distribution operations conducted by LG&E and KU, as well as LG&E's regulated distribution and sale of natural gas. Prior to January 1, 2023, the Kentucky Regulated segment also included the financing activities of LKE. The financing activity of LKE will be presented in Corporate and Other beginning on January 1, 2023. As a result of this change, beginning on January 1, 2023, PPL's segments will consist of the regulated operations of Kentucky, Pennsylvania and Rhode Island and will exclude any incremental financing activities of holding companies, which Management believes is a more meaningful presentation as it provides information on the core regulated operations of PPL.

(PPL Electric, LG&E and KU)

PPL Electric has two operating segments, distribution and transmission, which are aggregated into a single reportable segment. LG&E and KU are individually single operating and reportable segments.

3. Revenue from Contracts with Customers

(All Registrants)

The following is a description of the principal activities from which the Registrants and PPL's segments generate their revenues.

(PPL and PPL Electric)

Pennsylvania Regulated Segment Revenue

The Pennsylvania Regulated segment generates substantially all of its revenues from contracts with customers from PPL Electric's tariff-based distribution and transmission of electricity.

Distribution Revenue

PPL Electric provides distribution services to residential, commercial, industrial, municipal and governmental end users of energy. PPL Electric satisfies its performance obligation to its distribution customers and revenue is recognized over-time as electricity is delivered and simultaneously consumed by the customer. The amount of revenue recognized is the volume of electricity delivered during the period multiplied by the price per tariff, plus a monthly fixed charge. This method of recognition fairly presents PPL Electric's transfer of electric service to the customer as the calculation is based on volumes delivered, and the price per tariff and the monthly fixed charge are set by the PAPUC. Customers are typically billed monthly and outstanding amounts are normally due within 21 days of the date of the bill.

Distribution customers are "at will" customers of PPL Electric with no term contract and no minimum purchase commitment. Performance obligations are limited to the service requested and received to date. Accordingly, there is no unsatisfied performance obligation associated with PPL Electric's retail account contracts.

Certain customers have the option to obtain electricity or natural gas from other suppliers. In those circumstances, revenue is only recognized for providing delivery of the commodity to the customer.

Transmission Revenue

PPL Electric generates transmission revenues from a FERC-approved PJM Open Access Transmission Tariff. An annual revenue requirement for PPL Electric to provide transmission services is calculated using a formula-based rate. This revenue requirement is converted into a daily rate (dollars per day). PPL Electric satisfies its performance obligation to provide transmission services and revenue is recognized over-time as transmission services are provided and consumed. This method of recognition fairly presents PPL Electric's transfer of transmission services as the daily rate is set by a FERC approved formula-based rate. PJM remits payment on a weekly basis.

PPL Electric's agreement to provide transmission services contains no minimum purchase commitment. The performance obligation is limited to the service requested and received to date. Accordingly, PPL Electric has no unsatisfied performance obligations.

(PPL)

Rhode Island Regulated Segment Revenues

The Rhode Island Regulated segment generates substantially all of its revenues from contracts with customers from RIE's regulated tariff-based transmission and distribution of electricity and regulated tariff-based distribution of natural gas.

Distribution Revenue

Distribution revenues are primarily from the sale of electricity, natural gas, and related services to retail customers. Distribution sales are regulated by the RIPUC, which is responsible for approving the rates and other terms of services as part of the rate making process. Natural gas and electric distribution revenues are derived from the regulated sale and distribution of electricity and natural gas to residential, commercial, and industrial customers within RIE's service territory under the tariff rates. The performance obligation related to distribution sales is to provide electricity and natural gas to customers on demand. The performance obligation is satisfied over time because the customer simultaneously receives and consumes the electricity or natural gas as services are provided. RIE records revenues related to the distribution sales based upon the approved tariff rate and the volume delivered to the customers, which corresponds with the amount RIE has the right to invoice.

Distribution revenue also includes estimated unbilled amounts, which represent the estimated amounts due from retail customers as a result of customer's bills rendered throughout the month, rather than bills being rendered at the end of the month. Unbilled revenues are determined based on estimated unbilled sales volumes and then applying tariff rates to those volumes. Any difference between estimated and actual revenues is adjusted the following month when the previous unbilled estimate is reversed and actual billings occur. This method of recognition fairly presents RIE's transfer of electricity and natural gas to the customer as the amount recognized is based on actual and estimated volumes delivered and the tariff rate per unit of energy and any applicable fixed charges or regulatory mechanisms as approved by the respective regulatory body.

Certain customers have the option to obtain electricity or natural gas from other suppliers. In those circumstances, revenue is only recognized for providing delivery of the commodity to the customer.

Transmission Revenue

RIE's transmission services are regulated by the FERC and coordinated with ISO – New England (ISO-NE). Additionally, RIE makes available its transmission facilities to NEP, for operation and control pursuant to an integrated facilities agreement, Service Agreement No. 23 (Integrated Facilities Agreement or IFA). As of December 31, 2022 these integrated facilities agreements have concluded as RIE is a transmission operator. These revenues arise under tariff/rate agreements and are collected primarily from RIE's distribution customers. The revenue is recognized over-time as transmission services are provided and consumed. This method of recognition fairly presents RIE's transfer of transmission services as the daily rate is set by a FERC-approved formula-based rate.

(PPL, LG&E and KU)

Kentucky Regulated Segment Revenue

The Kentucky Regulated Segment generates substantially all of its revenues from contracts with customers from LG&E's and KU's regulated tariff-based sales of electricity and LG&E's regulated tariff-based sales of natural gas.

LG&E and KU are engaged in the generation, transmission, distribution and sale of electricity in Kentucky and, in KU's case, Virginia. LG&E also engages in the distribution and sale of natural gas in Kentucky. Revenue from these activities is generated from tariffs approved by applicable regulatory authorities including the FERC, KPSC and VSCC. LG&E and KU satisfy their performance obligations upon LG&E's and KU's delivery of electricity and LG&E's delivery of natural gas to customers. This revenue is recognized over-time as the customer simultaneously receives and consumes the benefits provided by LG&E and KU. The amount of revenue recognized is the billed volume of electricity or natural gas delivered multiplied by a tariff rate per-unit of energy, plus any applicable fixed charges or additional regulatory mechanisms. Customers are billed monthly and outstanding amounts are typically due within 22 days of the date of the bill. Additionally, unbilled revenues are recognized as a result of customers' bills rendered throughout the month, rather than bills being rendered at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh or Mcf delivered but not yet billed by the estimated average cents per kWh or Mcf. Any difference between estimated and actual revenues is adjusted the following month when the previous unbilled estimate is reversed and actual billings occur. This method of recognition fairly presents LG&E's and KU's transfer of electricity and LG&E's transfer of natural gas to the customer as the amount recognized is based on actual and estimated volumes delivered and the tariff rate per-unit of energy and any applicable fixed charges or regulatory mechanisms as set by the respective regulatory body.

LG&E's and KU's customers generally have no minimum purchase commitment. Performance obligations are limited to the service requested and received to date. Accordingly, there is no unsatisfied performance obligation associated with these customers.

(All Registrants)

The following table reconciles "Operating Revenues" included in each Registrant's Statement of Income with revenues generated from contracts with customers for the years ended December 31:

| | 2022 | | | |
	PPL	**PPL Electric**	**LG&E**	**KU**
Operating Revenues (a)	$ 7,902	$ 3,030	$ 1,798	$ 2,074
Revenues derived from:				
Alternative revenue programs (b)	(92)	(56)	9	5
Other (c)	(24)	(14)	(6)	(4)
Revenues from Contracts with Customers	$ 7,786	$ 2,960	$ 1,801	$ 2,075

	2021			
	PPL	PPL Electric	LG&E	KU
Operating Revenues (a)	$ 5,783	$ 2,402	$ 1,569	$ 1,826
Revenues derived from:				
Alternative revenue programs (b)	77	83	(3)	(3)
Other (c)	(22)	(3)	(8)	(9)
Revenues from Contracts with Customers	$ 5,838	$ 2,482	$ 1,558	$ 1,814

	2020			
	PPL	PPL Electric	LG&E	KU
Operating Revenues (a)	$ 5,474	$ 2,331	$ 1,456	$ 1,690
Revenues derived from:				
Alternative revenue programs (b)	(24)	(12)	(8)	(4)
Other (c)	(21)	(3)	(7)	(10)
Revenues from Contracts with Customers	$ 5,429	$ 2,316	$ 1,441	$ 1,676

(a) PPL includes $1,038 million for the twelve months ended December 31, 2022 of revenues from external customers reported by the Rhode Island Regulated segment. PPL Electric represents revenues from external customers reported by the Pennsylvania Regulated segment and LG&E and KU, net of intercompany power sales and transmission revenues, represent revenues from external customers reported by the Kentucky Regulated segment. See Note 2 for additional information.

(b) This line item shows the over/under collection of rate mechanisms deemed alternative revenue programs with over-collections of revenue shown as positive amounts in the table above and under collections as negative amounts. For PPL Electric, revenue in 2022 includes $74 million related to the amortization of the regulatory liability primarily recorded in 2021 for a reduction in the transmission formula rate return on equity that is reflected in rates in 2022. Revenue in 2021 was reduced by $78 million for a reduction in the transmission formula rate return on equity. See Note 7 for additional information.

(c) Represents additional revenues outside the scope of revenues from contracts with customers such as leases and other miscellaneous revenues.

The following table shows revenues from contracts with customers disaggregated by customer class for the years ended December 31:

	Residential	Commercial	Industrial	Other (a)	Wholesale - municipality	Wholesale - other (b)	Transmission	Revenues from Contracts with Customers
PPL								
2022								
PA Regulated	$ 1,647	$ 491	$ 85	$ 54	$ —	$ —	$ 683	$ 2,960
RI Regulated	299	101	9	478	—	—	101	988
KY Regulated	1,637	1,068	662	323	28	97	—	3,815
Corp and Other	—	—	—	23	—	—	—	23
Total PPL	$ 3,583	$ 1,660	$ 756	$ 878	$ 28	$ 97	$ 784	$ 7,786
2021								
PA Regulated	$ 1,299	$ 350	$ 53	$ 50	$ —	$ —	$ 730	$ 2,482
RI Regulated	—	—	—	—	—	—	—	—
KY Regulated	1,416	928	586	305	24	66	—	3,325
Corp and Other	—	—	—	31	—	—	—	31
Total PPL	$ 2,715	$ 1,278	$ 639	$ 386	$ 24	$ 66	$ 730	$ 5,838

	Residential	Commercial	Industrial	Other (a)	Wholesale - municipality	Wholesale - other (b)	Transmission	Revenues from Contracts with Customers
2020								
PA Regulated	$ 1,238	$ 314	$ 44	$ 50	$ —	$ —	$ 670	$ 2,316
RI Regulated	—	—	—	—	—	—	—	—
KY Regulated	1,347	871	538	261	20	40	—	3,077
Corp and Other	—	—	—	36	—	—	—	36
Total PPL	$ 2,585	$ 1,185	$ 582	$ 347	$ 20	$ 40	$ 670	$ 5,429
PPL Electric								
2022	$ 1,647	$ 491	$ 85	$ 54	$ —	$ —	$ 683	$ 2,960
2021	$ 1,299	$ 350	$ 53	$ 50	$ —	$ —	$ 730	$ 2,482
2020	$ 1,238	$ 314	$ 44	$ 50	$ —	$ —	$ 670	$ 2,316
LG&E								
2022	$ 835	$ 551	$ 199	$ 141	$ —	$ 75	$ —	$ 1,801
2021	$ 711	$ 473	$ 180	$ 145	$ —	$ 49	$ —	$ 1,558
2020	$ 676	$ 444	$ 173	$ 114	$ —	$ 34	$ —	$ 1,441
KU								
2022	$ 802	$ 517	$ 463	$ 182	$ 28	$ 83	$ —	$ 2,075
2021	$ 705	$ 455	$ 406	$ 160	$ 24	$ 64	$ —	$ 1,814
2020	$ 671	$ 427	$ 365	$ 147	$ 20	$ 46	$ —	$ 1,676

(a) Primarily includes revenues from pole attachments, street lighting, other public authorities and other non-core businesses.

(b) Includes wholesale power and transmission revenues. LG&E and KU amounts include intercompany power sales and transmission revenues, which are eliminated upon consolidation at PPL.

As discussed in Note 2, PPL segments its business by geographic location. Revenues from external customers for each segment/geographic location are reconciled to revenues from contracts with customers in the footnotes to the tables above. PPL Electric's revenues from contracts with customers are further disaggregated by distribution and transmission as indicated in the above tables.

Contract receivables from customers are primarily included in "Accounts receivable - Customer" and "Unbilled revenues" on the Balance Sheets.

The following table shows the accounts receivable and unbilled revenues balances that were impaired for the year ended December 31:

	2022	2021	2020
PPL(a)	$ 70	$ 22	$ 25
PPL Electric	21	10	17
LG&E	6	4	4
KU	6	8	4

(a) Includes $23 million for the twelve months ended December 31, 2022 related to the commitment to forgive customer arrearages for low-income and protected residential customers at RIE. See Note 9 for additional information.

The following table shows the balances and certain activity of contract liabilities resulting from contracts with customers:

	PPL	PPL Electric	LG&E	KU
Contract liabilities as of December 31, 2022	$ 34	$ 23	$ 5	$ 6
Contract liabilities as of December 31, 2021	42	25	6	6
Revenue recognized during the year ended December 31, 2022 that was included in the contract liability balance at December 31, 2021	25	12	6	6
Contract liabilities as of December 31, 2021	$ 42	$ 25	$ 6	$ 6
Contract liabilities as of December 31, 2020	40	23	5	6
Revenue recognized during the year ended December 31, 2021 that was included in the contract liability balance at December 31, 2020	24	11	5	6
Contract liabilities as of December 31, 2020	$ 40	$ 23	$ 5	$ 6
Contract liabilities as of December 31, 2019	37	21	5	4
Revenue recognized during the year ended December 31, 2020 that was included in the contract liability balance at December 31, 2019	22	9	5	4

Contract liabilities result from recording contractual billings in advance for customer attachments to the Registrants' infrastructure and payments received in excess of revenues earned to date. Advanced billings for customer attachments are recognized as revenue ratably over the billing period. Payments received in excess of revenues earned to date are recognized as revenue as services are delivered in subsequent periods.

4. Preferred Securities

(PPL)

PPL is authorized to issue up to 10 million shares of preferred stock. No PPL preferred stock was issued or outstanding in 2022, 2021 or 2020.

RIE has $3 million of outstanding preferred stock. See Note 8 for additional information.

(PPL Electric)

PPL Electric is authorized to issue up to 20,629,936 shares of preferred stock. No PPL Electric preferred stock was issued or outstanding in 2022, 2021 or 2020.

(LG&E)

LG&E is authorized to issue up to 1,720,000 shares of preferred stock at a $25 par value and 6,750,000 shares of preferred stock without par value. LG&E had no preferred stock issued or outstanding in 2022, 2021 or 2020.

(KU)

KU is authorized to issue up to 5,300,000 shares of preferred stock and 2,000,000 shares of preference stock without par value. KU had no preferred or preference stock issued or outstanding in 2022, 2021 or 2020.

5. Earnings Per Share

(PPL)

Basic EPS is computed by dividing income available to PPL common shareowners by the weighted-average number of common shares outstanding during the applicable period. Diluted EPS is computed by dividing income available to PPL common shareowners by the weighted-average number of common shares outstanding, increased by incremental shares that would be outstanding if potentially dilutive non-participating securities were converted to common shares as calculated using the Treasury Stock Method. Incremental non-participating securities that have a dilutive impact are detailed in the table below.

Reconciliations of the amounts of income and shares of PPL common stock (in thousands) for the periods ended December 31, used in the EPS calculation are:

		2022		2021		2020
Income (Numerator)						
Income from continuing operations after income taxes	$	714	$	18	$	640
Less amounts allocated to participating securities		1		—		1
Income from continuing operations after income taxes available to PPL common shareowners - Basic and Diluted	$	713	$	18	$	639
Income (loss) from discontinued operations (net of income taxes) available to PPL common shareowners - Basic and Diluted	$	42	$	(1,498)	$	829
Net income (loss) attributable to PPL	$	756	$	(1,480)		1,469
Less amounts allocated to participating securities		1		—		1
Net income (loss) available to PPL common shareowners - Basic and Diluted	$	755	$	(1,480)	$	1,468
Shares of Common Stock (Denominator)						
Weighted-average shares - Basic EPS		736,027		762,902		768,590
Add: Dilutive share-based payment awards (a)		875		1,917		794
Weighted-average shares - Diluted EPS		736,902		764,819		769,384
Basic EPS						
Available to PPL common shareowners:						
Income from continuing operations after income taxes	$	0.97	$	0.03	$	0.83
Income (loss) from discontinued operations (net of income taxes)		0.06		(1.96)		1.08
Net Income (Loss) available to PPL common shareowners	$	1.03	$	(1.93)	$	1.91
Diluted EPS						
Available to PPL common shareowners:						
Income from continuing operations after income taxes	$	0.96	$	0.03	$	0.83
Income (loss) from discontinued operations (net of income taxes)		0.06		(1.96)		1.08
Net Income (Loss) available to PPL common shareowners	$	1.02	$	(1.93)	$	1.91

(a)   The Treasury Stock Method was applied to non-participating share-based payment awards.

For the years ended December 31, PPL issued common stock related to stock-based compensation plans as follows (in thousands):

	2022	2021
Stock-based compensation plans (a)	124	983

(a)   Includes stock options exercised, vesting of performance units, vesting of restricted stock and restricted stock units and conversion of stock units granted to directors.

For the years ended December 31, the following shares (in thousands) were excluded from the computations of diluted EPS because the effect would have been antidilutive:

	2022	2021	2020
Stock-based compensation awards	93	1,783	452

81

6. Income and Other Taxes

(PPL)

"Income (Loss) from Continuing Operations Before Income Taxes" is from domestic operations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes and the tax effects of net operating loss and tax credit carryforwards. The provision for PPL's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles of the applicable jurisdiction. See Notes 1 and 7 for additional information.

Net deferred tax assets have been recognized based on management's estimates of future taxable income.

Significant components of PPL's deferred income tax assets and liabilities were as follows:

	2022	2021
Deferred Tax Assets		
Deferred investment tax credits	$ 29	$ 30
Regulatory liabilities	88	94
Income taxes due to customers	448	422
Accrued pension and postretirement costs	86	75
State loss carryforwards	230	483
Federal and state tax credit carryforwards	68	15
Internal Revenue Code Section 197 intangibles (a)	85	—
Leases	15	67
Contributions in aid of construction	114	120
Other	72	84
Valuation allowances	(213)	(462)
Total deferred tax assets	1,022	928
Deferred Tax Liabilities		
Plant - net	3,609	3,812
Regulatory assets	337	180
Prepayments	46	—
Other	30	75
Total deferred tax liabilities	4,022	4,067
Net deferred tax liability	$ 3,000	$ 3,139

(a)   Certain of the RIE assets acquired in 2022 are treated as intangibles for tax purposes that are amortized over a 15 year period. PPL recorded deferred tax assets on these intangibles, which will reverse as tax deductions are taken.

State deferred taxes are determined by entity and by jurisdiction. As a result, $6 million and $12 million of net deferred tax assets are shown as "Other noncurrent assets" on the Balance Sheets for 2022 and 2021.

At December 31, 2022, PPL had the following loss and tax credit carryforwards, related deferred tax assets and valuation allowances recorded against the deferred tax assets:

	Gross	Deferred Tax Asset	Valuation Allowance	Expiration
Loss and other carryforwards				
State net operating losses	$ 5,830	$ 230	$ (213)	2023-2042

	Gross	Deferred Tax Asset	Valuation Allowance	Expiration
Credit carryforwards				
Federal investment tax credit		20	—	2042
Federal foreign tax credits		32	—	2027
Federal - other		3	—	2042
State recycling credit		12	—	2028
State - other		1	—	Indefinite

Valuation allowances have been established for the amount that, more likely than not, will not be realized. The changes in deferred tax valuation allowances were as follows:

	Balance at Beginning of Period	Additions		Deductions	Balance at End of Period
		Charged to Income	Charged to Other Accounts		
2022	$ 462	$ 10	$ —	$ 259 (a)	$ 213
2021	536	48 (b)	—	122 (c)	462
2020	514	26	—	4	536

(a) In 2022, PPL recorded a $36 million decrease in a valuation allowance on a 2002 state net operating loss carryforward that expired in 2022 and a $213 million decrease in the valuation allowance due to the Pennsylvania rate change. See reconciliation of income tax table below.

(b) In 2021, PPL recorded a $31 million increase in a valuation allowance on a state net operating loss carryforward in connection with the loss on extinguishment associated with a tender offer to purchase and retire PPL Capital Funding's outstanding Senior Notes.

(c) In light of the disposition of PPL's U.K. utility business, there was a decrease in the valuation allowance of approximately $113 million.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were as follows:

	2022	2021	2020
Income Tax Expense (Benefit)			
Current - Federal	$ (2)	$ (1)	$ (8)
Current - State	24	36	24
Current - Foreign	—	(1)	(2)
Total Current Expense (Benefit)	22	34	14
Deferred - Federal	122	28	135
Deferred - State	68	105	94
Deferred - Foreign (a)	—	383	101
Total Deferred Expense (Benefit), excluding operating loss carryforwards	190	516	330
Amortization of investment tax credit	(3)	(3)	(3)
Tax expense (benefit) of operating loss carryforwards			
Deferred - Federal	2	12	6
Deferred - State	(10)	(56)	(33)
Total Tax Expense (Benefit) of Operating Loss Carryforwards	(8)	(44)	(27)
Total income tax expense (benefit)	$ 201	$ 503	$ 314
Total income tax expense (benefit) - Federal	$ 119	$ 36	$ 130
Total income tax expense (benefit) - State	82	85	85
Total income tax expense (benefit) - Foreign	—	382	99
Total income tax expense (benefit)	$ 201	$ 503	$ 314

(a) The U.K. Finance Act 2021, formally enacted on June 10, 2021, increased the U.K. corporation tax rate from 19% to 25%, effective April 1, 2023. The primary impact of the corporation tax rate increase was an increase in deferred tax liabilities of the U.K. utility business, which was sold on June 14, 2021, and a corresponding deferred tax expense of $383 million, which was recognized in continuing operations in 2021.

In 2020, the U.K. Finance Act 2020 cancelled the tax rate reduction from 19% to 17%. The primary impact of the cancellation of the corporation tax rate reduction was an increase in deferred tax liabilities and a corresponding deferred tax expense of $106 million.

In the table above, the following income tax expense (benefit) are excluded from income taxes:

	2022	2021	2020
Discontinued operations	$ (42)	$ 759	$ 188
Reclassification from AOCI due to sale of UK utility business	—	660	—
Other comprehensive income	11	150	(19)
Total	$ (31)	$ 1,569	$ 169

	2022	2021	2020
Reconciliation of Income Tax Expense (Benefit)			
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$ 192	$ 109	$ 200
State income taxes, net of federal income tax benefit	68	23	48
Valuation allowance adjustments (a)	9	48	24
Federal and state income tax return adjustments	(1)	(3)	(9)
Impact of the U.K. Finance Acts on deferred tax balances (b)	—	383	101
Depreciation and other items not normalized	(8)	(5)	(5)
Amortization of excess deferred federal and state income taxes	(54)	(54)	(43)
Non-deductible officer's salary	5	6	7
Other	(10)	(4)	(9)
Total increase (decrease)	9	394	114
Total income tax expense (benefit)	$ 201	$ 503	$ 314
Effective income tax rate	22.0%	96.5%	32.9%

(a)   In 2021, PPL recorded a $31 million state deferred tax benefit on a net operating loss and an offsetting valuation allowance in connection with the loss on extinguishment associated with a tender offer to purchase and retire PPL Capital Funding's outstanding Senior Notes.

In 2022, 2021, and 2020, PPL recorded deferred income tax expense of $5 million, $15 million and $24 million for valuation allowances primarily related to increased Pennsylvania net operating loss carryforwards expected to be unutilized.

(b)   In 2020, the U.K. Finance Act 2020 cancelled the tax rate reduction to 17%, thereby maintaining the corporation tax rate at 19% for financial years 2020 and 2021. The primary impact of the cancellation of the corporation tax rate reduction was an increase in deferred tax liabilities and a corresponding deferred tax expense of $106 million.

The U.K. Finance Act 2021, formally enacted on June 10, 2021, increased the U.K. corporation tax rate from 19% to 25%, effective April 1, 2023. The primary impact of the corporation tax rate increase was an increase in deferred tax liabilities of the U.K. utility business, which was sold on June 14, 2021, and a corresponding deferred tax expense of $383 million, which was recognized in continuing operations in 2021.

	2022	2021	2020
Taxes, other than income			
State gross receipts (a)	$ 175	$ 113	$ 100
Domestic - other (a)	157	94	80
Total	$ 332	$ 207	$ 180

(a)   Increase primarily due to the acquisition of RIE.

(PPL Electric)

The provision for PPL Electric's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles reflected in rates established by the PAPUC and the FERC. The difference in the provision for deferred income taxes for regulated assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included in "Regulatory assets" or "Regulatory liabilities" on the Balance Sheets.

Significant components of PPL Electric's deferred income tax assets and liabilities were as follows:

	2022	2021
Deferred Tax Assets		
Accrued pension and postretirement costs	$ 27	$ 14
Contributions in aid of construction	87	95
Regulatory liabilities	36	52
Income taxes due to customers	193	154
Other	18	21
Total deferred tax assets	361	336
Deferred Tax Liabilities		
Electric utility plant - net	1,745	1,891
Regulatory assets	93	74
Prepayments	35	—
Other	2	39
Total deferred tax liabilities	1,875	2,004
Net deferred tax liability	$ 1,514	$ 1,668

PPL Electric expects to have adequate levels of taxable income to realize its recorded deferred income tax assets.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were as follows:

	2022	2021	2020
Income Tax Expense (Benefit)			
Current - Federal	$ 63	$ 40	$ 61
Current - State	20	35	23
Total Current Expense (Benefit)	83	75	84
Deferred - Federal	60	59	45
Deferred - State	31	20	38
Total Deferred Expense (Benefit), excluding operating loss carryforwards	91	79	83
Total income tax expense (benefit)	$ 174	$ 154	$ 167
Total income tax expense (benefit) - Federal	$ 123	$ 99	$ 106
Total income tax expense (benefit) - State	51	55	61
Total income tax expense (benefit)	$ 174	$ 154	$ 167

	2022	2021	2020
Reconciliation of Income Tax Expense (Benefit)			
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$ 147	$ 126	$ 139
Increase (decrease) due to:			
State income taxes, net of federal income tax benefit	54	46	52
Federal and state income tax return adjustments	(1)	—	(4)
Depreciation and other items not normalized	(7)	(5)	(5)
Amortization of excess deferred federal income taxes (a)	(12)	(14)	(16)
State income tax rate change (b)	(9)	—	—
Other	2	1	1
Total increase (decrease)	27	28	28
Total income tax expense (benefit)	$ 174	$ 154	$ 167
Effective income tax rate	24.9%	25.7%	25.2%

(a) In 2022, 2021, and 2020, PPL Electric recorded lower income tax expense for the amortization of excess deferred taxes that primarily resulted from the U.S. federal corporate income tax rate reduction from 35% to 21% enacted by the TCJA. This amortization represents each year's refund amount, prior to a tax gross-up, to be paid to customers for previously collected deferred taxes at higher income tax rates.

(b) On July 8, 2022, the Governor of Pennsylvania signed into law Pennsylvania House Bill 1342 (H.B. 1342). Among other changes to the state tax code, the bill reduces the corporate net income tax rate from 9.99% to 8.99% beginning January 1, 2023, and further reduces the rate annually by half a percentage point until the rate reaches 4.99% in 2031. The income statement impact of the corporate net income tax reduction was a deferred tax benefit of $9 million.

	2022	2021	2020
Taxes, other than income			
State gross receipts	$ 142	$ 113	$ 100
Property and other	7	7	7
Total	$ 149	$ 120	$ 107

(LG&E)

The provision for LG&E's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles reflected in rates established by the KPSC and the FERC. The difference in the provision for deferred income taxes for regulated assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included in "Regulatory assets" or "Regulatory liabilities" on the Balance Sheets.

Significant components of LG&E's deferred income tax assets and liabilities were as follows:

	2022	2021
Deferred Tax Assets		
Contributions in aid of construction	$ 17	$ 15
Regulatory liabilities	18	18
Deferred investment tax credits	8	8
Income taxes due to customers	119	125
State tax credit carryforwards	9	11
Lease liabilities	4	4
Valuation allowances	(9)	(11)
Other	8	11
Total deferred tax assets	174	181
Deferred Tax Liabilities		
Plant - net	869	854
Regulatory assets	69	65
Lease right-of-use assets	3	4
Other	4	9
Total deferred tax liabilities	945	932
Net deferred tax liability	$ 771	$ 751

At December 31, 2022, LG&E had $9 million of state credit carryforwards that expire in 2028 and a $9 million valuation allowance related to state credit carryforwards due to insufficient projected Kentucky taxable income.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were:

	2022	2021	2020
Income Tax Expense (Benefit)			
Current - Federal	$ 60	$ 41	$ 53
Current - State	9	5	7
Total Current Expense (Benefit)	69	46	60
Deferred - Federal	(10)	1	(4)
Deferred - State	5	8	7
Total Deferred Expense (Benefit)	(5)	9	3
Amortization of investment tax credit - Federal	(1)	(1)	(1)
Total income tax expense (benefit)	$ 63	$ 54	$ 62
Total income tax expense (benefit) - Federal	$ 49	$ 41	$ 48
Total income tax expense (benefit) - State	14	13	14
Total income tax expense (benefit)	$ 63	$ 54	$ 62

	2022	2021	2020
Reconciliation of Income Tax Expense (Benefit)			
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$ 70	$ 64	$ 64
Increase (decrease) due to:			
State income taxes, net of federal income tax benefit	13	12	12
Amortization of excess deferred federal and state income taxes	(18)	(20)	(11)
Other	(2)	(2)	(3)
Total increase (decrease)	(7)	(10)	(2)
Total income tax expense (benefit)	$ 63	$ 54	$ 62
Effective income tax rate	18.8%	17.8%	20.3%

	2022	2021	2020
Taxes, other than income			
Property and other	$ 48	$ 46	$ 40
Total	$ 48	$ 46	$ 40

(KU)

The provision for KU's deferred income taxes for regulated assets and liabilities is based upon the ratemaking principles reflected in rates established by the KPSC, the VSCC and the FERC. The difference in the provision for deferred income taxes for regulated assets and liabilities and the amount that otherwise would be recorded under GAAP is deferred and included in "Regulatory assets" or "Regulatory liabilities" on the Balance Sheets.

Significant components of KU's deferred income tax assets and liabilities were as follows:

	2022	2021
Deferred Tax Assets		
Contributions in aid of construction	$ 9	$ 9
Regulatory liabilities	23	23
Deferred investment tax credits	21	22
Income taxes due to customers	136	143
State tax credit carryforwards	4	4
Lease liabilities	5	7
Valuation allowances	(3)	(3)
Other	4	4
Total deferred tax assets	199	209
Deferred Tax Liabilities		
Plant - net	1,028	1,012
Regulatory assets	56	41
Pension and postretirement costs	6	13
Lease right-of-use assets	5	6
Other	—	2
Total deferred tax liabilities	1,095	1,074
Net deferred tax liability	$ 896	$ 865

At December 31, 2022, KU had $4 million of state credit carryforwards of which $3 million will expire in 2028 and $1 million that has an indefinite carryforward period. At December 31, 2022, KU had a $3 million valuation allowance related to state credit carryforwards due to insufficient projected Kentucky taxable income.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income Before Income Taxes" to income taxes for reporting purposes, and details of "Taxes, other than income" were:

	2022	2021	2020
Income Tax Expense (Benefit)			
Current - Federal	$ 63	$ 58	$ 40
Current - State	11	8	3
Total Current Expense (Benefit)	74	66	43
Deferred - Federal	(3)	(4)	11
Deferred - State	7	7	11
Total Deferred Expense (Benefit)	4	3	22
Amortization of investment tax credit - Federal	(2)	(2)	(2)
Total income tax expense (benefit)	$ 76	$ 67	$ 63
Total income tax expense (benefit) - Federal	$ 58	$ 52	$ 49
Total income tax expense (benefit) - State	18	15	14
Total income tax expense (benefit)	$ 76	$ 67	$ 63

	2022	2021	2020
Reconciliation of Income Tax Expense (Benefit)			
Federal income tax on Income Before Income Taxes at statutory tax rate - 21%	$ 84	$ 76	$ 72
Increase (decrease) due to:			
State income taxes, net of federal income tax benefit	16	14	14
Amortization of investment tax credit	(2)	(2)	(2)
Amortization of excess deferred federal and state income taxes	(21)	(20)	(17)
Other	(1)	(1)	(4)
Total decrease	(8)	(9)	(9)
Total income tax expense (benefit)	$ 76	$ 67	$ 63
Effective income tax rate	19.1%	18.4%	18.4%

	2022	2021	2020
Taxes, other than income			
Property and other	$ 45	$ 41	$ 37
Total	$ 45	$ 41	$ 37

(All Registrants)

Unrecognized Tax Benefits

PPL or its subsidiaries file tax returns in four major tax jurisdictions. The income tax provisions for PPL Electric, LG&E and KU are calculated in accordance with an intercompany tax sharing agreement, which provides that taxable income be calculated as if each domestic subsidiary filed a separate consolidated return. PPL Electric or its subsidiaries indirectly or directly file tax returns in three major tax jurisdictions, and LG&E and KU indirectly or directly file tax returns in two major tax jurisdictions. With few exceptions, at December 31, 2022, these jurisdictions, as well as the tax years that are no longer subject to examination, were as follows.

	PPL	PPL Electric	LG&E	KU
U.S. (federal)	2018 and prior	2018 and prior	2018 and prior	2018 and prior
Pennsylvania (state)	2017 and prior	2017 and prior		
Kentucky (state)	2017 and prior	2017 and prior	2017 and prior	2017 and prior
U.K. (foreign)	2019 and prior			

Other

Narragansett Electric Acquisition (PPL)

The acquisition of Narragansett Electric was deemed an asset acquisition for federal and state income tax purposes, as a result of PPL and National Grid making a tax election under Internal Revenue Code (IRC) §338(h)(10). Accordingly, the tax bases of substantially all of the assets acquired were increased to fair market value, which equaled net book value, thereby eliminating the related deferred tax assets and liabilities. This election resulted in tax goodwill that will be amortized for tax purposes over 15 years.

Pennsylvania State Tax Reform (PPL and PPL Electric)

On July 8, 2022, the Governor of Pennsylvania signed into law Pennsylvania House Bill 1342 (H.B. 1342). Among other changes to the state tax code, the bill reduces the corporate net income tax rate from 9.99% to 8.99% beginning January 1, 2023, and further reduces the rate annually by half a percentage point until the rate reaches 4.99% in 2031.

GAAP requires that deferred tax assets and liabilities be measured at the enacted tax rate expected to apply when temporary book-to-tax differences are expected to be realized or settled. In 2022, PPL and PPL Electric recorded an increase in regulatory liabilities of $270 million for the remeasurement of regulated accumulated deferred tax balances and a deferred tax benefit of $5 million and $9 million, respectively, associated with the remeasurement of non-regulated accumulated deferred income tax balances. The amounts recorded are estimates that will be updated quarterly to reflect revised forecast, actual activity, and applicable orders from regulatory authorities.

Inflation Reduction Act (All Registrants)

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. Among other things, the IRA enacted a new 15% corporate "book minimum tax," which is based on adjusted GAAP pre-tax income and is only applicable to corporations whose pre-tax income exceeds a certain threshold. PPL continues to assess the impacts of the IRA on the financial statements of PPL and the other Registrants and will monitor guidance issued by the U.S. Treasury in the future. In addition, the IRA enacted

89

numerous new tax credits, largely associated with renewable energy. PPL continues to assess the applicability of these provisions to PPL and its subsidiaries.

7. Utility Rate Regulation

Regulatory Assets and Liabilities

(All Registrants)

PPL, PPL Electric, LG&E and KU reflect the effects of regulatory actions in the financial statements for their rate-regulated utility operations. Regulatory assets and liabilities are classified as current if, upon initial recognition, the entire amount related to an item will be recovered or refunded within a year of the balance sheet date.

(PPL)

RIE is subject to the jurisdiction of the RIPUC, the Rhode Island Division of Public Utilities and Carriers, and the FERC. RIE operates under a FERC-approved open access transmission tariff. RIE's base distribution rates are calculated based on recovery of costs as well as a return on rate base. Certain other recovery mechanisms exist to recover expenses and capital investments with a return on rate base separate from the base distribution rate case process.

(PPL, LG&E and KU)

LG&E is subject to the jurisdiction of the KPSC and the FERC, and KU is subject to the jurisdiction of the KPSC, the FERC and the VSCC.

LG&E's and KU's Kentucky base rates are calculated based on recovery of costs as well as a return on capitalization (common equity, long-term debt and short-term debt) including adjustments for certain net investments and costs recovered separately through other means. As such, LG&E and KU generally earn a return on regulatory assets.

(PPL and KU)

KU's Virginia base rates are calculated based on recovery of costs as well as a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except for regulatory assets and liabilities related to the levelized fuel factor, accumulated deferred income taxes, pension and postretirement benefits, and AROs related to certain CCR impoundments, are excluded from the return on rate base utilized in the calculation of Virginia base rates, no return is earned on the related assets.

KU's rates to municipal customers for wholesale power requirements are calculated based on annual updates to a formula rate that utilizes a return on rate base (net utility plant plus working capital less accumulated deferred income taxes and miscellaneous deductions). As all regulatory assets and liabilities, except accumulated deferred income taxes, are excluded from the return on rate base utilized in the development of municipal rates, no return is earned on the related assets.

(PPL and PPL Electric)

PPL Electric is subject to the jurisdiction of the PAPUC and the FERC. PPL Electric's distribution base rates are calculated based on recovery of costs as well as a return on distribution rate base (net utility plant plus a working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions). PPL Electric's transmission revenues are billed in accordance with a FERC tariff that allows for recovery of transmission costs incurred, a return on transmission-related rate base (net utility plant plus a working capital allowance less plant-related deferred taxes and other miscellaneous additions and deductions) and an automatic annual update. See "Transmission Formula Rate" below for additional information on this tariff.

All regulatory assets and liabilities are excluded from distribution and transmission return on investment calculations; therefore, generally no return is earned on PPL Electric's regulatory assets.

(All Registrants)

The following table provides information about the regulatory assets and liabilities of cost-based rate-regulated utility operations at December 31:

	PPL		PPL Electric	
	2022	**2021**	**2022**	**2021**
Current Regulatory Assets:				
Gas supply clause	$ 41	$ 21	$ —	$ —
Rate adjustment mechanism	96	—	—	—
Derivative Instruments	41	—	—	—
Smart meter rider	5	11	5	11
Universal service rider	3	—	3	—
Fuel adjustment clause	38	11	—	—
Other	34	21	5	11
Total current regulatory assets	$ 258	$ 64	$ 13	$ 22
Noncurrent Regulatory Assets:				
Defined benefit plans	$ 778	$ 523	$ 353	$ 256
Plant outage cost	46	54	—	—
Net Metering	61	—	—	—
Environmental Cost recovery	102	—	—	—
Taxes recoverable through future rates	47	—	—	—
Storm costs	118	11	—	—
Unamortized loss on debt	21	24	3	4
Interest rate swaps	7	18	—	—
Terminated interest rate swaps	63	70	—	—
Accumulated cost of removal of utility plant	212	228	212	228
AROs	295	302	—	—
Other	69	6	—	—
Total noncurrent regulatory assets	$ 1,819	$ 1,236	$ 568	$ 488

	PPL				PPL Electric			
	2022		**2021**		**2022**		**2021**	
Current Regulatory Liabilities:								
Generation supply charge	$	37	$	10	$	37	$	10
Transmission service charge		14		21		7		21
Universal service rider		—		17		—		17
TCJA customer refund		15		22		15		22
Act 129 compliance rider		14		10		14		10
Transmission formula rate return on equity (b)		—		73		—		73
Economic relief billing rate		—		27		—		—
Transmission formula rate		12		—		12		—
Rate adjustment mechanism		96		—		—		—
Energy efficiency		23		—		—		—
Other		27		2		—		—
Total current regulatory liabilities	$	238	$	182	$	85	$	153
Noncurrent Regulatory Liabilities:								
Accumulated cost of removal of utility plant	$	950	$	639	$	—	$	—
Power purchase agreement - OVEC		26		35		—		—
Net deferred taxes		2,094		1,591		775		531
Defined benefit plans		187		95		45		28
Terminated interest rate swaps		60		62		—		—
Energy efficiency		32		—		—		—
Other		63		—		—		—
Total noncurrent regulatory liabilities	$	3,412	$	2,422	$	820	$	559

	LG&E				KU			
	2022		**2021**		**2022**		**2021**	
Current Regulatory Assets:								
Gas supply clause	$	13	$	21	$	—	$	—
Gas line tracker		—		3		—		—
Generation formula rate		—		—		—		2
Fuel adjustment clause		9		4		29		7
Other		1		5		3		—
Total current regulatory assets	$	23	$	33	$	32	$	9
Noncurrent Regulatory Assets:								
Defined benefit plans	$	209	$	164	$	140	$	103
Storm costs		7		8		3		3
Unamortized loss on debt		11		12		7		8
Interest rate swaps		7		18		—		—
Terminated interest rate swaps		37		41		26		29
AROs		76		75		219		227
Plant outage costs		12		15		34		39
Other		14		4		13		2
Total noncurrent regulatory assets	$	373	$	337	$	442	$	411

	LG&E		KU	
	2022	**2021**	**2022**	**2021**
Current Regulatory Liabilities:				
Economic relief billing credit	$ —	$ 21	$ —	$ 6
Other	7	—	6	2
Total current regulatory liabilities	$ 7	$ 21	$ 6	$ 8
Noncurrent Regulatory Liabilities:				
Accumulated cost of removal of utility plant	$ 287	$ 262	$ 389	$ 377
Power purchase agreement - OVEC	18	24	8	11
Net deferred taxes	477	491	546	569
Defined benefit plans	21	10	56	57
Terminated interest rate swaps	30	31	30	31
Total noncurrent regulatory liabilities	$ 833	$ 818	$ 1,029	$ 1,045

(a)   See "Regulatory Matters - Federal Matters - PPL Electric Transmission Formula Rate Return on Equity" below for additional information.

Following is an overview of selected regulatory assets and liabilities detailed in the preceding tables. Specific developments with respect to certain of these regulatory assets and liabilities are discussed in "Regulatory Matters."

Defined Benefit Plans

(All Registrants)

Defined benefit plan regulatory assets and liabilities represent prior service cost and net actuarial gains and losses that will be recovered in defined benefit plans expense through future base rates based upon established regulatory practices and, generally, are amortized over the average remaining service lives of plan participants. These regulatory assets and liabilities are adjusted at least annually or whenever the funded status of defined benefit plans is remeasured.

(PPL, LG&E and KU)

As a result of previous rate case settlements and orders, the difference between pension cost calculated in accordance with LG&E's and KU's pension accounting policy and pension cost calculated using a 15-year amortization period for actuarial gains and losses and settlements are recorded as a regulatory asset. As of December 31, 2022, the balances were $107 million for PPL, $57 million for LG&E and $50 million for KU. As of December 31, 2021, the balances were $98 million for PPL, $54 million for LG&E and $44 million for KU.

(All Registrants)

Storm Costs

PPL Electric, LG&E and KU have the ability to request from the PAPUC, the KPSC and the VSCC, as applicable, the authority to treat expenses related to specific extraordinary storms as a regulatory asset and defer such costs for regulatory accounting and reporting purposes. Once such authority is granted, LG&E and KU can request recovery of those expenses in a base rate case and begin amortizing the costs when recovery starts. PPL Electric can recover qualifying expenses caused by major storm events, as defined in its retail tariff, over three years through the Storm Damage Expense Rider commencing in the application year after the storm occurred. Storm costs incurred in PPL Electric's territory from a March 2018 storm were amortized through 2021. LG&E's and KU's regulatory assets for storm costs are being amortized through various dates ending in 2031.

As provided in the Amendment Settlement Agreement (ASA), RIE has the authority from the RIPUC to treat certain incremental O&M expenses related to specific extraordinary storms as a regulatory asset and defer such costs for regulatory accounting and reporting purposes. Once all expenses for the extraordinary storm have been finalized, RIE files a final accounting of those storm expenses with the RIPUC that is subject to review by the RIPUC and the Rhode Island Division of Public Utilities and Carriers.

Unamortized Loss on Debt

Unamortized loss on reacquired debt represents losses on long-term debt refinanced, reacquired or redeemed that have been deferred and will be amortized and recovered over either the original life of the extinguished debt or the life of the replacement debt (in the case of refinancing). Such costs are being amortized through 2029 for PPL Electric, through 2042 for KU, and through 2044 for LG&E.

Accumulated Cost of Removal of Utility Plant

RIE, LG&E and KU charge costs of removal through depreciation expense with an offsetting credit to a regulatory liability. The regulatory liability is relieved as costs are incurred.

PPL Electric does not accrue for costs of removal. When costs of removal are incurred, PPL Electric records the costs as a regulatory asset. Such deferral is included in rates and amortized over the subsequent five-year period.

Net Deferred Taxes

Regulatory liabilities associated with net deferred taxes represent the future revenue impact from the adjustment of deferred income taxes required primarily for excess deferred taxes and unamortized investment tax credits, largely a result of the TCJA enacted in 2017.

(PPL and PPL Electric)

Generation Supply Charge (GSC)

The GSC is a cost recovery mechanism that permits PPL Electric to recover costs incurred to provide generation supply to PLR customers who receive basic generation supply service. The recovery includes charges for generation supply, as well as administration of the acquisition process. In addition, the GSC contains a reconciliation mechanism whereby any over- or under-recovery from prior periods is refunded to, or recovered from, customers through the adjustment factor determined for the subsequent rate filing period.

Transmission Service Charge (TSC)

PPL Electric is charged by PJM for transmission service-related costs applicable to its PLR customers. PPL Electric passes these costs on to customers, who receive basic generation supply service through the PAPUC-approved TSC cost recovery mechanism. The TSC contains a reconciliation mechanism whereby any over- or under-recovery from customers is either refunded to, or recovered from, customers through the adjustment factor determined for the subsequent year.

Transmission Formula Rate

PPL Electric's transmission revenues are billed in accordance with a FERC-approved Open Access Transmission Tariff that utilizes a formula-based rate recovery mechanism. Under this formula, rates are put into effect in June of each year based upon prior year actual expenditures and current year forecasted capital additions. Rates are then adjusted the following year to reflect actual annual expenses and capital additions, as reported in PPL Electric's annual FERC Form 1, filed under the FERC's Uniform System of Accounts. Any difference between the revenue requirement in effect for the prior year and actual expenditures incurred for that year is recorded as a regulatory asset or regulatory liability.

Storm Damage Expense Rider (SDER)

The SDER is a reconcilable automatic adjustment clause under which PPL Electric annually will compare actual storm costs to storm costs allowed in base rates and refund or recover any differences from customers. In the 2015 rate case settlement approved by the PAPUC in November 2015, it was determined that reportable storm damage expenses to be recovered annually through base rates will be set at $20 million. The SDER will recover from or refund to customers the applicable expenses from reportable storms as compared to the $20 million recovered annually through base rates.

Act 129 Compliance Rider

In compliance with Pennsylvania's Act 129 of 2008 and implementing regulations, PPL Electric is currently in Phase IV of the energy efficiency and conservation plan which was approved in March 2021. Phase IV allows PPL Electric to recover the maximum $313 million over the five-year period, June 1, 2021 through May 31, 2026. The plan includes programs intended to reduce electricity consumption. The recoverable costs include direct and indirect charges, including design and development costs, general and administrative costs and applicable state evaluator costs. The rates are applied to customers who receive distribution service through the Act 129 Compliance Rider. The actual Phase IV program costs are reconcilable after each 12-month period, and any over- or under-recovery from customers will be refunded or recovered over the next rate filing period. PPL Electric's Act 129 Phase III plan ended May 31, 2021 and any over-or under-recovery from customers related to Phase III will be refunded or recovered over the next rate filing period.

Smart Meter Rider (SMR)

Act 129 requires each electric distribution company (EDC) with more than 100,000 customers to have a PAPUC approved Smart Meter Technology Procurement and Installation Plan (SMP). As of December 31, 2019, PPL Electric replaced substantially all of its old meters with meters that meet the Act 129 requirements under its SMP. In accordance with Act 129, EDCs are able to recover the costs and earn a return on capital of providing smart metering technology. PPL Electric uses the SMR to recover the costs to implement its SMP. The SMR is a reconciliation mechanism whereby any over- or under-recovery from prior years is refunded to, or recovered from, customers through the adjustment factor determined for the subsequent quarters.

Universal Service Rider (USR)

The USR provides for recovery of costs associated with universal service programs, OnTrack and Winter Relief Assistance Program (WRAP), provided by PPL Electric to residential customers. OnTrack is a special payment program for low-income households and WRAP provides low-income customers a means to reduce electric bills through energy saving methods. The USR rate is applied to residential customers who receive distribution service. The actual program costs are reconcilable, and any over- or under-recovery from customers will be refunded or recovered annually in the subsequent year.

TCJA Customer Refund

As a result of the reduced U.S federal corporate income tax rate as enacted by the TCJA, the PAPUC ruled that these tax benefits should be refunded to customers. Timing differences between the recognition of these tax benefits and the refund of the benefit to the customer creates a regulatory liability. PPL Electric's liability is being credited back to distribution customers through a temporary negative surcharge and remains in place until PPL Electric files and the PAPUC approves new base rates.

The TCJA is reconcilable, and any over- or under-recovery from customers will be refunded or recovered annually in the subsequent year.

(PPL, LG&E and KU)

Fuel Adjustment Clauses

LG&E's and KU's retail electric rates contain a fuel adjustment clause, whereby variances in power purchases and the cost of fuel to generate electricity, including transportation costs, from the costs embedded in base rates are adjusted in LG&E's and KU's rates. The KPSC requires formal reviews at six-month intervals to examine past fuel adjustments and at two-year intervals to review past operations of the fuel adjustment clause and, to the extent appropriate, may conduct public hearings and reestablish the fuel charge included in base rates. The regulatory assets or liabilities represent the amounts that have been under- or over-recovered due to timing or adjustments to the mechanism and are typically recovered within 12 months.

KU also employs a levelized fuel factor mechanism for Virginia customers using an average fuel cost factor based primarily on projected fuel costs and load for the fuel year (12 months ending March 31). The Virginia levelized fuel factor allows fuel recovery based on projected fuel costs for the fuel year plus an adjustment for any under- or over-recovery of fuel expenses from the prior fuel year. The regulatory assets or liabilities represent the amounts that have been under- or over-recovered due to timing or adjustments to the mechanism and are typically recovered or refunded within 12 months.

Economic Relief Billing Credit

The Economic Relief Billing Credit represents regulatory liabilities at December 31, 2021, that were returned to customers through September 30, 2022, as approved in the 2020 Kentucky rate case in recognition of the economic impact of COVID-19.

AROs

As discussed in Note 1, for LG&E and KU, all ARO accretion and depreciation expenses are reclassified as a regulatory asset or regulatory liability. ARO regulatory assets associated with certain CCR projects are amortized to expense in accordance with regulatory approvals. For other AROs, deferred accretion and depreciation expense is recovered through cost of removal.

Power Purchase Agreement - OVEC

As a result of purchase accounting associated with PPL's acquisition of LG&E and KU, the fair values of the OVEC power purchase agreement were recorded on the balance sheets of LG&E and KU with offsets to regulatory liabilities. The regulatory liabilities are being amortized using the units-of-production method until March 2026, the expiration date of the agreement at the date of the acquisition. LG&E's and KU's customer rates continue to reflect the original contracts. See Notes 14 and 19 for additional discussion of the power purchase agreement.

Interest Rate Swaps

LG&E's unrealized gains and losses are recorded as regulatory assets or regulatory liabilities until they are realized as interest expense. Interest expense from existing swaps is realized and recovered over the terms of the associated debt, which matures in 2033.

Terminated Interest Rate Swaps

Net realized gains and losses on all interest rate swaps are recovered through regulated rates. As such, any gains and losses on these derivatives are included in regulatory assets or liabilities and are primarily recognized in "Interest Expense" on the Statements of Income over the life of the associated debt.

Plant Outage Costs

From July 1, 2017 through June 30, 2021, plant outage costs were normalized for ratemaking purposes based on an average level of expenses. Plant outage expenses that were greater or less than the average will be collected from or returned to customers, through future base rates. Effective July 1, 2021 under-recovered plant outage costs are being amortized through 2029 for LG&E and KU.

(PPL)

Derivative Instruments

RIE evaluates open derivative instruments for regulatory deferral by determining if they are probable of recovery from, or refund to, customers through future rates. Derivative instruments that qualify for recovery are recorded at fair value, with changes in fair value recorded as regulatory assets or regulatory liabilities in the period in which the change occurs. The balance is reconcilable, and any over- or under-recovery from customers will be refunded or recovered annually in the subsequent year.

Energy Efficiency

Energy efficiency represents the difference between revenue billed to customers through RIE's energy efficiency charge and the costs of the RIE's energy efficiency programs as approved by the RIPUC.

The energy efficiency charge is designed to collect the estimated costs of the RIE's energy efficiency plan for the upcoming calendar year. The final annual over/under is reconciled in the next year's energy efficiency plan filing, as part of the reconciliation factor calculation. RIE may file to change the energy efficiency plan charge at any time should significant over-or under-recoveries occur.

Net Metering

Net metering deferral reflects the recovery mechanism for costs associated with customer-installed on-site generation facilities, including the costs of renewable generation credits. This surcharge provides RIE with a mechanism to recover such amounts. Net metering is reconcilable annually, and any over- or under-recovery from customers will be refunded to, or recovered from, customers through the adjustment factor determined for the subsequent year.

Rate Adjustment Mechanisms

In addition to commodity costs, RIE is subject to a number of additional rate adjustment mechanisms whereby an asset or liability is recognized resulting from differences between actual revenues and the underlying cost being recovered or differences between actual revenues and targeted amounts as approved by the RIPUC. The rate adjustment mechanisms are reconcilable, and any over- or under-recovery from customers are to be refunded or recovered annually in the subsequent year.

Taxes Recoverable through Future Rates

Taxes recoverable through future rates represent the portion of future income taxes that are anticipated to be recovered through future rates based upon established regulatory practices. Accordingly, this regulatory asset is recognized when the offsetting deferred tax liability is recognized. For general-purpose financial reporting, this regulatory asset and the deferred tax liability are not offset; rather, each is displayed separately. This regulatory asset is expected to be recovered over the period that the underlying book-tax timing differences reverse and the actual cash taxes are incurred.

(PPL, LG&E and KU)

<u>Environmental Cost Recovery</u>

Kentucky law permits LG&E and KU to recover the costs, including a return of operating expenses and a return of and on capital invested, of complying with the Clean Air Act and those federal, state or local environmental requirements, which apply to coal combustion wastes and by-products from coal-fired electricity generating facilities. The KPSC requires reviews of the past operations of the environmental surcharge for six-month and two-year billing periods to evaluate the related charges, credits and rates of return, as well as to provide for the roll-in of ECR amounts to base rates each two-year period. The KPSC has authorized return on equity of 9.35% for existing approved ECR projects. The ECR regulatory asset or liability represents the amount that has been under- or over-recovered due to timing or adjustments to the mechanism and is typically recovered or refunded within 12 months.

RIE's rate plans provide for specific rate allowances for RIE's share of the estimated costs to investigate and perform certain remediation activities at sites with which it may be associated, with variances deferred for future recovery from, or return to, customers. RIE believes future costs, beyond the expiration of current rate plans, will continue to be recovered through rates. The regulatory asset represents the excess of amounts incurred for RIE's actual site investigation and remediation costs versus amounts received in rates.

(PPL and LG&E)

<u>Gas Supply Clause</u>

LG&E's natural gas rates contain a gas supply clause, whereby the expected cost of natural gas supply and variances between actual and expected costs and customer usage from prior periods are adjusted quarterly in LG&E's rates, subject to approval by the KPSC. The gas supply clause also includes a separate natural gas procurement incentive mechanism, which allows LG&E's rates to be adjusted annually to share savings between the actual cost of gas purchases and market indices, with the shareholders and the customers during each performance-based rate year (12 months ending October 31). The regulatory assets or liabilities represent the total amounts that have been under- or over-recovered due to timing or adjustments to the mechanisms and are typically recovered or refunded within 18 months.

Regulatory Matters

<u>Rhode Island Activities</u> *(PPL)*

Rate Case proceedings

At its August 24, 2018 Open Meeting, and subsequently memorialized pursuant to Report and Order No. 23823 issued May 5, 2020, the RIPUC approved the terms of an ASA, reflecting an allowed return on equity (ROE) rate of 9.275% based on a common equity ratio of approximately 51%. RIE is currently in year four of the multi-year rate plan (Rate Plan). On June 30, 2021, the Rhode Island Division of Public Utilities and Carriers consented to an open-ended extension of the term of the Rate Plan such that RIE was not required to file its next rate case in order for new rates take effect no later than September 1, 2022 as originally contemplated by the ASA. Pursuant to the settlement with the Rhode Island Office of the Attorney General in connection with the acquisition of RIE by PPL, RIE currently does not anticipate filing a new base rate case until at least three years following the closing of the acquisition on May 25, 2022. Pursuant to the open-ended extension, the Rate Year 3 level of base distribution rates under ASA will remain in effect and RIE will continue to operate under the current Rate Plan until a new Rate Plan is approved by the RIPUC.

The ASA includes additional provisions, including (i) an Electric Transportation Initiative (the ET Initiative) to facilitate the growth of Electric Vehicle (EV) adoption and scaling of the market for EV charging equipment to advance Rhode Island's zero emission vehicles and greenhouse gas emissions policy goals, which the RIPUC is continuing to review in connection with certain underspending in the ET Initiative and the timing of crediting customers the deferral balance pursuant to the ASA, (ii) two energy storage demonstration projects, which are on track for timely completion, (iii) a new incentive-only performance incentive for System Efficiency: Annual Megawatt Capacity Savings, which sunset in 2021 and (iv) several additional metrics for tracking and reporting purposes only. The RIPUC discussed the ET Initiative at an Open Meeting on August 30, 2022, advising the Company to seek RIPUC authorization to continue the ET Initiative and/or to alter any of the targets established in the ASA for Rate Year 5 and beyond. No votes or official rulings were taken; however, based on this feedback, RIE has paused the ET programs in Rate Year 5.

Advanced Metering Functionality and Grid Modernization

On January 21, 2021, RIE filed its Updated Advance Metering Functionality (AMF) Business Case and Grid Modernization Plan (GMP) with the RIPUC in accordance with the ASA. The Updated AMF Business Case – a foundational component of the GMP – seeks approval to deploy smart meters throughout the service territory. Pursuant to the written order issued on July 14, 2021, the RIPUC stayed the AMF and GMP proceedings pending further consideration following the issuance of a final Order by the Rhode Island Division of Public Utilities and Carriers on the acquisition. RIE filed notice of withdrawal of the original Updated AMF Business Case and GMP with the RIPUC on September 12, 2022. RIE filed a new AMF Business Case with the RIPUC on November 18, 2022. The new AMF Business Case filing consists of a detailed proposal for full-scale deployment of AMF across its electric service territory. The proposal will enable significant customer and grid benefits in line with the state's climate mandates. If approved, the program is estimated to cost $188 million on a net present value (NPV) basis and provide benefits of $729 million NPV over the 20-year project life, yielding a benefit-cost ratio of 3.9%. RIE's proposal represents an opportunity to deploy this foundational technology, which is a necessary first step to transforming Rhode Island's electric distribution system. In its filing, RIE requested a RIPUC decision by June 2023; the RIPUC issued a revised procedural schedule for the AMF Business Case filing that provides for hearings on July 19-20, and July 25-27, 2023. In addition, the RIPUC will hold a public comment hearing on February 28, 2023, and technical sessions on February 22, 2023, March 2, 2023, April 18, 2023 and May 10, 2023. RIE filed a new GMP with the RIPUC on December 30, 2022. The new GMP filing consists of a holistic suite of grid modernization investments that will provide RIE with the tools and capability to manage the electric distribution system more granularly considering a range of distributed energy resources adoption levels, accelerated by Rhode Island's ambitious climate mandates, while at the same time maintaining a safe and reliable electric distribution system. The GMP is an informational guidance document that supports the foundational grid modernization investments proposed in RIE's Fiscal Year (FY) 2024 Electric Infrastructure, Safety and Reliability (ISR) Plan and will support additional grid modernization investments to be proposed in future electric ISR plans. Consequently, RIE is not requesting approval from the RIPUC for any specific investments or seeking any cost recovery as part of this GMP; rather, RIE requested the RIPUC issue an order affirming RIE's compliance with its obligation to file a GMP that meets the requirements of the ASA. The RIPUC has not yet established a procedural schedule for the GMP filing.

COVID-19 Deferral Filing

On April 30, 2021, RIE filed a petition for approval to recognize regulatory assets related to COVID-19 impacts (RIPUC Docket No. 5154). In its petition, RIE seeks the RIPUC's authorization to create regulatory assets and consideration of future cost recovery for the following COVID-19 costs: (1) the increased cost of customer accounts receivable that RIE will be unable to collect as a result of the COVID-19 pandemic, and the executive orders and RIPUC orders restricting RIE's collection activities as a result of the pandemic, which will result in increased net charge-offs; (2) lost revenue from unassessed late payment charges; and (3) charges to RIE for other fees that RIE has waived pursuant to the RIPUC's orders in RIPUC Docket No. 5022. The RIPUC has not taken any action on the filing to date and RIE is continuing to monitor the docket. RIE is evaluating its request to create a regulatory asset for COVID-19-related bad debt expense to consider the impact, if any, of the proposed arrearage forgiveness sought in RIE's Petition to Forgive Certain Arrearage Balances for Low-Income and Protected Customers in Docket No. 22-08-GE, which RIE filed with the RIPUC to fulfill its obligations under PPL's settlement with the Rhode Island Attorney General.

FY 2023 Gas ISR Plan

At an Open Meeting on March 29, 2022, the RIPUC conditionally approved RIE's FY 2023 Gas ISR Plan and associated revenue requirement, subject to further review regarding RIE's Proactive Main Replacement Program and its decision to reconstruct and purchase heating and pressure regulation equipment located at RIE's Wampanoag and Tiverton take stations. The RIPUC held an Open Meeting on September 13, 2022, and issued its Order on November 18. 2022 regarding the Proactive Main Replacement Program and made the following rulings: (1) commencing with the Gas ISR plan to be filed in this calendar year 2022 (prospectively), new main constructed to replace leak prone pipe will not be considered used and useful, and therefore not eligible for rate base treatment, until the related old main is abandoned; and (2) approved the proactive main replacement revenue requirement set forth in the FY2023 Gas ISR plan. Also, the RIPUC directed RIE to submit prefiled testimony on the issue of its replacement of heating and pressure regulation facilities at the Wampanoag and Tiverton take stations and to address three issues, specifically: (i) a cost-benefit analysis arising from RIE's decision to take ownership of the reconstructed take station equipment; (ii) the potential that the benefits derived from the reconstruction and ownership transfer of the take station equipment will not be realized due to the future use of hydrogen or abandonment of the gas system; and (iii) the depreciation and accounting treatment of the reconstructed take station equipment. RIE filed this testimony with the RIPUC on May 16, 2022 and this issue is still pending before the RIPUC.

FY 2024 Gas ISR Plan

On December 23, 2022, RIE filed its FY 2024 Gas ISR Plan with the RIPUC. To transition the filing of the ISR plan from National Grid's fiscal year (April 1 – March 31) to PPL's fiscal year (January 1 – December 31), RIE proposed a one-time 21-month plan to cover the period from April 1, 2023, through December 31, 2024; subsequent ISR plans would then align with PPL's fiscal year. The 21-month plan includes $389 million of capital investment spend and would result in the abandonment of approximately 123 miles of leak-prone pipe as well as continue significant investment into our custody transfer stations, pressure regulating facilities, and peak shaving plants/operations. The RIPUC directed RIE and the Rhode Island Division of Public Utilities and Carriers to brief the question of how the 21-month plan, which spans two fiscal years, is consistent with the Decoupling Act (R.I. Gen. Laws Section 39-1-27.7.1) on or before January 17, 2023. At its January 20, 2023 Open Meeting, the RIPUC directed RIE to file supplemental budget and rate schedules to reflect an April 1 to March 31 fiscal year, consistent with past ISR plan filings and the existing tariff. The supplemental budget that was filed with the RIPUC on January 27, 2023 includes $187 million of capital investment spend. The supplemental rate schedules were filed on February 3, 2023. The RIPUC has scheduled a hearing on the plan on March 14, 2023 and March 15, 2023, and is expected to render a decision by the end of March for rates effective April 1, 2023.

FY 2024 Electric ISR Plan

On December 23, 2022, RIE filed its FY 2024 Electric ISR Plan with the RIPUC. To transition the filing of the ISR plan from National Grid's fiscal year (April 1 – March 31) to PPL's fiscal year (January 1 – December 31), RIE proposed a one-time 21-month plan to cover the period from April 1, 2023, through December 31, 2024; subsequent ISR plans would then align with PPL's fiscal year. The 21-month plan includes $328 million of capital investment spend; $24 million of vegetation management O&M expenses; and $6 million of Other O&M expenses. This year's Electric ISR Plan includes $82 million for capital investment spend included in RIE's recently filed GMP, along with investments stemming from the completion of RIE's area studies. The RIPUC directed RIE and the Rhode Island Division of Public Utilities and Carriers to brief the question of how the 21-month Plan, which spans two fiscal years, is consistent with the Decoupling Act (R.I. Gen. Laws Section 39-1-27.7.1) on or before January 17, 2023. At its January 20, 2023 Open Meeting, the RIPUC directed RIE to file supplemental budget and rate schedules to reflect an April 1 to March 31 fiscal year, consistent with past ISR plan filings and the existing tariff. The supplemental budget filed with the RIPUC on January 27, 2023 includes $176 million of capital investment spend, $14 million of vegetation management O&M spend and $3 million of Other O&M spend. The supplemental rate schedules were filed on February 3, 2023. The RIPUC has scheduled a hearing on March 8-9, 2023 and March 21-22, 2023 and is expected to render a decision by the end of March for rates effective April 1, 2023.

<u>Kentucky Activities</u> *(PPL, LG&E and KU)*

CPCN

On December 15, 2022, LG&E and KU filed an application with the KPSC for a CPCN for the construction of two 621 MW net summer rating NGCC combustion turbine facilities, one at LG&E's Mill Creek Generating Station in Jefferson County, Kentucky and the other at KU's E.W. Brown Generating Station in Mercer County, Kentucky, including on-site natural gas and electric transmission construction associated with those facilities and site compatibility certificates. LG&E and KU also applied for a CPCN to construct a 120 MWac solar photovoltaic electric generating facility in Mercer County, Kentucky, and for a CPCN to acquire a 120 MWac solar facility to be built by a third-party solar developer in Marion County, Kentucky. LG&E and KU further applied for a CPCN to construct a 125 MW, 4-hour battery energy storage system facility at KU's E.W. Brown Generating Station and for approval of their proposed 2024-2030 DSM programs. The plan includes adding 14 new, adjusted or expanded energy efficiency programs, which would reduce LG&E's and KU's overall need by approximately 100 MW each. Finally, LG&E and KU requested a declaratory order to confirm that their entry into non-firm energy-only power-purchase agreements for the output of four solar photovoltaic facilities with a combined capacity of 637 MW does not require KPSC approval and that LG&E and KU may recover the costs of the solar PPAs through their fuel adjustment clause mechanisms as previously approved for a prior solar PPA. LG&E and KU plan to accrue AFUDC on the constructed NGCCs, solar facility in Mercer County, Kentucky and the battery energy storage system facility and have requested regulatory asset treatment to recover the financing costs of these projects.

The new NGCC would be jointly owned by LG&E (31%) and KU (69%) and the solar units would be jointly owned by LG&E (37%) and KU (63%), the battery storage unit would be owned by LG&E, and the proposed PPA transactions and DSM programs would be entered into or conducted jointly by LG&E and KU, consistent with LG&E and KU's shared dispatch, cost allocation, tariff or other frameworks.

The filing also notes planned retirement dates for certain existing coal-fired generation units, including Mill Creek 1 (300 MW) in 2024 and E.W. Brown 3 (412 MW) in 2028, and updates and advances the planned retirement dates for Mill Creek 2 (297 MW) to 2027 and Ghent 2 (486 MW) to 2028. LG&E and KU anticipate the recovery of associated retirement costs, including the remaining net book value, for these coal-fired generating units through the RAR or other rate mechanisms.

The KPSC accepted the filing as of January 6, 2023 and has indicated its intention to issue an order on all issues by November 6, 2023. LG&E and KU cannot predict the outcome of these matters.

<u>Pennsylvania Activities</u> *(PPL and PPL Electric)*

PAPUC investigation into billing issues

On January 31, 2023, the PAPUC initiated an investigation focused on billing issues related to estimated, irregular bills and customer service concerns following customer complaints, which for many customers were driven by increased prices for electricity supply. Certain bills issued during the time period of December 20, 2022 through January 9, 2023 were estimated due to a technical issue that prevented PPL Electric from providing actual collected meter data to customer facing and other internal systems. Customers also reported difficulties accessing PPL Electric's website and contacting the customer service call center. The PAPUC's Bureau of Investigation & Enforcement has directed PPL Electric to respond to certain inquiries and document requests. PPL Electric plans to submit its responses to the information request and cooperate fully with the investigation. PPL Electric cannot predict the outcome of this matter.

Act 129

Act 129 requires Pennsylvania Electric Distribution Companies (EDCs) to meet, by specified dates, specified goals for reduction in customer electricity usage and peak demand. EDCs not meeting the requirements of Act 129 are subject to significant penalties. PPL Electric filed with the PAPUC its Act 129 Phase IV Energy Efficiency and Conservation Plan on November 30, 2020, for the five-year period starting June 1, 2021 and ending on May 31, 2026. PPL Electric's Phase IV Act 129 Plan was approved by the PAPUC at its March 25, 2021, public meeting.

Act 129 also requires EDCs to act as a default service provider (DSP), which provides electricity generation supply service to customers pursuant to a PAPUC-approved default service procurement plan. A DSP is able to recover the costs associated with its default service procurement plan.

<u>Federal Matters</u>

PPL Electric Transmission Formula Rate Return on Equity (PPL and PPL Electric)

In May 2020, PP&L Industrial Customer Alliance (PPLICA) filed a complaint with the FERC alleging that PPL Electric's base ROE of 11.18% used to determine PPL Electric's formula transmission rate was unjust and unreasonable. In August 2021, PPL Electric entered into a settlement agreement (the Settlement) with PPLICA and all other parties, including intervenors. The key aspects of the Settlement included changes to PPL Electric's base ROE. The settlement was approved by the FERC in November 2021. The interim rates reflecting the agreed-to-base ROE in the Settlement were effective December 1, 2021.

In 2021, PPL Electric recorded a revenue reduction of $78 million ($55 million after-tax), of which $73 million ($52 million after-tax) represented revenue subject to refund for the period May 21, 2020 through November 30, 2021. The reduction recorded included $28 million ($20 million after-tax) related to the period from May 21, 2020 to December 31, 2020. At December 31, 2021, PPL and PPL Electric had a regulatory liability on the Balance Sheet of $73 million, which represented revenue subject to refund based on the difference between charges that were calculated using the ROE in effect at the time and charges calculated using the revised ROE provided for in the Settlement, plus interest at the FERC interest rate. The total balance at December 31, 2021, plus additional interest recorded was refunded to customers by May 31, 2022.

FERC Transmission Rate Filing (PPL, LG&E and KU)

In 2018, LG&E and KU applied to the FERC requesting elimination of certain on-going credits to a sub-set of transmission customers relating to the 1998 merger of LG&E's and KU's parent entities and the 2006 withdrawal of LG&E and KU from the Midcontinent Independent System Operator, Inc. (MISO), a regional transmission operator and energy market. The application sought termination of LG&E's and KU's commitment to provide certain Kentucky municipalities mitigation for certain horizontal market power concerns arising out of the 1998 LG&E and KU merger and 2006 MISO withdrawal. The amounts at issue are generally waivers or credits granted to a limited number of Kentucky municipalities for either certain LG&E and KU or MISO transmission charges incurred for transmission service received. In 2019, the FERC granted LG&E's and KU's request to remove the ongoing credits, conditioned upon the implementation by LG&E and KU of a transition mechanism for certain existing power supply arrangements, which was subsequently filed, modified, and approved by the FERC in 2020 and 2021. In 2020, LG&E and KU and other parties filed appeals with the D.C. Circuit Court of Appeals regarding the FERC's orders on the elimination of the mitigation and required transition mechanism. On August 4, 2022, the D.C. Circuit Court of Appeals issued an order remanding the proceedings back to the FERC. LG&E and KU cannot predict the outcome of the proceedings at the FERC on remand. LG&E and KU currently receive recovery of the waivers and credits provided through other rate mechanisms and such rate recovery would be anticipated to be adjusted consistent with potential changes or terminations of the waivers and credits, as such become effective.

Recovery of Transmission Costs (PPL)

Until December 2022, RIE's transmission facilities were operated in combination with the transmission facilities of National Grid's New England affiliates, Massachusetts Electric Company (MECO) and NEP, as a single integrated system with NEP designated as the combined operator. As of January 1, 2023, RIE operates its own transmission facilities. NE-ISO allocates RIE's costs among transmission customers in New England, in accordance with the ISO Open Access Transmission Tariff (ISO-NE OATT).

According to the FERC orders, RIE is compensated for its actual monthly transmission costs, with its authorized maximum ROE of 11.74% on its transmission assets. The amount remitted by NEP to RIE for the year ended December 31. 2022 was $122 million.

The ROE for transmission rates under the ISO-NE OATT is the subject of four complaints that are pending before the FERC. On October 16, 2014, the FERC issued an order on the first complaint, Opinion No. 531-A, resetting the base ROE applicable to transmission assets under the ISO-NE OATT from 11.14% to 10.57% effective as of October 16, 2014 and establishing a maximum ROE of 11.74%. On April 14, 2017, this order was vacated and remanded by the D. C. Circuit Court of Appeals (Court of Appeals). After the remand, the FERC issued an order on October 16, 2018 applicable to all four pending cases where it proposed a new base ROE methodology that, with subsequent input and support from the New England Transmission Owners (NETO), yielded a base ROE of 10.41%. Subsequent to the FERC's October 2018 order in the New England Transmission Owners cases, the FERC further refined its ROE methodology in another proceeding and has applied that refined methodology to transmission owners' ROEs in other jurisdictions, and the NETOs filed further information in the New England matters to distinguishing their case. Those determinations in other jurisdictions are currently on appeal before the Court of Appeals. The proceeding and the final base rate ROE determination in the New England matters remain open, pending a final order from the FERC. PPL cannot predict the outcome of this matter, and an estimate of the impact cannot be determined.

Other

Purchase of Receivables Programs

(PPL and PPL Electric)

In accordance with a PAPUC-approved purchase of accounts receivable program, PPL Electric purchases certain accounts receivable from alternative electricity suppliers at a discount, which reflects a provision for uncollectible accounts. The alternative electricity suppliers have no continuing involvement or interest in the purchased accounts receivable. Accounts receivable that are acquired are initially recorded at fair value on the date of acquisition. During 2022, 2021 and 2020, PPL Electric purchased $1.3 billion, $1.2 billion and $1.1 billion of accounts receivable from alternative suppliers.

(PPL)

At its July 27, 2021, December 21, 2021, and March 2, 2022 Open Meetings, the RIPUC approved various components of a Purchase of Receivables Program (POR) in Rhode Island for effect on April 1, 2022. Municipal aggregators and non-regulated power producers (collectively, Competitive Suppliers) are eligible to participate in accordance with RIE's approved electric tariffs for municipal aggregation and non-regulated power producers. Under the POR program, RIE will purchase the Competitive Suppliers' accounts receivables, including existing receivables, at discounted rates, regardless of whether RIE has collected the owed monies from customers. The program is intended to make RIE whole through the implementation of a discount rate or Standard Complete Bill Percentage (SCBP) paid by Competitive Suppliers. RIE will calculate the SCBP for each customer class and file the calculations with the RIPUC for review and approval by February 15 of each year. Once approved, the SCBP will be effective beginning on April 1 for a one-year period.

8. Financing Activities

Credit Arrangements and Short-term Debt

(All Registrants)

The Registrants maintain credit facilities to enhance liquidity, provide credit support and provide a backstop to commercial paper programs. For reporting purposes, on a consolidated basis, the credit facilities and commercial paper programs of PPL Electric, LG&E and KU also apply to PPL. The amounts listed in the borrowed column below are recorded as "Short-term debt" on the Balance Sheets except for borrowings under PPL Electric's term loan agreement due March 2024 and borrowings under LG&E's and KU's term loan agreements due July 2024, which are reflected in "Long-term debt." The following credit facilities were in place at:

		December 31, 2022				December 31, 2021	
	Expiration Date	Capacity	Borrowed	Letters of Credit and Commercial Paper Issued (c)	Unused Capacity	Borrowed	Letters of Credit and Commercial Paper Issued
PPL							
PPL Capital Funding							
Syndicated Credit Facility (a) (b)	Dec 2026	$ 1,250	$ —	$ 561	$ 689	$ —	$ —
Bilateral Credit Facility (a) (b)	Mar 2023	100	—	—	100	—	—
Bilateral Credit Facility (a) (b)	Mar 2023	100	—	58	42	—	15
Total PPL Capital Funding Credit Facilities		$ 1,450	$ —	$ 619	$ 831	$ —	$ 15
PPL Electric							
Syndicated Credit Facility (a) (b)	Dec 2026	650	—	146	504	—	1
Term Loan Credit Facility (a) (b)	Mar 2024	250	250	—	—	—	—
Total PPL Electric Credit Facilities		$ 900	$ 250	$ 146	$ 504	$ —	$ 1
LG&E							
Syndicated Credit Facility (a) (b)	Dec 2026	500	—	180	320	—	69
Term Loan Credit Facility (a) (b)	Jul 2024	300	300	—	—	—	—
Total LG&E Credit Facilities		$ 800	$ 300	$ 180	$ 320	$ —	$ 69
KU							
Syndicated Credit Facility (a) (b)	Dec 2026	400	—	101	299	—	—
Term Loan Credit Facility (a) (b)	Jul 2024	300	300	—	—	—	—
Total KU Credit Facilities		$ 700	$ 300	$ 101	$ 299	$ —	$ —

(a) Each company pays customary fees under its respective facility and borrowings generally bear interest at LIBOR-based rates, or applicable secured overnight financing rates, plus an applicable margin.

(b) The facilities contain a financial covenant requiring debt to total capitalization not to exceed 70% for PPL Capital Funding, PPL Electric, LG&E and KU, as calculated in accordance with the facilities and other customary covenants. Additionally, subject to certain conditions, PPL Capital Funding may request that the capacity of one of its bilateral credit facilities expiring in March 2023 be increased by up to $30 million and PPL Capital Funding, PPL Electric, LG&E and KU may each request up to a $250 million increase in its syndicated credit facility's capacity. Participation in any such increase is at the sole discretion of each lender.

(c) Commercial paper issued reflects the undiscounted face value of the issuance.

(PPL)

In March 2022, PPL Capital Funding amended and restated its two existing $50 million bilateral credit facilities to extend the termination dates from March 9, 2022 to March 6, 2023 and to increase the borrowing capacity under each facility to $100 million.

(PPL and LG&E)

In July 2022, LG&E entered into a $300 million term loan credit facility expiring in 2024. On July 29, 2022, LG&E borrowed $300 million under this facility at an initial interest rate of 3.23%. The per annum interest rate fluctuates based on the applicable secured overnight financing rate plus a spread. The proceeds were used to repay short-term debt and for general corporate purposes.

(PPL and KU)

In July 2022, KU entered into a $300 million term loan credit facility expiring in 2024. On July 29, 2022, KU borrowed $300 million under this facility at an initial interest rate of 3.23%. The per annum interest rate fluctuates based on the applicable secured overnight financing rate plus a spread. The proceeds were used to repay short-term debt and for general corporate purposes.

(PPL and PPL Electric)

In September 2022, PPL Electric entered into a $250 million term loan credit facility expiring in 2024. On September 16, 2022, PPL Electric borrowed $250 million under this facility at an initial interest rate of 3.77%. The per annum interest rate fluctuates based on the applicable secured overnight financing rate plus a spread. The proceeds were used to repay long-term debt.

(All Registrants)

The Registrants maintain commercial paper programs to provide an additional financing source to fund short-term liquidity needs. Commercial paper issuances, included in "Short-term debt" on the Balance Sheets, are supported by the respective Registrant's credit facilities. The following commercial paper programs were in place at:

	December 31, 2022				December 31, 2021	
	Weighted - Average Interest Rate	Capacity	Commercial Paper Issuances (d)	Unused Capacity	Weighted - Average Interest Rate	Commercial Paper Issuances (d)
PPL Capital Funding (a)	4.84%	$ 1,350	$ 561	$ 789		$ —
PPL Electric	4.74%	650	145	505		—
LG&E (b)	4.94%	500	180	320	0.31%	69
KU (c)	4.90%	400	101	299		—
Total		$ 2,900	$ 987	$ 1,913		$ 69

(a) PPL Capital Funding's obligations are fully and unconditionally guaranteed by PPL.
(b) In August 2022, LG&E increased the size of their commercial paper program to $500 million.
(c) In August 2022, KU increased the size of their commercial paper program to $400 million.
(d) Commercial paper issued reflects the undiscounted face value of the issuance.

(PPL Electric, LG&E and KU)

See Note 15 for a discussion of intercompany borrowings.

Long-term Debt *(All Registrants)*

			December 31,	
	Weighted-Average Rate (d)	Maturities (d)	2022	2021
PPL				
Senior Unsecured Notes	3.95 %	2026 - 2047	$ 3,066	$ 1,566
Senior Secured Notes/First Mortgage Bonds (a) (b) (c)	4.06 %	2023 - 2050	8,957	9,205
Junior Subordinated Notes	7.39 %	2067	480	480
Term Loan Credit Facility	5.21 %	2024	850	—
Total Long-term Debt before adjustments			13,353	11,251

	Weighted-Average Rate (d)	Maturities (d)	December 31, 2022	2021
Unamortized premium and (discount), net			(32)	(34)
Unamortized debt issuance costs			(78)	(77)
Total Long-term Debt			13,243	11,140
Less current portion of Long-term Debt			354	474
Total Long-term Debt, noncurrent			$ 12,889	$ 10,666
PPL Electric				
Senior Secured Notes/First Mortgage Bonds (a) (b)	4.26 %	2023 - 2049	$ 4,289	$ 4,539
Term Loan Credit Facility	5.17 %	2024	250	—
Total Long-term Debt Before Adjustments			4,539	4,539
Unamortized discount			(22)	(22)
Unamortized debt issuance costs			(31)	(33)
Total Long-term Debt			4,486	4,484
Less current portion of Long-term Debt			340	474
Total Long-term Debt, noncurrent			$ 4,146	$ 4,010
LG&E				
Senior Secured Notes/First Mortgage Bonds (a) (c)	3.70 %	2025 - 2049	$ 2,024	$ 2,024
Term Loan Credit Facility	5.22 %	2024	300	—
Total Long-term Debt Before Adjustments			2,324	2,024
Unamortized discount			(4)	(4)
Unamortized debt issuance costs			(13)	(14)
Total Long-term Debt			2,307	2,006
Less current portion of Long-term Debt			—	—
Total Long-term Debt, noncurrent			$ 2,307	$ 2,006
KU				
Senior Secured Notes/First Mortgage Bonds (a) (c)	4.00 %	2023 - 2050	$ 2,642	$ 2,642
Term Loan Credit Facility	5.22 %	2024	300	—
Total Long-term Debt Before Adjustments			2,942	2,642
Unamortized premium			5	5
Unamortized discount			(9)	(9)
Unamortized debt issuance costs			(18)	(20)
Total Long-term Debt			2,920	2,618
Less current portion of Long-term Debt			13	—
Total Long-term Debt, noncurrent			$ 2,907	$ 2,618

(a)   Includes PPL Electric's senior secured and first mortgage bonds that are secured by the lien of PPL Electric's 2001 Mortgage Indenture, which covers substantially all of PPL Electric's tangible distribution properties and certain of its tangible transmission properties located in Pennsylvania, subject to certain exceptions and exclusions. The carrying value of PPL Electric's property, plant and equipment was approximately $11.8 billion and $11.3 billion at December 31, 2022 and 2021.

Includes LG&E's first mortgage bonds that are secured by the lien of the LG&E 2010 Mortgage Indenture which creates a lien, subject to certain exceptions and exclusions, on substantially all of LG&E's real and tangible personal property located in Kentucky and used or to be used in connection with the generation, transmission and distribution of electricity and the storage and distribution of natural gas. The aggregate carrying value of the property subject to the lien was $5.8 billion and $5.7 billion at December 31, 2022 and 2021.

Includes KU's first mortgage bonds that are secured by the lien of the KU 2010 Mortgage Indenture which creates a lien, subject to certain exceptions and exclusions, on substantially all of KU's real and tangible personal property located in Kentucky and used or to be used in connection with the generation, transmission and distribution of electricity. The aggregate carrying value of the property subject to the lien was $7.1 billion and $6.9 billion at December 31, 2022 and 2021.

(b) Includes PPL Electric's series of senior secured bonds that secure its obligations to make payments with respect to each series of Pollution Control Bonds that were issued by the LCIDA and the PEDFA on behalf of PPL Electric. These senior secured bonds were issued in the same principal amount, contain payment and redemption provisions that correspond to and bear the same interest rate as such Pollution Control Bonds. These senior secured bonds were issued under PPL Electric's 2001 Mortgage Indenture and are secured as noted in (a) above. The tax-exempt revenue bonds are subject to mandatory redemption upon determination that the interest rate on the bonds would be included in the holders' gross income for federal tax purposes.

Includes $250 million of notes that may be called at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

(c) Includes LG&E's and KU's series of first mortgage bonds that were issued to the respective trustees of tax-exempt revenue bonds to secure its respective obligations to make payments with respect to each series of bonds. The first mortgage bonds were issued in the same principal amounts, contain payment and redemption provisions that correspond to and bear the same interest rate as such tax-exempt revenue bonds. These first mortgage bonds were issued under the LG&E 2010 Mortgage Indenture and the KU 2010 Mortgage Indenture and are secured as noted in (a) above. The related tax-exempt revenue bonds were issued by various governmental entities, principally counties in Kentucky, on behalf of LG&E and KU. The related revenue bond documents allow LG&E and KU to convert the interest rate mode on the bonds from time to time to a commercial paper rate, daily rate, weekly rate, term rate of at least one year or, in some cases, an auction rate or a LIBOR index rate. At December 31, 2022, the aggregate tax-exempt revenue bonds issued on behalf of LG&E and KU that were in a term rate mode totaled $782 million for PPL, comprised of $473 million and $309 million for LG&E and KU. At December 31, 2022, the aggregate tax-exempt revenue bonds issued on behalf of LG&E and KU that were in a variable rate mode totaled $66 million and $33 million for LG&E and KU. These variable rate tax-exempt revenue bonds are subject to tender for purchase by LG&E and KU at the option of the holder and to mandatory tender for purchase by LG&E and KU upon the occurrence of certain events.

(d) The table reflects principal maturities only, based on stated maturities, sinking fund requirements, or earlier put dates, and the weighted-average rates as of December 31, 2022.

The aggregate maturities of long-term debt, based on sinking fund requirements, stated maturities or earlier put dates, for the periods 2023 through 2027 and thereafter are as follows:

	PPL		PPL Electric		LG&E		KU	
2023	$	354	$	340	$	—	$	13
2024		1,501		900		300		300
2025		551		—		300		250
2026		904		—		90		164
2027		303		108		195		—
Thereafter		9,740		3,191		1,439		2,215
Total	$	13,353	$	4,539	$	2,324	$	2,942

(PPL and PPL Electric)

In August 2022, the Lehigh County Industrial Development Authority remarketed $108 million of Pollution Control Revenue Refunding Bonds (PPL Electric Utilities Corporation Project), 2016 Series B due 2027 previously issued on behalf of PPL Electric. The bonds were remarketed at a long-term rate and will bear interest at 2.63% through their maturity date of February 15, 2027.

In September 2022, the Lehigh County Industrial Development Authority remarketed $116 million of Pollution Control Revenue Refunding Bonds (PPL Electric Utilities Corporation Project), 2016 Series A due 2029 previously issued on behalf of PPL Electric. The bonds were remarketed at a long-term rate and will bear interest at 3.00% through their maturity date of September 1, 2029.

(PPL Electric, LG&E and KU)

See Note 15 for additional information related to intercompany borrowings.

Legal Separateness *(All Registrants)*

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of PPL's subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, PPL is not liable for the debts of its subsidiaries, nor are its subsidiaries liable for the debts of one another. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL or its other subsidiaries absent a specific contractual undertaking by PPL or its other subsidiaries to pay the creditors or as required by applicable law or regulation.

Similarly, the subsidiaries of PPL Electric are each separate legal entities. These subsidiaries are not liable for the debts of PPL Electric. Accordingly, creditors of PPL Electric may not satisfy its debts from the assets of its subsidiaries absent a specific contractual undertaking by a subsidiary to pay the creditors or as required by applicable law or regulation. Similarly, PPL Electric is not liable for the debts of its subsidiaries, nor are its subsidiaries liable for the debts of one another. Accordingly, creditors of these subsidiaries may not satisfy their debts from the assets of PPL Electric (or its other subsidiaries) absent a specific contractual undertaking by PPL Electric or any such other subsidiary to pay such creditors or as required by applicable law or regulation.

(PPL)

Equity Securities

<u>Share Repurchases</u>

In August 2021, PPL's Board of Directors authorized share repurchases of up to $3 billion of PPL common shares. In 2021, PPL repurchased approximately $1 billion of PPL common shares. There were no share repurchases during the year ended December 31, 2022. Any additional amounts to be repurchased pursuant to this authority will depend on various factors, including PPL's share price and market conditions. PPL may purchase shares on each trading day subject to market conditions and principles of best execution.

Distributions and Related Restrictions

In November 2022, PPL declared its quarterly common stock dividend, payable January 3, 2023, at 22.50 cents per share (equivalent to 0.90 cents per annum). On February 17, 2023, PPL announced a quarterly common stock dividend of 24.00 cents per share, payable April 3, 2023, to shareowners of record as of March 10, 2023. Future dividends will be declared at the discretion of the Board of Directors and will depend upon future earnings, cash flows, financial and legal requirements and other factors.

Neither PPL Capital Funding nor PPL may declare or pay any cash dividend or distribution on its capital stock during any period in which PPL Capital Funding defers interest payments on its 2007 Series A Junior Subordinated Notes due 2067. At December 31, 2022, no interest payments were deferred.

RIE has $3 million of certain issues of non-participating cumulative preferred stock outstanding that can be redeemed at the option of RIE. There are no mandatory redemption provisions on the cumulative preferred stock. Dividends on the cumulative preferred stock accrue quarterly and are prior to any dividends on the common stock of RIE. Pursuant to the preferred stock arrangement, as long as any preferred stock is outstanding, certain restrictions on payment of common stock dividends would come into effect if the common stock equity of RIE was, or by reason of payment of such dividends became, less than 25% of total capitalization of RIE. RIE was current on the preferred stock dividends and was in compliance with this covenant and accordingly, was not restricted as to the payment of common stock dividends under the foregoing provisions as of December 31, 2022.

(All Registrants)

PPL relies on dividends or loans from its subsidiaries to fund PPL's dividends to its common shareholders. The net assets of certain PPL subsidiaries are subject to legal restrictions. LG&E, KU and PPL Electric are subject to Section 305(a) of the Federal Power Act, which makes it unlawful for a public utility to make or pay a dividend from any funds "properly included in capital account." The meaning of this limitation has never been clarified under the Federal Power Act. LG&E, KU and PPL Electric believe, however, that this statutory restriction, as applied to their circumstances, would not be construed or applied by the FERC to prohibit the payment from retained earnings of dividends that are not excessive and are for lawful and legitimate business purposes. In February 2012, LG&E and KU petitioned the FERC requesting authorization to pay dividends in the future based on retained earnings balances calculated without giving effect to the impact of purchase accounting adjustments for PPL's 2010 acquisition of LG&E and KU. In May 2012, the FERC approved the petitions with the further condition that each utility may not pay dividends if such payment would cause its adjusted equity ratio to fall below 30% of total capitalization. Accordingly, at December 31, 2022, net assets of $1.4 billion for LG&E and $1.9 billion for KU were restricted for purposes of paying dividends to LKE, and net assets of $1.8 billion for LG&E and $2.1 billion for KU were available for payment of dividends to LKE. LG&E and KU believe they will not be required to change their current dividend practices as a result of the foregoing requirement. In addition, under Virginia law, KU is prohibited from making loans to affiliates without the prior approval of the VSCC. There are no comparable statutes under Kentucky law applicable to LG&E and KU, or under Pennsylvania law applicable to PPL Electric. However, orders from the KPSC require LG&E and KU to obtain prior consent or approval before lending amounts to PPL.

9. Acquisitions, Development and Divestitures

(PPL)

Acquisitions

Acquisition of Narragansett Electric

On May 25, 2022, PPL Rhode Island Holdings acquired 100% of the outstanding shares of common stock of Narragansett Electric from National Grid U.S., a subsidiary of National Grid plc (the Acquisition). Narragansett Electric, whose service area covers substantially all of Rhode Island, is primarily engaged in the transmission and distribution of electricity and distribution of natural gas. The Acquisition expands PPL's portfolio of regulated natural gas and electricity transmission and distribution assets, has improved PPL's credit metrics and is expected to enhance long term earnings growth. Following the closing of the Acquisition, Narragansett Electric provides services doing business under the name Rhode Island Energy (RIE).

The consideration for the Acquisition consisted of approximately $3.8 billion in cash and approximately $1.5 billion of long-term debt assumed through the transaction. The fair value of the consideration paid for Narragansett Electric was as follows (in billions):

Aggregate enterprise consideration	$	5.3
Less: fair value of assumed long-term debt outstanding		1.5
Total cash consideration	$	3.8

The $3.8 billion total cash consideration paid was funded with proceeds from PPL's 2021 sale of its U.K. utility business.

In connection with the Acquisition, National Grid USA Service Company, Inc., National Grid U.S. and Narragansett Electric have entered into a transition services agreement (TSA), pursuant to which National Grid has agreed to provide certain transition services to Narragansett Electric to facilitate the transition of the operation of Narragansett Electric to PPL following the Acquisition, as agreed upon in the Narragansett SPA. The TSA is for an initial two-year term and is subject to extension as necessary to complete the successful transition. TSA costs of $123 million were incurred for the twelve month period ended December 31, 2022.

Acquisition Approval

The Acquisition required certain approvals or waivers, including, among others, approval of National Grid USA's shareholders, authorizations or waivers from the Rhode Island Division of Public Utilities and Carriers, the Massachusetts Department of

Public Utilities, the Federal Communications Commission (FCC), and the FERC, as well as review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. All such approvals were received prior to closing of the Acquisition.

Commitments to the Rhode Island Division of Public Utilities and Carriers and the Attorney General of the State of Rhode Island

As a condition to the Acquisition, PPL made certain commitments to the Rhode Island Division of Public Utilities and Carriers and the Attorney General of the State of Rhode Island. As a result:

- RIE provided a credit to all its electric and natural gas distribution customers in the total amount of $50 million ($40 million net of tax benefit). Based on the relative number of electric distribution customers and natural gas distribution customers as of November 1, 2022, RIE refunded, in the form of a bill credit, $33 million to electric customers and $17 million to natural gas customers of amounts collected from customers since the Acquisition date. Each electric customer received the same credit, and each natural gas customer received the same credit. A reduction of revenue and a regulatory liability of $50 million for the amounts refunded were recorded during the quarter ended September 30, 2022. These credits were issued during the fourth quarter of 2022. The amounts refunded will not impact RIE's earnings sharing regulatory mechanism.
- RIE forgave approximately $44 million ($21 million net of allowance for doubtful accounts) in arrearages for low-income and protected residential customers, which represents 100% of the arrearages over 90 days for those customers as of March 31, 2022. PPL deemed these accounts uncollectible and fully reserved for them as of September 30, 2022, resulting in an increase to "Other operations and maintenance expense" on the Statement of Income of $23 million for the year ended December 31, 2022.
- RIE will not file a base rate case seeking an increase in base distribution rates for natural gas and/or electric service sooner than three years from the Acquisition date, and RIE will not submit a request for a change in base rates unless and until there is at least twelve months of operating experience under PPL's exclusive leadership and after the TSA with National Grid terminates.
- RIE will forgo potential recovery of any and all transition costs which PPL estimates will be approximately $408 million through June 30, 2024, and includes (1) the installation of certain information technology systems; (2) modification and enhancements to physical facilities in Rhode Island; and (3) incurring costs related to severance payments, communications and branding changes, and other transition related costs. These costs, which are being expensed as incurred, were $181 million for the year ended December 31, 2022.
- RIE will not seek to recover any transaction costs related to the Acquisition, which were $27 million through December 31, 2022, including $18 million for the year ended December 31, 2022 recorded in "Other operations and maintenance" on the Statement of Income.
- RIE will not seek to recover in rates any markup charged by National Grid U.S. and/or its affiliates under the TSA. These amounts were $3 million as of December 31, 2022.
- In June 2022, RIE expensed $20 million of regulatory assets as of the Acquisition date for the Gas Business Enablement (GBE) project and for certain Cybersecurity/IT investments related to GBE. The expense was recorded to "Other operations and maintenance" on the Statements of Income for the year ended December 31, 2022. RIE will not seek to recover these regulatory assets from customers in any future proceedings.
- RIE will exclude all goodwill from the ratemaking capital structure.
- RIE will hold harmless Rhode Island customers from any changes to Accumulated Deferred Income Taxes (ADIT) as a result of the Acquisition. RIE reserves the right to seek rate adjustments based on future changes to ADIT that are not related to the Acquisition.
- RIE will not increase its revenue requirement to a level higher than what would exist in the absence of the Acquisition as a result of any restatement of pension and other post-retirement benefits plan assets and liabilities to fair value after the close of the Acquisition.
- Rhode Island Holdings contributed $2.5 million to the Rhode Island Commerce Corporation's Renewable Energy Fund and will not use any of the $2.5 million to meet its pre-existing renewable energy credit goals in Rhode Island or any other state. This contribution was made during the year ended December 31, 2022 and was recorded in "Other Income (Expense)" on the Statement of Income.

- RIE will make available up to $2.5 million for the Rhode Island Attorney General to utilize as needed in evaluating PPL's report on RIE's specific decarbonization goals to support Rhode Island's 2021 Act on Climate or to assess the future of the gas distribution business in Rhode Island. This amount was accrued during the year ended December 31, 2022 and was recorded in "Other Income (Expense) - net" on the Statement of Income.
- Various other operational and reporting commitments have been established.

Purchase Price Allocation

The operations of Narragansett Electric are subject to the accounting for certain types of regulation as prescribed by GAAP. The carrying value of Narragansett Electric's assets and liabilities subject to rate-setting and cost recovery provisions provide revenues derived from costs, including a return on investment of net assets and liabilities included in rate base. As such, the fair values of these assets and liabilities equal their carrying values. Accordingly, neither the assets acquired or liabilities assumed, nor the unaudited pro forma financial information presented below, reflect any adjustments related to these amounts.

As of December 31, 2022, the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was $1,586 million, which has been recorded as goodwill. PPL has elected to not reflect the effects of purchase accounting in the separate financial statements of RIE or PPL's Rhode Island Regulated segment. Accordingly, the Rhode Island Regulated segment includes $725 million of acquired legacy goodwill. The remaining excess purchase price of $861 million is included in PPL's Corporate and Other category for segment reporting purposes. The goodwill reflects the value paid for the expected continued growth of a rate-regulated business located in a defined service area with a constructive regulatory environment, the ability of PPL to leverage its assembled workforce to take advantage of those growth opportunities and the attractiveness of stable, growing cash flows. The tax goodwill is deductible for income tax purposes over a 15 year period, and as such, deferred taxes will be recorded as the tax deductions are taken.

The table below shows the preliminary allocation of the purchase price to the assets acquired and liabilities assumed that were recorded in PPL's Consolidated Balance Sheet as of the Acquisition date. The allocation is subject to change during the one-year measurement period as additional information is obtained about the facts and circumstances that existed at closing. As a result, the amount of goodwill included below may change by a material amount as PPL finalizes the allocation of the purchase price. Adjustments to certain assets acquired and liabilities assumed resulted in an increase in goodwill of $5 million since the initial purchase price allocation as of the Acquisition date.

	Purchase Price Allocation as of December 31, 2022
Assets	
Current Assets	
Cash and Cash Equivalents	$ 154
Accounts Receivable (a)	195
Unbilled Revenues	54
Price Risk Management Assets	99
Regulatory Assets	75
Other Current Assets	65
Total Current Assets	**642**
Noncurrent Assets	
Property, Plant and Equipment, net	3,988
Regulatory Assets	395
Goodwill	1,586
Other Noncurrent Assets	166
Total Noncurrent Assets	**6,135**
Total Assets	$ **6,777**

	Purchase Price Allocation as of December 31, 2022
Liabilities	
Current Liabilities	
Long-Term Debt Due Within One Year	$ 14
Accounts Payable	180
Taxes Accrued	44
Regulatory Liabilities	239
Other Current Liabilities	198
Total Current Liabilities	**675**
Noncurrent Liabilities	
Long-Term Debt	1,496
Regulatory Liabilities	643
Other Deferred Credits and Noncurrent Liabilities	143
Noncurrent Liabilities	**2,282**
Total Purchase Price (Balance Sheet Net Assets)	$ **3,820**

(a) Amounts represent fair value as of May 25, 2022. The gross contractual amount is $255 million. Cash flows not expected to be collected as of May 25, 2022 were $60 million.

Pro Forma Financial Information

The actual RIE Operating Revenues and Net income attributable to PPL included in PPL's Statement of Income for the period ended December 31, 2022, and PPL's unaudited pro forma 2022 and 2021 Operating Revenues and Net Income (Loss) attributable to PPL, including RIE, as if the Acquisition had occurred on January 1, 2021 are as follows.

	Operating Revenues	Net Income (Loss)
Actual RIE results included from May 25, 2022 - December 31, 2022 (a)	$ 1,038	$ (44)
PPL Pro Forma for the year ended 2022	8,667	790
PPL Pro Forma for the year ended 2021	7,478	159

(a) Net Income (Loss) includes expenses of $98 million (pre-tax) related to commitments made as a condition of the Acquisition.

The pro forma financial information presented above has been derived from the historical consolidated financial statements of PPL and Narragansett Electric. Non-recurring items included in the 2022 pro forma financial information include: (a) $18 million (pre-tax) of transaction costs related to the Acquisition, primarily for advisory, accounting and legal fees incurred, (b) $223 million (pre-tax) of Acquisition integration costs, (c) a $50 million reduction of revenue (pre-tax), write-offs of $43 million (pre-tax) of certain accounts receivable and regulatory assets of RIE and $5 million (pre-tax) of expenses accrued in support of Rhode Island's decarbonization goals, all of which were conditions of the Acquisition, and (d) the income tax effect of these items, which was tax effected at the statutory federal income tax rate of 21%.

Non-recurring items included in the 2021 pro forma financial information include: (a) $38 million (pre-tax) of Acquisition integration costs and (b) the income tax effect of this item, which was tax effected at the statutory federal income tax rate of 21%. Losses from the discontinued operations (net of income taxes) of PPL of $1,498 million in 2021 were excluded from the pro forma amount above.

Divestitures

<u>Sale of Safari Holdings</u>

On September 29, 2022, PPL signed a definitive agreement to sell all of Safari Holdings membership interests to Aspen Power Services, LLC (Aspen Power). On November 1, 2022, PPL completed the sale (the Transaction).

A loss on sale of $60 million ($46 million net of tax benefit) was recorded in "Other operation and maintenance" on the Statement of Income for the year ended December 31, 2022. As a result of the Transaction, $53 million of goodwill previously presented in the Corporate and Other category for segment reporting purposes was written-off.

The accounting for the closing of the Transaction was substantially completed in the fourth quarter of 2022. Final closing adjustments are expected to be completed in the first quarter of 2023.

In connection with the closing of the Transaction, PPL provided certain guarantees and other assurances. See Note 14 to the Financial Statements for additional information.

<u>Discontinued Operations</u>

Sale of the U.K. Utility Business

On June 14, 2021, PPL WPD Limited completed the sale of PPL's utility business to National Grid Holdings One plc (National Grid U.K.), a subsidiary of National Grid plc. The transaction resulted in cash proceeds of $10.7 billion inclusive of foreign currency hedges executed by PPL. PPL received net proceeds, after taxes and fees, of $10.4 billion. PPL WPD Limited agreed to indemnify National Grid U.K. for certain tax related matters. See Note 14 for additional information. PPL has not had and will not have any significant involvement with the U.K. utility business since completion of the sale.

Summarized Results of Discontinued Operations

The operations of the U.K. utility business are included in "Income (Loss) from Discontinued Operations (net of income taxes)" on the Statements of Income. Following are the components of discontinued operations in the Statements of Income for the years ended December 31:

	2022		2021		2020
Operating Revenues	$	—	$ 1,344	$	2,133
Operating Expenses		—	467		916
Other Income (Expense) - net		—	202		167
Interest Expense (a)		—	209		367
Income before income taxes		—	870		1,017
Loss on sale		—	(1,609)		—
Income tax (benefit) expense		(42)	759		188
Income (Loss) from Discontinued Operations (net of income taxes)	$	42	$ (1,498)	$	829

(a)   No interest from corporate level debt was allocated to discontinued operations.

10. Leases

(All Registrants)

LG&E and KU have entered into various operating leases primarily for office space, vehicles and railcars. The leases generally have fixed payments with expiration dates ranging from 2023 to 2040, some of which have options to extend the leases from one year to ten years and some have options to terminate at LG&E's and KU's discretion.

PPL has also entered into various operating leases primarily for office and warehouse space. These leases generally have fixed payments with expiration dates ranging from 2024 through 2030. RIE has various operating leases, primarily related to a transmission line, buildings, land, and fleet vehicles used to support the electric and gas operations, with lease terms ranging between 1 and 50 years. In measuring lease liabilities, the Company excludes variable lease payments, other than those that depend on an index or rate, or are in substance fixed payments, and includes lease payments made at or before the commencement date. The variable lease payments were not material for the year ended December 31, 2022.

PPL Electric also has operating leases which do not have a significant impact to its operations.

(PPL, LG&E and KU)

Lessee Transactions

The following table provides the components of lease cost for the Registrants' operating leases for the years ended December 31:

	2022	2021	2020
PPL			
Lease cost:			
Operating lease cost	$ 20	$ 24	$ 28
Short-term lease cost	6	6	7
Total lease cost	$ 26	$ 30	$ 35
LG&E			
Lease cost:			
Operating lease cost	$ 6	$ 6	$ 8
Short-term lease cost	1	1	1
Total lease cost	$ 7	$ 7	$ 9
KU			
Lease cost:			
Operating lease cost	$ 9	$ 10	$ 13
Short-term lease cost	2	1	1
Total lease cost	$ 11	$ 11	$ 14

The following table provides other key information related to the Registrants' operating leases at December 31:

	2022	2021	2020
PPL			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 26	$ 23	$ 24
Right-of-use asset obtained in exchange for new operating lease liabilities	15	12	17
LG&E			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 8	$ 6	$ 7
Right-of-use asset obtained in exchange for new operating lease liabilities	4	4	6
KU			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 12	$ 10	$ 11
Right-of-use asset obtained in exchange for new operating lease liabilities	5	7	9

The following table provides the total future minimum rental payments for operating leases, as well as a reconciliation of these undiscounted cash flows to the lease liabilities recognized on the Balance Sheets as of December 31, 2022.

	PPL	LG&E	KU
2023	$ 24	$ 6	$ 9
2024	17	5	7
2025	12	3	4
2026	5	1	1
2027	4	1	—
Thereafter	7	—	—
Total	$ 69	$ 16	$ 21
Weighted-average discount rate	3.1%	3.17%	3.4%
Weighted-average remaining lease term (in years)	4	3	3
Current lease liabilities (a)	$ 22	$ 6	$ 8
Non-current lease liabilities (a)	42	9	12
Right-of-use assets (b)	60	13	19

(a)   Current lease liabilities are included in "Other Current Liabilities" on the Balance Sheets. Non-current lease liabilities are included in "Other deferred credits and noncurrent liabilities" on the Balance Sheets. The difference between the total future minimum lease payments and the recorded lease liabilities is due to the impact of discounting.

(b)   Right-of-use assets are included in "Other noncurrent assets" on the Balance Sheets.

Lessor Transactions

Third parties leased land from LG&E and KU at certain generation plants to produce refined coal used to generate electricity. The leases were operating leases and expired in 2021. Payments were allocated among lease and non-lease components as stated in the agreements. Lease payments were fixed or determined based on the amount of refined coal used in electricity generation at the facility. Payments received were primarily recorded as a regulatory liability and amortized in accordance with regulatory approvals. There are certain leases in which RIE is the lessor. Revenue under such leases was immaterial for the year ended December 31, 2022.

The following table shows the lease income recognized for the years ended December 31:

	2022	2021	2020
PPL	$ 6	11	16
LG&E	2	5	6
KU	—	5	9

11. Stock-Based Compensation

(PPL and PPL Electric)

Under the SIP and the ICPKE (together, the Plans), restricted shares of PPL common stock, restricted stock units, performance units and stock options may be granted to officers and other key employees of PPL, PPL Electric and other affiliated companies. Awards under the Plans are made by the Compensation Committee of the PPL Board of Directors, in the case of the SIP, and by the PPL Corporate Leadership Council (CLC), in the case of the ICPKE.

The following table details the award limits under each of the Plans.

Plan	Total Plan Award Limit (Shares)	Annual Grant Limit Total As % of Outstanding PPL Common Stock On First Day of Each Calendar Year	Annual Grant Limit Options (Shares)	Annual Grant Limit For Individual Participants - Performance Based Awards	
				For awards denominated in shares (Shares)	For awards denominated in cash (in dollars)
SIP	15,000,000		2,000,000	750,000	$ 15,000,000
ICPKE	14,199,796	2 %	3,000,000		

Any portion of these awards that has not been granted may be carried over and used in any subsequent year. If any award lapses, the rights of the participant terminate, or, with respect to certain awards, is forfeited, and the shares of PPL common stock underlying such an award are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued PPL common stock, common stock held in treasury by PPL or PPL common stock purchased on the open market (including private purchases) in accordance with applicable securities laws.

Restricted Stock Units

Restricted stock units represent the right to receive shares of PPL common stock in the future, generally three years after the date of grant, in an amount based on the fair value of PPL common stock on the date of grant.

Under the SIP, each restricted stock unit entitles the grant recipient to accrue additional restricted stock units equal to the amount of quarterly dividends paid on PPL stock. These additional restricted stock units are deferred and payable in shares of PPL common stock at the end of the restriction period. Dividend equivalents on restricted stock unit awards granted under the ICPKE are currently paid in cash when dividends are declared by PPL.

The fair value of restricted stock units granted is recognized on a straight-line basis over the restriction period or through the date at which the employee reaches retirement eligibility. The fair value of restricted stock units granted to retirement-eligible employees is recognized as compensation expense immediately upon the date of grant. Recipients of restricted stock units granted under the ICPKE may also be granted the right to receive dividend equivalents through the end of the restriction period or until the award is forfeited. Restricted stock units are subject to forfeiture or accelerated payout under the plan provisions for termination, retirement, disability and death of employees. Restrictions lapse on restricted stock units fully, in certain situations, as defined by each of the Plans.

The weighted-average grant date fair value of restricted stock units granted was:

	2022	2021	2020
PPL	$ 27.52	$ 28.00	$ 35.30
PPL Electric	26.66	27.96	35.37

Restricted stock unit activity for 2022 was:

	Restricted Shares/Units		Weighted-Average Grant Date Fair Value Per Share
PPL			
Nonvested, beginning of period	1,004,583	$	31.19
Granted	620,708		27.52
Vested	(427,095)		31.55
Forfeited	(15,779)		29.61
Nonvested, end of period	1,182,417		29.16
PPL Electric			
Nonvested, beginning of period	131,287	$	31.50
Transfer between registrants	(30,353)		30.03
Granted	51,832		26.66
Vested	(41,233)		32.19
Forfeited	(1,747)		32.19
Nonvested, end of period	109,786		28.91

Substantially all restricted stock unit awards are expected to vest.

The total fair value of restricted stock units vesting for the years ended December 31 was:

	2022	2021	2020
PPL	$ 12	$ 8	$ 19
PPL Electric	1	1	3

Performance Units - Total Shareowner Return

Performance units based on relative Total Shareowner Return (TSR) are intended to encourage and reward future corporate performance. Performance units represent a target number of shares (Target Award) of PPL's common stock that the recipient would receive upon PPL's attainment of the applicable performance goal. Performance is determined based on TSR during a three-year performance period. At the end of the period, payout is determined by comparing PPL's performance to the TSR of the companies included in the PHLX Utility Sector Index. Awards are payable on a graduated basis based on thresholds that measure PPL's performance relative to peers that comprise the applicable index on which each year's awards are measured. Awards can be paid up to 200% of the Target Award or forfeited with no payout if performance is below a minimum established performance threshold. Dividends payable during the performance cycle accumulate and are converted into additional performance units and are payable in shares of PPL common stock upon completion of the performance period based on the Compensation Committee's determination of achievement of the performance goals. Under the plan provisions, TSR performance units are subject to forfeiture upon termination of employment other than retirement, one year or more from commencement of the performance period, disability or death of an employee.

The fair value of TSR performance units granted to retirement-eligible employees is recognized as compensation expense on a straight-line basis over a one-year period, the minimum vesting period required for an employee to be entitled to payout of the awards with no proration. For employees who are not retirement-eligible, compensation expense is recognized over the shorter of the three-year performance period or the period until the employee is retirement-eligible, with a minimum vesting and recognition period of one-year. If an employee retires before the one-year vesting period, the performance units are forfeited. Performance units vest on a pro rata basis, in certain situations, as defined by each of the Plans.

The fair value of each performance unit granted was estimated using a Monte Carlo pricing model that considers stock beta, a risk-free interest rate, expected stock volatility and expected life. The stock beta was calculated comparing the risk of the individual securities to the average risk of the companies in the index group. The risk-free interest rate reflects the yield on a

U.S. Treasury bond commensurate with the expected life of the performance unit. Volatility over the expected term of the performance unit is calculated using daily stock price observations for PPL and all companies in the index group and is evaluated with consideration given to prior periods that may need to be excluded based on events not likely to recur that had impacted PPL and the companies in the index group. PPL uses a mix of historic and implied volatility to value awards.

The weighted-average assumptions used in the model were:

	2022	2021	2020
Expected stock volatility	22.79%	27.81%	15.64%
Expected life	3 years	3 years	3 years

The weighted-average grant date fair value of TSR performance units granted was:

	2022	2021	2020
PPL	$ 34.27	$ 32.44	$ 37.63
PPL Electric	34.42	32.92	38.64

TSR performance unit activity for 2022 was:

	TSR Performance Units	Weighted-Average Grant Date Fair Value Per Share
PPL		
Nonvested, beginning of period	633,773	$ 34.68
Granted	298,795	34.27
Forfeited (a)	(245,861)	35.48
Nonvested, end of period	686,707	34.21
PPL Electric		
Nonvested, beginning of period	15,354	$ 34.36
Granted	14,238	34.42
Forfeited (a)	(3,113)	35.58
Nonvested, end of period	26,479	34.25

(a) Primarily related to the forfeiture of 2019 domestic performance units as performance during the period was below the minimum established performance threshold, which resulted in no payout.

For the year ended December 31, 2021, $2 million of TSR performance units vested. All awards vested were associated with the sale of the U.K. utility business. See Note 9 for additional information on the sale of the U.K. utility business. No TSR performance units vested for the years ended December 31, 2022 and 2020. Amounts for PPL Electric are insignificant.

Performance Units - Return on Equity

In 2017, PPL changed its executive compensation mix to add performance units based on achievement of a corporate Return on Equity (ROE). ROE performance units were intended to further align compensation with the company's strategy and reward for future corporate performance. The Compensation Committee, eliminated the use of ROE performance units due to changes in its long-term incentive mix beginning in January 2022.

Payout of these performance units will be based on the calculated average of the annual corporate ROE for each year of the three-year performance period for PPL Corporation. In light of the transformational nature of the sale of the U.K. utility business in 2021, PPL's ROE-based performance units issued for 2021 were based on a one-year performance period from January 1, 2021 to December 31, 2021; however, these units retained the three year vesting schedule and other characteristics. ROE performance units represent a target number of shares (Target Award) of PPL's common stock that the recipient would receive upon PPL's attainment of the applicable ROE performance goal. ROE performance units can be paid up to 200% of the

Target Award or forfeited with no payout if performance is below a minimum established performance threshold. Dividends payable during the performance cycle accumulate and are converted into additional performance units and are payable in shares of PPL common stock upon completion of the performance period based on the Compensation Committee's determination of achievement of the performance goals. Under the plan provisions, these performance units are subject to forfeiture upon termination of employment other than retirement, disability or death of an employee.

The fair value of each ROE performance unit is based on the closing price of PPL Common Stock on the date of grant. The fair value of ROE performance units is recognized on a straight-line basis over the service period or through the date at which the employee reaches retirement eligibility. The fair value awards granted to retirement-eligible employees is recognized as compensation expense immediately upon the date of grant. As these awards are based on performance conditions, the level of attainment is monitored each reporting period and compensation expense is adjusted based on the expected attainment level.

The weighted-average grant date fair value of ROE performance units granted was:

	2022	2021	2020
PPL	$ 30.81	$ 30.08	$ 34.95
PPL Electric	30.70	29.39	35.59

ROE performance unit activity for 2022 was:

	ROE Performance Unit	Weighted-Average Grant Date Fair Value Per Share
PPL		
Nonvested, beginning of period	722,353	$ 31.28
Granted (a)	257,199	30.81
Vested	(470,182)	30.76
Nonvested, end of period	509,370	31.53
PPL Electric		
Nonvested, beginning of period	15,354	$ 30.27
Granted (a)	3,663	30.70
Vested	(6,311)	30.78
Nonvested, end of period	12,706	30.14

(a) Represents attainment updates to the 2019 awards that paid out at 200% of target, as well as dividend equivalents that accumulated on outstanding 2020 and 2021 awards.

The total fair value of ROE performance units vesting for the years ended December 31 was:

	2022	2021	2020
PPL	$ 12	$ 16	$ 8
PPL Electric	—	—	1

Performance Units - Earnings Growth

Beginning in 2022, PPL changed its executive compensation mix to add performance units based on achievement of corporate earnings growth (EG) metrics. EG performance units are intended to further align executive compensation with the company's future strategy.

Payout of these performance units will be based on the earnings growth above the projected midpoint of ongoing earnings for the three-year performance period for PPL Corporation. EG performance units represent a target number of shares (Target Award) of PPL's common stock that the recipient would receive upon PPL's attainment of the applicable EG performance goal. EG performance units can be paid up to 200% of the Target Award or forfeited with no payout if performance is below a minimum established performance threshold. Dividends payable during the performance cycle accumulate and are converted into additional performance units and are payable in shares of PPL common stock upon completion of the performance period based on the Compensation Committee's determination of achievement of the performance goals. Under the plan provisions, these performance units are subject to forfeiture upon termination of employment other than retirement, disability or death of an employee.

The fair value of each EG performance unit is based on the closing price of PPL Common Stock on the date of grant. The fair value of EG performance units is recognized on a straight-line basis over the service period or through the date at which the employee reaches retirement eligibility. The fair value awards granted to retirement-eligible employees is recognized as compensation expense immediately upon the date of grant. As these awards are based on performance conditions, the level of attainment is monitored each reporting period and compensation expense is adjusted based on the expected attainment level.

The weighted-average grant date fair value of EG performance units granted was:

	2022
PPL	$ 29.29
PPL Electric	29.35

EG performance unit activity for 2022 was:

	EG Performance Unit	Weighted-Average Grant Date Fair Value Per Share
PPL		
Nonvested, beginning of period	—	$ —
Granted	141,880	29.29
Nonvested, end of period	141,880	29.29
PPL Electric		
Nonvested, beginning of period	—	$ —
Granted	6,888	29.35
Nonvested, end of period	6,888	29.35

Performance Units - Environmental, Social and Governance

Beginning in 2022, PPL changed its executive compensation mix to add performance units based on environmental, social and governance (ESG) metrics. ESG performance units are tied to climate-related performance and intended to further align executive compensation with the company's future strategy.

Payout of these performance units will be based on the attainment of reductions in company vehicle emissions and building energy use, as well as the retirement of Mill Creek Unit 1, a coal-fired generating facility in Kentucky. ESG performance units can be paid up to 200% of the Target Award or forfeited with no payout if performance is below a minimum established performance threshold. Dividends payable during the performance cycle accumulate and are converted into additional performance units and are payable in shares of PPL common stock upon completion of the performance period based on the Compensation Committee's determination of achievement of the performance goals. Under the plan provisions, these performance units are subject to forfeiture upon termination of employment other than retirement, disability or death of an employee.

The fair value of each ESG performance unit is based on the closing price of PPL Common Stock on the date of grant. The fair value of ESG performance units is recognized on a straight-line basis over the service period or through the date at which the employee reaches retirement eligibility. The fair value awards granted to retirement-eligible employees is recognized as compensation expense immediately upon the date of grant. As these awards are based on performance conditions, the level of attainment is monitored each reporting period and compensation expense is adjusted based on the expected attainment level.

The weighted-average grant date fair value of ESG performance units granted was:

	2022
PPL	$ 29.29
PPL Electric	29.35

ESG performance unit activity for 2022 was:

	ESG Performance Unit	Weighted-Average Grant Date Fair Value Per Share
PPL		
Nonvested, beginning of period	—	$ —
Granted	141,880	29.29
Nonvested, end of period	141,880	29.29
PPL Electric		
Nonvested, beginning of period	—	$ —
Granted	6,888	29.35
Nonvested, end of period	6,888	29.35

Stock Options

PPL's Compensation, Governance and Nominating Committee, now known as the Compensation Committee, eliminated the use of stock options due to changes in its long-term incentive mix beginning in January 2014.

Under the Plans, stock options had been granted with an option exercise price per share not less than the fair value of PPL's common stock on the date of grant. Options outstanding at December 31, 2022, are fully vested. All options expire no later than 10 years from the grant date. The options become exercisable immediately in certain situations, as defined by each of the Plans.

Stock option activity for 2022 was:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (years)	Aggregate Total Intrinsic Value
PPL				
Outstanding at beginning of period	766,002	$ 26.57		
Exercised	(594,450)	26.44		
Outstanding and exercisable at end of period	171,552	27.04	0.1	$ —

For 2022, 2021 and 2020, PPL received $18 million, $10 million and $8 million in cash from stock options exercised. The total intrinsic value of stock options exercised was insignificant in each of those years. The related income tax benefits realized were not significant.

Compensation Expense

Compensation expense for restricted stock, restricted stock units, performance units and stock options accounted for as equity awards was:

	2022	2021	2020
PPL	$ 36	$ 34	$ 28
PPL Electric	2	11	10

The income tax benefit related to above compensation expense was as follows:

	2022	2021	2020
PPL	$ 10	$ 10	$ 8
PPL Electric	1	3	3

At December 31, 2022, unrecognized compensation expense related to nonvested stock awards was:

	Unrecognized Compensation Expense	Weighted-Average Period for Recognition
PPL	$ 23	1.8
PPL Electric	2	1.8

12. Retirement and Postemployment Benefits

(All Registrants)

Defined Benefits

Certain employees of PPL's subsidiaries are eligible for pension benefits under non-contributory defined benefit pension plans with benefits based on length of service and final average pay, as defined by the plans. Effective January 1, 2012, PPL's primary defined benefit pension plan was closed to all newly hired salaried employees. Effective July 1, 2014, PPL's primary defined benefit pension plan was closed to all newly hired bargaining unit employees. Newly hired employees are eligible to participate in the PPL Retirement Savings Plan, a 401(k) savings plan with enhanced employer contributions.

The defined benefit pension plans of LKE and its subsidiaries were closed to new salaried and bargaining unit employees hired after December 31, 2005. Employees hired after December 31, 2005 receive additional company contributions above the standard matching contributions to their savings plans. The pension plans sponsored by LKE and LG&E were merged effective January 1, 2020 into the LG&E and KU Pension Plan. The merged plan is sponsored by LKE. LG&E and KU participate in this plan.

The Rhode Island defined benefit plans provide most union employees, as well as non-union employees hired before January 1, 2011, with a retirement benefit. Supplemental non-qualified, non-contributory executive retirement programs provide additional defined pension benefits for certain executives.

PPL and certain of its subsidiaries also provide supplemental retirement benefits to executives and other key management employees through unfunded nonqualified retirement plans.

Certain employees of PPL's subsidiaries are eligible for certain health care and life insurance benefits upon retirement through contributory plans. Effective January 1, 2014, the PPL Postretirement Medical Plan was closed to all newly hired salaried employees. Effective July 1, 2014, the PPL Postretirement Medical Plan was closed to all newly hired bargaining unit employees. Postretirement health benefits may be paid from 401(h) accounts established as part of the PPL Retirement Plan and the LG&E and KU Pension Plan within the PPL Services Corporation Master Trust, funded VEBA trusts and company funds.

The Rhode Island postretirement benefit plans provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must contribute to the cost of their coverage.

(PPL)

The following table provides the components of net periodic defined benefit costs (credits) for PPL's pension and other postretirement benefit plans for the years ended December 31.

	Pension Benefits			Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
Net periodic defined benefit costs (credits):						
Service cost	$ 51	$ 56	$ 56	$ 7	$ 6	$ 6
Interest cost	144	121	146	20	16	19
Expected return on plan assets	(276)	(255)	(246)	(28)	(23)	(21)
Amortization of:						
Prior service cost (credit)	8	8	9	1	1	1
Actuarial (gain) loss	51	93	89	(5)	(1)	—
Net periodic defined benefit costs (credits) prior to settlements and termination benefits	(22)	23	54	(5)	(1)	5
Settlements (a)	23	18	23	—	—	—
Net periodic defined benefit costs (credits)	$ 1	$ 41	$ 77	$ (5)	$ (1)	$ 5
Other Changes in Plan Assets and Benefit Obligations Recognized in OCI and Regulatory Assets/Liabilities - Gross:						
Net (loss)/gain allocated at acquisition	$ 33	$ —	$ —	$ (49)	$ —	$ —
Settlement	(23)	(18)	(23)	—	—	—
Net (gain) loss	242	42	(221)	—	(53)	(6)
Prior service cost (credit)	—	3	1	—	—	5
Amortization of:						
Prior service (cost) credit	(8)	(8)	(9)	(1)	(1)	(1)
Actuarial gain (loss)	(51)	(93)	(89)	5	1	—
Total recognized in OCI and regulatory assets/liabilities	193	(74)	(341)	(45)	(53)	(2)
Total recognized in net periodic defined benefit costs, OCI and regulatory assets/liabilities	$ 194	$ (33)	$ (264)	$ (50)	$ (54)	$ 3

(a) Settlement charges incurred as a result of the amount of lump sum payment distributions, primarily from the LKE qualified pension plan. In accordance with existing regulatory accounting treatment, LG&E and KU have primarily maintained the settlement charge in regulatory assets to be amortized in accordance with existing regulatory practice. The portion of the settlement attributed to LKE's operations outside of the jurisdiction of the KPSC has been charged to expense.

For PPL's pension and postretirement benefits, the amounts recognized in OCI and regulatory assets/liabilities for the years ended December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
OCI	$ 142	$ (70)	$ (428)	$ 13	$ (42)	$ (12)
Regulatory assets/liabilities	51	(4)	87	(58)	(11)	10
Total recognized in OCI and regulatory assets/liabilities	$ 193	$ (74)	$ (341)	$ (45)	$ (53)	$ (2)

(PPL and LG&E)

PPL and LG&E use base mortality tables issued by the Society of Actuaries for all defined benefit pension and other postretirement benefit plans. The Pri-2012 base table and the MP-2020 projection scale with varying adjustment factors based on the underlying demographic and geographic differences and experience of the plan participants was used for all periods.

The following weighted-average assumptions were used in the valuation of the benefit obligations at December 31.

	Pension Benefits		Other Postretirement Benefits	
	2022	**2021**	**2022**	**2021**
PPL				
Discount rate	5.80 %	3.15 %	5.81 %	3.13 %
Rate of compensation increase	3.77 %	3.76 %	3.78 %	3.77 %

The following weighted-average assumptions were used to determine the net periodic defined benefit costs for the years ended December 31.

	Pension Benefits			Other Postretirement Benefits		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
PPL						
Discount rate	3.35 %	2.92 %	3.64 %	3.54 %	2.84 %	3.60 %
Rate of compensation increase	3.74 %	3.76 %	3.79 %	2.84 %	3.75 %	3.76 %
Expected return on plan assets	7.25 %	7.25 %	7.25 %	6.52 %	6.48 %	6.44 %

(a) The expected long-term rates of return for pension and other postretirement benefits are based on management's projections using a best-estimate of expected returns, volatilities and correlations for each asset class. Each plan's specific current and expected asset allocations are also considered in developing a reasonable return assumption.

(PPL)

The following table provides the assumed health care cost trend rates for the years ended December 31:

	2022	2021	2020
PPL			
Health care cost trend rate assumed for next year			
– obligations	6.50 %	6.25 %	6.50 %
– cost	6.25 %	6.50 %	6.60 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			
– obligations	5.00 %	5.00 %	5.00 %
– cost	5.00 %	5.00 %	5.00 %
Year that the rate reaches the ultimate trend rate			
– obligations	2029	2027	2027
– cost	2027	2027	2024

The funded status of PPL's plans at December 31 was as follows:

	Pension Benefits			Other Postretirement Benefits			
	2022		**2021**		**2022**		**2021**
Change in Benefit Obligation							
Benefit Obligation, beginning of period	$	3,989	$	4,251	$	504	$	573
Service cost		51		56		7		6
Interest cost		144		121		20		16
Participant contributions		—		—		9		14
Plan amendments		—		2		—		—
Actuarial (gain) loss		(1,026)		(88)		(114)		(50)
Acquisition (a)		553		—		163		—
Settlements		(111)		(106)		—		—
Gross benefits paid		(267)		(247)		(55)		(55)
Benefit Obligation, end of period		3,333		3,989		534		504
Change in Plan Assets							
Plan assets at fair value, beginning of period		3,887		4,068		367		367
Actual return on plan assets		(992)		125		(86)		25
Employer contributions		9		47		19		18
Participant contributions		—		—		7		11
Acquisition (a)		623		—		160		—
Settlements		(111)		(106)		—		—
Gross benefits paid		(267)		(247)		(50)		(54)
Plan assets at fair value, end of period		3,149		3,887		417		367
Funded Status, end of period	$	(184)	$	(102)	$	(117)	$	(137)
Amounts recognized in the Balance Sheets consist of:							
Noncurrent asset	$	33	$	91	$	9	$	—
Current liability		(10)		(10)		(14)		(15)
Noncurrent liability		(207)		(183)		(112)		(122)
Net amount recognized, end of period	$	(184)	$	(102)	$	(117)	$	(137)
Amounts recognized in AOCI and regulatory assets/liabilities (pre-tax) consist of:							
Prior service cost (credit)	$	14	$	22	$	11	$	12
Net actuarial (gain) loss		827		626		(95)		(51)
Total	$	841	$	648	$	(84)	$	(39)
Total accumulated benefit obligation for defined benefit pension plans	$	3,197	$	3,786				

(a) Related to the pension and other postretirement plans assumed for the employees of Rhode Island Energy. See Note 9 for additional details on the acquisition of Narragansett Electric.

For PPL's pension and other postretirement benefit plans, the amounts recognized in AOCI and regulatory assets/liabilities at December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits			
	2022		**2021**		**2022**		**2021**
AOCI	$	183	$	239	$	13	$	(2)
Regulatory assets/liabilities		658		409		(97)		(37)
Total	$	841	$	648	$	(84)	$	(39)

The actuarial gain for pension plans in 2022 was primarily related to a change in the discount rate used to measure the benefit obligations of those plans. The actuarial gain for pension plans in 2021 was related to a change in the discount rate used to measure the benefit obligations of those plans.

The following tables provide information on pension plans where the projected benefit obligation (PBO) or accumulated benefit obligation (ABO) exceed the fair value of plan assets:

	PBO in excess of plan assets	
	2022	2021
Projected benefit obligation	$ 2,818	$ 193
Fair value of plan assets	2,601	—

	ABO in excess of plan assets	
	2022	2021
Accumulated benefit obligation	$ 1,720	$ 177
Fair value of plan assets	1,581	—

(PPL Electric)

Although PPL Electric does not directly sponsor any defined benefit plans, it is allocated a portion of the funded status and costs of plans sponsored by PPL Services based on its participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees and retirees are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to PPL Electric resulted in assets/(liabilities) at December 31 as follows:

	2022	2021
Pension	$ (34)	$ 42
Other postretirement benefits	(60)	(78)

(LG&E)

Although LG&E does not directly sponsor any defined benefit plans, it is allocated a portion of the funded status and costs of plans sponsored by LKE. LG&E is also allocated costs of defined benefits plans from LKS for defined benefit plans sponsored by LKE. See Note 15 for additional information on costs allocated to LG&E from LKS. These allocations are based on LG&E's participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees and retired employees of LG&E are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to LG&E resulted in assets/(liabilities) at December 31 as follows:

	2022	2021
Pension	$ 41	$ 85
Other postretirement benefits	(41)	(51)

(KU)

Although KU does not directly sponsor any defined benefit plans, it is allocated a portion of the funded status and costs of plans sponsored by LKE. KU is also allocated costs of defined benefit plans from LKS for defined benefit plans sponsored by LKE. See Note 15 for additional information on costs allocated to KU from LKS. These allocations are based on KU's participation in those plans, which management believes are reasonable. The actuarially determined obligations of current active employees and retired employees of KU are used as a basis to allocate total plan activity, including active and retiree costs and obligations. Allocations to KU resulted in assets/(liabilities) at December 31 as follows.

	2022	2021
Pension	$ 44	$ 75
Other postretirement benefits	(9)	(6)

Plan Assets - Pension Plans

(PPL)

PPL's primary legacy pension plan and the pension plan sponsored by LKE are invested in the PPL Services Corporation Master Trust (the Master Trust) that also includes 401(h) accounts that are restricted for certain other postretirement benefit obligations of PPL and LKE. The investment strategy for the Master Trust is to achieve a risk-adjusted return on a mix of assets that, in combination with PPL's funding policy, will ensure that sufficient assets are available to provide long-term growth and liquidity for benefit payments, while also managing the duration of the assets to complement the duration of the liabilities. The Master Trust benefits from a wide diversification of asset types, investment fund strategies and external investment fund managers, and therefore has no significant concentration of risk.

The investment policy of the Master Trust outlines investment objectives and defines the responsibilities of the EBPB, external investment managers, investment advisor and trustee and custodian. The investment policy is reviewed annually by PPL's Board of Directors.

The EBPB created a risk management framework around the trust assets and pension liabilities. This framework considers the trust assets as being composed of three sub-portfolios: growth, immunizing and liquidity portfolios. The growth portfolio is comprised of investments that generate a return at a reasonable risk, including equity securities, certain debt securities and alternative investments. The immunizing portfolio consists of debt securities, generally with long durations, and derivative positions. The immunizing portfolio is designed to offset a portion of the change in the pension liabilities due to changes in interest rates. The liquidity portfolio consists primarily of cash and cash equivalents.

Target allocation ranges have been developed for each portfolio based on input from external consultants with a goal of limiting funded status volatility. The EBPB monitors the investments in each portfolio and seeks to obtain a target portfolio that emphasizes reduction of risk of loss from market volatility. In pursuing that goal, the EBPB establishes revised guidelines from time to time. EBPB investment guidelines as of the end of 2022 are presented below.

The asset allocation for the trust and the target allocation by portfolio at December 31 are as follows:

	Percentage of trust assets		2022
	2022	**2021**	**Target Asset Allocation**
Growth Portfolio	**55 %**	**55 %**	**55 %**
Equity securities	31 %	32 %	
Debt securities (a)	13 %	13 %	
Alternative investments	11 %	10 %	
Immunizing Portfolio	**43 %**	**43 %**	**43 %**
Debt securities (a)	33 %	35 %	
Derivatives (b)	10 %	8 %	
Liquidity Portfolio	**2 %**	**2 %**	**2 %**
Total	100 %	100 %	100 %

(a) Includes commingled debt funds, which PPL treats as debt securities for asset allocation purposes.
(b) Includes posted collateral to support derivative instruments subject to counterparty risk.

(PPL)

The fair value of net assets in the Master Trust by asset class and level within the fair value hierarchy was:

| | December 31, 2022 | | | | December 31, 2021 | | | |
| | Fair Value Measurements Using | | | | Fair Value Measurements Using | | | |
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
PPL Services Corporation Master Trust								
Cash and cash equivalents	$ 306	$ 306	$ —	$ —	$ 266	$ 266	$ —	$ —
Equity securities:								
U.S. Equity	34	34	—	—	41	41	—	—
U.S. Equity fund measured at NAV (a)	574	—	—	—	754	—	—	—
International equity fund at NAV (a)	403	—	—	—	511	—	—	—
Commingled debt measured at NAV (a)	526	—	—	—	677	—	—	—
Debt securities:								
U.S. Treasury and U.S. government sponsored agency	153	153	—	—	281	280	1	—
Corporate	834	—	818	16	1,039	—	1,019	20
Other	14	—	14	—	14	—	14	—
Alternative investments:								
Real estate measured at NAV (a)	60	—	—	—	69	—	—	—
Private equity measured at NAV (a)	96	—	—	—	92	—	—	—
Private credit partnerships measured at NAV (a)	6	—	—	—	2	—	—	—
Hedge funds measured at NAV (a)	194	—	—	—	236	—	—	—
Derivatives	8	—	8	—	35	—	35	—
PPL Services Corporation Master Trust assets, at fair value	3,208	$ 493	$ 840	$ 16	4,017	$ 587	$ 1,069	$ 20
Receivables and payables, net (b)	67				25			
401(h) accounts restricted for other postretirement benefit obligations	(126)				(155)			
Total PPL Services Corporation Master Trust pension assets	$ 3,149				$ 3,887			

(a)   In accordance with accounting guidance, certain investments that are measured at fair value using the net asset value per share (NAV), or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

(b)   Receivables and payables, net represents amounts for investments sold/purchased but not yet settled along with interest and dividends earned but not yet received.

A reconciliation of the Master Trust assets classified as Level 3 at December 31, 2022 is as follows:

	Corporate debt
Balance at beginning of period	$ 20
Actual return on plan assets:	
Relating to assets still held at the reporting date	(2)
Relating to assets sold during the period	2
Purchases, sales and settlements	(4)
Balance at end of period	$ 16

A reconciliation of the Master Trust assets classified as Level 3 at December 31, 2021 is as follows:

	Corporate debt
Balance at beginning of period	$ 15
Purchases, sales and settlements	5
Balance at end of period	$ 20

The fair value measurements of cash and cash equivalents are based on the amounts on deposit.

The market approach is used to measure fair value of equity securities. The fair value measurements of equity securities (excluding commingled funds), which are generally classified as Level 1, are based on quoted prices in active markets. These securities represent actively and passively managed investments that are managed against various equity indices.

Investments in commingled equity and debt funds are categorized as equity securities. Investments in commingled equity funds include funds that invest in U.S. and international equity securities. Investments in commingled debt funds include funds that invest in a diversified portfolio of emerging market debt obligations, as well as funds that invest in investment grade long-duration fixed-income securities.

The fair value measurements of debt securities are generally based on evaluations that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences. The fair value of debt securities is generally measured using a market approach, including the use of pricing models, which incorporate observable inputs. Common inputs include benchmark yields, relevant trade data, broker/dealer bid/ask prices, benchmark securities and credit valuation adjustments. When necessary, the fair value of debt securities is measured using the income approach, which incorporates similar observable inputs as well as payment data, future predicted cash flows, collateral performance and new issue data. For the Master Trust, these securities represent investments in securities issued by U.S. Treasury and U.S. government sponsored agencies; investments securitized by residential mortgages, auto loans, credit cards and other pooled loans; investments in investment grade and non-investment grade bonds issued by U.S. companies across several industries; investments in debt securities issued by foreign governments and corporations.

Investments in real estate represent an investment in a partnership whose purpose is to manage investments in core U.S. real estate properties diversified geographically and across major property types (e.g., office, industrial, retail, etc.). The strategy is focused on properties with high occupancy rates with quality tenants. This results in a focus on high income and stable cash flows with appreciation being a secondary factor. Core real estate generally has a lower degree of leverage when compared with more speculative real estate investing strategies. The partnership has limitations on the amounts that may be redeemed based on available cash to fund redemptions. Additionally, the general partner may decline to accept redemptions when necessary to avoid adverse consequences for the partnership, including legal and tax implications, among others. The fair value of the investment is based upon a partnership unit value.

Investments in private equity represent interests in partnerships in multiple early-stage venture capital funds and private equity fund of funds that use a number of diverse investment strategies. The partnerships have limited lives of at least 10 years, after which liquidating distributions will be received. Prior to the end of each partnership's life, the investment cannot be redeemed with the partnership; however, the interest may be sold to other parties, subject to the general partner's approval. Fair value is based on an ownership interest in partners' capital to which a proportionate share of net assets is attributed.

Investments in private credit represent pools of actively managed loans that span capital structure and borrower type. Strategies carry different types and levels of risk. Returns from those strategies will vary in terms of yield, fees generated, loan loss rates and the pace of principal repayment. Investments have limited lives of approximately 2-8 years. The investment cannot be redeemed with the general partner; however, the interest may be sold to other parties, subject to the general partner's approval. Fair value is based on an ownership interest in partners' capital to which a proportionate share of net assets is attributed.

At December 31, 2022, the Master Trust had unfunded commitments of $116 million that may be required during the lives of the partnerships.

Investments in hedge funds represent investments in a fund of hedge funds. Hedge funds seek a return utilizing a number of diverse investment strategies. The strategies, when combined aim to reduce volatility and risk while attempting to deliver positive returns under most market conditions. Major investment strategies for the fund of hedge funds include long/short equity, tactical trading, event driven, and relative value. Shares may be redeemed with 45 days prior written notice. The fund is subject to short term lockups and other restrictions. The fair value for the fund has been estimated using the net asset value per share.

The fair value measurements of derivative instruments utilize various inputs that include quoted prices for similar contracts or market-corroborated inputs. In certain instances, these instruments may be valued using models, including standard option valuation models and standard industry models. These securities primarily represent investments in treasury futures, total return swaps, interest rate swaps and swaptions (the option to enter into an interest rate swap), which are valued based on quoted prices, changes in the value of the underlying exposure or on the swap details, such as swap curves, notional amount, index and term of index, reset frequency, volatility and payer/receiver credit ratings.

Plan Assets - Other Postretirement Benefit Plans

The investment strategy with respect to other postretirement benefit obligations is to fund VEBA trusts and/or 401(h) accounts with voluntary contributions and to invest in a tax efficient manner. Excluding the 401(h) accounts included in the Master Trust, other postretirement benefit plans are invested in a mix of assets for long-term growth with an objective of earning returns that provide liquidity as required for benefit payments. These plans benefit from diversification of asset types, investment fund strategies and investment fund managers and, therefore, have no significant concentration of risk. Equity securities include investments in domestic large-cap commingled funds. Ownership interests in commingled funds that invest entirely in debt securities are classified as equity securities, but treated as debt securities for asset allocation and target allocation purposes. Ownership interests in money market funds are treated as cash and cash equivalents for asset allocation and target allocation purposes. The asset allocation for the PPL VEBA trusts and the target allocation, by asset class, at December 31 are detailed below.

| | Percentage of plan assets | | Target Asset Allocation |
	2022	2021	2022
Asset Class			
Equity securities	45 %	45 %	44 %
Debt securities (a)	48 %	52 %	50 %
Cash and cash equivalents (b)	7 %	3 %	6 %
Total	100 %	100 %	100 %

(a)   Includes commingled debt funds and debt securities.
(b)   Includes money market funds.

The fair value of assets in the other postretirement benefit plans by asset class and level within the fair value hierarchy was:

| | December 31, 2022 | | | | December 31, 2021 | | | |
| | Fair Value Measurement Using | | | | Fair Value Measurement Using | | | |
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Money market funds	$ 19	$ 19	$ —	$ —	$ 6	$ 6	$ —	$ —
Equity securities:								
Large-cap equity fund measure at NAV (a)	71	—	—	—	96	—	—	—
Commingled debt fund measured at NAV (a)	77	—	—	—	75	—	—	—
Global equity exchange-traded fund	61	61	—	—	—	—	—	—
Long-term bond exchange-traded fund	65	65	—	—	—	—	—	—
Debt securities:								
Corporate bonds	—	—	—	—	38	—	38	—
Total VEBA trust assets, at fair value	293	$ 145	$ —	$ —	215	$ 6	$ 38	$ —
Receivables and payables, net (b)	(2)				(3)			
401(h) account assets	126				155			
Total other postretirement benefit plan assets	$ 417				$ 367			

(a)   In accordance with accounting guidance certain investments that are measured at fair value using the net asset value per share (NAV), or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.
(b)   Receivables and payables represent amounts for investments sold/purchased but not yet settled along with interest and dividends earned but not yet received.

Investments in money market funds represent investments in funds that invest primarily in a diversified portfolio of investment grade money market instruments, including, but not limited to, commercial paper, notes, repurchase agreements and other evidences of indebtedness with a maturity not exceeding 13 months from the date of purchase. The primary objective of the fund is a level of current income consistent with stability of principal and liquidity. Redemptions can be made daily on this fund.

Investments in large-cap equity securities represent investments in a passively managed equity index fund that invests in securities and a combination of other collective funds. Fair value measurements are not obtained from a quoted price in an active market but are based on firm quotes of net asset values per share as provided by the trustee of the fund. Redemptions can be made daily on this fund.

Investments in commingled debt securities represent investments in a fund that invests in a diversified portfolio of investment grade long-duration fixed income securities. Redemptions can be made daily on these funds.

Investments in global equity exchange-traded fund represents a passively-managed pooled investment vehicle that invests in developed market equities and is designed to track the performance of the MSCI World Index. Fair value measurements can be obtained from a quoted price on the exchange. Redemptions can be made daily on this fund.

Investments in long-term bond exchange-traded fund represents a passively-managed pooled investment vehicle that is designed to track the performance of the Bloomberg U.S. Long Government/Credit Float Adjusted Index, which includes all medium and larger issues of U.S. Government, investment-grade corporate and investment-grade international dollar-denominated bonds that have maturities of greater than 10 years. Fair value measurements can be obtained from a quoted price on the exchange. Redemptions can be made daily on this fund.

Investments in corporate bonds represent investment in a diversified portfolio of investment grade long-duration fixed income securities. The fair value of debt securities are generally based on evaluations that reflect observable market information, such as actual trade information for identical securities or for similar securities, adjusted for observable differences.

Expected Cash Flows - Defined Benefit Plans *(PPL)*

PPL does not plan to contribute to its pension plans in 2023, as PPL's defined benefit pension plans have the option to utilize available prior year credit balances to meet current and future contribution requirements.

PPL sponsors various non-qualified supplemental pension plans for which no assets are segregated from corporate assets. PPL expects to make approximately $10 million of benefit payments under these plans in 2023.

PPL is not required to make contributions to its other postretirement benefit plans but has historically funded these plans in amounts equal to the postretirement benefit costs recognized. Continuation of this past practice would cause PPL to contribute $27 million to its other postretirement benefit plans in 2023.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plans and the following federal subsidy payments are expected to be received by PPL.

| | Pension | Other Postretirement | |
		Benefit Payment	Expected Federal Subsidy
2023	$ 282	$ 51	$ —
2024	281	50	—
2025	283	49	—
2026	280	48	—
2027	275	48	—
2028-2032	1,327	225	1

Savings Plans *(All Registrants)*

Substantially, all employees of PPL's subsidiaries are eligible to participate in deferred savings plans (401(k)s). Employer contributions to the plans were:

	2022	2021	2020
PPL	$ 36	$ 29	$ 29
PPL Electric	6	5	6
LG&E	7	7	6
KU	5	5	5

13. Jointly Owned Facilities

(PPL, LG&E and KU)

At December 31, 2022 and 2021, the Balance Sheets reflect the owned interests in the generating plants listed below.

	Ownership Interest	Electric Plant	Accumulated Depreciation	Construction Work in Progress
PPL				
December 31, 2022				
Trimble County Unit 1	75.00 %	$ 455	$ 94	$ 1
Trimble County Unit 2	75.00 %	1,372	276	148
December 31, 2021				
Trimble County Unit 1	75.00 %	$ 457	$ 79	$ —
Trimble County Unit 2	75.00 %	1,360	247	121
LG&E				
December 31, 2022				
E.W. Brown Units 6-7	38.00 %	$ 53	$ 25	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	53.00 %	51	27	—
Trimble County Unit 1	75.00 %	455	94	1
Trimble County Unit 2	14.25 %	384	66	78
Trimble County Units 5-6	29.00 %	36	16	—
Trimble County Units 7-10	37.00 %	81	36	—
Cane Run Unit 7	22.00 %	126	21	2
E.W. Brown Solar Unit	39.00 %	10	3	—
Solar Share	44.00 %	3	—	—
December 31, 2021				
E.W. Brown Units 6-7	38.00 %	$ 53	$ 24	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	53.00 %	51	25	—
Trimble County Unit 1	75.00 %	457	79	—
Trimble County Unit 2	14.25 %	379	57	64
Trimble County Units 5-6	29.00 %	36	15	—
Trimble County Units 7-10	37.00 %	81	34	—
Cane Run Unit 7	22.00 %	125	19	—
E.W. Brown Solar Unit	39.00 %	10	2	—
Solar Share	44.00 %	2	—	—

132

	Ownership Interest	Electric Plant	Accumulated Depreciation	Construction Work in Progress
KU				
December 31, 2022				
E.W. Brown Units 6-7	62.00 %	$ 87	$ 42	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	47.00 %	45	23	—
Trimble County Unit 2	60.75 %	987	210	70
Trimble County Units 5-6	71.00 %	84	38	—
Trimble County Units 7-10	63.00 %	133	61	—
Cane Run Unit 7	78.00 %	446	77	6
E.W. Brown Solar Unit	61.00 %	16	5	—
Solar Share	56.00 %	4	—	—
December 31, 2021				
E.W. Brown Units 6-7	62.00 %	$ 88	$ 40	$ —
Paddy's Run Unit 13 & E.W. Brown Unit 5	47.00 %	45	22	—
Trimble County Unit 2	60.75 %	981	190	57
Trimble County Units 5-6	71.00 %	84	36	—
Trimble County Units 7-10	63.00 %	133	57	—
Cane Run Unit 7	78.00 %	444	70	—
E.W. Brown Solar Unit	61.00 %	16	4	—
Solar Share	56.00 %	3	—	—

Each subsidiary owning these interests provides its own funding for its share of the facility. Each receives a portion of the total output of the generating plants equal to its percentage ownership. The share of fuel and other operating costs associated with the plants is included in the corresponding operating expenses on the Statements of Income.

14. Commitments and Contingencies

Energy Purchase Commitments

(PPL, LG&E and KU)

LG&E and KU enter into purchase contracts to supply the coal and natural gas requirements for generation facilities and LG&E's retail natural gas supply operations. These contracts include the following commitments:

Contract Type	Maximum Maturity Date
Natural Gas Fuel	2024
Natural Gas Retail Supply	2023
Coal	2027
Coal Transportation and Fleeting Services	2027
Natural Gas Transportation	2030

LG&E and KU have a PPA with OVEC expiring in June 2040. See footnote (e) to the table in "Guarantees and Other Assurances" below for information on the OVEC power purchase contract. Future obligations for power purchases from OVEC are demand payments, comprised of debt-service payments and contractually-required reimbursements of plant operating, maintenance and other expenses, and are projected as follows:

	LG&E	KU	Total
2023	$ 24	$ 10	$ 34
2024	22	10	32
2025	22	10	32
2026	22	10	32
2027	22	10	32
Thereafter	184	81	265
Total	$ 296	$ 131	$ 427

LG&E and KU had total energy purchases under the OVEC PPA for the years ended December 31 as follows:

	2022	2021	2020
LG&E	$ 21	$ 13	$ 12
KU	9	6	6
Total	$ 30	$ 19	$ 18

(PPL)

RIE has several long-term contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before RIE is obligated to make payment. Additionally, RIE has entered various contracts for gas delivery, storage, and supply services. Certain of these contracts require payment of annual demand charges, which are recoverable from customers. RIE is liable for these payments regardless of the level of service required from third-parties.

These contracts include the following commitments:

Contract Type	Maximum Maturity Date
Electric power	2024
Gas-related	Beyond 2027

RIE's commitments under these long-term contracts subsequent to December 31, 2022 are summarized in the table below.

	Total	2023	2024-2025	2026-2027	Thereafter
Energy Purchase Obligations	$ 995	$ 471	$ 172	$ 73	$ 279

Long-term Contracts for Renewable Energy *(PPL)*

Several of the obligations included in the table above relate to certain long-term contracts for renewable energy, including:

- the Deepwater Wind PPA, involving a proposal for a small-scale renewable energy generation project of up to eight offshore wind turbines with an aggregate nameplate capacity of up to 30 MW to benefit the Town of New Shoreham and an underwater cable to Block Island, which entered into service in October 2016;
- the Three-State Procurement, involving eight long-term contracts pursuant to the Rhode Island Long-Term Contracting Standard (LTCS) of which 36.75 MW is currently operational and with respect to which RIE collects 2.75% remunerations in the annual payments pursuant to the LTCS; and
- the Offshore Wind Energy Procurement, pursuant to a 20-year PPA with Deep Water Wind Rev I, LLC (Revolution Wind), with an expected capacity of 408 MW expected to be operational in 2024; this contract was approved without remuneration but allows RIE to seek costs incurred under the agreement.

In addition, RIE is obligated under the LTCS (as amended in 2014) to annually solicit for renewable projects until 90 MW of renewable contracting capacity has been secured. The RIPUC-approved solicitations currently in service include: (i) a 15-year PPA with Orbit Energy Rhode Island, LLC for a 3.2 MW nameplate anaerobic digester biogas project located in Johnston, Rhode Island, placed in service in 2017, (ii) a 15-year PPA with Black Bear Development Holdings, LLC for a 3.9 MW nameplate run-of-river hydroelectric plant located in Orono, Maine, placed in service in 2013, and (iii) a 15-year PPA with Copenhagen Wind Farm, LLC for an 80 MW nameplate land-based wind project located in Denmark, New York, placed in service in 2018. RIE will be required to backfill approximately 12 MW of renewable contracting capacity to fulfill the required 90 MW under LTCS.

In addition to the LTCS, in July 2022, Rhode Island passed an amendment to the Affordable Clean Energy Security Act (ACES) that requires RIE to issue a request for proposals (RFP) for at least 600 MW but no greater than 1,000 MW of newly developed offshore wind capacity no later than October 15, 2022. The RFP was issued on October 14, 2022 following a public comment period. Based upon the RFP issued on October 14, 2022, and subsequently revised on November 7, 2022, RIE anticipates conditional project selection in June 2023. RIE must negotiate in good faith to achieve a commercially reasonable contract and must file such contract with the RIPUC for approval no later than March 15, 2024, unless RIE can show that the bids are unlikely to lead to a contract that meets all of the statutory requirements.

As approved by the RIPUC, RIE is allowed to pass through commodity-related/purchased power costs to customers and collect remuneration equal to 2.75% for long-term contracts approved pursuant to LTCS that have achieved commercial operation. For long-term contracts approved pursuant to ACES, as amended, on or after January 1, 2022, RIE is entitled to financial remuneration equal to 1.0% through December 31, 2026 for those projects that are commercially operating. For long-term contracts approved pursuant to ACES on or after January 1, 2027, RIE is not entitled to any financial remuneration, unless otherwise granted by the RIPUC. Also, the amendments to ACES added a provision, which provides that for any calendar year in which RIE's actual return on equity exceeds the return on equity allowed by the RIPUC in the last general rate case, the RIPUC may adjust any or all remuneration to assure that such remuneration does not result in or contribute toward RIE earning above its allowed return for such calendar year.

Legal Matters

(All Registrants)

PPL and its subsidiaries are involved in legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the outcome of such matters, or whether such matters may result in material liabilities, unless otherwise noted.

Background (PPL)

In September 2013, one of PPL's former subsidiaries, PPL Montana entered into an agreement to sell its hydroelectric generating facilities. In June 2014, PPL and PPL Energy Supply, the parent company of PPL Montana, entered into various definitive agreements with affiliates of Riverstone to spin off PPL Energy Supply and ultimately combine it with Riverstone's competitive power generation businesses to form a stand-alone company named Talen Energy. In November 2014, after executing the spinoff agreements but prior to the closing of the spinoff transaction, PPL Montana closed the sale of its hydroelectric generating facilities. Subsequently, on June 1, 2015, the spinoff of PPL Energy Supply was completed. Following the spinoff transaction, PPL had no continuing ownership interest in or control of PPL Energy Supply. In connection with the spinoff transaction, PPL Montana became Talen Montana, LLC (Talen Montana), a subsidiary of Talen Energy and Talen Energy Marketing also became a subsidiary of Talen Energy. Talen Energy has owned and operated both Talen Montana and Talen Energy Marketing since the spinoff. At the time of the spinoff, affiliates of Riverstone acquired a 35% ownership interest in Talen Energy. Riverstone subsequently acquired the remaining interests in Talen Energy in a take private transaction in December 2016.

On October 29, 2018, Talen Montana Retirement Plan and Talen Energy Marketing filed a putative class action complaint on behalf of current and contingent creditors of Talen Montana who allegedly suffered harm or allegedly will suffer reasonably foreseeable harm as a result of the November 2014 distribution of proceeds from the sale of then-PPL Montana's hydroelectric generating facilities. The action was filed in the Sixteenth Judicial District of the State of Montana, Rosebud County, against PPL and certain of its affiliates and current and former officers and directors (Talen Putative Class Action). Plaintiffs asserted claims for, among other things, fraudulent transfer, both actual and constructive; recovery against subsequent transferees; civil conspiracy; aiding and abetting tortious conduct; and unjust enrichment. Plaintiffs sought avoidance of the purportedly fraudulent transfer, unspecified damages, including punitive damages, the imposition of a constructive trust, and other relief. In January 2020, PPL defendants filed a motion to dismiss the Second Amended Complaint or, in the alternative, to stay the proceedings pending the resolution of the below mentioned Delaware Action and on September 11, 2020, the Court granted PPL defendants' alternative Motion for a Stay.

On November 30, 2018, PPL, certain PPL affiliates, and certain current and former officers and directors (PPL plaintiffs) filed a complaint in the Court of Chancery of the State of Delaware seeking various forms of relief against Riverstone, Talen Energy and certain of their affiliates (Delaware Action), in response to and as part of the defense strategy for an action filed by Talen Montana, LLC (the Talen Direct Action, since dismissed) and the Talen Putative Class Action described above originally filed in Montana state court in October 2018. In the complaint, the PPL plaintiffs asked the Delaware Court of Chancery for declaratory and injunctive relief, including a declaratory judgment that under the separation agreement governing the spinoff of PPL Energy Supply, all related claims that arise must be heard in Delaware; that the statute of limitations in Delaware and the spinoff agreement bar these claims at this time; that PPL is not liable for the claims in either the Talen Direct Action or the Talen Putative Class Action because PPL Montana was solvent at all relevant times; and that the separation agreement requires that Talen Energy indemnify PPL for all losses arising from the debts of Talen Montana, among other things. PPL's complaint also sought damages against Riverstone for interfering with the separation agreement and against Riverstone affiliates for breach of the implied covenant of good faith and fair dealing. In October 2019, the Delaware Court of Chancery issued an opinion sustaining all of the PPL plaintiffs' claims except for the claim for breach of implied covenant of good faith and fair dealing.

Talen Energy Supply, LLC et al. and Talen Montana LLC v. PPL Corp., PPL Capital Funding, Inc., PPL Electric Utilities Corp., and PPL Energy Funding (PPL and PPL Electric)

On May 9, 2022, Talen Energy Supply, LLC and 71 affiliates, including Talen Montana, LLC, filed petitions for protection under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (Texas Bankruptcy Court).

On May 10, 2022, Talen Montana, LLC, as debtor-in-possession, filed a complaint initiating an adversary proceeding (Adversary Proceeding) in the Texas Bankruptcy Court against PPL Corporation, PPL Capital Funding, Inc., PPL Electric Utilities Corporation, and PPL Energy Funding Corporation. Similar to the litigation in Montana, the Adversary Proceeding seeks the recovery of an allegedly fraudulent transfer relating to PPL Montana's November 2014 sale of hydroelectric assets to Northwestern and subsequent distribution of certain proceeds of that sale of approximately $900 million, reiterating claims that the parties had already been litigating.

Both the Talen Putative Class Action and Delaware Action have now been transferred to and consolidated in the Texas Bankruptcy Court. PPL has filed its Answer and asserted a Counterclaim against the Talen and Riverstone entities, similar to the claims previously asserted in the Delaware Action, and has filed a motion for partial summary judgment that was heard on October 31, 2022. Upon agreement by the parties, mediation will commence on February 22, 2023 before Judge David R. Jones of the Texas Bankruptcy Court.

PPL believes that the 2014 distribution of proceeds was made in compliance with all applicable laws and that PPL Montana was solvent at all relevant times. Additionally, the agreements entered into in connection with the spinoff, which PPL and affiliates of Talen Energy and Riverstone negotiated and executed prior to the 2014 distribution, directly address the treatment of the proceeds from the sale of PPL Montana's hydroelectric generating facilities; in those agreements, Talen Energy and Riverstone definitively agreed that PPL was entitled to retain the proceeds.

PPL believes that it has meritorious defenses to the claims made in the Adversary Proceeding and intends to vigorously defend against this action. At this time, PPL cannot predict the outcome of the Adversary Proceeding or estimate the range of possible losses, if any, that PPL might incur as a result of the claims, although they could be material.

Narragansett Electric Litigation *(PPL)*

Aquidneck Island

In January 2019, Narragansett Electric suffered a significant loss of gas supply to the distribution system that serves customers on Aquidneck Island in Rhode Island, affecting approximately 7,500 customers. Following Narraganset Electric's efforts to address customer concerns and expenses following the incident, and an investigation by the Rhode Island Division of Public Utilities and Carriers, Narragansett Electric published a long-term capacity study for energy solutions for Aquidneck Island and gathered extensive stakeholder feedback. Narraganset Electric continues to discuss this matter with the Rhode Island Division of Public Utilities and Carriers. Narragansett Electric filed a supplemental application for its preferred long-term solution on April 1, 2022.

Narragansett Electric is facing various lawsuits related to the Aquidneck Island gas supply interruption, including two purported class actions. Narragansett Electric is actively defending against these claims. This matter is covered by excess liability insurance, which is currently reimbursing RIE for ongoing costs and claim amounts, subject to reservation of rights, and is not expected to materially affect RIE's results of operations, financial position or cash flows.

Energy Efficiency Programs Investigation

Narragansett Electric, while under the ownership of National Grid, performed an internal investigation into conduct associated with its energy efficiency programs. Any adjustments that may be a result of the internal investigation remain subject to review and approval by the RIPUC. At this time, it is not possible to predict the final outcome or determine the total amount of any additional liabilities that may be incurred in connection with it by Narragansett Electric. This review by the RIPUC may be impacted by other investigations that are ongoing related to National Grid. Narragansett Electric does not expect this matter will have a material adverse effect on its results of operations, financial position or cash flows.

On June 27, 2022, the RIPUC opened a new docket (RIPUC Docket 22-05-EE) to investigate RIE's actions and the actions of its National Grid employees during the time RIE was a National Grid U.S. affiliate being provided services by National Grid

USA Service Company, Inc. relating to the manipulation of the reporting of invoices affecting the calculation of past energy efficiency shareholder incentives and the resulting impact on customers. The Rhode Island Attorney General and National Grid USA intervened in the docket. On January 19, 2023, the Rhode Island Division of Public Utilities and Carriers (the Division) filed a motion to dismiss the docket without prejudice. As grounds for its motion, the Division stated that sufficient evidence exists in the docket to warrant an independent summary investigation by the Division, to include an audit of RIE, pursuant to Rhode Island General Laws Section 39-4-13. If the Division finds sufficient grounds, the Division may proceed to a formal hearing regarding the matters under investigation pursuant to Rhode Island General Laws Sections 39-4-14 and 39-4-15. Upon the conclusion of its investigation, the Division will provide the RIPUC with a report outlining the Division's findings and final decision. On January 30, 2023, the Rhode Island Attorney General filed an objection to the Division's motion to dismiss; RIE and National Grid each filed responses with the RIPUC requesting that any additional action taken by the RIPUC or the Division be considered after National Grid completes its internal investigation report to be filed with the RIPUC by March 1, 2023.

E.W. Brown Environmental Assessment *(PPL and KU)*

KU is undertaking extensive remedial measures at the E.W. Brown plant including closure of the former ash pond, implementation of a groundwater remedial action plan and performance of a corrective action plan including aquatic study of adjacent surface waters and risk assessment. The aquatic study and risk assessment are being undertaken pursuant to a 2017 agreed Order with the Kentucky Energy and Environment Cabinet (KEEC). KU conducted sampling of Herrington Lake in 2017 and 2018. In June 2019, KU submitted to the KEEC the required aquatic study and risk assessment, conducted by an independent third-party consultant, finding that discharges from the E.W. Brown plant have not had any significant impact on Herrington Lake and that the water in the lake is safe for recreational use and meets safe drinking water standards. On May 31, 2021, the KEEC approved the report and released a response to public comments. On August 6, 2021, KU submitted a Supplemental Remedial Alternatives Analysis report to the KEEC that outlines proposed additional fish, water, and sediment testing. On February 18, 2022, the KEEC provided approval to KU to proceed with the proposed sampling, which commenced in the spring of 2022. On November 17, 2022, KU submitted a Supplemental Performance Monitoring Report to the KEEC finding that there are no significant unaddressed risks to human health or the environment at the plant.

Air *(PPL and LG&E)*

Sulfuric Acid Mist Emissions

In June 2016, the EPA issued a notice of violation under the Clean Air Act alleging that LG&E violated applicable rules relating to sulfuric acid mist emissions at its Mill Creek plant. The notice alleges failure to install proper controls, failure to operate the facility consistent with good air pollution control practice and causing emissions exceeding applicable requirements or constituting a nuisance or endangerment. LG&E believes it has complied with applicable regulations during the relevant time period. On July 31, 2020, the U.S. Department of Justice and Louisville Metro Air Pollution Control District filed a complaint in the U.S. District Court for the Western District of Kentucky alleging violations specified in the EPA notice of violation and seeking civil penalties and injunctive relief. In October 2020, LG&E filed a motion to dismiss the complaint. In December 2020, the U.S. Department of Justice and the Louisville Metro Air Pollution Control District filed an amended complaint. In February 2021, LG&E filed a renewed motion to dismiss regarding the amended complaint. On February 23, 2022, the court entered a consent decree negotiated by the parties to resolve the violations alleged in the complaint. As required by the consent decree, LG&E paid a civil penalty on March 4, 2022 and subsequently commenced implementation of a supplemental environmental project (SEP). The agreed penalty and SEP do not have a significant impact on LG&E's operations or financial condition.

Water/Waste *(PPL, LG&E and KU)*

ELGs

In 2015, the EPA finalized ELGs for wastewater discharge permits for new and existing steam electricity generating facilities. These guidelines require deployment of additional control technologies providing physical, chemical and biological treatment and mandate operational changes including "no discharge" requirements for certain wastewaters. The implementation date for individual generating stations was to be determined by the states on a case-by-case basis according to criteria provided by the EPA. Legal challenges to the final rule were consolidated before the U.S. Court of Appeals for the Fifth Circuit. In April 2017, the EPA announced that it would grant petitions for reconsideration of the rule. In September 2017, the EPA issued a rule to postpone the compliance date for certain requirements. In October 2020, the EPA published final revisions to its best available technology standards for certain wastewaters and potential extensions to compliance dates (the Reconsideration Rule). The rule is expected to be implemented by the states or applicable permitting authorities in the course of their normal permitting activities. LG&E and KU are currently implementing responsive compliance strategies and schedules. Certain aspects of these compliance plans and estimates relate to developments in state water quality standards, which are separate from the ELG rule or its implementation. Certain costs are included in the Registrants' capital plans and expected to be recovered from customers through rate recovery mechanisms, but additional costs and recovery will depend on further regulatory developments at the state level. In August 2021, the EPA published a notice of rulemaking announcing that it will propose revisions to the Reconsideration Rule and determine "whether more stringent limitations and standards are appropriate." Compliance with the Reconsideration Rule is required during the pendency of the rulemaking process.

CCRs

In 2015, the EPA issued a final rule governing management of CCRs which include fly ash, bottom ash and sulfur dioxide scrubber wastes. The CCR Rule imposes extensive new requirements for certain CCR impoundments and landfills, including public notifications, location restrictions, design and operating standards, groundwater monitoring and corrective action requirements, and closure and post-closure care requirements, and specifies restrictions relating to the beneficial use of CCRs. In July 2018, the EPA issued a final rule extending the deadline for closure of certain impoundments and adopting other substantive changes. In August 2018, the D.C. Circuit Court of Appeals vacated and remanded portions of the CCR Rule. In December 2019, the EPA addressed the deficiencies identified by the court and proposed amendments to change the closure deadline. In August 2020, the EPA published a final rule extending the deadline to initiate closure to April 11, 2021, while providing for certain extensions. The EPA is conducting ongoing rulemaking actions regarding various other amendments to the rule. Certain ongoing legal challenges to various provisions of the CCR Rule have been held in abeyance pending review by the EPA pursuant to the President's executive order. PPL, LG&E, and KU are monitoring the EPA's ongoing efforts to refine and implement the regulatory program under the CCR Rule. In January 2022, the EPA issued several proposed regulatory determinations, facility notifications, and public announcements which indicate increased scrutiny by the EPA to determine the adequacy of measures taken by facility owners and operators to achieve closure of CCR surface impoundments and landfills. In particular, the agency indicated that it will focus on certain practices which it views as posing a threat of continuing groundwater contamination. Future guidance, regulatory determinations, rulemakings, and other developments could potentially require revisions to current LG&E and KU compliance plans including additional monitoring and remediation at surface impoundments and landfills, the cost of which could be substantial. PPL, LG&E and KU are unable to predict the outcome of the ongoing litigation, rulemaking, and regulatory determinations or potential impacts on current LG&E and KU compliance plans. The Registrants are currently finalizing closure plans and schedules.

In January 2017, Kentucky issued a new state rule relating to CCR management, effective May 2017, aimed at reflecting the requirements of the federal CCR rule. As a result of a subsequent legal challenge, in January 2018, the Franklin County, Kentucky Circuit Court issued an opinion invalidating certain procedural elements of the rule. LG&E and KU presently operate their facilities under continuing permits authorized under the former program and do not currently anticipate material impacts as a result of the judicial ruling. Associated costs are expected to be subject to rate recovery.

LG&E and KU received KPSC approval for a compliance plan providing for the closure of impoundments at the Mill Creek, Trimble County, E.W. Brown, and Ghent stations, and construction of process water management facilities at those plants. In addition to the foregoing measures required for compliance with the federal CCR rule, KU also received KPSC approval for its plans to close impoundments at the retired Green River, Pineville and Tyrone plants to comply with applicable state law. LG&E and KU have completed planned closure measures at most of the subject impoundments and have commenced post closure groundwater monitoring as required at those facilities. LG&E and KU generally expect to complete all impoundment closures within five years of commencement, although a longer period may be required to complete closure of some facilities. Associated costs are expected to be subject to rate recovery.

In connection with the final CCR rule, LG&E and KU recorded adjustments to existing AROs beginning in 2015 and continue to record adjustments as required. See Note 20 for additional information. Further changes to AROs, current capital plans or operating costs may be required as estimates are refined based on closure developments, groundwater monitoring results, and regulatory or legal proceedings. Costs relating to this rule are expected to be subject to rate recovery.

<u>Superfund and Other Remediation</u>

(All Registrants)

The Registrants are potentially responsible for investigating and remediating contamination under the federal Superfund program and similar state programs. Actions are under way at certain sites including former coal gas manufacturing plants in Pennsylvania, Rhode Island and Kentucky previously owned or operated by, or currently owned by predecessors or affiliates of, PPL subsidiaries.

Depending on the outcome of investigations at identified sites where investigations have not begun or been completed, or developments at sites for which information is incomplete, additional costs of remediation could be incurred. PPL, PPL Electric, LG&E and KU lack sufficient information about such additional sites to estimate any potential liability or range of reasonably possible losses, if any, related to these sites. Such costs, however, are not currently expected to be significant.

The EPA is evaluating the risks associated with polycyclic aromatic hydrocarbons and naphthalene, chemical by-products of coal gas manufacturing. As a result, individual states may establish stricter standards for water quality and soil cleanup, that could require several PPL subsidiaries to take more extensive assessment and remedial actions at former coal gas manufacturing plants. The Registrants cannot reasonably estimate a range of possible losses, if any, related to these matters.

(PPL and PPL Electric)

PPL Electric is potentially responsible for a share of clean-up costs at certain sites including the Columbia Gas Plant site and the Brodhead site. Cleanup actions have been or are being undertaken at these sites as requested by governmental agencies, the costs of which have not been and are not expected to be significant to PPL Electric.

At December 31, 2022 and December 31, 2021, PPL Electric had a recorded liability of $11 million and $10 million representing its best estimate of the probable loss incurred to remediate the sites identified above.

(PPL)

RIE is potentially responsible for a share of clean-up costs at certain sites including former manufactured gas plant (MGP) facilities formerly owned by the Blackstone Valley Gas and Electric Company and the Rhode Island gas distribution assets of the New England Gas division of Southern Union Company and electric operations at certain RIE facilities. RIE is currently investigating and remediating, as necessary, those MGP sites and certain other properties under agreements with governmental agencies, the costs of which have not been and are not expected to be significant to PPL.

On December 31, 2022, RIE had a recorded liability of $100 million representing its best estimate of the remaining costs of environmental remediation activities. These undiscounted costs are expected to be incurred over approximately 30 years and to be subject to rate recovery. However, remediation costs for each site may be materially higher than estimated, depending on changing technologies and regulatory standards, selected end uses for each site, and actual environmental conditions encountered. RIE has recovered amounts from certain insurers and potentially responsible parties, and, where appropriate, may seek additional recovery from other insurers and from other potentially responsible parties, but it is uncertain whether, and to what extent, such efforts will be successful.

The RIPUC has approved two settlement agreements that provide for rate recovery of qualified remediation costs of certain contaminated sites located in Rhode Island and Massachusetts. Rate-recoverable contributions for electric operations of approximately $3 million are added annually to the Environmental Response Fund, along with interest and any recoveries from insurance carriers and other third-parties. In addition, RIE recovers approximately $1 million annually for gas operations under a distribution adjustment charge in which the qualified remediation costs are amortized over 10 years. See Note 7 for additional information on RIE's recorded environmental regulatory assets and liabilities.

Regulatory Issues

See Note 7 for information on regulatory matters related to utility rate regulation.

Electricity - Reliability Standards

The NERC is responsible for establishing and enforcing mandatory reliability standards (Reliability Standards) regarding the bulk electric system in North America. The FERC oversees this process and independently enforces the Reliability Standards.

The Reliability Standards have the force and effect of law and apply to certain users of the bulk electric system, including electric utility companies, generators and marketers. Under the Federal Power Act, the FERC may assess civil penalties for certain violations.

PPL Electric, LG&E, KU and RIE monitor their compliance with the Reliability Standards and self-report or self-log potential violations of applicable reliability requirements whenever identified, and submit accompanying mitigation plans, as required. The resolution of a small number of potential violations is pending. Penalties incurred to date have not been significant. Any Regional Reliability Entity determination concerning the resolution of violations of the Reliability Standards remains subject to the approval of the NERC and the FERC.

In the course of implementing their programs to ensure compliance with the Reliability Standards by those PPL affiliates subject to the standards, certain other instances of potential non-compliance may be identified from time to time. The Registrants cannot predict the outcome of these matters, and an estimate or range of possible losses cannot be determined.

Gas - Security Directives *(PPL and LG&E)*

In May and July of 2021, the Department of Homeland Security's (DHS) Transportation Security Administration (TSA) released two security directives applicable to certain notified owners and operators of natural gas pipeline facilities (including local distribution companies) that the TSA has determined to be critical. The TSA has determined that LG&E is critical, while RIE has not been notified of this distinction. The first security directive required notified owners/operators to implement cybersecurity incident reporting to the DHS, designate a cybersecurity coordinator, and perform a gap assessment of current entity cybersecurity practices against certain voluntary TSA security guidelines and report relevant results and proposed mitigation to applicable DHS agencies. The second security directive required notified entities to implement a significant number of specified cyber security controls and processes. LG&E does not believe the security directives have had or will have a significant impact on LG&E's operations or financial condition.

Other

Guarantees and Other Assurances

(All Registrants)

In the normal course of business, the Registrants enter into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Examples of such agreements include: guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis or to facilitate the commercial activities in which these subsidiaries engage.

(PPL)

PPL fully and unconditionally guarantees all of the debt obligations of PPL Capital Funding.

(All Registrants)

The table below details guarantees provided as of December 31, 2022. "Exposure" represents the estimated maximum potential amount of future payments that could be required to be made under the guarantee. The Registrants believe the probability of expected payment/performance under each of these guarantees is remote, except for the guarantees and indemnifications related to the sale of Safari Holdings, which PPL believes are reasonably possible but not probable of occurring. For reporting purposes, on a consolidated basis, the guarantees of PPL include the guarantees of its subsidiary Registrants.

	Exposure at December 31, 2022			Expiration Date
PPL				
Indemnifications related to certain tax liabilities related to the sale of the U.K. utility business	£	50	(a)	2028
PPL guarantee of Safari payment obligations under certain sale/leaseback financing transactions related to the sale of Safari Holdings	$	148	(b)	2028
PPL guarantee of Safari payment obligations under certain PPAs related to the sale of Safari Holdings		55	(c)	
Indemnifications for losses suffered related to items not covered by Aspen Power's representation and warranty insurance associated with the sale of Safari Holdings		140	(d)	Various
LG&E and KU				
LG&E and KU obligation of shortfall related to OVEC			(e)	

(a) PPL WPD Limited entered into a Tax Deed dated June 9, 2021 in which it agreed to a tax indemnity regarding certain potential tax liabilities of the entities sold with respect to periods prior to the completion of the sale, subject to customary exclusions and limitations. Because National Grid Holdings One plc, the buyer, agreed to purchase indemnity insurance, the amount of the cap on the indemnity for these liabilities is £1, except with respect to certain surrenders of tax losses, for which the amount of the cap on the indemnity is £50 million.

(b) PPL guaranteed the payment obligations of Safari under certain sale/leaseback financing transactions executed by Safari. These guarantees will remain in place until Safari exercises its option to buy-out the projects under the sale/leaseback financings by the year 2028. Safari will indemnify PPL for any payments made by PPL or claims against PPL under the sale/leaseback transaction guarantees up to $25 million. The estimated maximum exposure of this guarantee is $148 million.

(c) PPL guaranteed the payment obligations of Safari under certain PPAs executed by Safari. Aspen Power is expected to replace these guarantees and retain liability for any payments made by PPL or claims against PPL under any guarantee that is not replaced. The estimated maximum exposure of this guarantee is $55 million.

(d) Aspen Power has obtained representation and warranty insurance, therefore, PPL generally has no liability for its representations and warranties under the agreement except for losses suffered related to items not covered. Expiration of these indemnifications range from 18 months to 6 years from the date of the closing of the transaction, and PPL's aggregate liability for these claims will not exceed $140 million subject to certain adjustments plus the support obligations provided by PPL under sale-leaseback financings and PPAs that will be replaced by Aspen Power.

(e) Pursuant to the OVEC power purchase contract, LG&E and KU are obligated to pay for their share of OVEC's excess debt service, post-retirement and decommissioning costs, as well as any shortfall from amounts included within a demand charge designed and expected to cover these costs over the term of the contract. PPL's proportionate share of OVEC's outstanding debt was $89 million at December 31, 2022, consisting of LG&E's share of $62 million and KU's share of $27 million. The maximum exposure and the expiration date of these potential obligations are not presently determinable. See "Energy Purchase Commitments" above for additional information on the OVEC power purchase contract.

The Registrants provide other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of indemnification or warranties related to services or equipment and vary in duration. The amounts of these guarantees often are not explicitly stated, and the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, no significant payments have been made with respect to these types of guarantees and the probability of payment/performance under these guarantees is remote.

PPL, on behalf of itself and certain of its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage provides maximum aggregate coverage of $225 million. This insurance may be applicable to obligations under certain of these contractual arrangements.

15. Related Party Transactions

Wholesale Sales and Purchases *(LG&E and KU)*

LG&E and KU jointly dispatch their generation units with the lowest cost generation used to serve their retail customers. When LG&E has excess generation capacity after serving its own retail customers and its generation cost is lower than that of KU, KU purchases electricity from LG&E and vice versa. These transactions are reflected in the Statements of Income as "Electric revenue from affiliate" and "Energy purchases from affiliate" and are recorded at a price equal to the seller's fuel cost plus any split savings. Savings realized from such intercompany transactions are shared equally between both companies. The volume of energy each company has to sell to the other is dependent on its retail customers' needs and its available generation.

Support Costs *(PPL Electric, LG&E and KU)*

PPL Services and LKS provide and, prior to its merger into PPL Services on December 31, 2021, PPL EU Services provided the Registrants and each other with administrative, management and support services. For all services companies, the costs of directly assignable and attributable services are charged to the respective recipients as direct support costs. General costs that cannot be directly attributed to a specific entity are allocated and charged to the respective recipients as indirect support costs. PPL Services and PPL EU Services use a three-factor methodology that includes the applicable recipients' invested capital, operation and maintenance expenses and number of employees to allocate indirect costs. PPL Services may also use a ratio of overall direct and indirect costs or a weighted average cost ratio. LKS bases its indirect allocations on the subsidiaries' number of employees, total assets, revenues, number of customers and/or other statistical information. PPL Services, PPL EU Services and LKS charged the following amounts for the years ended December 31, including amounts applied to accounts that are further distributed between capital and expense on the books of the recipients, based on methods that are believed to be reasonable.

	2022	2021	2020
PPL Electric from PPL Services	$ 241	$ 54	$ 50
PPL Electric from PPL EU Services	—	222	176
LG&E from LKS	153	169	170
LG&E from PPL Services	13	3	2
KU from LKS	171	179	180
KU from PPL Services	14	3	2

In addition to the charges for services noted above, LKS makes payments on behalf of LG&E and KU for fuel purchases and other costs for products or services provided by third parties. LG&E and KU also provide services to each other and to LKS. Billings between LG&E and KU relate to labor and overheads associated with union and hourly employees performing work for the other company, charges related to jointly-owned generating units and other miscellaneous charges. Tax settlements between PPL and LG&E and KU are reimbursed through LKS.

Intercompany Borrowings

(PPL Electric)

PPL Energy Funding maintains a $1,200 million revolving line of credit with a PPL Electric subsidiary. At December 31, 2022, PPL Energy Funding had no borrowings outstanding. At December 31, 2021, $499 million was outstanding. This balance is reflected in "Notes receivable from affiliate" on the PPL Electric balance sheet. The interest rates on borrowings are equal to one-month LIBOR plus a spread. Interest income is reflected in "Interest Income from Affiliate" on the Income Statements.

CEP Reserves maintains a $500 million revolving line of credit with a PPL Electric subsidiary. At December 31, 2022 and 2021, CEP Reserves had no borrowings outstanding. The interest rates on borrowings are equal to one-month LIBOR plus a spread. Interest income is reflected in "Interest Income from Affiliate" on the Income Statements.

(LG&E)

LG&E participates in an intercompany money pool agreement whereby LKE and/or KU make available to LG&E funds up to the difference between LG&E's FERC borrowing limit and LG&E's commercial paper limit at an interest rate based on the lower of a market index of commercial paper issues and two additional rate options based on LIBOR. At December 31, 2022, LG&E's money pool unused capacity was $250 million. At December 31, 2022, LG&E had no borrowings outstanding from KU and/or LKE. At December 31, 2021, LG&E had borrowings of $324 million outstanding from LKE. These balances are reflected in "Notes payable to affiliates" on the LG&E Balance Sheets.

(KU)

KU participates in an intercompany money pool agreement whereby LKE and/or LG&E make available to KU funds up to the difference between KU's FERC borrowing limit and KU's commercial paper limit at an interest rate based on the lower of a market index of commercial paper issues and two additional rate options based on LIBOR. At December 31, 2022, KU's money pool unused capacity was $250 million. At December 31, 2022, KU had no borrowings outstanding from LG&E and/or LKE. At December 31, 2021, KU had borrowings of $294 million outstanding from LKE. These balances are reflected in "Notes payable to affiliates" on the KU Balance Sheets.

VEBA Funds Receivable *(PPL Electric)*

In May 2018, PPL received a favorable private letter ruling from the IRS permitting a transfer of excess funds from the PPL Bargaining Unit Retiree Health Plan VEBA to a new subaccount within the VEBA, to be used to pay medical claims of active bargaining unit employees. Based on PPL Electric's participation in PPL's Other Postretirement Benefit plan, PPL Electric was allocated a portion of the excess funds from PPL Services. These funds have been recorded as an intercompany receivable on the Balance Sheets. The receivable balance decreases as PPL Electric pays incurred medical claims and is reimbursed by PPL Services. The intercompany receivable balance associated with these funds was immaterial as of December 31, 2022. The intercompany receivable balance associated with these funds was $11 million as of December 31, 2021, of which $10 million was reflected in "Accounts receivable from affiliates" and $1 million was reflected in "Other noncurrent assets" on the Balance Sheets.

Other *(PPL Electric, LG&E and KU)*

See Note 1 for discussions regarding the intercompany tax sharing agreement (for PPL Electric, LG&E and KU) and intercompany allocations of stock-based compensation expense (for PPL Electric). For PPL Electric, LG&E and KU, see Note 12 for discussions regarding intercompany allocations associated with defined benefits.

16. Other Income (Expense) - net

(PPL)

The components of "Other Income (Expense) - net" for the years ended December 31, were:

	2022	2021	2020
Defined benefit plans - non-service credits (Note 12)	$ 47	$ 21	$ (2)
Interest income	4	12	9
AFUDC - equity component	22	18	20
Charitable contributions	(14)	(14)	(3)
Miscellaneous	(5)	(22)	(22)
Other Income (Expense) - net	$ 54	$ 15	$ 2

(PPL Electric)

The components of "Other Income (Expense) - net" for the years ended December 31, were:

	2022	2021	2020
Defined benefit plans - non-service credits (Note 12)	$ 15	$ 9	$ 4
Interest income	3	—	2
AFUDC - equity component	16	18	19
Charitable contributions	(3)	(3)	(3)
Miscellaneous	(1)	(3)	(4)
Other Income (Expense) - net	$ 30	$ 21	$ 18

17. Fair Value Measurements

(All Registrants)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). A market approach (generally, data from market transactions), an income approach (generally, present value techniques and option-pricing models), and/or a cost approach (generally, replacement cost) are used to measure the fair value of an asset or liability, as appropriate. These valuation approaches incorporate inputs such as observable, independent market data and/or unobservable data that management believes are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk. The fair value of a group of financial assets and liabilities is measured on a net basis. See Note 1 for information on the levels in the fair value hierarchy.

Recurring Fair Value Measurements

The assets and liabilities measured at fair value were:

	December 31, 2022				December 31, 2021			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
PPL								
Assets								
Cash and cash equivalents	$ 356	$ 356	$ —	$ —	$ 3,571	$ 3,571	$ —	$ —
Restricted cash and cash equivalents (a)	1	1	—	—	1	1	—	—
Total Cash, Cash Equivalents and Restricted Cash (b)	357	357	—	—	3,572	3,572	—	—
Special use funds (a):								
Money market fund	1	1	—	—	2	2	—	—
Commingled debt fund measured at NAV (c)	13	—	—	—	22	—	—	—
Commingled equity fund measured at NAV (c)	11	—	—	—	21	—	—	—
Total special use funds	25	1	—	—	45	2	—	—
Price risk management assets (d):								
Gas contracts	25	—	25	—	—	—	—	—
Total assets	$ 407	$ 358	$ 25	$ —	$ 3,617	$ 3,574	$ —	$ —
Liabilities								
Price risk management liabilities (d):								
Interest rate swaps	$ 7	$ —	$ 7	$ —	$ 18	$ —	$ 18	$ —
Gas contracts	66	—	10	56	—	—	—	—
Total price risk management liabilities	$ 73	$ —	$ 17	$ 56	$ 18	$ —	$ 18	$ —
PPL Electric								
Assets								
Cash and cash equivalents	$ 25	$ 25	$ —	$ —	$ 21	$ 21	$ —	$ —
Total assets	$ 25	$ 25	$ —	$ —	$ 21	$ 21	$ —	$ —

	December 31, 2022				December 31, 2021			
	Total	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**
LG&E								
Assets								
Cash and cash equivalents	$ 93	$ 93	$ —	$ —	$ 9	$ 9	$ —	$ —
Total assets	$ 93	$ 93	$ —	$ —	$ 9	$ 9	$ —	$ —
Liabilities								
Price risk management liabilities:								
Interest rate swaps	$ 7	$ —	$ 7	$ —	$ 18	$ —	$ 18	$ —
Total price risk management liabilities	$ 7	$ —	$ 7	$ —	$ 18	$ —	$ 18	$ —
KU								
Assets								
Cash and cash equivalents	$ 21	$ 21	$ —	$ —	$ 13	$ 13	$ —	$ —
Total assets	$ 21	$ 21	$ —	$ —	$ 13	$ 13	$ —	$ —

(a) Current portion is included in "Other current assets" and long-term portion is included in "Other noncurrent assets" on the Balance Sheets.

(b) Total Cash, Cash Equivalents and Restricted Cash provides a reconciliation of these items reported within the Balance Sheets to the sum shown on the Statements of Cash Flows.

(c) In accordance with accounting guidance, certain investments that are measured at fair value using net asset value per share (NAV), or its equivalent, have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of financial position.

(d) Current portion is included in "Other current liabilities" and noncurrent portion is included in "Other deferred credits and noncurrent liabilities" on the Balance Sheets.

A reconciliation of net assets and liabilities classified as Level 3 for the year ended December 31 is as follows:

	Gas Contracts
2022	
Balance at beginning of period	$ —
Total realized/unrealized gains (losses):	
Included in regulatory assets	56
Balance at end of period	$ 56

Special Use Funds *(PPL)*

The special use funds are investments restricted for paying active union employee medical costs. In 2018, PPL received a favorable private letter ruling from the IRS permitting a transfer of excess funds from the PPL Bargaining Unit Retiree Health Plan VEBA to a new subaccount within the VEBA to be used to pay medical claims of active bargaining unit employees. The funds are invested primarily in commingled debt and equity funds measured at NAV and are classified as investments in equity securities. Changes in the fair value of the funds are recorded to the Statements of Income.

Price Risk Management Assets/Liabilities

Interest Rate Swaps (PPL, LG&E and KU)

To manage interest rate risk, PPL, LG&E and KU use interest rate contracts such as forward-starting swaps, floating-to-fixed swaps and fixed-to-floating swaps. An income approach is used to measure the fair value of these contracts, utilizing readily observable inputs, such as forward interest rates (e.g., LIBOR, SOFR, and government security rates), as well as inputs that may not be observable, such as credit valuation adjustments. In certain cases, market information cannot practicably be obtained to value credit risk and therefore internal models are relied upon. These models use projected probabilities of default and estimated recovery rates based on historical observances. When the credit valuation adjustment is significant to the overall valuation, the contracts are classified as Level 3.

146

Gas Contracts (PPL)

To manage gas commodity price risk associated with natural gas purchases, RIE utilizes over-the-counter (OTC) gas swaps contracts with pricing inputs obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), except in cases where the ICE publishes seasonal averages or where there were no transactions within the last seven days. RIE may utilize discounting based on quoted interest rate curves, including consideration of non-performance risk, and may include a liquidity reserve calculated based on bid/ask spread. Substantially all of these price curves are observable in the marketplace throughout at least 95% of the remaining contractual quantity, or they could be constructed from market observable curves with correlation coefficients of 95% or higher. These contracts are classified as Level 2.

RIE also utilizes gas option and purchase and capacity transactions, which are valued based on internally developed models. Industry-standard valuation techniques, such as the Black-Scholes pricing model, are used for valuing such instruments. For valuations that include both observable and unobservable inputs, if the unobservable input is determined to be significant to the overall inputs, the entire valuation is classified as Level 3. This includes derivative instruments valued using indicative price quotations whose contract tenure extends into unobservable periods. In instances where observable data is unavailable, consideration is given to the assumptions that market participants would use in valuing the asset or liability. This includes assumptions about market risks such as liquidity, volatility, and contract duration. Such instruments are classified as Level 3 as the model inputs generally are not observable. RIE considers non-performance risk and liquidity risk in the valuation of derivative instruments classified as Level 2 and Level 3.

The significant unobservable inputs used in the fair value measurement of the gas derivative instruments are implied volatility and gas forward curves. A relative change in commodity price at various locations underlying the open positions can result in significantly different fair value estimates.

Financial Instruments Not Recorded at Fair Value *(All Registrants)*

The carrying amounts of long-term debt on the Balance Sheets and their estimated fair values are set forth below. Long-term debt is classified as Level 2. The effect of third-party credit enhancements is not included in the fair value measurement.

	December 31, 2022		December 31, 2021	
	Carrying Amount (a)	Fair Value	Carrying Amount (a)	Fair Value
PPL	$ 13,243	$ 12,239	$ 11,140	$ 12,955
PPL Electric	4,486	4,259	4,484	5,272
LG&E	2,307	2,128	2,006	2,363
KU	2,920	2,616	2,618	3,120

(a)   Amounts are net of debt issuance costs.

The carrying amounts of other current financial instruments (except for long-term debt due within one year) approximate their fair values because of their short-term nature.

18. Derivative Instruments and Hedging Activities

Risk Management Objectives

(All Registrants)

PPL has a risk management policy approved by the Board of Directors to manage market risk associated with commodities, interest rates on debt issuances (including price, liquidity and volumetric risk) and credit risk (including non-performance risk and payment default risk). The Risk Management Committee, comprised of senior management and chaired by the Senior Director-Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with the risk policy and detailed programs include, but are not limited to, credit review and approval, validation of transactions, verification of risk and transaction limits, value-at-risk analyses (VaR, a statistical model that attempts to estimate the value of potential loss over a given holding period under normal market conditions at a given confidence level) and the coordination and reporting of the Enterprise Risk Management program.

Market Risk

Market risk includes the potential loss that may be incurred as a result of price changes associated with a particular financial or commodity instrument as well as market liquidity and volumetric risks. Forward contracts, futures contracts, options, swaps and structured transactions are utilized as part of risk management strategies to minimize unanticipated fluctuations in earnings caused by changes in commodity prices and interest rates. Many of these contracts meet the definition of a derivative. All derivatives are recognized on the Balance Sheets at their fair value, unless NPNS is elected.

The following summarizes the market risks that affect PPL and its subsidiaries.

Interest Rate Risk

- PPL and its subsidiaries are exposed to interest rate risk associated with forecasted fixed-rate and existing floating-rate debt issuances. PPL and LG&E utilize over-the-counter interest rate swaps to limit exposure to market fluctuations on floating-rate debt. PPL, LG&E and KU utilize forward starting interest rate swaps to hedge changes in benchmark interest rates, when appropriate, in connection with future debt issuance.
- PPL and its subsidiaries are exposed to interest rate risk associated with debt securities and derivatives held by defined benefit plans. This risk is significantly mitigated to the extent that the plans are sponsored at, or sponsored on behalf of, the regulated utilities due to the recovery methods in place.

Commodity Price Risk

PPL is exposed to commodity price risk through its subsidiaries as described below.

- PPL Electric is required to purchase electricity to fulfill its obligation as a PLR. Potential commodity price risk is mitigated through its PAPUC-approved cost recovery mechanism and full-requirement supply agreements to serve its PLR customers which transfer the risk to energy suppliers.
- LG&E's and KU's rates include certain mechanisms for fuel, fuel-related expenses and energy purchases. In addition, LG&E's rates include a mechanism for natural gas supply costs. These mechanisms generally provide for timely recovery of market price fluctuations associated with these costs.
- RIE utilizes derivative instruments pursuant to its RIPUC-approved plan to manage commodity price risk associated with its natural gas purchases. RIE's commodity price risk management strategy is to reduce fluctuations in firm gas sales prices to its customers. RIE's costs associated with derivatives instruments are recoverable through its RIPUC- approved cost recovery mechanisms. RIE is required to purchase electricity to fulfill its obligation to provide Last Resort Service (LRS). Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms and full requirements service agreements to serve LRS customers, which transfer the risk to energy suppliers. RIE is required to contract through long-term agreements for clean energy supply under the Rhode Island Renewable Energy Growth program and Long-term Clean Energy Standard. Potential commodity price risk is mitigated through its RIPUC-approved cost recovery mechanisms, which true-up cost differences between contract prices and market prices.

Volumetric Risk

Volumetric risk is the risk related to the changes in volume of retail sales due to weather, economic conditions or other factors. PPL is exposed to volumetric risk through its subsidiaries as described below:

- PPL Electric, LG&E and KU are exposed to volumetric risk on retail sales, mainly due to weather and other economic conditions for which there is limited mitigation between rate cases.

148

- RIE is exposed to volumetric risk, which is significantly mitigated by regulatory mechanisms. RIE's electric and gas distribution rates both have a revenue decoupling mechanism, which allows for annual adjustments to RIE's delivery rates.

Equity Securities Price Risk

- PPL and its subsidiaries are exposed to equity securities price risk associated with the fair value of the defined benefit plans' assets. This risk is significantly mitigated due to the recovery methods in place.
- PPL is exposed to equity securities price risk from future stock sales and/or purchases.

Credit Risk

Credit risk is the potential loss that may be incurred due to a counterparty's non-performance.

PPL is exposed to credit risk from "in-the-money" transactions with counterparties, as well as additional credit risk through certain of its subsidiaries, as discussed below.

In the event a supplier of PPL, PPL Electric, LG&E or KU defaults on its contractual obligation, those Registrants would need to seek replacement power or replacement fuel in the market. In general, subject to regulatory review or other processes, appropriate incremental costs incurred by these entities would be recoverable from customers through applicable rate mechanisms, thereby mitigating the financial risk for these entities.

PPL and its subsidiaries have credit policies in place to manage credit risk, including the use of an established credit approval process, daily monitoring of counterparty positions and the use of master netting agreements or provisions. These agreements generally include credit mitigation provisions, such as margin, prepayment or collateral requirements. PPL and its subsidiaries may request additional credit assurance, in certain circumstances, in the event that the counterparties' credit ratings fall below investment grade, their tangible net worth falls below specified percentages or their exposures exceed an established credit limit.

Master Netting Arrangements *(PPL, LG&E and KU)*

Net derivative positions on the balance sheets are not offset against the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) under master netting arrangements.

PPL had $4 million cash collateral posted under master netting arrangements at December 31, 2022 and no cash collateral posted at December 31, 2021.

PPL had no obligation to return cash collateral under master netting arrangements at December 31, 2022 and 2021.

LG&E and KU had no cash collateral posted or obligation to return cash collateral under master netting arrangements at December 31, 2022 and 2021.

See "Offsetting Derivative Instruments" below for a summary of derivative positions presented in the balance sheets where a right of setoff exists under these arrangements.

Interest Rate Risk

(All Registrants)

PPL and its subsidiaries issue debt to finance their operations, which exposes them to interest rate risk. A variety of financial derivative instruments are utilized to adjust the mix of fixed and floating interest rates in their debt portfolios, adjust the duration of the debt portfolios and lock in benchmark interest rates in anticipation of future financing, when appropriate. Risk limits under PPL's risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of the debt portfolio due to changes in benchmark interest rates. In addition, the interest rate risk of certain subsidiaries is potentially mitigated as a result of the existing regulatory framework or the timing of rate case.

<u>Cash Flow Hedges</u> *(PPL)*

Interest rate risks include exposure to adverse interest rate movements for outstanding variable rate debt and for future anticipated financings. Financial interest rate swap contracts that qualify as cash flow hedges may be entered into to hedge floating interest rate risk associated with both existing and anticipated debt issuances. PPL had no such contracts at December 31, 2022.

Cash flow hedges are discontinued if it is no longer probable that the original forecasted transaction will occur by the end of the originally specified time period and any amounts previously recorded in AOCI are reclassified into earnings once it is determined that the hedged transaction is not probable of occurring.

For 2022, 2021 and 2020, PPL had no cash flow hedges reclassified into earnings associated with discontinued cash flow hedges.

At December 31, 2022, the amount of accumulated net unrecognized after-tax gains (losses) on qualifying derivatives expected to be reclassified into earnings during the next 12 months is insignificant. Amounts are reclassified as the hedged interest expense is recorded.

<u>Economic Activity</u> *(PPL and LG&E)*

LG&E enters into interest rate swap contracts that economically hedge interest payments. Because realized gains and losses from the swaps, including terminated swap contracts, are recoverable through regulated rates, any subsequent changes in fair value of these derivatives are included in regulatory assets or liabilities until they are realized as interest expense. Realized gains and losses are recognized in "Interest Expense" on the Statements of Income at the time the underlying hedged interest expense is recorded. At December 31, 2022, LG&E held contracts with a notional amount of $64 million that mature in 2033.

Commodity Price Risk *(PPL)*

<u>Economic Activity</u>

RIE enters into financial and physical derivative contracts that economically hedge natural gas purchases. Realized gains and losses from the derivatives are recoverable through regulated rates, therefore subsequent changes in fair value are included in regulatory assets or liabilities until they are realized as purchased gas. Realized gains and losses are recognized in "Energy Purchases" on the Statements of Income upon settlement of the contracts. At December 31, 2022, RIE held contracts with a notional amount of $15 million that mature in 2024.

Accounting and Reporting

(All Registrants)

All derivative instruments are recorded at fair value on the Balance Sheet as an asset or liability unless the NPNS is elected. NPNS contracts include certain full-requirement purchase contracts and other physical purchase contracts. Changes in the fair value of derivatives not designated as NPNS are recognized in earnings unless specific hedge accounting criteria are met and designated as such, except for the changes in fair values of LG&E's interest rate swaps that are recognized as regulatory assets or regulatory liabilities. See Note 7 for amounts recorded in regulatory assets and regulatory liabilities at December 31, 2022 and 2021.

See Note 1 for additional information on accounting policies related to derivative instruments.

(PPL)

The following table presents the fair value and location of derivative instruments recorded on the Balance Sheets:

	December 31, 2022				December 31, 2021			
	Derivatives designated as hedging instruments		Derivatives not designated as hedging instruments		Derivatives designated as hedging instruments		Derivatives not designated as hedging instruments	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Current:								
Price Risk Management Assets/Liabilities (a):								
Interest rate swaps (b)	$ —	$ —	$ —	$ 1	$ —	$ —	$ —	$ 1
Gas contracts	—	—	20	62	—	—	—	—
Total current	—	—	20	63	—	—	—	1
Noncurrent:								
Price Risk Management Assets/Liabilities (a):								
Interest rate swaps (b)	—	—	—	6	—	—	—	17
Gas contracts	—	—	5	4	—	—	—	—
Total noncurrent	—	—	5	10	—	—	—	17
Total derivatives	$ —	$ —	$ 25	$ 73	$ —	$ —	$ —	$ 18

(a) Current portion is included in "Other current assets" and "Other current liabilities" and noncurrent portion is included in "Other noncurrent assets" and "Other deferred credits and noncurrent liabilities" on the Balance Sheets.

(b) Excludes accrued interest, if applicable.

The following tables present the pre-tax effect of derivative instruments recognized in income, OCI or regulatory assets and regulatory liabilities:

Derivative Relationships	Derivative Gain (Loss) Recognized in OCI	Location of Gain (Loss) Recognized in Income on Derivative	Gain (Loss) Reclassified from AOCI into Income
2022			
Cash Flow Hedges:			
Interest rate swaps	$ —	Interest Expense	$ (3)
Total	$ —		$ (3)
2021			
Cash Flow Hedges:			
Interest rate swaps	$ —	Interest Expense	$ 11
		Income (Loss) from Discontinued operations (net of taxes)	(2)
Cross-currency swaps	(50)	Income (Loss) from Discontinued operations (net of taxes)	(39)
Total	$ (50)		$ (30)
Net Investment Hedges:			
Foreign currency contracts in Discontinued operations	$ 1		
2020			
Cash Flow Hedges:			
Interest rate swaps	$ (9)	Interest Expense	$ (8)
		Income(Loss) from Discontinued operations(net of taxes)	(2)
Cross-currency swaps	(15)	Income (Loss) from Discontinued operations (net of taxes)	(22)
Total	$ (24)		$ (32)
Net Investment Hedges:			
Foreign currency contracts in Discontinued operations	$ 1		

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in Income on Derivative	2022		2021		2020	
Foreign currency contracts	Income (Loss) from Discontinued Operations (net of taxes)	$	—	$	(266)	$	(98)
Interest rate swaps	Interest Expense		(2)		(2)		(5)
Gas contracts	Energy Purchases		41		—		—
	Total	$	39	$	(268)	$	(103)

Derivatives Not Designated as Hedging Instruments	Location of Gain (Loss) Recognized as Regulatory Liabilities/Assets	2022		2021		2020	
Gas contracts	Regulatory assets - current	$	39	$	—	$	—
Interest rate swaps	Regulatory assets - noncurrent		11		5		(2)
	Total	$	50	$	5	$	(2)

The following table presents the effect of cash flow hedge activity on the Statement of Income for the year ended December 31, 2022:

	Location and Amount of Gain (Loss) Recognized in Income on Hedging Relationships	
	Interest Expense	Other Income (Expense) - net
Total income and expense line items presented in the income statement in which the effect of cash flow hedges are recorded	$ 513	$ 54
The effects of cash flow hedges:		
Gain (Loss) on cash flow hedging relationships:		
Interest rate swaps:		
Amount of gain (loss) reclassified from AOCI to income	(3)	—
Cross-currency swaps:		
Hedged items	—	—
Amount of gain (loss) reclassified from AOCI to income	—	—

The following table presents the effect of cash flow hedge activity on the Statement of Income for the year ended December 31, 2021:

	Location and Amount of Gain (Loss) Recognized in Income on Hedging Relationships	
	Interest Expense	Income (Loss) from Discontinued Operations (net of income taxes)
Total income and expense line items presented in the income statement in which the effect of cash flow hedges are recorded	$ 918	$ (1,498)
The effects of cash flow hedges:		
Gain (Loss) on cash flow hedging relationships:		
Interest rate swaps:		
Amount of gain (loss) reclassified from AOCI to income	11	(2)
Cross-currency swaps:		
Hedged items	—	39
Amount of gain (loss) reclassified from AOCI to income	—	(39)

The following table presents the effect of cash flow hedge activity on the Statement of Income for the year ended December 31, 2020:

	Location and Amount of Gain (Loss) Recognized in Income on Hedging Relationships	
	Interest Expense	Income (Loss) from Discontinued Operations (net of income taxes)
Total income and expense line items presented in the income statement in which the effect of cash flow hedges are recorded	$ 634	$ 829
The effects of cash flow hedges:		
Gain (Loss) on cash flow hedging relationships:		
Interest rate swaps:		
Amount of gain (loss) reclassified from AOCI to income	(8)	(2)
Cross-currency swaps:		
Hedged items	—	22
Amount of gain (loss) reclassified from AOCI to income	—	(22)

(LG&E)

The following table presents the fair value and the location on the Balance Sheets of derivatives not designated as hedging instruments:

	December 31, 2022		December 31, 2021	
	Assets	Liabilities	Assets	Liabilities
Current:				
Price Risk Management				
Assets/Liabilities:				
Interest rate swaps	$ —	$ 1	$ —	$ 1
Total current	—	1	—	1
Noncurrent:				
Price Risk Management				
Assets/Liabilities:				
Interest rate swaps	—	6	—	17
Total noncurrent	—	6	—	17
Total derivatives	$ —	$ 7	$ —	$ 18

The following tables present the pre-tax effect of derivatives not designated as cash flow hedges that are recognized in income or regulatory assets:

Derivative Instruments	Location of Gain (Loss)	2022	2021	2020
Interest rate swaps	Interest Expense	$ (2)	$ (2)	$ (5)

Derivative Instruments	Location of Gain (Loss)	2022	2021	2020
Interest rate swaps	Regulatory assets - noncurrent	$ 11	$ 5	$ (2)

(PPL, LG&E and KU)

Offsetting Derivative Instruments

PPL, LG&E and KU or certain of their subsidiaries have master netting arrangements in place and also enter into agreements pursuant to which they purchase or sell certain energy and other products. Under the agreements, upon termination of the agreement as a result of a default or other termination event, the non-defaulting party typically would have a right to set off amounts owed under the agreement against any other obligations arising between the two parties (whether under the agreement or not), whether matured or contingent and irrespective of the currency, place of payment or place of booking of the obligation.

PPL, LG&E and KU have elected not to offset derivative assets and liabilities and not to offset net derivative positions against the right to reclaim cash collateral pledged (an asset) or the obligation to return cash collateral received (a liability) under derivatives agreements. The table below summarizes the derivative positions presented in the balance sheets where a right of setoff exists under these arrangements and related cash collateral received or pledged.

| | Assets | | | | Liabilities | | | |
| | | Eligible for Offset | | | | | Eligible for Offset | | |
	Gross	Derivative Instruments	Cash Collateral Received	Net	Gross	Derivative Instruments	Cash Collateral Pledged	Net
December 31, 2022								
Derivatives								
PPL	$ 25	$ 20	$ —	$ 5	$ 73	$ 62	$ —	$ 11
LG&E	—	—	—	—	7	—	—	7
December 31, 2021								
Derivatives								
PPL	$ —	$ —	$ —	$ —	$ 18	$ —	$ —	18
LG&E	—	—	—	—	18	—	—	18

Credit Risk-Related Contingent Features

Certain derivative contracts contain credit risk-related contingent features which, when in a net liability position, would permit the counterparties to require the transfer of additional collateral upon a decrease in the credit ratings of PPL, LG&E and KU or certain of their subsidiaries. Most of these features would require the transfer of additional collateral or permit the counterparty to terminate the contract if the applicable credit rating were to fall below investment grade. Some of these features also would allow the counterparty to require additional collateral upon each downgrade in credit rating at levels that remain above investment grade. In either case, if the applicable credit rating were to fall below investment grade, and assuming no assignment to an investment grade affiliate were allowed, most of these credit contingent features require either immediate payment of the net liability as a termination payment or immediate and ongoing full collateralization on derivative instruments in net liability positions.

Additionally, certain derivative contracts contain credit risk-related contingent features that require adequate assurance of performance be provided if the other party has reasonable concerns regarding the performance of PPL's, LG&E's and KU's obligations under the contracts. A counterparty demanding adequate assurance could require a transfer of additional collateral or other security, including letters of credit, cash and guarantees from a creditworthy entity. This would typically involve negotiations among the parties. However, amounts disclosed below represent assumed immediate payment or immediate and ongoing full collateralization for derivative instruments in net liability positions with "adequate assurance" features.

(PPL)

At December 31, 2022, there were an insignificant amount of derivative contracts in a net liability position that contain credit risk-related contingent features, collateral posted on those positions and the related effect of a decrease in credit ratings below investment grade.

19. Goodwill and Other Intangible Assets

Goodwill

(PPL)

The changes in the carrying amount of goodwill by segment were:

	Kentucky Regulated		Rhode Island Regulated		Corporate and Other		Total	
	2022	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**
Balance at beginning of period (a)	$ 662	$ 662	$ —	$ —	$ 53	$ 53	$ 715	$ 715
Goodwill recognized during the period (b)	—	—	725	—	861	—	1,586	—
Sale of Safari Holdings (c)	—	—	—	—	(53)	—	(53)	—
Total	$ 662	$ 662	$ 725	$ —	$ 861	$ 53	$ 2,248	$ 715

(a) There were no accumulated impairment losses related to goodwill.
(b) Recognized as a result of the acquisition of RIE. See Note 9 for additional information.
(c) See Note 9 for additional information.

Other Intangible Assets

(PPL)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2022		December 31, 2021	
	Gross Carrying Amount	**Accumulated Amortization**	**Gross Carrying Amount**	**Accumulated Amortization**
Subject to amortization:				
Contracts (a)	$ 125	$ 99	$ 125	$ 90
Renewable Energy Credits	14	—	—	—
Land rights and easements	407	138	406	135
Licenses and other	2	1	20	6
Total subject to amortization	548	238	551	231
Not subject to amortization due to indefinite life:				
Land rights and easements	17	—	17	—
Other	—	—	6	—
Total not subject to amortization due to indefinite life	17	—	23	—
Total	$ 565	$ 238	$ 574	$ 231

(a) Gross carrying amount in 2022 and 2021 includes the fair value at the acquisition date of the OVEC power purchase contract with terms favorable to market recognized as a result of the 2010 acquisition of LKE by PPL.

Current intangible assets are included in "Other current assets" and long-term intangible assets are included in "Other intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2022	**2021**	**2020**
Intangible assets with no regulatory offset	$ 5	$ 9	$ 7
Intangible assets with regulatory offset	9	8	8
Total	$ 14	$ 17	$ 15

Amortization expense for each of the next five years is estimated to be:

	2023	**2024**	**2025**	**2026**	**2027**
Intangible assets with no regulatory offset	$ 5	$ 5	$ 5	$ 4	$ 4
Intangible assets with regulatory offset	9	8	8	2	—
Total	$ 14	$ 13	$ 13	$ 6	$ 4

(PPL Electric)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2022		December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land rights and easements	$ 385	$ 134	$ 382	$ 130
Licenses and other	2	1	2	1
Total subject to amortization	387	135	384	131
Not subject to amortization due to indefinite life:				
Land rights and easements	17	—	17	—
Total	$ 404	$ 135	$ 401	$ 131

Intangible assets are shown as "Intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2022	2021	2020
Intangible assets with no regulatory offset	$ 4	$ 4	$ 4

Amortization expense for each of the next five years is estimated to be:

	2023	2024	2025	2026	2027
Intangible assets with no regulatory offset	$ 4	$ 4	$ 4	$ 4	$ 4

(LG&E)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2022		December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land rights and easements	$ 7	$ 1	$ 7	$ 1
OVEC power purchase agreement (a)	86	68	86	62
Total subject to amortization	$ 93	$ 69	$ 93	$ 63

(a) Gross carrying amount represents the fair value at the acquisition date of the OVEC power purchase contract recognized as a result of the 2010 acquisition by PPL. An offsetting regulatory liability was recorded related to this contract, which is being amortized over the same period as the intangible asset, eliminating any income statement impact. See Note 7 for additional information.

Long-term intangible assets are presented as "Other intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2022	2021	2020
Intangible assets with regulatory offset	$ 6	$ 5	$ 6

Amortization expense for each of the next five years is estimated to be:

	2023	2024	2025	2026	2027
Intangible assets with regulatory offset	$ 6	$ 6	$ 6	$ 1	$ —

(KU)

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2022		December 31, 2021	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land rights and easements	$ 16	$ 3	$ 16	$ 4
OVEC power purchase agreement (a)	39	31	39	28
Total subject to amortization	$ 55	$ 34	$ 55	$ 32

(a) Gross carrying amount represents the fair value at the acquisition date of the OVEC power purchase contract recognized as a result of the 2010 acquisition by PPL. An offsetting regulatory liability was recorded related to this contract, which is being amortized over the same period as the intangible asset, eliminating any income statement impact. See Note 7 for additional information.

Long-term intangible assets are presented as "Other intangibles" on the Balance Sheets.

Amortization expense was as follows:

	2022	2021	2020
Intangible assets with no regulatory offset	$ —	$ 1	$ —
Intangible assets with regulatory offset	3	3	2

Amortization expense for each of the next five years is estimated to be:

	2023	2024	2025	2026	2027
Intangible assets with regulatory offset	$ 3	$ 2	$ 2	$ 1	$ —

20. Asset Retirement Obligations

(PPL and PPL Electric)

PPL Electric has identified legal retirement obligations for the retirement of certain transmission assets that could not be reasonably estimated due to indeterminable settlement dates. These assets are located on rights-of-way that allow the grantor to require PPL Electric to relocate or remove the assets. Since this option is at the discretion of the grantor of the right-of-way, PPL Electric is unable to determine when these events may occur.

(PPL, LG&E and KU)

PPL's, LG&E's and KU's ARO liabilities are primarily related to CCR closure costs. See Note 14 for information on the CCR rule. LG&E also has AROs related to natural gas mains and wells. LG&E's and KU's transmission and distribution lines largely operate under perpetual property easement agreements, which do not generally require restoration upon removal of the property. Therefore, no material AROs are recorded for transmission and distribution assets. For LG&E and KU, all ARO accretion and depreciation expenses are reclassified as a regulatory asset or regulatory liability. ARO regulatory assets associated with certain CCR projects are amortized to expense in accordance with regulatory approvals. For other AROs, deferred accretion and depreciation expense is recovered through cost of removal.

The changes in the carrying amounts of AROs were as follows:

	PPL 2022	PPL 2021	LG&E 2022	LG&E 2021	KU 2022	KU 2021
ARO at beginning of period	$ 189	$ 182	$ 84	$ 67	$ 105	$ 115
Acquisition of RIE (a)	10	—	—	—	—	—
Accretion	6	16	3	5	3	11
Obligations incurred	2	—	2	—	—	—
Changes in estimated timing or cost	15	56	12	40	4	16
Obligations settled	(45)	(65)	(15)	(28)	(30)	(37)
ARO at end of period	$ 177	$ 189	$ 86	$ 84	$ 82	$ 105

21. Accumulated Other Comprehensive Income (Loss)

(PPL)

The after-tax changes in AOCI by component for the years ended December 31 were as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on qualifying derivatives	Equity investees' AOCI	Defined benefit plans Prior service costs	Defined benefit plans Actuarial gain (loss)	Total
PPL						
December 31, 2019	$ (1,425)	$ (5)	$ —	$ (18)	$ (2,910)	$ (4,358)
Amounts arising during the year	267	(19)	—	(1)	(341)	(94)
Reclassifications from AOCI	—	24	—	3	205	232
Net OCI during the year	267	5	—	2	(136)	138
December 31, 2020	$ (1,158)	$ —	$ —	$ (16)	$ (3,046)	$ (4,220)
Amounts arising during the year	372	(39)	—	—	(1)	332
Reclassifications from AOCI	—	25	—	2	126	153
Reclassifications from AOCI due to the sale of the U.K. utility business (Note 9)	786	15	—	8	2,769	3,578
Net OCI during the year	1,158	1	—	10	2,894	4,063
December 31, 2021	$ —	$ 1	$ —	$ (6)	$ (152)	$ (157)
Amounts arising during the year	—	—	2	(1)	11	12
Reclassifications from AOCI	—	2	—	2	17	21
Net OCI during the year	—	2	2	1	28	33
December 31, 2022	$ —	$ 3	$ 2	$ (5)	$ (124)	$ (124)

The following table presents PPL's gains (losses) and related income taxes for reclassifications from AOCI for the years ended December 31, 2022, 2021 and 2020. The defined benefit plan components of AOCI are not reflected in their entirety in the statement of income; rather, they are included in the computation of net periodic defined benefit costs (credits) and subject to capitalization. See Note 12 for additional information.

Details about AOCI	PPL 2022	PPL 2021	PPL 2020	Affected Line Item on the Statements of Income
Qualifying derivatives				
Interest rate swaps	$ (3)	$ 11	$ (8)	Interest Expense
	—	(2)	(2)	Income (Loss) from Discontinued Operations (net of income taxes)
Cross-currency swaps	—	(39)	(22)	Income (Loss) from Discontinued Operations (net of income taxes)
Total Pre-tax	(3)	(30)	(32)	
Income Taxes	1	5	8	
Total After-tax	(2)	(25)	(24)	
Defined benefit plans				
Prior service costs	(3)	(3)	(4)	
Net actuarial loss	(24)	(159)	(256)	
Total Pre-tax	(27)	(162)	(260)	
Income Taxes	8	34	52	
Total After-tax	(19)	(128)	(208)	
Sale of the U.K. utility business (Note 9)				
Foreign currency translation adjustments	—	(646)	—	Income (Loss) from Discontinued Operations (net of income taxes)
Qualifying derivatives	—	(15)	—	Income (Loss) from Discontinued Operations (net of income taxes)
Defined benefit plans	—	(3,577)	—	Income (Loss) from Discontinued Operations (net of income taxes)
Total Pre-tax	—	(4,238)	—	
Income Taxes	—	660	—	
Total After-tax	—	(3,578)	—	
Total reclassifications during the year	$ (21)	$ (3,731)	$ (232)	

Comparison of 5-Year Cumulative Total Return
For PPL Corporation, S&P 500® Index and
EEI Index of Investor-owned Electric Utilities*



* Assumes investing $100 on December 31, 2017, and reinvesting dividends in PPL common stock, S&P 500® Index and EEI Index of Investor-owned Electric Utilities.

Management's Report on Internal Control over Financial Reporting

PPL Corporation

PPL's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). PPL's internal control over financial reporting is a process designed to provide reasonable assurance to PPL's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control - Integrated Framework" (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2022. The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm.

In accordance with SEC rules, management excluded Narragansett Electric from its evaluation of internal control over financial reporting due to the timing of deal close and Narragansett Electric's heavily integrated systems and processes with National Grid. Narragansett Electric accounted for -5.7% of net income and 15.9% and 20.5% of consolidated total assets and net assets, respectively, of PPL Corporation for the year ended December 31, 2022. As discussed above, PPL Corporation is evaluating changes to processes, information technology systems and other components of internal control over financial reporting as part of its ongoing integration activities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareowners and the Board of Directors of PPL Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of PPL Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 17, 2023, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Narragansett Electric due to the timing of deal close and Narragansett Electric's heavily integrated systems and processes with National Grid. Narragansett Electric accounted for -5.7% of net income and 15.9% and 20.5% of consolidated total assets and net assets, respectively, of PPL Corporation for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at Narragansett Electric.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Morristown, New Jersey
February 17, 2023

GLOSSARY OF TERMS AND ABBREVIATIONS

PPL Corporation and its subsidiaries

CEP Reserves - CEP Reserves, Inc., a cash management subsidiary of PPL that maintains cash reserves for the balance sheet management of PPL and certain subsidiaries.

KU - Kentucky Utilities Company, a public utility subsidiary of LKE engaged in the regulated generation, transmission, distribution and sale of electricity, primarily in Kentucky.

LG&E - Louisville Gas and Electric Company, a public utility subsidiary of LKE engaged in the regulated generation, transmission, distribution and sale of electricity and the distribution and sale of natural gas in Kentucky.

LKE - LG&E and KU Energy LLC, a subsidiary of PPL and the parent of LG&E, KU and other subsidiaries.

LKS - LG&E and KU Services Company, a subsidiary of LKE that provides administrative, management and support services primarily to LG&E and KU, as well as to LKE and its other subsidiaries.

Narragansett Electric - The Narragansett Electric Company, an entity that serves electric and natural gas customers in Rhode Island. On May 25, 2022, PPL and its subsidiary, PPL Rhode Island Holdings announced the completion of the acquisition of Narragansett Electric, which will continue to provide services under the name Rhode Island Energy.

PPL - PPL Corporation, the ultimate parent holding company of PPL Electric, PPL Energy Funding, PPL Capital Funding, LKE, RIE and other subsidiaries.

PPL Capital Funding - PPL Capital Funding, Inc., a financing subsidiary of PPL that provides financing for the operations of PPL and certain subsidiaries. Debt issued by PPL Capital Funding is fully and unconditionally guaranteed as to payment by PPL.

PPL Electric - PPL Electric Utilities Corporation, a public utility subsidiary of PPL engaged in the regulated transmission and distribution of electricity in its Pennsylvania service area and that provides electricity supply to its retail customers in this area as a PLR.

PPL Energy Funding - PPL Energy Funding Corporation, a subsidiary of PPL and the parent holding company of PPL Global and other subsidiaries.

PPL Energy Holdings - PPL Energy Holdings, LLC, a subsidiary of PPL and the parent holding company of PPL Energy Funding, LKE, PPL Electric, PPL Rhode Island Holdings, PPL Services and other subsidiaries.

PPL EU Services - PPL EU Services Corporation, a subsidiary of PPL that provided administrative, management and support services primarily to PPL Electric. On December 31, 2021, PPL EU Services merged into PPL Services.

PPL Global - PPL Global, LLC, a subsidiary of PPL Energy Funding that, prior to the sale of the U.K. utility business on June 14, 2021, primarily through its subsidiaries, owned and operated WPD, PPL's regulated electricity distribution businesses in the U.K. PPL Global was not included in the sale of the U.K. utility business on June 14, 2021.

PPL Rhode Island Holdings - PPL Rhode Island Holdings, LLC, a subsidiary of PPL Energy Holdings formed for the purpose of acquiring Narragansett Electric to which certain interests of PPL Energy Holdings in the Narragansett SPA were assigned.

PPL Services - PPL Services Corporation, a subsidiary of PPL that provides administrative, management and support services to PPL and its subsidiaries.

PPL WPD Limited - PPL WPD Limited, a U.K. subsidiary of PPL Global. Prior to the sale of the U.K. utility business on June 14, 2021, PPL WPD Limited was an indirect parent to WPD. PPL WPD Limited was not included in the sale of the U.K. utility business on June 14, 2021.

RIE - Rhode Island Energy, the name under which Narragansett Electric will continue to provide services subsequent to its acquisition by PPL and its subsidiary, PPL Rhode Island Holdings on May 25, 2022.

Other terms and abbreviations

£ - British pound sterling.

401(h) account(s) - a sub-account established within a qualified pension trust to provide for the payment of retiree medical costs.

Act 11 - Act 11 of 2012 that became effective on April 16, 2012. The Pennsylvania legislation authorized the PAPUC to approve two specific ratemaking mechanisms: the use of a fully projected future test year in base rate proceedings and, subject to certain conditions, a DSIC.

Act 129 - Act 129 of 2008 that became effective in October 2008. The law amended the Pennsylvania Public Utility Code and created an energy efficiency and conservation program and smart metering technology requirements, adopted new PLR electricity supply procurement rules, provided remedies for market misconduct and changed the Alternative Energy Portfolio Standard (AEPS).

Act 129 Smart Meter program - PPL Electric's system-wide meter replacement program that installs wireless digital meters that provide secure communication between PPL Electric and the meter as well as all related infrastructure.

Adjusted Gross Margins - a non-GAAP financial measure of performance used in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A).

Advanced Metering Infrastructure - meters and meter reading infrastructure that provide two-way communication capabilities, which communicate usage and other relevant data to LG&E and KU at regular intervals, and are also able to receive information from LG&E and KU, such as software upgrades and requests to provide meter readings in real time.

AFUDC - allowance for funds used during construction. The cost of equity and debt funds used to finance construction projects of regulated businesses, which is capitalized as part of construction costs.

AOCI - accumulated other comprehensive income or loss.

ARO - asset retirement obligation.

ATM Program - at-the-market stock offering program.

Cane Run Unit 7 - a NGCC generating unit in Kentucky, jointly owned by LG&E and KU.

CCR(s) - coal combustion residual(s). CCRs include fly ash, bottom ash and sulfur dioxide scrubber wastes.

Clean Air Act - federal legislation enacted to address certain environmental issues related to air emissions, including acid rain, ozone and toxic air emissions.

Clean Water Act - federal legislation enacted to address certain environmental issues relating to water quality including effluent discharges, cooling water intake, and dredge and fill activities.

COVID-19 - the disease caused by the coronavirus identified in 2019 that caused a global pandemic.

CPCN - Certificate of Public Convenience and Necessity. Authority granted by the KPSC pursuant to Kentucky Revised Statute 278.020 to provide utility service to or for the public or the construction of certain plant, equipment, property or facility for furnishing of utility service to the public. A CPCN is required for any capital addition, subject to KPSC jurisdiction, in excess of $100 million.

Customer Choice Act - the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

DDCP - Directors Deferred Compensation Plan.

DSIC - Distribution System Improvement Charge. Authorized under Act 11, which is an alternative ratemaking mechanism providing more-timely cost recovery of qualifying distribution system capital expenditures.

DSM - Demand Side Management. Pursuant to Kentucky Revised Statute 278.285, the KPSC may determine the reasonableness of DSM programs proposed by any utility under its jurisdiction. DSM programs consist of energy efficiency programs intended to reduce peak demand and delay the investment in additional power plant construction, provide customers with tools and information regarding their energy usage and support energy efficiency.

Earnings from Ongoing Operations - a non-GAAP financial measure of earnings adjusted for the impact of special items and used in "Combined Management's Discussion and Analysis of Financial Condition and Results of Operations" (MD&A).

EBPB - Employee Benefit Plan Board. The administrator of PPL's U.S. qualified retirement plans, which is charged with the fiduciary responsibility to oversee and manage those plans and the investments associated with those plans.

ECR - Environmental Cost Recovery. Pursuant to Kentucky Revised Statute 278.183, Kentucky electric utilities are entitled to the current recovery of costs of complying with the Clean Air Act, as amended, and those federal, state or local environmental requirements that apply to coal combustion wastes and byproducts from the production of energy from coal.

ELG(s) - Effluent Limitation Guidelines, regulations promulgated by the EPA.

EPA - Environmental Protection Agency, a U.S. government agency.

EPS - earnings per share.

FERC - Federal Energy Regulatory Commission, the U.S. federal agency that regulates, among other things, interstate transmission and wholesale sales of electricity, hydroelectric power projects and related matters.

GAAP - Generally Accepted Accounting Principles in the U.S.

GBP - British pound sterling.

GHG(s) - greenhouse gas(es).

GLT - gas line tracker. The KPSC approved mechanism for LG&E's recovery of certain costs associated with gas transmission lines, gas service lines, gas risers, leak mitigation, and gas main replacements.

Green Tariff - a KPSC approved rate schedule, permitting customers to contract with LG&E or KU for the purchase of renewable energy certificates, construction of solar generation and use of the energy produced, or the purchase of energy from a renewable energy generator.

GWh - gigawatt-hour, one million kilowatt hours.

IBEW - International Brotherhood of Electrical Workers.

ICPKE - The PPL Incentive Compensation Plan for Key Employees. The ICPKE provides for incentive compensation to certain employees below the level of senior executive.

IRS - Internal Revenue Service, a U.S. government agency.

ISO - Independent System Operator.

KPSC - Kentucky Public Service Commission, the state agency that has jurisdiction over the regulation of rates and service of utilities in Kentucky.

KU 2010 Mortgage Indenture - KU's Indenture, dated as of October 1, 2010, to The Bank of New York Mellon, as supplemented.

kVA - kilovolt ampere.

kWh - kilowatt hour, basic unit of electrical energy.

LCIDA - Lehigh County Industrial Development Authority.

LG&E 2010 Mortgage Indenture - LG&E's Indenture, dated as of October 1, 2010, to The Bank of New York Mellon, as supplemented.

LIBOR - London Interbank Offered Rate.

Mcf - one thousand cubic feet, a unit of measure for natural gas.

MMBtu - one million British Thermal Units.

Moody's - Moody's Investors Service, Inc., a credit rating agency.

MW - megawatt, one thousand kilowatts.

MWac - megawatt, alternating current. The measure of the power output from a solar installation.

NAAQS - National Ambient Air Quality Standards periodically adopted pursuant to the Clean Air Act.

NEP - New England Power Company, a National Grid U.S. affiliate.

NERC - North American Electric Reliability Corporation.

NGCC - Natural gas combined cycle.

NPNS - the normal purchases and normal sales exception as permitted by derivative accounting rules. Derivatives that qualify for this exception may receive accrual accounting treatment.

OCI - other comprehensive income or loss.

OVEC - Ohio Valley Electric Corporation, located in Piketon, Ohio, an entity in which LG&E owns a 5.63% interest and KU owns a 2.50% interest, which are recorded at cost. OVEC owns and operates two coal-fired power plants, the Kyger Creek plant in Ohio and the Clifty Creek plant in Indiana, with combined capacities of 2,120 MW.

PAPUC - Pennsylvania Public Utility Commission, the state agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

PEDFA - Pennsylvania Economic Development Financing Authority.

Performance unit - stock-based compensation award that represents a variable number of shares of PPL common stock that a recipient may receive based on PPL's attainment of (i) relative total shareowner return (TSR) over a three-year performance period as compared to companies in the PHLX Utility Sector Index; or (ii) corporate return on equity (ROE) based on the average of the annual ROE for each year of the three-year performance period. In light of the transformational nature of the potential sale of the U.K. utility business in 2021, PPL's ROE-based performance units issued for 2021 were based on a one-year performance period from January 1, 2021 to December 31, 2021; however, these units retained the three year vesting schedule and other characteristics.

PJM - PJM Interconnection, L.L.C., operator of the electricity transmission network and electricity energy market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

PLR - Provider of Last Resort, the role of PPL Electric in providing default electricity supply within its delivery area to retail customers who have not chosen to select an alternative electricity supplier under the Customer Choice Act.

PP&E - property, plant and equipment.

PPA(s) - power purchase agreement(s).

PPL EnergyPlus - prior to the June 1, 2015 spinoff of PPL Energy Supply, LLC, PPL EnergyPlus, LLC, a subsidiary of PPL Energy Supply that marketed and traded wholesale and retail electricity and gas, and supplied energy and energy services in competitive markets.

PPL Energy Supply - prior to the June 1, 2015 spinoff, PPL Energy Supply, LLC, a subsidiary of PPL Energy Funding and the indirect parent company of PPL Montana, LLC.

PPL EU Services - PPL EU Services Corporation, a former subsidiary of PPL that, prior to being merged into PPL Services on December 31, 2021, provided administrative, management and support services primarily to PPL Electric.

PPL Montana - prior to the June 1, 2015 spinoff of PPL Energy Supply, PPL Montana, LLC, an indirect subsidiary of PPL Energy Supply that generated electricity for wholesale sales in Montana and the Pacific Northwest.

PPL WPD Investments Limited - PPL WPD Investments Limited, which was, prior to the sale of the U.K. utility business on June 14, 2021, a subsidiary of PPL WPD Limited and parent to WPD plc. PPL WPD Investments Limited was included in the sale of the U.K. utility business on June 14, 2021.

RAR – Retired Asset Recovery rider, established by KPSC orders in 2021 to provide for recovery of and return on the remaining investment in certain electric generating units upon their retirement over a ten-year period following retirement.

RCRA - Resource Conservation and Recovery Act of 1976.

Registrant(s) - refers to the Registrants named on the cover of this Report (each a "Registrant" and collectively, the "Registrants").

RIPUC - Rhode Island Public Utilities Commission, a three-member quasi-judicial tribunal with jurisdiction, powers, and duties to implement and enforce the standards of conduct under R.I. Gen. Laws § 39-1-27.6 and to hold investigations and hearings involving the rates, tariffs, tolls, and charges, and the sufficiency and reasonableness of facilities and accommodations of public utilities.

Riverstone - Riverstone Holdings LLC, a Delaware limited liability company and, as of December 6, 2016, ultimate parent company of the entities that own the competitive power generation business contributed to Talen Energy.

Rhode Island Division of Public Utilities and Carriers - the Rhode Island Division of Public Utilities and Carriers, which is headed by an Administrator who is not a Commissioner of the RIPUC, exercises the jurisdiction, supervision, power, and duties not specifically assigned to the RIPUC.

RTO - Regional Transmission Operator, an electric power transmission system operator that coordinates, controls and monitors a multi-state electric grid.

Safari Energy - Safari Energy, LLC, which was, prior to the sale of Safari Holdings on November 1, 2022, a subsidiary of Safari Holdings that provided solar energy solutions for commercial customers in the U.S.

Safari Holdings - Safari Holdings, LLC, which was, prior to its sale on November 1, 2022, a subsidiary of PPL and parent holding company of Safari Energy.

Sarbanes-Oxley - Sarbanes-Oxley Act of 2002, which sets requirements for management's assessment of internal controls for financial reporting. It also requires an independent auditor to make its own assessment.

Scrubber - an air pollution control device that can remove particulates and/or gases (primarily sulfur dioxide) from exhaust gases.

SEC - the U.S. Securities and Exchange Commission, a U.S. government agency primarily responsible to protect investors and maintain the integrity of the securities markets.

SIP - PPL Corporation's Amended and Restated 2012 Stock Incentive Plan.

Smart metering technology - technology that can measure, among other things, time of electricity consumption to permit offering rate incentives for usage during lower cost or demand intervals. The use of this technology also has the potential to strengthen network reliability.

SOFR - Secured Overnight Financing Rate, a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities.

S&P - S&P Global Ratings, a credit rating agency.

Superfund - federal environmental statute that addresses remediation of contaminated sites; states also have similar statutes.

Talen Energy - Talen Energy Corporation, the Delaware corporation formed to be the publicly traded company and owner of the competitive generation assets of PPL Energy Supply and certain affiliates of Riverstone, which as of December 6, 2016, became wholly owned by Riverstone.

Talen Energy Marketing - Talen Energy Marketing, LLC, the successor name of PPL EnergyPlus, after the spinoff of PPL Energy Supply that marketed and traded wholesale and retail electricity and gas, and supplied energy and energy services in competitive markets, after the June 1, 2015 spinoff of PPL Energy Supply.

TCJA - Tax Cuts and Jobs Act. Comprehensive U.S. federal tax legislation enacted on December 22, 2017.

Total shareowner return - the change in market value of a share of the company's common stock plus the value of all dividends paid on a share of the common stock during the applicable performance period, divided by the price of the common stock as of the beginning of the performance period. The price used for purposes of this calculation is the average share price for the 20 trading days at the beginning and end of the applicable period.

Treasury Stock Method - a method applied to calculate diluted EPS that assumes any proceeds that could be obtained upon exercise of options and warrants (and their equivalents) would be used to purchase common stock at the average market price during the relevant period.

U.K. utility business - PPL WPD Investments Limited and its subsidiaries, including, notably, WPD plc and the four distribution network operators, which substantially represented PPL's U.K. Regulated segment. The U.K. utility business was sold on June 14, 2021.

USW - The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union, commonly known as the United Steelworkers.

VEBA - Voluntary Employee Beneficiary Association. A tax-exempt trust under the Internal Revenue Code Section 501 (c)(9) used by employers to fund and pay eligible medical, life and similar benefits.

VSCC - Virginia State Corporation Commission, the state agency that has jurisdiction over the regulation of Virginia corporations, including utilities.

WPD - Prior to the sale of the U.K. utility business on June 14, 2021, refers to PPL WPD Limited Investments and its subsidiaries. WPD was included in the sale of the U.K. utility business on June 14, 2021.

WPD plc - Western Power Distribution plc, prior to the sale of the U.K utility business, a U.K. indirect subsidiary of PPL WPD Limited. Its principal indirectly owned subsidiaries are WPD (East Midlands), WPD (South Wales), WPD (South West) and WPD (West Midlands). WPD plc was included in the sale of the U.K. utility business on June 14, 2021.

DIRECTORS & OFFICERS

DIRECTORS

Arthur P. Beattie, 68, retired Executive Vice President, Chief Financial Officer and Chief Risk Officer of Southern Company, an American gas and electric utility holding company based in the southern United States.

Raja Rajamannar, 61, Chief Marketing & Communications Officer and President, Healthcare, of MasterCard Incorporated, a technology company in the global payments industry.

Heather B. Redman, 58, Co-Founder and Managing Partner of Flying Fish Partners, a venture capital firm investing in early-stage artificial intelligence and machine learning startups, including energy-related applications.

Craig A. Rogerson, 66, retired Chairman, President and Chief Executive Officer of Hexion Holdings Corporation and of Hexion Inc., a global producer of thermoset resins as well as other chemical platforms serving a wide range of market applications. Rogerson serves as the independent Chair of the PPL Board.

Vincent Sorgi, 51, President and Chief Executive Officer of PPL Corporation.

Linda G. Sullivan, 59, retired Chief Financial Officer and Executive Vice President of American Water Works Company Inc., one of the nation's largest publicly traded water and wastewater utility companies.

Natica von Althann, 72, retired financial and risk executive at Bank of America and Citigroup, investment banks and financial services companies.

Keith H. Williamson, 70, President of the Centene Charitable Foundation and former Executive Vice President, Secretary and General Counsel of Centene Corporation, a provider of managed healthcare services, primarily through Medicaid, commercial and Medicare products.

Phoebe A. Wood, 69, Principal of CompaniesWood, a consulting firm specializing in early stage investments. Retired Vice Chairman and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer.

Armando Zagalo de Lima, 64, retired Executive Vice President of Xerox Corporation, a multinational enterprise for business process and document management.

BOARD COMMITTEES

Executive Committee
Craig A. Rogerson, Chair
Arthur P. Beattie
Vincent Sorgi
Natica von Althann
Phoebe A. Wood
Armando Zagalo de Lima

Audit Committee
Arthur P. Beattie, Chair
Heather B. Redman
Keith H. Williamson
Phoebe A. Wood

Compensation Committee
Natica von Althann, Chair
Raja Rajamannar
Craig A. Rogerson
Linda G. Sullivan

Finance Committee
Armando Zagalo de Lima, Chair
Arthur P. Beattie
Heather B. Redman
Linda G. Sullivan
Natica von Althann

Governance, Nominating and Sustainability Committee
Phoebe A. Wood, Chair
Raja Rajamannar
Keith H. Williamson
Armando Zagalo de Lima

EXECUTIVE OFFICERS

Vincent Sorgi, President and Chief Executive Officer, PPL Corporation

Joseph P. Bergstein, Jr., Executive Vice President and Chief Financial Officer, PPL Corporation

Angela K. Gosman, Executive Vice President and Chief Human Resources Officer, PPL Corporation

Wendy E. Stark, Executive Vice President, Chief Legal Officer and Corporate Secretary, PPL Corporation

Francis X. Sullivan, Executive Vice President and Chief Operating Officer, PPL Corporation

David J. Bonenberger, President, Rhode Island Energy

John R. Crockett III, President, LG&E and KU Energy LLC

Stephanie R. Raymond, President, PPL Electric Utilities Corporation

Tadd J. Henninger, Senior Vice President-Finance and Treasurer, PPL Corporation

Marlene C. Beers, Vice President and Controller, PPL Corporation

Annual Meeting

Shareowners are invited to participate in PPL Corporation's Annual Meeting of Shareowners on Wednesday, May 17, 2023, via a live webcast beginning at 9 a.m. Eastern Time.

Stock Exchange Listing

PPL Corporation common stock is listed on the New York Stock Exchange (NYSE). The symbol is PPL. On Feb. 28, 2023, the closing price per share was $27.07, and there were 569,317 shareowners of record.

The company has paid cash dividends on its common stock in every quarter since 1946. In 2022, PPL established a quarterly cash dividend of $0.225 per share following the completion of the company's strategic repositioning, aligning with PPL's updated earnings profile and targeted payout ratio of 60% to 65% of earnings per share. On Feb. 17, 2023, the company declared a quarterly dividend of $0.240 per share payable on April 3, 2023, to shareowners of record as of March 10, 2023. This represents a 7% increase to its quarterly stock dividend over the dividend paid Jan. 3, 2023, consistent with PPL's targeted earnings per share growth and the company's plan to grow the dividend in line with earnings, subject to Board approval.

Dividend Calendar

Subject to the declaration of dividends on PPL common stock by the PPL Board of Directors or its Executive Committee, dividends are paid on the first business day of April, July, Oct. and Jan. The record dates for dividends for the balance of 2023 are expected to be June 9, Sept. 8 and Dec. 8.

PPL's Website: www.pplweb.com

Shareowners can access PPL publications, such as annual and quarterly reports to the Securities and Exchange Commission (SEC Forms 10-K and 10-Q), other PPL filings, corporate governance materials, news releases, stock quotes and historical performance. Visitors to our website may subscribe to receive automated email alerts for SEC filings, earnings news releases, daily stock prices and other financial news.

Financial reports, which are available at www.pplweb.com, will be mailed without charge upon request by contacting:

PPL Treasury Dept.
Two North Ninth Street, Allentown, PA 18101
Email: invserv@pplweb.com
Telephone: 1-800-345-3085

Lost Dividend Checks

Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

Direct Stock Purchase and Dividend Reinvestment Plan (Plan)

PPL offers investors the opportunity to acquire shares of PPL common stock through its Plan. Through the Plan, participants are eligible to invest up to $25,000 per calendar month in PPL common stock. Shareowners may choose to have dividends on their PPL Corporation common stock fully or partially reinvested in PPL common stock, or can receive full payment of cash dividends by check or EFT. Participants in the Plan may choose to have their common stock certificates deposited into their Plan account.

Direct Registration System

PPL participates in the Direct Registration System (DRS). Shareowners may choose to have their common stock certificates converted to book entry form within the DRS by submitting their certificates to PPL's transfer agent.

Online Account Access

Registered shareowners can activate their account for online access by visiting shareowneronline.com.

Shareowner Inquiries, Transfer Agent and Registrar; Dividend Disbursing Agent; Plan Administrator

Equiniti Trust Company
EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
Toll-free: 1-800-345-3085
Outside U.S.: 1-651-450-4064
Website: shareowneronline.com

Corporate Offices

PPL Corporation
Two North Ninth Street
Allentown, PA 18101
610-774-5151

PPL and the PPL logo are registered trademarks of PPL Corporation or an affiliate. S&P 500 is a registered trademark of Standard and Poor's Financial Services LLC.

